As filed with the Securities and Exchange Commission on November 15, 2010

Registration No. 333-170068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to the
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

GERMAN AMERICAN BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Indiana	6022	35-1547518
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

711 Main Street, Box 810
Jasper, Indiana 47547-0810
(812) 482-1314

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Mark A. Schroeder
Chairman and Chief Executive Officer
German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, Indiana 47547-0810
Tel: (812) 482-1314 Fax: (812) 482-0745

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

With copies to:

Mark B. Barnes Mark Barnes Law PC 5717 Fall Creek Road Indianapolis, Indiana 46220 Tel: (317) 757-5570 Fax: (317) 757-5570	Tom W. Zook Lewis, Rice & Fingersh, L.C. 600 Washington Avenue St. Louis, Missouri 63101 Tel: (314) 444-7671 Fax (314) 612-7671

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is (check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Shares, no par value	1,700,000 shares	N/A	$27,612,500	$1,968.78

(1)	Represents the maximum number of common shares of German American Bancorp, Inc. (NASDAQ: GABC) estimated to be issuable upon the completion of the merger of American Community Bancorp, Inc. (OTCBB: ACBP) with and into German American as of October 15, 2010, based on the product of multiplying (A) 2,350,000 shares of American Community, representing the rounded estimated sum of (i) the number of such shares then outstanding plus (ii) the number of such shares then reserved for issuance upon the exercise of (x) outstanding stock options to purchase American Common shares and estimated future issuances pursuant to other compensatory arrangements, and (y) outstanding warrants to purchase American Common shares, less (iii) 199,939 of such outstanding shares already owned by German American, by (B) the fixed exchange ratio of 0.725 shares. Pursuant to Rule 416 under the Securities Act, this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.
(2)	Pursuant to Rule 457(c) and 457(f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (A) the aggregate value as of October 15, 2010 of the estimated maximum number of shares of American Community Bancorp, Inc., to be received by the Registrant in the merger (2,350,000 shares), valued at $13.75, the closing price on the Over-the-Counter Bulletin Board of the shares of American Community Bancorp, Inc., on that date, less (B) the $2.00 stated amount of cash to be paid for or in respect of such shares as part of the merger proposal.
(3)	Calculated in accordance with Section 6(b) of the Securities Act and SEC Fee Advisory #4 for Fiscal Year 2010 (as continued by Fee Rate Advisory #2 for Fiscal Year 2011) at a rate equal to 0.0000713 multiplied by the proposed maximum aggregate offering price.
(4)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement is to become effective in accordance with Section 8(a) of the Securities Act or until the registration statement becomes effective on the date the Commission, acting under Section 8(a), determines.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
DATED NOVEMBER 15, 2010, SUBJECT TO COMPLETION

Information contained herein is subject to completion or amendment. A registration statement relating to the common shares of German American Bancorp, Inc. to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Dear Shareholder of American Community Bancorp, Inc.:

American Community Bancorp, Inc. (which we refer to as “American Community”) proposes to merge with and into German American Bancorp, Inc. (which we refer to as “German American”). At the effective time of the proposed merger, each outstanding share of American Community’s common stock (other than shares then held of record by German American or by shareholders who perfect and do not withdraw their dissenters’ rights under Indiana law) would be converted into the right to receive:

•	0.725 shares of German American common stock (or cash in lieu of fractional share interests), plus
•	a cash payment of $2.00 (unless earlier paid by American Community with respect to its shares under a special pre-merger 2010 cash dividend of that same amount that it has contingently declared for payment on December 30, 2010 to holders of record on December 15, 2010).

Had this proposed merger become effective on November 12, 2010, you would have received shares German American valued (on the basis of the NASDAQ Official Closing Price of German American’s shares on that day) at $12.85 per American Community share, plus a cash payment of $2.00 (either as part of the proposed special dividend or as merger consideration), for total equivalent merger consideration of $14.85 per American Community share. See “SUMMARY — Per Share Data,” on pages 13 and 14, for the method of calculation of this equivalent merger consideration as of any given date. The total equivalent merger consideration will vary in market value, through the date of completion of the merger and thereafter, with the changes in the market value of German American’s shares reported by NASDAQ.

American Community will hold a special meeting of its shareholders to vote on the merger proposal at Evansville Country Club, 3810 Stringtown Road, Evansville, Indiana 47711 on December 22, 2010, at 8 a.m., local time. Your vote is important, because your failure to vote will have the same effect as your voting against the merger proposal. Regardless of whether you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in the attached proxy statement/prospectus.

American Community’s board of directors recommends that you vote “FOR” the merger.

This proxy statement/prospectus describes the special meeting, the merger proposal, the special contingent pre-merger cash dividend, the German American shares to be issued in the merger, and other related matters. Please carefully read this entire document, including “RISK FACTORS” beginning on page 15, for a discussion of the risks relating to the merger proposal and the German American common shares. You also can obtain information about German American from documents that it has filed with the Securities and Exchange Commission. See “WHERE YOU CAN FIND MORE INFORMATION.”

Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this Proxy Statement/Prospectus is November [17], 2010

AVAILABLE INFORMATION

As permitted by the rules of the U.S. Securities and Exchange Commission, this document incorporates certain important business and financial information about German American from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, Indiana 47546-0810
Attention: Terri A. Eckerle
Shareholder Relations
(812) 482-1314

In order to ensure timely delivery of these documents, you should make your request by December 15, 2010, to receive them before the special meeting.

You can also obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 106.

The common shares of German American are traded on the NASDAQ Global Select Market under the symbol “GABC,” and the common shares of American Community are quoted by brokers and dealers on the Over-the-Counter Bulletin Board under the symbol “ACBP.”

All information in this proxy statement/prospectus concerning German American and its subsidiaries has been furnished by German American, and all information in this proxy statement/prospectus concerning American Community has been furnished by American Community.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to American Community’s shareholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

This proxy statement/prospectus is dated November [17], 2010. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of German American shares as contemplated by the merger agreement shall create any implication to the contrary.

AMERICAN COMMUNITY BANCORP, INC.

Notice of Special Meeting of Shareholders to be held December 22, 2010

A special meeting of shareholders of American Community Bancorp, Inc., an Indiana corporation (“American Community”), will be held at 8 a.m., local time, on December 22, 2010, at Evansville Country Club, located at 3810 Stringtown Road, Evansville, Indiana 47711. Any adjournments or postponements of the special meeting will be held at the same location unless otherwise announced at the conclusion of the adjourned or postponed meeting session.

At the special meeting, you will be asked:

1.	to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of October 4, 2010, as amended (which we refer to as “the merger agreement”), which has been entered into by and among American Community, German American Bancorp, Inc. (which we refer to as “German American”), Bank of Evansville, and German American Bancorp (including the related plan of merger in the form that is attached to the merger agreement), and thereby to approve the transactions contemplated by the merger agreement, including the merger of American Community into German American;
2.	to approve one or more adjournments of the special meeting (upon the motion of any shareholder of record entitled to vote thereon duly made and seconded) if necessary to permit further solicitation of proxies in favor of the merger agreement and the proposed merger; and
3.	to transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

The accompanying proxy statement/prospectus describes the merger agreement and the proposed merger in detail, and includes a copy of the merger agreement (which includes the plan of merger) as an exhibit. We urge you to read these materials carefully. The proxy statement/prospectus (and such exhibit) forms a part of this notice.

The board of directors of American Community recommends that American Community shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to approve adjournments.

The board of directors of American Community has fixed the close of business on November 12, 2010 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Under Indiana law, if the merger is completed, American Community shareholders of record who do not vote to approve the merger agreement will be entitled to exercise dissenters’ rights and obtain payment in cash of the fair value of their shares of American Community common stock by following the procedures set forth in detail in the applicable Indiana statutory provisions, which are included as Annex C to the accompanying proxy statement/prospectus.

To ensure your representation at the special meeting, please follow the voting procedures described in the accompanying proxy statement/prospectus. This will not prevent you from voting in person. Your proxy may be revoked at any time before it is voted.

By Order of the Board of Directors

Marc D. Fine, Secretary

Evansville, Indiana
November [17], 2010

QUESTIONS AND ANSWERS	1
SUMMARY	5
RISK FACTORS	15
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	19
INFORMATION ABOUT GERMAN AMERICAN AND AMERICAN COMMUNITY	20
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GERMAN AMERICAN	23
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMERICAN COMMUNITY	25
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	27
THE MERGER	34
THE MERGER AGREEMENT	51
THE VOTING AGREEMENT	60
THE SPECIAL MEETING	61
AMERICAN COMMUNITY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (INCLUDING QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK)	65
OTHER IMPORTANT INFORMATION REGARDING AMERICAN COMMUNITY	89
COMPARISON OF RIGHTS OF AMERICAN COMMUNITY SHAREHOLDERS AND GERMAN AMERICAN SHAREHOLDERS	94
RIGHTS OF DISSENTING SHAREHOLDERS	100
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	103
LEGAL MATTERS	106
EXPERTS	106
SHAREHOLDER PROPOSALS	106
WHERE YOU CAN FIND MORE INFORMATION	106
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	108
WHAT INFORMATION YOU SHOULD RELY UPON	109
INDEX TO AMERICAN COMMUNITY’S FINANCIAL STATEMENTS	F-1
Annex A — Agreement and Plan of Reorganization, and Amendment No. 1 thereto	A-1
Annex B — Opinion of Stifel, Nicolaus & Company, Incorporated	B-1
Annex C — Chapter 44 of the Indiana Business Corporation Law	C-1
Annex D — Voting Agreement	D-1

i

QUESTIONS AND ANSWERS

The following questions and answers are intended to address some commonly-asked questions regarding the proposed merger and the special meeting. These questions and answers may not address all the questions that may be important to you as one of American Community’s shareholders. Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/ prospectus, and the documents referred to or incorporated by reference in this proxy statement/prospectus.

Q:  What am I being asked to vote on? What is the proposed transaction?

A:  You are being asked to vote in favor of approving a merger agreement (including a plan of merger) between American Community Bancorp, Inc. (which we refer to as “American Community”) and German American Bancorp, Inc. (which we refer to as “German American”), and approving the transactions contemplated by the merger agreement, including the merger of American Community with and into German American. We refer to this proposal as the “merger agreement proposal.” As a result of the merger contemplated by the merger agreement proposal, American Community will cease to exist and American Community’s bank subsidiary, Bank of Evansville, will merge into German American’s bank subsidiary.

You are also being asked to approve one or more adjournments of the special meeting that will be convened to consider approving the merger agreement proposal (upon the motion of any shareholder of record entitled to vote thereon duly made and seconded) if necessary to permit further solicitation of proxies in favor of the merger agreement proposal, which we refer to as the “adjournment proposal.”

Q:  What will I be entitled to receive in the merger?

A:  If the merger is completed, and you continue through the effective time of the merger to hold your American Community shares (and do not exercise your statutory dissenters rights), you will be entitled to receive for (or in respect of) your American Community shares both:

•	Newly-issued common shares of German American at the exchange ratio of 0.725 shares of German American common stock for each American Community share (plus cash in lieu of any fractional share interest); and
•	A cash payment (payable either in the form of a special cash dividend that has been contingently declared for payment by American Community on December 30, 2010 to shareholders of record on December 15, 2010 or in the form of additional consideration payable by German American in 2011 as part of the merger) of $2.00 per American Community share.

Q:  Am I entitled to “dissenters’ rights” (sometimes also called “appraisal rights”)?

A:  Yes. Indiana law provides you with dissenters’ rights in the merger. This means that, if you exactly comply with certain legal requirements specified by law, you will be entitled to receive payment in cash of the “fair value” (as determined by a court in accordance with Indiana law) of your shares, excluding any appreciation in value that results from the merger. To exercise your dissenters’ rights you must deliver written notice of your intent to demand payment for your shares to American Community at or before the special meeting of our shareholders and you must not vote in favor of the merger. Notices should be addressed to Corporate Secretary, American Community Bancorp, Inc., 4424 Vogel Road, Evansville, Indiana 47715. Your failure to follow exactly the procedures specified under Indiana law will result in the loss of your dissenters’ rights. A copy of the dissenters’ rights provisions of Indiana law is provided as Annex C to this document. See “RIGHTS OF DISSENTING SHAREHOLDERS” on page 100.

Q:  Why do American Community and German American want to merge?

A:  American Community believes that the proposed merger will provide American Community shareholders with substantial benefits, and German American believes that the merger will further its strategic growth plans. As a larger company, German American can provide the capital and resources that American Community needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “THE MERGER — Reasons for the Merger — German American” on page 41 and “THE MERGER — Reasons for the Merger — American Community” on page 39.

Q:  What vote is required to adopt the two proposals at the special meeting?

A:  Holders of a majority of the issued and outstanding shares of American Community common stock (determined on the record of our shareholders as of November 12, 2010, the record date for the meeting) must vote in favor of the proposal to approve the merger agreement. Abstentions and broker non-votes will have the same effect as shares voted against the merger agreement proposal.

Approval of the adjournment proposal will require the affirmative vote of a majority of the voting power of the shares of American Community that are present in person or represented by proxy at the special meeting and entitled to vote on the adjournment proposal. Abstentions will have the same effect as shares voted against the adjournment proposal, and broker non-votes will not affect whether the adjournment proposal is approved.

Q:  Have any American Community shareholders already committed to vote in favor of the merger proposal?

A:  As of the record date, German American beneficially owned 199,939 shares (9.2% of our shares then issued and outstanding), and had obtained the agreement of another shareholder of American Community (holding as of the record date an additional 166,083, shares, or an additional 7.7 percent of our shares then issued and outstanding) to vote in favor of the merger proposal.

Q:  How many shares do American Community’s directors and executive officers control?

A:  American Community’s directors and executive officers (in the aggregate) had the sole or shared right to vote approximately 866,532 of the outstanding American Community shares, or approximately 39.8% of American Community’s shares then outstanding, as of the record date for the special meeting. See “OTHER IMPORTANT INFORMATION REGARDING AMERICAN COMMUNITY — Director and Executive Officer Beneficial Ownership” on page 91.

Q:  When and where is the American Community special meeting?

A:  The special meeting of American Community shareholders is scheduled to take place at Evansville Country Club, located at 3810 Stringtown Road, Evansville, Indiana 47711, at 8 a.m., local time, on December 22, 2010.

Q:  Who is entitled to vote at the American Community special meeting?

A:  Holders of shares of American Community common stock at the close of business on November 12, 2010, which is the record date, are entitled to vote on the proposal to approve the merger agreement. As of the record date, 2,177,850 shares of American Community common stock were outstanding and entitled to vote.

Q:  If I plan to attend the American Community special meeting in person, should I still grant my proxy?

A:  Yes. Whether or not you plan to attend the American Community special meeting, you should grant your proxy as described in this proxy statement/prospectus. The failure of an American Community shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” approval of the merger agreement.

Q:  What is the recommendation of the American Community board of directors?

A:  The American Community board of directors has determined that the merger agreement (including the plan of merger attached as Appendix A to that agreement) and the merger contemplated by the merger agreement (and plan of merger) are advisable, fair to, and in the best interests of, American Community and its shareholders. Therefore, the American Community board of directors recommends that you vote “FOR” the proposal to approve the merger agreement proposal, and also that you vote “FOR” the adjournment proposal.

Q:  What do I need to do now to vote my shares of American Community?

After you have carefully read and considered the information contained in this proxy statement/ prospectus, please vote by completing, signing, dating and returning the proxy card or voting form that accompanies this proxy statement/prospectus in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.

Q:  If my shares are held in “street name” by my broker, will they automatically vote my shares for me?

A:  No. Your broker will not be able to vote your shares of American Community common stock on the proposal to adopt the merger agreement unless you provide instructions on how to vote. Please instruct your broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to adopt the merger agreement, your shares will not be voted, and this will have the effect of voting against the adoption of the merger agreement. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:  May I change or revoke my vote after submitting a proxy?

A:  Yes.

If you have not voted through your broker, you can change your vote by:

•	providing written notice of revocation to the Corporate Secretary of American Community, which must be filed with the Corporate Secretary by the time the special meeting begins;
•	submitting a new proxy card (any earlier proxies will be revoked automatically); or
•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:  What are the material U.S. federal income tax consequences of the merger to me?

A:  German American and American Community expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes:

•	American Community shareholders generally will recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration (whether received as a dividend from American Community in 2010 or as cash from German American in 2011) and will recognize gain or loss with respect to any cash received in lieu of fractional shares of German American common stock; and
•	American Community shareholders will not recognize gain (or loss) as a result of receiving shares of German American common stock in the merger.

To review the tax consequences of the merger to American Community shareholders in greater detail, please see the section “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 103.

Q:  When is the merger expected to be completed?

A:  We will try to complete the merger as soon as possible. Before that happens, the merger agreement (including the plan of merger) must be approved by American Community’s shareholders and we must obtain the necessary regulatory approvals. Assuming shareholders vote at least a majority of the issued and outstanding shares of American Community in favor of the merger agreement at the scheduled shareholders meeting (without the need for any adjournment) and we obtain the other necessary approvals in a timely fashion, we hope to close the merger on December 30, 2010. Upon closing of the merger as hoped on December 30, 2010, American Community would (assuming all regulatory approvals to do so are then in hand) pay the proposed special cash dividend on the closing date to its shareholders (by sending such check by overnight express service or next day United States Postal Service deliveries for December 31 delivery), and German American would file the necessary documents with the appropriate offices of the State of Indiana to cause the mergers to become effective. Those documents would specify an “effective time” of the merger of 12:01 a.m. Evansville (Indiana) time on January 1, 2011. If the merger closes later than December 30, 2010 (which might happen for reasons such as delays in obtaining required approvals or in satisfying other closing conditions), then no special 2010 cash dividend would be paid and, instead, the $2.00 cash payment (assuming the merger is completed in 2011) would be a cash payment to which American Community shareholders would be entitled to receive from German American as part of the merger during 2011.

Q:  Is completion of the merger subject to any conditions besides shareholder approval?

A:  Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied (or waived, if applicable). To review the conditions of the merger in more detail, see “THE MERGER AGREEMENT — Conditions to Completion of the Merger” on page 56.

Q:  Should I send in my stock certificates now?

A:  No. You SHOULD NOT send in any stock certificates now. If the merger is approved and completed, a stock exchange form and transmittal materials, with instructions for their completion, will be provided to all shareholders of American Community under separate cover and only then should the stock certificates be sent.

Q:  Who can answer my other questions?

A:  If you have more questions about the merger, or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Mike Sutton of American Community, at (812) 962-2265.

SUMMARY

The following summary, together with the section of the proxy statement/prospectus entitled “Questions and Answers,” highlight selected information contained in this proxy statement/prospectus. It may not contain all of the information that might be important in your consideration of the merger agreement and the proposed merger. We encourage you to read carefully this proxy statement/prospectus and the documents we have incorporated by reference into this proxy statement/prospectus in their entirety before voting. See “Where You Can Find More Information.”

In this proxy statement/prospectus, the term “American Community” refers to American Community Bancorp, Inc., the term “German American” refers to German American Bancorp, Inc., the terms “we” or “us” or “our” refer to American Community and German American, the term “merger agreement” refers to that certain Agreement and Plan of Reorganization, dated as of October 4, 2010, as amended by a certain First Amendment thereto dated October 27, 2010, and as it may be amended from time to time, among German American, American Community, and their banking subsidiaries, a copy of which is attached as Annex A to the proxy statement/prospectus, the term “merger” refers to the merger of American Community with and into German American pursuant to the merger agreement, and the term “shares” refers to the shares of common stock of German American or American Community (as applicable in context). Where appropriate, we have set forth a section and page reference directing you to a more complete description of the topics described in this summary.

Information about the Companies

German American Bancorp, Inc. (page 20)

711 Main Street, Box 810
Jasper, Indiana 47547-0810
(812) 482-1314

German American, an Indiana corporation, is a financial services holding company based in Jasper, Indiana. German American (through its bank subsidiary) operates 30 retail banking offices (including two branches in the Evansville, Indiana metropolitan area that German American acquired on May 7, 2010, from another bank) in twelve contiguous Southern Indiana counties. German American indirectly owns a trust, brokerage, and financial planning subsidiary (German American Financial Advisors & Trust Company) that operates from German American’s banking offices and a full line property and casualty insurance agency (German American Insurance, Inc.) with seven insurance agency offices throughout German American’s market area. As of September 30, 2010, German American had total deposits of approximately $1.083 billion, total assets of approximately $1.356 billion and shareholders’ equity of approximately $123 million.

American Community Bancorp, Inc. (page 21)

4424 Vogel Road
Evansville, Indiana 47715
(812) 962-2265

American Community, an Indiana corporation, is a bank holding company headquartered in Evansville, Indiana. Its wholly owned subsidiary, Bank of Evansville, provides a full range of commercial and consumer banking services in the Evansville, Indiana, area, from three banking offices located on the east, west and north sides of the city. At September 30, 2010, American Community reported total assets of approximately $326 million, total loans of approximately $243 million, and total deposits of approximately $282 million.

The Merger and the Merger Agreement (pages 11 and 51)

American Community’s merger into German American is governed by the merger agreement, and the related plan of merger that is Appendix A to the merger agreement. The merger agreement provides that, if all of the conditions are satisfied or waived, American Community will be merged with and into German American with German American surviving the merger and American Community ceasing to exist. We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/ prospectus.

What American Community Shareholders Will Receive as a Result of the Merger (page 49)

If the merger is completed, each of your shares of American Community that you own of record immediately before the effective time of the merger will be converted (pursuant to the terms of the merger and effective as of its effective time) into the right to receive (a) 0.725 shares of German American (cash will be paid in lieu of fractional share interests) plus (b) a cash payment of $2.00 (unless earlier paid by American Community with respect to its shares under a special pre-merger 2010 cash dividend of that same amount that American Community has contingently declared).

The Contingent 2010 Pre-Merger Cash Dividend and its Relationship to the Merger Proposal (pages 49 and page 52)

The Board of Directors of Bank of Evansville has contingently declared a dividend payable to American Community (its sole shareholder), and the Board of Directors of American Community has contingently declared a dividend payable to its shareholders (including German American, in respect of the American Community shares owned by German American) of $2.00 per share. The record date for each of these dividends is December 15, 2010, and the payment date for each of these dividends is December 30, 2010, preceding the hoped-for January 1, 2011 effective time of the merger. Each of these dividends has been declared contingent upon, and subject to, the closing of the merger being completed on December 30, 2010, and to the receipt of all regulatory approvals for such proposed dividends; the payment of such dividends is therefore not assured.

If the payment of such dividends is made on December 30, 2010, then the amount of such dividend ($2.00 per American Community share) will reduce the cash amount ($2.00 per former American Community share) that otherwise would be payable under the merger agreement, and German American would therefore not owe any cash amount (other than cash payable in respect of any fractional share interests) to former American Community shareholders under the merger agreement.

On the other hand, if the payment of such dividends does not occur on December 30, 2010, because a condition to the payment of such dividend is not satisfied, then such dividends will not be paid at any later time, and instead will be cancelled. In that event, and assuming that the merger of American Community into German American later becomes effective, shareholders of American Community as of the effective time of that merger will be entitled by the merger agreement to receive the equivalent cash amount ($2.00 per American Community share) as part of the consideration payable by German American under the merger agreement.

Board of Directors of German American (and its Bank Subsidiary) Following Completion of the Merger (pages 58 and 106)

As required by the merger agreement, German American intends to add two of the current members of the board of directors of American Community to its board of directors (and to the board of directors of its bank subsidiary) promptly following the effective time of the merger. German American has not yet selected the members of American Community’s board of directors who will be asked to join German American’s board of directors. Except for the addition of these two additional directors, the board of directors of German American and of its banking subsidiary will be the same as the boards of directors of such companies immediately prior to the effective time of the merger. Information about the current German American directors and executive officers can be found in German American’s annual report on Form 10-K for its year ended December 31, 2009, its proxy statement for its 2010 annual meeting and its other SEC reports that are incorporated in this proxy statement/prospectus by reference. See “WHERE YOU CAN FIND MORE INFORMATION.”

Anticipated Accounting Treatment (Page 49)

The merger will be accounted for under the acquisition method of accounting. Under the acquisition method, the purchase price will be allocated to identifiable assets and assumed liabilities based on their fair values. Any excess will be accounted for as goodwill. Intangible assets with definite lives will be amortized over their estimated useful lives. Goodwill and intangible assets determined to have indefinite lives will not be amortized, but will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management of German American determines that the value of goodwill or intangible assets has become impaired, an impairment charge will be recorded in the fiscal quarter in which such determination is made. Also, costs related to the merger will be expensed during the period in which they are incurred.

Opinion of American Community’s Financial Advisor (page 41)

In connection with the merger, the American Community board of directors received an oral opinion, confirmed by a written opinion dated October 4, 2010, from American Community’s financial advisor, Stifel, Nicolaus & Company, Incorporated, which we refer to as Stifel, to the effect that, as of the date of the opinion and based on and subject to the various considerations described in the opinion, the consideration to be paid to holders of American Community’s shares in the proposed merger was fair, from a financial point of view, to those holders. The full text of Stifel’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Stifel in rendering its opinion, is attached to this document as Annex B. We encourage you to read the entire opinion carefully. The opinion of Stifel is directed to the American Community board of directors and does not constitute a recommendation to any American Community shareholder as to how to vote at the American Community special meeting or any other matter relating to the proposed merger.

Recommendation of American Community Board of Directors (page 39)

The American Community board of directors has approved and adopted the merger agreement and the proposed merger. The American Community board believes that the merger agreement, including the merger contemplated by the merger agreement (considered in conjunction with the special 2010 cash dividend that the board intends to contingently declare pursuant to the terms and conditions of the merger agreement) is advisable and fair to, and in the best interests of, American Community and its shareholders, and therefore recommends that American Community shareholders vote “FOR” the proposal to adopt the merger agreement and the related plan of merger. In its reaching this decision, American Community’s board of directors considered many factors, which are described in the section captioned “THE MERGER — Reasons for the Merger — American Community ” beginning on page 39.

Regulatory Approvals (page 48)

Under the terms of the merger agreement, the merger cannot be completed until German American and American Community and their bank subsidiaries have received the necessary regulatory approvals for the merger of American Community and German American and the merger of the bank subsidiaries. Filings have been made with all regulatory authorities who are believed by German American and American Community to have authority to grant such approvals, and such filings are under consideration by such authorities but have not yet been approved as of the date of this proxy statement/prospectus.

Conditions to the Merger (page 56)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	approval of the merger agreement at the special meeting by at a majority of American Community’s issued and outstanding shares;
•	approval of the transaction by the appropriate regulatory authorities; and
•	the representations and warranties made by the parties in the merger agreement must be true in all material respects as of the closing date of the merger, except for such changes as have not had, and can not reasonably be expected to have, any effect that is material and adverse to the financial position, results of operations or business of the relevant party, taken as a whole.

Termination (page 57)

The merger agreement may be terminated by mutual consent of German American and American Community at any time prior to the filing of the articles of merger with the Indiana Secretary of

State on the date of closing of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either German American or American Community may terminate the merger agreement prior to the filing of the articles of merger if, among other things, any of the following occur:

•	the closing of the merger has not occurred by March 31, 2011;
•	American Community’s shareholders do not adopt the merger agreement at the special meeting by the requisite vote;
•	there is a material breach by the other party of any representation or warranty contained in the merger agreement (other than those breaches that together with other breaches arising after the date of the merger agreement, do not have a “material adverse effect” on such other party as defined by the merger agreement, which breach cannot be cured, or has not been cured within 30 days after the giving of written notice to the other party of such breach);
•	there is a breach by the other party in any material respect of any of its covenants or agreements contained in the merger agreement, which breach cannot be cured, or has not been cured within 30 days after the giving of written notice to the other party of such breach; or
•	in the event of certain adverse regulatory determinations.

In addition, German American may terminate the merger agreement if the number of outstanding American Community shares held by persons exercising dissenters’ rights under Indiana law exceeds a specified amount.

Termination Fee (page 58)

If shareholders of American Community fail to approve the merger agreement at the special meeting under certain circumstances involving the making of a competing acquisition proposal for American Community after the date of the merger agreement and prior to the special meeting which is publicly disclosed to the shareholders of American Community prior to the special meeting, and within twelve months following the termination of the merger agreement either American Community or Bank of Evansville enters into an agreement to be acquired by a party other than German American, then American Community would owe German American a termination fee of $1,500,000.

Interests of Officers and Directors in the Merger That are Different From Yours (page 47)

In considering the recommendation of the board of directors of American Community to adopt the merger agreement, you should be aware that executive officers and directors of American Community have employment and other compensation agreements or plans that give them interests in the merger that may be different from, or in addition to, their interests as American Community shareholders. These interests and agreements include:

•	employment agreements that provide for severance payments and other benefits following a change in control and a termination of employment by the employer for reasons other than cause, disability, retirement or death or by the employee for good reason;
•	replacement employment agreements that German American entered into with each of Michael S. Sutton, American Community’s chief executive officer, and John Schenk, American Community’s chief financial officer (in each case, subject to and effective only if the merger with German American is completed), pursuant to which the executives agreed to non-competition agreements and certain other restrictions and agreements in consideration for their becoming entitled to receive future severance payments and health insurance benefits;
•	the accelerated vesting of all outstanding unvested stock options held by American Community directors and executive officers and the agreement by German American to pay cash in connection with the completion of the merger in cancellation of such options to such directors and executive officers, in amounts designed to give those executives the benefit of the indicated value of the merger transaction (in excess of the applicable exercise price) without their having to pay cash to exercise their options;

•	the accelerated vesting of all outstanding unvested restricted shares of American Community held by American Community executive officers;
•	the agreement by German American to pay cash in connection with the completion of the merger in cancellation of all unexercised warrants to purchase American Community shares, principally held by persons who are directors of American Community, which cancellation payments will be in amounts designed to give those warrant holders the benefit of the indicated value of the merger transaction (in excess of the applicable exercise price) without their having to pay cash to exercise their warrants;
•	the fact that two of the current directors of American Community will be appointed as directors of German American and of its bank subsidiary when the merger is completed;
•	the fact that five current American Community directors (who might or might not include the two to be appointed to the German American board) will be invited to a paid regional advisory board of German American when the merger is completed; and
•	rights of American Community officers and directors to indemnification and directors’ and officers’ liability insurance.

Certain Differences in Shareholder Rights (page 94)

When the merger is completed, American Community shareholders, whose rights are governed by Indiana law and American Community’s articles of incorporation and bylaws, will become German American shareholders and their rights will be governed by Indiana law, and by German American’s articles of incorporation and bylaws. Certain differences in the rights of American Community shareholders in respect of their shares will result.

Dissenters’ Rights (page 99)

Subject to their having exactly complied with the applicable statutory provisions, shareholders of American Community are entitled under certain circumstances to exercise “dissenters rights” provided by Indiana law. Shareholders who have validly exercised dissenters rights are entitled to receive cash in the amount of the court-determined “fair value” of their American Community shares immediately prior to the effective time of the merger, rather than the consideration to which they would have otherwise been entitled under the merger agreement, if the merger is completed. A copy of the chapter of the Indiana Business Corporation Law pertaining to dissenters’ rights is attached as Annex C to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

Prohibition on American Community’s Solicitation of Other Offers and Having Discussions with Potential Acquirors (page 54)

The merger agreement prohibits American Community from soliciting offers for any other party that might also be interested in acquiring American Community, and from discussing a potential proposal with (including providing information to) any interested third party that might (despite the lack of any solicitation by American Community) reach out to it with regard to such an alternative proposal to the merger with German American.

Change in Recommendation (page 54)

The merger agreement contains provisions that require American Community’s board of directors to submit the merger agreement to consideration by American Community’s shareholders at the special meeting with a favorable recommendation of its board of directors. The merger agreement, however, provides that any or all of the members of the board may be excused from the requirement of the merger agreement to recommend the German American merger proposal if their fiduciary duties to shareholders may require that they change their recommendation in a manner that would be adverse to the interests of German American.

Termination of the Merger Agreement; Specific Performance (page 57)

American Community and German American may jointly agree to terminate the merger agreement at any time prior to the filing of the articles of merger with the Indiana Secretary of State with respect to the merger, even after approval by our shareholders of the merger agreement and the merger. In addition, the merger agreement may be terminated at any time prior to the filing of the articles of merger, whether before or after shareholder approval has been obtained, under circumstances as described under “The Merger Agreement —  Termination of the Merger Agreement.” Generally, and in the absence of a “Willful and Material Breach” as defined by the merger agreement, and except for the termination fee that may be payable by American Community to German American in certain circumstances involving our selling control to another party, each of German American and American Community would bear their own expenses in connection with the merger proposal and in connection with any such termination and would not have any liability to the other in that connection for damages. However, either party is authorized by the merger agreement to seek a court’s order compelling the other party to perform its obligations under the merger agreement in respect of the transactions contemplated by the merger agreement, including the merger.

Dividends and Distributions; Contingent 2010 Pre-Merger Cash Dividend (pages 49 and 52)

Under the terms of the merger agreement, prior to the closing of the merger, American Community is prohibited from declaring or paying any cash dividend or other distribution to American Community shareholders, except for the contingent 2010 pre-merger cash dividend that American Community has declared, payable December 30, 2010 to shareholder of record on December 15, 2010 contingent upon (a) regulatory approvals to do so and, (b) the closing of the merger happening on December 30, 2010.

Material U.S. Federal Income Tax Consequences of the Merger (page 103)

German American and American Community expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes, as a result of the merger:

•	American Community shareholders will recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration (whether received as a “dividend” from American Community in 2010 or as cash from German American in 2011) and will recognize gain or loss with respect to any cash received in lieu of fractional shares of German American common stock; and
•	American Community shareholders will not recognize gain (or loss) as a result of their receiving shares of German American common stock in the merger.

See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” for a summary of the material U.S. federal income tax consequences of the merger and of the material U.S. federal income tax consequences to non-U.S. holders of receiving German American shares pursuant to the merger.

Because individual circumstances may differ, each shareholder should consult the shareholder’s tax advisor regarding the applicability of the rules discussed in this proxy statement/prospectus to the shareholder and the particular tax effects to the shareholder of the merger and the holding or disposing of German American shares in light of such shareholder’s particular circumstances, the application of state, local and foreign tax laws, and, if applicable, the tax consequences of (a) the transactions described in this proxy statement/prospectus relating to equity compensation and benefit plans, and (b) the receipt of the 2010 pre-merger cash dividend from American Community.

Special Meeting

Date, Time and Place (page 61)

The special meeting of American Community shareholders is scheduled to be held at Evansville Country Club, located at 3810 Stringtown Road in Evansville, Indiana 47711, at 8 a.m., local time, on December 22, 2010. At the American Community special meeting, you will be asked to vote on a proposal to approve the merger agreement.

Record Date (page 61)

Only American Community shareholders of record as of the close of business on November 12, 2010, are entitled to notice of, and to vote at, the American Community special meeting and any adjournments or postponements of the American Community special meeting. As of the close of business on the record date, there were 2,177,850 shares of American Community outstanding and entitled to vote at the meeting, held by 172 holders of record.

Attending In Person (page 62)

All American Community shareholders of record as of the record date for the special meeting may attend the special meeting. WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED. Accordingly, please sign, date, and return the enclosed proxy card, which will indicate your vote upon the matters to be considered. If you do attend the special meeting and desire to vote in person, you may do so by withdrawing your proxy at that time.

How to Vote (page 62)

American Community shareholders may vote their shares at the special meeting:

In Person: by attending the special meeting and voting their shares in person; or

By Mail: by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed post-prepaid envelope.

American Community’s board of directors is asking for your proxy. Giving the American Community board of directors your proxy means you authorize it to vote your shares at the special meeting in the manner you direct. You may vote for or against the merger proposal, abstain from voting or withhold your vote with respect to the proposal. All shares represented by a valid proxy received prior to the special meeting will be voted, and where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made. If no choice is indicated on the proxy, the shares will be voted “FOR” the adoption of the merger agreement (and related plan of merger) and the approval of the merger, “FOR” the adjournment proposal and as the proxy holders may determine in their discretion with respect to any other matters that may properly come before the special meeting.

The form of proxy accompanying this proxy statement/prospectus confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Special Meeting and with respect to any other matters that may properly come before the special meeting. As of the date of this proxy statement/prospectus, the American Community board of directors knows of no such amendment or variation or of any matters expected to come before the special meeting that are not referred to in the accompanying Notice of Special Meeting.

Shareholders who hold their shares in “street name,” meaning the name of a broker, bank or trust company, or other nominee who is the record holder, must either direct the record holder of their shares to vote their shares or obtain a proxy or voting instruction from the record holder to vote their shares at the special meeting.

Changing or Revoking a Proxy (page 63)

Any proxy may be revoked by the person giving it at any time before it is voted. A proxy may be revoked by (i) filing with American Community’s Secretary (4424 Vogel Road, Evansville, Indiana 47715) a written notice of revocation bearing a date later than the date of such proxy, (ii) submitting a subsequent proxy relating to the same shares, or (iii) attending the special meeting and voting in person. Simply attending the special meeting will not constitute revocation of your proxy. If your shares are held in the name of a broker, bank or trust company, or other nominee who is the record holder, you must follow the instruction of your broker, bank or trust company, or other nominee to revoke a previously given proxy.

Quorum (page 61)

The presence, in person or by proxy, of shareholders holding at least a majority of the issued and outstanding shares of American Community entitled to vote on the record date will constitute a quorum for the special meeting.

Required Votes (page 61)

Holders of a majority of the issued and outstanding shares of American Community (determined on the record of its shareholders as of November 12, 2010, the record date for the meeting) must vote in favor of the proposal to approve the merger agreement. Approval of the adjournment proposal will require the affirmative vote of a majority of the voting power of the shares of American Community that are present in person or represented by proxy at the special meeting and entitled to vote on the adjournment proposal.

As of the record date, there were 2,177,850 shares of American Community outstanding. Approval of the merger agreement (and related plan of merger) requires the affirmative vote of holders of at least 1,088,926 of these shares, representing a majority of the issued and outstanding shares of American Community common stock as of the record date.

As of the record date, the directors and executive officers of American Community (and their affiliates), as a group, were entitled to vote (or to direct the vote) (either solely or with others) of 866,532 shares of American Community common stock, representing approximately 39.82% of the outstanding American Community shares as of the record date. Jack A. Strassweg, a shareholder of American Community (who is not presently among the directors or executive officers of American Community and who beneficially owns approximately 7.7% of the outstanding shares of American Community on the record date) has agreed with German American to vote his shares in favor of the merger proposal at the special meeting. In addition, German American owned of record as of the record date approximately 9.2% of the outstanding shares of American Community, and expects to vote those shares in favor of the merger agreement at the special meeting. No approval of the merger or merger agreement by German American’s shareholders is required.

Treatment and Effect of Abstentions and “Broker Non-Votes” (page 62)

A “broker non-vote” occurs when a broker or its nominee, that holds shares for a customer who is the beneficial owner of the shares, does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. If you are a beneficial owner of shares of American Community held by a broker or its nominee, you must instruct your nominee how to vote. Your nominee cannot vote your shares on your behalf without your instructions.

“Broker non-votes” and the shares of American Community as to which a shareholder abstains will be treated as being present at the special meeting for purpose of determining whether a quorum of shares is present at the special meeting. Because approval of the merger and the adoption of the merger agreement and plan of merger requires the affirmative vote of a majority of the shares of American Community issued and outstanding as of the record date, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the adoption of the merger agreement and plan of merger and the approval of the merger.

Cost of Solicitation of Proxies (page 63)

The cost of soliciting proxies related to the special meeting will be borne by American Community. Some banks and trust companies and brokers have customers who beneficially own American Community shares listed of record in the names of nominees. American Community intends to request banks, trust companies and brokers to solicit such customers and will reimburse them for their reasonable out-of-pocket expenses for such solicitations. If any additional solicitation of the holders of American Community’s outstanding shares is deemed necessary, American Community (through its directors and officers) anticipates making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, electronic and personal solicitation by officers, directors and other employees of American Community, but no additional compensation will be paid to such individuals.

Risk Factors (page 15)

In evaluating the merger, the merger agreement and the shares of German American to be received in connection with the merger, you should carefully read this prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Per Share Data (pages 23, 25 and 27)

The following table shows net income per share, net income per share-diluted, cash dividends per share and book value per share for each of German American and American Community as of and for certain periods ended September 30, 2010 and December 31, 2009, and similar information reflecting the pro forma combined net income per share, net income per share-diluted, cash dividends per share, and book value per share of German American as of such dates and for such periods giving effect to the completion of the merger on the basis of certain assumptions (which we refer to as “pro forma” information).

The information listed as “American Community equivalent pro forma” was obtained by multiplying the pro forma combined amounts for German American by an exchange ratio of 0.725. We present this information to reflect the fact that American Community shareholders will receive 0.725 shares of German American common stock for each American Community share that is exchanged in the merger. The equivalent pro forma amounts do not reflect the cash payment of $2.00 per American Community share that will be received by American Community shareholders (if the merger is completed) in addition to the German American shares.

The pro forma information, while helpful in illustrating the financial impact of a purchase upon a purchasing company such as German American under one set of assumptions, does not attempt to predict or suggest future results.

The information in the following table is based on the historical financial statements of German American that German American has presented in its Securities and Exchange Commission filings (which German American has incorporated into this document by reference, see “WHERE YOU CAN FIND ADDITIONAL INFORMATION”) and on the historical financial statements of American Community that are included elsewhere in this proxy statement/prospectus (see “INDEX TO AMERICAN COMMUNITY’S FINANCIAL STATEMENTS”). See also “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GERMAN AMERICAN” and “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMERICAN COMMUNITY” and “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS”.

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
German American Historical
Net Income Per Share	$0.92	$1.10
Net Income Per Share – Diluted	$0.92	$1.10
Cash Dividends Per share	$0.42	$0.56
Book Value Per Share	$11.06	$10.25
American Community Historical
Net Income Per Share	$0.41	$0.57
Net Income Per Share – Diluted	$0.41	$0.56
Cash Dividends Per share	—	$—
Book Value Per Share	$11.11	$10.72
German American Pro Forma Combined
Net Income Per Share	$0.90	$1.09
Net Income Per Share – Diluted	$0.90	$1.09
Cash Dividends Per share	$0.42	$0.56
Book Value Per Share	$11.89	$11.18

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
American Community Equivalent Pro Forma
Net Income Per Share	$0.65	$0.79
Net Income Per Share – Diluted	$0.65	$0.79
Cash Dividends Per share	$0.30	$0.41
Book Value Per Share	$8.62	$8.11

The following table shows the NASDAQ Official Closing Price per German American share and the equivalent market value of the merger consideration (German American shares plus cash) per American Community share, giving effect to the merger on October 4, 2010, which is the last day on which German American shares traded preceding the public announcement of the proposed merger, and on November 12, 2010, the most recent practicable date prior to the mailing of this proxy statement/prospectus.

	Market Price of German American Shares*	Market Price of American Community Shares**	Equivalent Per American Community Share***
October 4, 2010	$16.70	$10.00	$14.11
November 12, 2010	$17.73	$14.50	$14.85

*	Represents NASDAQ Official Closing Price (GABC) as of indicated date
**	Represents last trade reported by the Over-the-Counter Bulletin Board (ACBP) of American Community shares on November 8, 2010, the last trading day on which trades were reported in American Community shares on or before the indicated date (there were no reported trades in such shares between November 9 and November 12, 2010).
***	Calculated by (a) multiplying price of German American shares as of indicated date by the exchange ratio (0.725) and (b) adding to that result the $2.00 cash amount that is payable by American Community or by German American in connection with the merger proposal (pursuant to the contingent pre-merger cash dividend or as merger consideration)

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote in favor of the merger agreement proposal. We have grouped these Risk Factors into two sections — Risks Related to the Merger (which are set forth only in this proxy statement/prospectus and are set forth in full text below), and Risks Related to German American (which are other risks related to German American and its shares that are not specifically related to the merger proposal with American Community and which are incorporated into this proxy statement/prospectus by reference to reports filed by German American with the SEC but not reproduced in full text here). We encourage you to review all these Risk Factors before determining how to vote on the merger proposal.

Risks Related to the Merger

Because the Market Price of German American’s Shares May Fluctuate, American Community Shareholders Cannot be Sure of the Market Value of the Stock Consideration They May Receive.

The exchange ratio of 0.725 shares of German American for each share of American Community is fixed (subject to customary anti-dilution adjustments). Consequently, changes in the price of German American’s shares prior to completion of the merger will affect the market value of the shares of German American that American Community shareholders would receive upon completion of the merger. The market value of the portion of the merger consideration payable in German American’s shares will vary from the date of the announcement of the merger agreement, the date that this proxy statement/prospectus was mailed, the date of the special meeting, the date the merger is completed, the date the merger becomes effective, and thereafter. Accordingly, at the time of the special meeting, you will not know or be able to determine the market value of the German American common shares you may receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects, and regulatory considerations of American Community and German American. Many of these factors are beyond American Community’s and German American’s control.

American Community Shareholders Will Have a Reduced Ownership and Voting Interest in the Combined Company After the Merger and Will Exercise Less Influence Over Management.

American Community shareholders currently have the right to vote in the election of the board of directors of American Community and on other matters affecting American Community. Upon the completion of the merger, each American Community shareholder will become a shareholder of German American with a percentage ownership of German American that is smaller than the shareholder’s percentage ownership of American Community. It is currently expected that the former shareholders of American Community as a group will receive shares in the merger constituting approximately 11.4% of the outstanding shares of German American immediately after the merger. Because of this, American Community shareholders may have less influence on the management and policies of German American than they now have on the management and policies of American Community.

German American May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, German American’s ability to realize anticipated cost savings and to combine the businesses of its bank subsidiary with that of Bank of Evansville in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Bank of Evansville nor result in decreased revenues due to any loss of customers. If German American is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

German American and American Community have operated and, until the completion of the merger, will continue to operate, independently. Upon closing of the merger, German American will commence the process of integrating the operations of the two banks. It is possible that the integration process could result in the disruption of German American’s or American Community’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect the ability of German American or American Community to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

In addition, although management of German American anticipates cost savings to result from the transaction, such cost savings may not be fully realized or realized within the expected timeframe. Furthermore, while management of German American plans to generate increases in the net interest income derived from Bank of Evansville’s operations following the merger through changed deposit-pricing strategies, market factors could dictate that German American delay or alter those strategies, thereby preventing German American from realizing any or all of the opportunity for increases in Bank of Evansville’s net interest income.

Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or Cannot Be Met.

Before the transactions contemplated in the merger agreement, including the merger, may be completed, various approvals must be obtained from the bank regulatory authorities. These authorities may impose conditions on the completion of the merger or require changes to the terms of the merger agreement. Although the parties do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting German American’s revenues, any of which might have a material adverse effect on German American following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the merger agreement by American Community shareholders, regulatory approvals, absence of orders prohibiting the completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the shares of German American to be issued to American Community shareholders for listing on the NASDAQ Global Select Market, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, and the receipt by both parties of a tax opinion from German American’s tax counsel. There can be no assurance that the conditions to closing of the merger will be fulfilled or that the merger will be completed.

Termination of the Merger Agreement Could Negatively Impact American Community.

If the merger agreement is terminated, there may be various consequences, including:

•	American Community’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and
•	the market price of American Community shares might decline to the extent that the current market price reflects a market assumption that the merger will be completed.

If the merger agreement is terminated and American Community’s board of directors seeks another merger or business combination, American Community shareholders cannot be certain that American Community will be able to find a party willing to offer equivalent or more attractive consideration than the consideration German American has agreed to provide in the merger.

If the merger agreement is terminated under certain circumstances, American Community may be required to pay a termination fee of $1.5 million to German American. See “THE MERGER AGREEMENT — Termination; Termination Fee” beginning on page 57.

The Unaudited Pro Forma Condensed Combined Financial Information Included in this Proxy Statement/Prospectus Is Preliminary and the Actual Financial Condition and Results of Operations After the Merger May Differ Materially.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what German American’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the American Community identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of American Community as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.”

The Merger’s Financial Effect Upon German American’s Future Financial Condition and Results of Operations Could Differ from the Present Expectations of German American’s Management.

The relative proportions of the consideration actually paid by German American in the merger (that is, the amount of cash paid as compared to the number of German American shares issued) may vary from the relative proportions anticipated by German American’s management, due to such matters as (a) the potential for exercises of dilutive options or warrants to purchase American Community shares prior to the completion of the merger and (b) the potential for shareholders of American Community to exercise statutory dissenters rights. These variances could result in possible material changes (including possible material adverse changes) in German American’s actual future financial condition and future results of operations compared to those presently anticipated by it.

Further, the final valuations of the acquired assets and the assumed liabilities for accounting purposes under the acquisition methods of accounting (as discussed under “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS”) may differ materially from the preliminary valuations assumed by management and reflected by the unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus, and such valuation differences may result in material changes (including possible material adverse changes) in German American’s actual future financial condition and results of operations compared to those anticipated by management, due to differences in valuations of items such as (but not limited to):

•	the shares of German American to be issued in the merger (since the market value of German American’s shares based on NASDAQ market data may vary at the time of completion of the merger from historical levels of market values of German American’s shares), and/or
•	American Community’s loans, core deposit customer relationships, and other identifiable assets acquired by (or of American Community’s liabilities assumed by) German American in the merger, all of which may vary on account of multiple factors at the time of closing compared to the preliminary valuation estimates of German American’s management.

Risks Relating to German American

You should also consider the other risk factors that may affect German American and its common shares that are not specifically related to the proposed merger with American Community. These other risk factors are set forth by German American from time to time under the caption “Risk Factors” in German American’s filings with the SEC, including German American’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and its subsequent Quarterly Reports on Form 10-Q filed during 2010. For information about how you may obtain these reports or view them for free, and for additional information about German American, please see the sources described in “Where You Can Find More Information.”

These risks are not the only risks that German American faces. Additional risks not presently known to German American, or that German American currently views as immaterial, may also impair German American’s business, If any of the risks described in German American’s SEC filings or any additional risks actually occur, German American’s business, financial condition, results of operations and cash flows could be materially and adversely affected. In that case, the value of its securities could decline substantially and you could lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of German American and American Community; (ii) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (iii) statements about the parties’ respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	changes in general economic conditions in the areas in which German American and American Community operate and the risk that continuing national economic slowdown could adversely affect credit quality and loan originations;
•	German American’s business may not be combined with American Community’s business as successfully as planned, or such combination may take longer to accomplish than expected;
•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;
•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;
•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;
•	adverse governmental or regulatory policies may be enacted;
•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income; and
•	competition from other financial services companies in our markets.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in German American’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either German American or American Community or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither German American or American Community undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

INFORMATION ABOUT GERMAN AMERICAN AND AMERICAN COMMUNITY

German American

Overview

German American is a financial services holding company based in Jasper, Indiana. German American was incorporated under Indiana law in 1982. It is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended.

German American’s primary activity consists of owning and supervising German American Bancorp, which is a commercial bank organized under Indiana law, and that bank’s subsidiaries. German American’s bank subsidiary was chartered in 2006 as a result of a consolidation of six affiliated Indiana state banks that were then separately incorporated and owned by German American. The bank subsidiary traces its roots to The German American Bank, which was (until the 2006 consolidation transaction) a state-chartered bank that was incorporated in 1910 and headquartered in Jasper, Indiana.

German American (through its bank subsidiary) operates 30 retail banking offices (including two branches in the Evansville, Indiana metropolitan area that German American acquired on May 7, 2010, from another bank) in the twelve contiguous Southern Indiana counties of Daviess, Dubois, Gibson, Knox, Lawrence, Martin, Monroe, Perry, Pike, Spencer, Vanderburgh and Warrick. German American indirectly owns a trust, brokerage, and financial planning subsidiary (German American Financial Advisors & Trust Company) that operates from German American’s banking offices and a full line property and casualty insurance agency (German American Insurance, Inc.) with seven insurance agency offices throughout German American’s market area.

Throughout this proxy statement/prospectus, when we use the term “German American,” we will usually be referring to the business and affairs (financial and otherwise) of German American Bancorp, Inc., and its consolidated subsidiaries as a whole. Occasionally, we will use the terms “parent company” or “holding company” in reference to German American when we mean to refer only to German American Bancorp, Inc., or to the term “bank subsidiary” when we mean to refer only to German American’s bank subsidiary.

German American’s lines of business include retail and commercial banking, mortgage banking, comprehensive financial planning, full service brokerage and trust administration, and a full range of personal and corporate insurance products. Financial and other information by segment is included in Note 15 —  Segment Information of the Notes to the Consolidated Financial Statements included in Item 8 of German American’s Annual Report on Form 10-K for the year ended December 31, 2009, that is incorporated into this proxy statement/prospectus by reference. As of September 30, 2010, German American had total deposits of approximately $1.083 billion, total assets of approximately $1.356 billion and shareholders’ equity of approximately $123 million.

German American’s principal executive offices are located at 711 Main Street, Jasper 47546-0810, and its telephone number at that address is (812) 482-1314. German American maintains an Internet website at www.germanamerican.com. The foregoing website address is intended to be an inactive textual reference only. The information on this website is not a part of this proxy statement/prospectus.

Market and Dividend Information

Shares of German American are traded on NASDAQ’s Global Select Market under the symbol GABC. The quarterly high and low closing prices for the Company’s common stock as reported by NASDAQ and quarterly cash dividends declared and paid for the periods indicated are set forth in the table below.

	High	Low	Dividend
For the years ended:
2010
First Quarter	$16.18	$14.18	$0.14
Second Quarter	17.03	14.68	0.14
Third Quarter	17.31	15.01	0.14
Fourth Quarter (through November 12)	18.52	16.68	0.14
2009
First Quarter	$12.50	$10.40	$0.14
Second Quarter	16.04	11.33	0.14
Third Quarter	18.33	14.25	0.14
Fourth Quarter	17.31	14.24	0.14
2008
First Quarter	$13.29	$11.31	$0.14
Second Quarter	13.23	11.39	0.14
Third Quarter	13.60	11.00	0.14
Fourth Quarter	12.90	10.65	0.14

German American’s shares were held of record by approximately 3,534 shareholders at September 30, 2010.

Cash dividends paid to German American’s shareholders are primarily funded from dividends received by the parent company from its bank subsidiary. The declaration and payment of future dividends will depend upon the earnings and financial condition of German American and its subsidiaries, general economic conditions, compliance with regulatory requirements affecting the ability of the bank subsidiary and German American to declare dividends, and other factors.

Further Information

Further information about German American and its shares is included elsewhere in this proxy statement/prospectus (see, e.g., “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GERMAN AMERICAN”) and in German American’s reports that are incorporated into this proxy statement/prospectus statement by reference. See “AVAILABLE INFORMATION” (before the Table of Contents) for how you may view or obtain copies of these reports. This includes the most-recently filed information relating to German American’s executive compensation, benefit plans, voting securities (including the principal holders of those securities), certain relationships and related transactions, and other matters, which is included in German American’s Annual Report on Form 10-K for the year ended December 31, 2009, and is incorporated into this proxy statement/prospectus by reference. Shareholders of American Community desiring copies of that Annual Report on Form 10-K and other documents may contact German American at its address or telephone number indicated under “WHERE YOU CAN FIND MORE INFORMATION.”

American Community

Overview

American Community, through its wholly owned subsidiary, Bank of Evansville, provides a full range of commercial and consumer banking services in the Evansville, Indiana, area, from three banking offices located on the east, west and north sides of the city. At September 30, 2010, American Community reported total assets of approximately $326 million, total loans of approximately $243 million, and total deposits of approximately $282 million.

American Community’s principal executive offices are located at 4424 Vogel Road, Evansville, Indiana 47715, and its telephone number at that address is (812) 962-2265. American Community maintains an Internet website at www.bankevansville.com. The foregoing website address is intended to be an inactive textual reference only. The information on this website is not a part of this proxy statement/prospectus.

Market and Dividend Information

Shares of American Community are neither traded on an exchange nor listed on the NASDAQ Stock Market. Brokers and dealers from time to time enter bid and asked quotations for shares of American Community on the “Over-the-Counter Bulletin Board” (OTCBB). Quotations, if any, and transaction information for the shares of American Community can be viewed on the Internet at www.otcbb.com by entering the symbol “ACBP” or on other Internet quotation services by entering the symbol “ACBP.OB.” As of November 12, 2010, there were approximately 172 holders of record of American Community’s shares. These numbers do not reflect the number of persons or entities who may hold their shares in nominee or “street” name through brokerage or other accounts.

The merger agreement prohibits American Community from paying cash dividends on American Community shares pending consummation of the merger, other than the special 2010 pre-merger cash dividend that the board of American Community has contingently declared that is contingently payable on December 30, 2010 to shareholders of record on December 15, 2010. See “THE MERGER AGREEMENT — American Community Restrictions.”

The table below sets forth, for the calendar quarters indicated, the high and low reported closing prices for shares of American Community as provided by OTCBB. No cash dividends were declared or paid on American Community’s shares in any such quarter.

Quarter ended	High Closing Price	Low Closing Price
March 31, 2008	$13.55	$10.89
June 30, 2008	$13.65	$10.89
September 30, 2008	$11.07	$8.93
December 31, 2008	$11.79	$7.85
March 31, 2009	$10.66	$7.30
June 30, 2009	$11.79	$8.48
September 30, 2009	$9.62	$8.25
December 31, 2009	$9.76	$7.38
March 31, 2010	$10.48	$7.43
June 30, 2010	$9.77	$8.19
September 30, 2010	$10.00	$8.00
December 31, 2010 (through November 12)	$14.50	$9.25

On November 12, 2010, the most recent practicable date prior to the finalization of this proxy statement prospectus, shares of American Community did not trade on the OTCBB. The last trading day on which American Community shares traded on the OTCBB prior to November 12, 2010, was November 8, 2010, when the closing price of American Community’s shares was $14.50. On October 4, 2010, the last full trading day prior to the public announcement of the entry into the agreement with German American, the closing price of American Community’s shares was $10.00.

Further Information

Further information about American Community and its shares is included elsewhere in this proxy statement/prospectus under “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMERICAN COMMUNITY,” “OTHER IMPORTANT INFORMATION REGARDING AMERICAN COMMUNITY” and “INDEX TO AMERICAN COMMUNITY’S FINANCIAL STATEMENTS.” See also “AVAILABLE INFORMATION” and “WHERE YOU CAN FIND MORE INFORMATION.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GERMAN AMERICAN

The following table sets forth certain of German American’s consolidated financial data as of and for each of the periods indicated. The selected historical financial data as of December 31, 2009 and 2008 and for each of the three fiscal years ended December 31, 2009, 2008, and 2007 is derived from German American’s audited consolidated statements, which are incorporated by reference into this proxy statement/prospectus. The financial information for the fiscal years ended December 31, 2006 and 2005, and as of December 31, 2007, 2006 and 2005, is derived from German American’s audited historical consolidated financial statements, which are not included or incorporated by reference into this proxy statement/prospectus.

The consolidated financial information as of and for the nine month periods ended September 30, 2010 and September 30, 2009, is derived from German American’s unaudited consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus. In German American’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods presented. Interim results for the nine months ended September 30, 2010 are not necessarily indicative of, and are not projections for, the results to be expected for the full fiscal year ending December 31, 2010.

The selected historical financial data below should be read in conjunction with the consolidated financial statements and their accompanying notes, and German American’s related discussions entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are included in German American’s reports filed with the Securities and Exchange Commission and are incorporated by reference into this document. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” below.

Summary of Consolidated Financial Statements and Related Statistics
Dollars in thousands, except per share data

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Summary of Operations:
Interest Income	$47,879	$47,939	$63,736	$67,845	$72,261	$63,594	$50,197
Interest Expense	11,838	14,700	19,223	26,908	33,646	27,398	17,984
Net Interest Income	36,041	33,239	44,513	40,937	38,615	36,196	32,213
Provision for Loan Losses	3,875	3,000	3,750	3,990	3,591	925	1,903
Net Interest Income after Provision For Loan Losses	32,166	30,239	40,763	36,947	35,024	35,271	30,310
Non-interest Income	12,803	12,122	15,859	18,210	15,704	15,993	14,502
Non-interest Expense	30,609	30,233	40,391	36,716	37,221	37,059	31,756
Income before Income Taxes	14,360	12,128	16,231	18,441	13,507	14,205	13,056
Income Tax Expense	4,107	3,231	4,013	5,638	4,102	3,984	3,335
Net Income	$10,253	$8,897	$12,218	$12,803	$9,405	$10,221	$9,721
Period-end Balances:
Total Assets	$1,355,984	$1,233,815	$1,242,965	$1,190,828	$1,131,710	$1,093,424	$946,467
Total Loans, Net of Unearned Income	913,623	887,449	877,822	890,436	867,721	796,259	651,956
Total Deposits	1,082,848	961,338	969,643	941,750	877,421	867,618	746,821
Total Long-term Debt	92,521	124,823	113,320	105,608	86,786	68,333	66,606
Total Shareholders’ Equity	122,873	112,390	113,549	105,174	97,116	92,391	82,255
Average Balances:
Total Assets	$1,307,436	$1,214,217	$1,230,596	$1,174,583	$1,114,140	$1,029,838	$925,851
Total Loans, Net of Unearned Income	900,552	891,519	891,322	880,630	840,849	715,260	634,526
Total Deposits	1,022,101	951,415	963,928	922,137	889,736	814,440	730,220
Total Shareholders’ Equity	118,363	108,623	109,887	99,711	93,677	88,451	84,479

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Per Share Data(1):
Net Income	$0.92	$0.81	$1.10	$1.16	$0.85	$0.93	$0.89
Cash Dividends	0.42	0.42	0.56	0.56	0.56	0.56	0.56
Book Value at Period-end	11.06	10.15	10.25	9.54	8.81	8.39	7.73
Other Data at Period-end:
Number of Shareholders	3,534	3,631	3,364	3,684	3,647	3,438	3,494
Number of Employees	364	336	332	348	371	397	367
Weighted Average Number of Shares(1)	11,096,650	11,062,053	11,065,917	11,029,519	11,009,536	10,994,739	10,890,987
Selected Performance Ratios:
Return on Average Assets(2)	1.05%	0.98%	0.99%	1.09%	0.84%	0.99%	1.05%
Return on Average Equity(2)	11.55%	10.92%	11.12%	12.84%	10.04%	11.56%	11.51%
Equity to Assets	9.06%	9.11%	9.14%	8.83%	8.58%	8.45%	8.69%
Dividend Payout	45.45%	52.21%	50.71%	48.25%	65.65%	60.29%	62.83%
Net Charge-offs to Average Loans(2)	0.47%	0.26%	0.25%	0.29%	0.32%	0.50%	0.26%
Allowance for Loan Losses to Loans	1.28%	1.22%	1.25%	1.07%	0.93%	0.90%	1.42%
Net Interest Margin(2)	4.01%	3.99%	3.95%	3.82%	3.83%	3.96%	3.92%

(1)	Share and Per Share Data excludes the dilutive effect of stock options.
(2)	Nine-month ratios have been annualized.

Period-to-period financial information comparability is affected by the acquisition accounting treatment for mergers and acquisitions, including bank mergers completed during 2005 and 2006 and a branch purchase transaction completed in May 2010.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMERICAN COMMUNITY

The following table sets forth certain of American Community’s consolidated financial data as of and for each of the periods indicated. The selected historical financial data as of December 31, 2009 and 2008 and for each of the three fiscal years ended December 31, 2009, 2008 and 2007 is derived from American Community’s audited consolidated statements, beginning on page F-1 of this proxy statement/prospectus. The financial information as of December 31, 2007, 2006 and 2005 and for the fiscal years ended December 31, 2006 and 2005, is derived from American Community’s audited historical consolidated financial statements which were mailed to American Community’s shareholders following the completion of each of those years, which are not included or incorporated by reference into this proxy statement/prospectus.

The consolidated financial information as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 is derived from American Community’s unaudited consolidated financial statements, beginning on page F-30 of this proxy statement/prospectus. In American Community’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods presented. Interim results for the nine-month period ended September 30, 2010, are not necessarily indicative of, and are not projections for, the results to be expected for the full fiscal year ending December 31, 2010.

The selected historical financial data below should be read in conjunction with the consolidated audited financial statements and unaudited interim financial statements and their respective accompanying notes that are included in this document, beginning on page F-1 of this proxy statement/prospectus, and the following summary is qualified in its entirety by reference thereto. Additionally, more comprehensive financial information, including American Community’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” is contained elsewhere in this document. See “Index to American Community’s Financial Statements,” “Other Important Information Regarding American Community —  Management’s Discussion and Analysis of Financial Condition and Results of Operations of American Community” on page 65 of this proxy statement/prospectus.

Summary of Consolidated Financial Statements and Related Statistics
Dollars in thousands, except per share data

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Summary of Operations
Interest Income	$10,479	$10,315	$13,863	$16,210	$17,842	$15,805	$11,378
Interest Expense	3,393	3,867	4,998	7,400	9,692	8,457	4,778
Net Interest Income	7,086	6,448	8,865	8,810	8,150	7,348	6,600
Provision for Loan Losses	1,100	990	1,215	1,712	2,607	397	605
Net Interest Income after Provision For Loan Losses	5,986	5,458	7,650	7,098	5,543	6,951	5,995
Non-interest Income	745	843	1,214	2,052	1,499	1,459	1,260
Non-Interest Expense	5,381	5,186	6,872	6,930	6,133	5,472	4,822
Income before Income Taxes	1,350	1,115	1,992	2,220	909	2,938	2,433
Income Tax Expense	475	467	788	923	405	1,202	744
Net Income	$875	$648	$1,204	$1,297	$504	$1,736	$1,689
Period-end Balances:
Total Assets	$325,958	$301,847	$301,831	$295,004	$267,829	$242,759	$222,075
Total Loans, Net of Unearned Income	242,852	257,478	259,142	263,454	239,392	212,712	178,469
Total Deposits	282,433	260,195	260,063	254,282	239,183	214,813	195,527
Total Long-term Debt	18,248	18,248	18,248	18,248	8,248	8,248	8,248
Total Shareholders’ Equity	24,201	22,268	22,741	21,402	19,527	18,757	16,667

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Average Balances
Total Assets	$310,226	$289,791	$291,074	$287,266	$251,136	$225,379	$191,064
Total Loans, Net of Unearned Income	248,662	256,371	256,303	255,114	222,114	194,640	160,230
Total Deposits	267,621	248,175	249,358	248,184	221,913	198,491	169,836
Total Shareholders’ Equity	23,545	22,065	22,221	20,812	19,960	17,830	15,850
Per Share Data(1):
Net Income	$0.41	$0.31	$0.57	$0.63	$0.25	$0.85	$0.83
Cash Dividends	—	—	—	—	—	—	—
Book Value at Period-end	11.11	10.49	10.72	10.18	9.47	9.14	8.17
Other Data at Period-end:
Number of Employees	53	54	54	55	54	44	43
Weighted-Average Number of Shares(1)	2,123,575	2,103,419	2,103,752	2,078,938	2,056,146	2,044,516	2,031,040
Selected Performance Ratios:
Return on Average Assets (2)	0.38%	0.30%	0.41%	0.45%	0.20%	0.77%	0.88%
Return on Average Equity(2)	4.97%	3.93%	5.42%	6.23%	2.52%	9.74%	10.66%
Equity to Assets	7.59%	7.61%	7.63%	7.24%	7.95%	7.91%	7.50%
Dividend Payout	—	—	—	—	—	—	—
Net Charge-offs to Average Loans(2)	1.08%	0.25%	0.41%	0.19%	1.15%	0.03%	—
Allowance for Loan Losses to Loans	1.48%	1.88%	1.74%	1.65%	1.30%	1.44%	1.52%
Net Interest Margin(2)	3.21%	3.15%	3.21%	3.20%	3.38%	3.42%	3.64%

(1)	Share and Per Share Data excludes the dilutive effect of stock options and warrants.
(2)	Nine-month ratios have been annualized.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet of German American as of September 30, 2010, gives effect to the proposed merger (and related special cash dividend contingently payable to American Community’s shareholders that American Community’s board of directors has contingently declared for payment prior to the end of 2010, subject to certain conditions) as if the merger (and the payment of the contingent special cash dividend) had occurred on September 30, 2010, and combines the unaudited condensed consolidated balance sheets of German American and American Community as of September 30, 2010.

The unaudited pro forma condensed combined statement of income of German American for the nine month period ended September 30, 2010, is presented as if the proposed merger (and the payment of the special cash dividend) had occurred on January 1, 2010, and combines the unaudited results of German American and American Community for such periods.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2009 of German American is presented as if the proposed merger (and the payment of the special cash dividend) had occurred on January 1, 2009, and combines the audited results of German American and American Community for the year ended December 31, 2009.

The notes to the unaudited pro forma condensed combined financial statements describe the pro forma amounts and adjustments presented below.

The merger will be accounted for as a business combination under the acquisition method of accounting and German American is the deemed accounting acquirer and American Community is the deemed accounting acquiree. The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the estimated purchase price to identifiable net assets acquired and an amount for goodwill (representing the difference between the purchase price and the estimated fair value of the identifiable net assets). The allocation of the purchase price is dependent upon certain valuation and other studies that are not yet final. The final allocation will be determined after the merger is completed subject to further adjustments as additional information becomes available and as additional analyses are performed. Accordingly, the pro forma purchase price adjustments shown herein are preliminary. There can be no assurances that the final valuations will not result in material changes to these purchase price allocations. The final acquisition accounting adjustments and the income from operations may be materially different from the unaudited pro forma adjustments and unaudited pro forma condensed combined statements of income. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the merger is completed. The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the merger. These financial statements also do not include any integration costs or dissynergies.

The unaudited pro forma condensed combined financial information presented below is based on, and should be read together with, the historical financial information that German American and American Community have included in this proxy statement/prospectus (by incorporation by reference or otherwise) as of and for the indicated periods.

GERMAN AMERICAN BANCORP, INC.
PRO FORMA CONDENSED COMBINED BALANCE SHEET (Unaudited)
As of September 30, 2010
(Dollars in Thousands)

	German American Bancorp, Inc.	American Community Bancorp, Inc.	Adjustments	Consolidation
ASSETS
Cash and Due from Banks	$19,203	$11,292	$(6,018)(a)	$24,477
Federal Funds Sold and Other Short-term Investments	26,112	14,923	—	41,035
Cash and Cash Equivalents	45,315	26,215	(6,018)	65,512
Interest-bearing Time Deposits with Banks	—	13,145	—	13,145
Securities Available-for-Sale, at Fair Value	301,070	29,786	(1,800)(b)	329,056
Securities Held-to-Maturity, at Cost	1,603	—	—	1,603
Loans Held-for-Sale	13,627	—	—	13,627
Loans	915,210	242,855	(9,521)(c)	1,148,544
Less: Unearned Income	(1,587)	(3)	—	(1,590)
Allowance for Loan Losses	(11,700)	(3,606)	3,606(c)	(11,700)
Loans, Net	901,923	239,246	(5,915)	1,135,254
Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost	10,621	1,365	—	11,986
Premises, Furniture and Equipment, Net	26,784	7,086	—	33,870
Other Real Estate	2,397	1,402	—	3,799
Goodwill	9,835	—	9,840(d)	19,675
Intangible Assets	2,795	—	3,355(e)	6,150
Company Owned Life Insurance	24,599	3,305	—	27,904
Accrued Interest Receivable and Other Assets	15,415	4,408	—	19,823
TOTAL ASSETS	$1,355,984	$325,958	$(538)	$1,681,404
LIABILITIES
Non-interest-bearing Demand Deposits	$187,363	$28,209	$—	$215,572
Interest-bearing Demand, Savings, and Money Market Accounts	532,877	200,079	—	732,956
Time Deposits	362,608	54,145	444(f)	417,197
Total Deposits	1,082,848	282,433	444	1,365,725
FHLB Advances and Other Borrowings	137,173	18,248	(3,761)(g)	151,660
Accrued Interest Payable and Other Liabilities	13,090	1,076	784(h)	14,950
TOTAL LIABILITIES	1,233,111	301,757	(2,533)	1,532,335
SHAREHOLDERS' EQUITY
Common Stock	11,105	—	1,434(i)	12,539
Additional Paid-in Capital	69,089	23,346	716(j)	93,151
Retained Earnings	34,635	724	(157)(k)	35,202
Accumulated Other Comprehensive Income	8,044	131	2(l)	8,177
TOTAL SHAREHOLDERS' EQUITY	122,873	24,201	1,995	149,069
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$1,355,984	$325,958	$(538)	$1,681,404

Footnotes: (Dollars in thousands except per share data)

(a)	Cash assumed to be paid to shareholders of $2,062 to buy-out options and warrants at closing (assumed 352,524 options and warrants outstanding at September 30, 2010 with a weighted average exercise price of $9.04 and an assumed value of German American stock for purchase price calculation of $14.89 computed based on the closing price of $17.78 per share on November 9, 2010 times the conversion ratio of .725 + $2.00 per share cash). Also reflects a $2.00 per share cash dividend payment of $4,356 by American Community to shareholders immediately preceding closing with $400 netted against payment for dividend payable to German American for their 199,939 shares owned as of September 30, 2010.

(b)	Carrying value of American Community common stock owned by German American at September 30, 2010.
(c)	Fair value adjustment for American Community loan portfolio and elimination of existing allowance for loan loss. Initial fair value assumptions indicated $3,268 of discount will be accreted over a 4.5 year period. The remaining discount of $6,253 (approximately $29,522 contractual loan balance) is related to loans for which there has been evidence of credit deterioration since origination accounted for under ASC310.30 which will not be accretable.
(d)	Projected goodwill to be recognized as a result of purchase accounting estimates. The purchase price allocation for the transaction follows:

(in thousands)
• Common Stock Consideration to American Community shareholders (1,977,911 × .725 × $17.78)	$25,496
• Value of common shares of American Community owned by German American, including $2.00 per share dividend (199,939 × $14.89)	2,977
• Buy-out of options and warrants (352,524 × $5.85)	2,062
Total Purchase Price	$30,535
American Community Equity at September 30, 2010	$24,201
Cash Dividend of $2.00 per Share Assumed to be Paid Prior to Close of Transaction	$3,956
American Community Bancorp, Inc. Historic Book Value at September 30, 2010	$20,245
Fair Value Adjustments:
Loan Portfolio Adjustments	$(5,915)
Time Deposit Adjustments	(444)
FHLB Borrowings	(239)
Trust Preferred Borrowings	4,000
Core Deposit Intangibles	3,355
Net Fair Value Adjustments	$757
Tax Effect of Net Fair Value Adjustments	(307)
After-tax Net Fair Value Adjustments	$450
Total Allocation of Purchase Price	$20,695
Goodwill	$9,840
(e)	Projected core deposit intangible (CDI) created by the transaction. The CDI is estimated to be 1.5% of non-maturity deposits for American Community as of September 30, 2010 and is projected to be amortized utilizing the sum of the years digits method over a 10 year period.
(f)	Projected time deposit premium associated with the transaction to be amortized over the remaining life of the time deposits of 5 years utilizing the level yield method.
(g)	Projected $4,000 discount on trust preferred borrowings with a book balance of $8,248. Amortization of the trust preferred discount is anticipated over the remaining life of the borrowings which approximates 25 years. Also included in this adjustment is a projected FHLB borrowings premium of $239 on a book balance of $10,000 which will be amortized over the remaining life of the borrowings of 3 years utilizing the level yield method.
(h)	Reflects a net deferred tax liability related to purchase accounting adjustments resulting from the transaction of $307. Also reflects the elimination of a deferred tax asset of $91 on the unrealized loss as of September 30, 2010 associated with German American's existing investment in common stock of American Community. Also includes a current tax liability of $386 related to the gain to be recognized on the shares of American Community owned by German American as of September 30, 2010.
(i)	Reflects the issuance of 1,433,985 (2,177,850 shares of American Community common stock outstanding at September 30, 2010 less 199,939 shares owned by German American at September 30, 2010 times the fixed exchange ratio of .725) shares of German American common stock as a part of the purchase price.
(j)	Reflects the elimination of common stock and additional paid in capital of American Community as of September 30, 2010 and the issuance of 1,433,985 shares of German American common stock at a price of $17.78 (the closing price per share as of November 9, 2010) for total stock consideration of $25,496.
(k)	Reflects the elimination of retained earnings of American Community as of September 30, 2010 and gain/dividend of $567, net of tax, recognized on the 199,939 shares owned by German American at September 30, 2010.
(l)	Reflects the elimination of unrealized gain on securities of American Community as of September 30, 2010 and the elimination of the unrealized loss as of September 30, 2010 associated with German American's existing investment in common stock of American Community.

GERMAN AMERICAN BANCORP, INC.
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (Unaudited)
For the Nine Months Ended September 30, 2010
(Dollars in Thousands, except per share data)

	German American Bancorp, Inc.	American Community Bancorp, Inc.	Adjustments	Consolidation
INTEREST INCOME
Interest and Fees on Loans	$39,701	$9,984	$545(a)	$50,230
Interest on Federal Funds Sold and Other Short-term Investments	48	151	—	199
Interest and Dividends on Securities:
Taxable	7,353	303	—	7,656
Non-taxable	777	41	—	818
TOTAL INTEREST INCOME	47,879	10,479	545	58,903
INTEREST EXPENSE
Interest on Deposits	7,940	3,061	(259)(b)	10,742
Interest on FHLB Advances and Other Borrowings	3,898	332	20(c)	4,250
TOTAL INTEREST EXPENSE	11,838	3,393	(239)	14,992
NET INTEREST INCOME	36,041	7,086	784	43,911
Provision for Loan Losses	3,875	1,100	—	4,975
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	32,166	5,986	784	38,936
NON-INTEREST INCOME
Trust and Investment Product Fees	1,134	—	—	1,134
Service Charges on Deposit Accounts	3,074	223	—	3,297
Insurance Revenues	4,092	—	—	4,092
Company Owned Life Insurance	585	63	—	648
Other Operating Income	2,299	43	—	2,342
Net Gains on Sales of Loans	1,619	416	—	2,035
Net Gain (Loss) on Securities	—	—	—	—
TOTAL NON-INTEREST INCOME	12,803	745	—	13,548
NON-INTEREST EXPENSE
Salaries and Employee Benefits	16,307	2,843	—	19,150
Occupancy Expense	2,640	292	—	2,932
Furniture and Equipment Expense	1,871	185	—	2,056
FDIC Premiums	1,043	437	—	1,480
Data Processing Fees	1,054	356	—	1,410
Professional Fees	1,743	305		2,048
Advertising and Promotion	892	45	—	937
Supplies	599	52	—	651
Intangible Amortization	727	—	457(d)	1,184
Other Operating Expenses	3,733	866	—	4,599
TOTAL NON-INTEREST EXPENSE	30,609	5,381	457	36,447
Income before Income Taxes	14,360	1,350	327	16,037
Income Tax Expense	4,107	475	130	4,712
NET INCOME	$10,253	$875	$197	$11,325
Earnings Per Share	$0.92	$0.41		$0.90
Diluted Earnings Per Share	$0.92	$0.41		$0.90
Weighted Average Shares Outstanding	11,096,650	2,123,575	1,433,985 (e)	12,530,635
Diluted Weighted Average Shares Outstanding	11,101,903	2,158,576	1,433,985(e)	12,535,888

Footnotes:

(a)	Accretion of loan fair value adjustment of $3,268 over 4.5 year period on a straight-line basis which is assumed to approximate level yield based on composition of the portfolio.
(b)	Amortization of time deposit fair value adjustment of $444 over remaining term of deposits of 5 years utilizing the level yield mothod.
(c)	Amortization of FHLB advance fair value adjustment of $239 over remaining term of borrowings of 3 years utilizing the level yield method. Amortization of trust preferred borrowings of American Community fair value adjustment of $4,000 over a remaining term of approximately 25 years on a straight line basis.
(d)	Amortization of core deposit intangible of $3,355 over 10 year period utilizing the sum of the years digit method.
(e)	Reflects the issuance of 1,433,985 (2,177,850 shares of American Community common stock outstanding at September 30, 2010 less 199,939 shares owned by German American at September 30, 2010 times the fixed exchange ratio of .725) shares of German American common stock as a part of the deal consideration.

GERMAN AMERICAN BANCORP, INC.
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (Unaudited)
For the Year Ended December 31, 2009
(Dollars in Thousands, except per share data)

	German American Bancorp, Inc.	American Community Bancorp, Inc.	Adjustments	Consolidation
INTEREST INCOME
Interest and Fees on Loans	$53,905	$13,406	$727(a)	$68,038
Interest on Federal Funds Sold and Other Short-term Investments	106	50	—	156
Interest and Dividends on Securities:
Taxable	8,660	376	—	9,036
Non-taxable	1,065	31	—	1,096
TOTAL INTEREST INCOME	63,736	13,863	727	78,326
INTEREST EXPENSE
Interest on Deposits	13,495	4,509	(324)(b)	17,680
Interest on FHLB Advances and Other Borrowings	5,728	489	40(c)	6,257
TOTAL INTEREST EXPENSE	19,223	4,998	(284)	23,937
NET INTEREST INCOME	44,513	8,865	1,011	54,389
Provision for Loan Losses	3,750	1,215	—	4,965
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	40,763	7,650	1,011	49,424
NON-INTEREST INCOME
Trust and Investment Product Fees	1,617	—	—	1,617
Service Charges on Deposit Accounts	4,395	346	—	4,741
Insurance Revenues	5,296	—	—	5,296
Company Owned Life Insurance	1,104	52	—	1,156
Other Operating Income	2,110	167	—	2,277
Net Gains on Sales of Loans	1,760	534	—	2,294
Net Gain (Loss) on Securities	(423)	115	—	(308)
TOTAL NON-INTEREST INCOME	15,859	1,214	—	17,073
NON-INTEREST EXPENSE
Salaries and Employee Benefits	21,961	3,615	—	25,576
Occupancy Expense	3,382	290	—	3,672
Furniture and Equipment Expense	2,653	391	—	3,044
FDIC Premiums	1,863	683	—	2,546
Data Processing Fees	1,368	453	—	1,821
Professional Fees	1,740	513	—	2,253
Advertising and Promotion	993	75	—	1,068
Supplies	528	70	—	598
Intangible Amortization	909	—	610(d)	1,519
Other Operating Expenses	4,994	782	—	5,776
TOTAL NON-INTEREST EXPENSE	40,391	6,872	610	47,873
Income before Income Taxes	16,231	1,992	401	18,624
Income Tax Expense	4,013	788	159	4,960
NET INCOME	$12,218	$1,204	$242	$13,664
Earnings Per Share	$1.10	$0.57		$1.09
Diluted Earnings Per Share	$1.10	$0.56		$1.09
Weighted Average Shares Outstanding	11,065,917	2,103,752	1,433,985(e)	12,499,902
Diluted Weighted Average Shares Outstanding	11,068,988	2,141,407	1,433,985(e)	12,502,973

Footnotes:

(a)	Accretion of loan fair value adjustment of $3,268 over 4.5 year period on a straight-line basis which is assumed to approximate level yield based on composition of the portfolio.
(b)	Amortization of time deposit fair value adjustment of $444 over remaining term of deposits of 5 years utilizing the level yield method.
(c)	Amortization of FHLB advance fair value adjustment of $239 over remaining term of borrowings of 3 years utilizing the level yield method. Amortization of trust preferred borrowings of ACBP fair value adjustment of $4,000 over a remaining term of approximately 25 years on a straight line basis.
(d)	Amortization of core deposit intangible of $3,355 over 10 year period utilizing the sum of the years digit method.
(e)	Reflects the issuance of 1,433,985 (2,177,850 shares of American Community common stock outstanding at September 30, 2010 less 199,939 shares owned by German American at September 30, 2010 times the fixed exchange ratio of .725) shares of German American common stock as a part of the deal consideration.

THE MERGER

Background of the Merger

German American purchased a block of shares of American Community (from a former shareholder and also from American Community) in a 2004 pair of related transactions, which block now totals (after giving effect to subsequent stock dividends paid by American Community) 199,939 shares (approximately 9.2% of the total outstanding shares of American Community as of the date of this proxy statement/prospectus).

In connection with German American’s purchase of this block, American Community and Bank of Evansville agreed with German American in 2004 that one representative of German American would serve on the board of directors of each of American Community and Bank of Evansville for so long as German American maintained a specified minimum ownership interest in American Community, and for long as German American did not operate a banking office in Evansville, Indiana. Mark A. Schroeder, who at all times since 2004 has been German American’s chief executive officer, was German American’s designee to serve on American Community’s and Bank of Evansville’s boards of directors. As required under the 2004 agreement, Mr. Schroeder resigned from the boards of American Community and Bank of Evansville in February of 2010 when German American entered into a definitive agreement to enter into the Evansville, Indiana market through the purchase of two branches of another banking organization.

From time to time during Mr. Schroeder’s tenure on American Community’s and Bank of Evansville’s boards of directors, he had discussions with other board members regarding German American’s desire to enter the Evansville, Indiana banking market, and the interest of German American in a possible business combination with American Community. Until the recent discussions described below, however, none of these discussions resulted in substantive negotiations or meaningful exchanges of information between the parties.

On July 12, 2010, German American made an unsolicited written offer to acquire American Community at a fixed exchange ratio of 0.77 shares of German American common stock for each share of American Community common stock, with 15% of the American Community shares being acquired for cash based upon the market value of 0.77 shares of German American common stock. Based upon the closing price of German American’s common stock on July 12, 2010 of $15.59, the proposal had an implied value as of such date of $12.00 per share of American Community common stock.

Following receipt of German American’s offer, the board of directors of American Community held a special meeting on July 14, 2010. At the special meeting, the directors reviewed the proposal from German American and determined that the board should consider retaining an investment banking firm in order to properly evaluate the financial aspects of the proposal.

At a special meeting of the board of directors on July 18, 2010, the board met with representatives of Stifel, Nicolaus & Company, Incorporated (which we sometimes refer to in this proxy statement/prospectus simply as “Stifel”), an investment banking firm. At the meeting the board discussed, among other things, the fiduciary duties of the board in connection with its consideration of the proposal from German American. Stifel also made a presentation to the board which included the terms of (and a preliminary financial analysis of) the German American proposal, information regarding German American and American Community, a summary of the mergers and acquisitions market environment generally and other information regarding the strategic alternatives available to American Community. The board also discussed the composition of American Community’s shareholder base and the likelihood that several large holders of American Community stock may be in favor of a transaction with German American. The board then scheduled a special meeting on July 21, 2010 to further consider whether to proceed with negotiations with German American and whether to engage Stifel.

At the special meeting on July 21, 2010, the board met with representatives of Stifel and American Community’s outside legal counsel. During this meeting, legal counsel advised the board of its fiduciary duties in evaluating the proposed offer from German American. The board then discussed whether to continue negotiations with German American or to reject its offer. After discussion, the board decided to continue discussions with German American. The board also decided to retain Stifel as its financial advisor and also discussed with Stifel the likelihood of whether other parties may be interested in a business combination transaction with American Community. The board then scheduled a special meeting on July 27, 2010 to further consider the German American proposal and next steps.

At the special meeting on July 27, 2010, the board again met with representatives of Stifel. Representatives of Stifel reported on discussions they had with Mr. Schroeder, Chairman and CEO of German American, since the special meeting on July 21. Stifel reported that German American indicated it would entertain a counter-proposal from American Community and would be interested in financial projections that it could use to support a different price. Stifel also discussed with the board various financial models prepared in consultation with management of American Community, including financial projections for American Community over a period of years utilizing various assumptions based upon American Community’s continued operation as an independent company, as well as preliminary financial analysis regarding a potential transaction with German American. The board continued to discuss the German American proposal, including the amount and type of consideration, the impact of the transaction on employees of American Community, the future direction and prospects of German American, the potential benefits of a combination with German American and other aspects of a proposed transaction with German American considered important by the board. The board also discussed with Stifel the identity of other banking organizations that may have an interest in pursuing a potential business combination transaction with American Community.

The board of directors of American Community next met in a special meeting on August 3, 2010. Also participating in the meeting was a representative of Stifel and American Community’s outside legal counsel. The representative of Stifel updated the board on a meeting he had with Mr. Schroeder after the special meeting on July 27. It was reported that Stifel shared information with German American related to American Community’s financial projections and its analysis of potential cost savings and synergies that could result from a combination with American Community. At the meeting, representatives of Stifel and German American also discussed the proposed treatment in the merger of outstanding options and warrants to acquire American Community common stock, and German American’s preliminary plans regarding future positions or roles for certain officers and employees of American Community. Stifel reported that German American indicated that it would review the information provided and consider whether it supported an increase in its offer. The board discussed in detail one banking organization that the directors and Stifel believed may have an interest in a transaction with American Community. Following extensive discussion, the board authorized Stifel to contact this other banking organization. The board then scheduled a special meeting on August 9, 2010 to continue discussions. A formal engagement letter was entered into with Stifel on August 3, 2010.

At the special meeting on August 9, 2010, the board continued its discussion and deliberation regarding the potential transaction with German American and the results of recent discussions with the other banking organization. Also participating in the special meeting were representatives of Stifel and American Community’s outside legal counsel. It was reported that a confidentiality agreement had been entered into with the other banking organization and certain information regarding American Community had been shared with the other banking organization. Stifel reported that it expected an indication of interest from the other banking organization by August 17. Stifel then reported to the board that German American was not prepared to consider an increase to its offer unless it was permitted to conduct preliminary due diligence with respect to American Community. After extensive discussion, the board determined to permit German American to conduct preliminary due diligence.

On August 17, 2010, American Community received a preliminary non-binding expression of interest from the other banking organization. Subject to certain conditions, including satisfactory due diligence and the execution of a definitive agreement, the other banking organization proposed to acquire American Community in an all cash transaction in an amount ranging from 90% to 110% of American Community’s tangible book value, or approximately $9.66 to $12.14 per share of American Community common stock. The other banking organization also indicated it was willing to explore a combination of cash and stock, rather than all cash as set forth in its preliminary non-binding expression of interest.

On August 21, 2010, representatives of American Community met with representatives of German American to conduct preliminary due diligence with respect to American Community.

The board of directors of American Community next met in a special meeting on August 24, 2010. Also participating in the meeting was a representative of Stifel and American Community’s outside legal counsel. Stifel reviewed the preliminary non-binding expression of interest from the other banking organization with the board. The board expressed disappointment at the range of offers provided by the other banking organization. The board instructed Stifel to encourage the other banking organization to meet with Stifel to discuss its proposal and to commence a due diligence review of American Community. The board also expressed concern that German American may withdraw its offer by the time the other banking organization completed sufficient diligence to enable it to consider increasing its offer. The board also discussed with Stifel its understanding that the other banking organization may be looking at several other acquisition opportunities and may not be inclined to accommodate American Community’s desired timing or increase its offer to an amount at least comparable to German American’s offer.

At the same meeting, Stifel reported to the board the preliminary due diligence performed by German American on August 21, 2010, and the discussions between representatives of American Community and German American regarding certain other matters, including potential cost savings and synergies, deposit funding and loan diligence matters. Stifel indicated that it expected German American to either reaffirm its current offer or propose an increased offer by August 31, following its board meeting on August 30. The board continued its deliberations and discussions regarding the proposals. The board also determined to appoint a committee of the board to meet and confer between board meetings regarding these potential transactions and to report to the full board as necessary and appropriate. The members of the board appointed to the committee were Dr. Maynard and Messrs. Hinton, Sutton and Fine.

On the evening of August 30, 2010, American Community received a revised letter dated August 30 from German American, following German American’s board meeting held earlier that day. Under the terms of the revised proposal, German American increased the fixed exchange ratio for each share of American Community common stock from 0.77 shares of German American common stock to 0.835 shares of German American common stock. Unlike the July 12th offer, under the revised offer, none of the American Community common stock would be exchanged for cash (except that holders of options and warrants to acquire American Community common stock would receive cash for the “in the money” value of such options and warrants using the then-prevailing market value of 0.835 shares of German American common stock as of the closing date). Like the original offer, the revised offer was conditioned upon the parties reaching agreement on a definitive merger agreement and each party’s satisfactory completion of due diligence with respect to the other party and, if accepted by American Community, would require that the parties negotiate in good faith on an exclusive basis for 60 days after the offer was accepted.

German American’s revised offer provided that it would expire if it was not accepted on or before September 1, 2010. According the German American, the reason for the September 1st deadline related to a long-term data processing contract between Bank of Evansville and a third party provider of data processing services to Bank of Evansville. Under the terms of that long-term contract, a significant termination fee would be payable by Bank of Evansville if Bank of Evansville terminated the contract without cause prior to the scheduled expiration of its term. The contract provides, however, that the termination fee would not be payable if Bank of Evansville entered into an agreement between February 12, 2010 and September 1, 2010 to sell control of Bank of Evansville to a third party that intended to terminate the contract. German American in its revised offer advised American Community that it intended to terminate the data processing contract if it acquired Bank of Evansville’s banking operations, and stated that (for that reason) the increased exchange ratio that was offered by the revised offer was available to American Community only if American Community (and Bank of Evansville) accepted German American’s revised offer on or before September 1.

A majority of the members of the special board committee met on the morning of August 31, 2010 to discuss the revised offer in advance of the special meeting of the full board scheduled for later that afternoon. The special board committee instructed Stifel to go back to German American and request an increased exchange ratio of 0.93, and report back to the full board later in the day with the reaction of German American to the counter-proposal.

The board of directors of American Community held a special meeting at 5:00 p.m. on August 31, 2010 to discuss the revised offer from German American. Also participating in the board meeting were representatives of Stifel and American Community’s outside legal counsel. Representatives of Stifel reported that at the request of the special board committee they had a discussion that morning with German American representatives wherein they requested that German American increase the exchange ratio to 0.93 per share. Stifel reported that representatives of German American declined to do so and were holding firm at the 0.835 exchange ratio.

At the same meeting, Stifel provided the board with an updated financial analysis of the revised offer of 0.835 shares of German American for each share of American Community. Stifel reported that, based upon the closing price of German American’s common stock on August 30, 2010 of $15.16, the revised proposal had an implied value as of such date of $12.66 per share of American Community common stock, which represented a premium to American Community’s share price as of August 30, 2010 of 56% (and a 51% premium based upon the volume weighted average price of American Community common stock over the prior month). The board also discussed with Stifel the increased liquidity that shareholders of American Community would have if they held shares of German American stock as compared to American Community stock, as well as the amount of the annual cash dividend they would receive as shareholders of German American (assuming that German American continued to pay dividends at the same rate). The board also discussed the deadline of September 1st imposed by German American for American Community to accept the offer, as well as whether the board should direct Stifel to continue discussions with the other banking organization. The board then had an extensive discussion, after which it directed Stifel to do the following: continue discussions with the other banking organization and provide it with financial information similar to the information previously provided to German American, and also go back to the German American representatives and let them know that American Community is considering another offer and tell them that the board would be willing to accept a deal with German American at an exchange ratio of 0.93. The board then scheduled a meeting for noon on September 1, 2010 to get an update on Stifel’s discussions with the other banking organization and German American.

At the special meeting on September 1, 2010, which included representatives of Stifel and American Community’s outside legal counsel, representatives of Stifel reported that they had discussions the night before with representatives of German American and that German American indicated that it would consider the possibility of adding some cash to the deal and would get back to Stifel with a proposal. As of the start of the meeting, however, German American had yet to respond with a revised written offer.

Stifel also reported to the board that it had provided additional information to the other banking organization and that it had a conversation with an executive of the organization earlier in the day. The other banking organization indicated that it would try to get back to Stifel in a week or so with any feedback it had as a result of the information provided. (As of October 4, 2010, the date the parties signed the definitive merger agreement, Stifel had not received any additional feedback or a revised offer from the other banking organization.)

During the same special meeting, German American’s financial advisor called a representative from Stifel and reported that German American was prepared to revise its offer from its earlier proposal of 0.835 fixed exchange ratio in an all-stock transaction to a combination of cash and stock, consisting of $2.00 cash and 0.725 shares of German American common stock for each share of American Community common stock. Based upon the closing price of German American’s common stock on August 30, 2010 of $15.16, Stifel reported that the revised proposal had an implied value as of such date of $12.99 per share of American Community common stock.

The board then had extensive discussions regarding the revised German American proposal and the current negotiations with the other banking organization. After considerable deliberation, the board (with three directors absent) voted (eight in favor and two against) to authorize American Community to sign a letter with German American providing a fixed exchange ratio of 0.835 per share or such better terms as could be negotiated by Stifel.

Stifel then went back to German American and was told that German American was not willing to increase its offer, but that it would be willing to give the American Community board the option to select either the fixed exchange ratio of 0.835 per share in an all-stock transaction (except that German American would have the right to include up to $7.5 million of cash in the deal which shareholders of American Community could elect to receive in lieu of German American stock for some or all of their shares (subject to pro-ration if the cash election is over-subscribed)) or the same combination of cash and stock, consisting of $2.00 cash and 0.725 share of German American common stock for each share of American Community common stock, proposed by German American earlier in the day. Under either structure, holders of options and warrants to acquire American Community common stock would receive cash for the “in the money” value of such options and warrants using the then-prevailing market value of the merger consideration as of the closing date. Unless the American Community board selected the combination cash and stock proposal by September 10, the merger consideration would consist of the all stock proposal described above.

Later in the day on September 1, 2010, American Community and Bank of Evansville accepted a revised offer submitted by German American dated September 1 that included the terms described in the preceding paragraph. The September 1 offer also included a provision for two members of American Community’s board of directors (to be chosen by German American) to be added to German American’s board upon completion of the merger. This provision, although discussed with German American during the preceding weeks of discussions, had not previously been included in German American’s prior offers. The obligations of all parties to the September 1 letter were conditioned upon the parties’ reaching agreement on a definitive merger agreement (reflecting the terms agreed upon in the September 1 letter and other usual and customary terms and conditions) and each party’s satisfactory completion of “due diligence” reviews and investigations with respect to the other party. Each party agreed in the September 1 letter to negotiate in good faith with each other toward execution of the definitive merger agreement for the proposed merger transaction on an exclusive basis for the next 30 days.

On September 7, 2010, the board of directors of American Community held a special meeting to discuss, among other things, the two alternative pricing structures included in the September 1 letter agreement. Also participating in the meeting were representatives of Stifel and American Community’s outside legal counsel. The board considered the two alternative pricing structures with the assistance of Stifel. After further discussion, the board members participating in the meeting unanimously determined to accept the pricing structure consisting of $2.00 cash and 0.725 share of German American common stock, and on September 8 American Community advised German American of its decision.

On September 14, 2010, German American provided American Community with a first draft of the definitive merger agreement for the proposed transaction, and between September 14 and October 4, 2010, German American and American Community and their respective representatives and advisors, including the American Community special committee of the board, negotiated the terms of the definitive merger agreement. Concurrently with the negotiation of a definitive merger agreement, each party completed its due diligence review of the other party.

On September 28, 2010, as part of a regularly scheduled monthly board meeting, the board of directors of American Community discussed the status of the proposed transaction in detail and the results of the due diligence review of German American. Representatives of Stifel provided the board with a summary of the analysis underlying its fairness opinion. Stifel discussed, among other things, the financial terms of the merger, the implied purchase price multiples in the merger, the pro forma impact of the merger, the financial terms of selected business combinations in the commercial banking industry, trading levels of selected comparable transactions, a net present value and discounted cash flow analysis of American Community, the financial performance of American Community and German American and the stock trading history of American Community and German American. Stifel informed the board of directors that it was prepared to render its opinion that the consideration to be received by the shareholders of American Community in the proposed transaction was fair from a financial view to the shareholders of American Community. See “— Opinion of Financial Advisor of American Community Board of Directors.”

At the same meeting, legal counsel for American Community discussed in detail the terms of the definitive merger agreement to be entered into with German American, including the few remaining open issues as of such date, and the terms of the replacement employment agreements to be entered into between German American and certain officers of Bank of Evansville, including two of its executive officers (see “THE MERGER — Interests of American Community’s Directors and Executive Officers in the Merger”). Management, legal counsel and Stifel summarized the negotiations that had taken place since the first draft of the definitive merger agreement was received on September 14, including the rationale for the proposed special dividend that American Community’s board of directors intends to declare (contingent upon regulatory approval and other conditions) which was not part of the September 1 letter agreement.

At the same meeting, the directors asked questions of management, legal counsel and Stifel concerning the terms of the transaction, the effect on shareholders and employees and various other matters and then discussed the merits of the proposed transaction and Stifel’ financial review. After the conclusion of this review and additional discussion, the meeting of the board of directors of American Community adjourned.

On the afternoon of October 4, 2010, the board of directors of American Community held a special meeting. At this meeting management and legal counsel described the manner in which the few remaining open issues in the definitive merger agreement had been resolved since the last meeting of the board of directors on September 28th, and Stifel updated the analysis underlying its fairness opinion and then rendered its oral opinion (thereafter confirmed in writing) that the consideration to be received by the shareholders of American Community in the proposed transaction was fair from a financial view to the shareholders of American Community. The board of directors thereafter approved the merger by a vote of ten in favor and three against and authorized the appropriate officers of American Community and Bank of Evansville to execute the definitive merger agreement on behalf of American Community and Bank of Evansville.

Throughout the time period described above, German American’s executive officers (as authorized and directed by German American’s board of directors) engaged (directly or through German American’s financial and legal advisors) in discussions and negotiations with American Community’s executive officers and its financial and legal advisors. German American’s board of directors met in special session several times with respect to these negotiations, culminating in a special meeting held October 4, 2010, at which the board approved the merger agreement and the proposed merger, and authorized German American and its bank subsidiary to execute and deliver it to American Community and Bank of Evansville. For a discussion of the reasons of German American for the proposed merger, see “THE MERGER — Reasons for the Merger —  German American.”

The definitive merger agreement was executed by representatives of American Community and German American and delivered between the parties after the official close of the NASDAQ stock market on October 4, 2010, and a press release announcing the execution of the definitive merger agreement was issued that evening.

Reasons for the Merger — American Community

American Community’s board of directors believes that the merger with German American is consistent with American Community’s goal of enhancing shareholder value and providing additional liquidity for the holders of American Community’s common stock. In addition, the board of directors believes that the customers and communities served by American Community will benefit from the merger. In reaching its decision to adopt and approve the definitive merger agreement, American Community’s board of directors consulted with its management and its legal and financial advisors, and considered a variety of factors, including the following:

•	the value of the merger consideration proposed to be paid to American Community’s shareholders represented a significant premium to American Community’s shareholders over the value they would likely receive for their shares in the less liquid and active American Community trading market;

•	the expected results from continuing to operate as an independent community banking institution and the likely benefits to shareholders of American Community, compared with the value of the merger consideration offered by German American;
•	the shareholders of American Community will receive an equivalent per share annual dividend of $0.41 (based upon the current annual per share dividend rate of $0.56 for German American common stock);
•	the merger consideration would be paid to American Community shareholders both in cash, which would provide immediate liquidity, and common stock of German American, which would provide an opportunity to participate in any possible future earnings and appreciation in value of the combined company;
•	the possibility that the closing conditions to the merger could be satisfied in 2010 such that the cash portion of the merger consideration could be paid to American Community shareholders during 2010 in the form of a special dividend, thereby providing the shareholders the benefit of 2010 federal income tax rates, which many board members expected to increase in 2011;
•	German American common stock is listed on NASDAQ, providing American Community shareholders with increased access to a public market for their shares;
•	the opinion of Stifel that, as of October 4, 2010, and subject to the assumptions and limitations set forth in the opinion, the merger consideration offered to American Community’s shareholders in the merger was fair to such shareholders from a financial point of view (see “THE MERGER — Opinion of American Community’s Financial Advisor”);
•	the merger is intended to qualify as a reorganization under Section 368 of the Internal Revenue Code (as described under “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”);
•	the terms of the definitive merger agreement, including the nature and scope of the closing conditions to the merger;
•	the expectation that the merger should result in economies of scale and cost savings and efficiencies;
•	the board of director’s view of the current and prospective economic, competitive, and regulatory environment facing the financial services industry generally, and each of American Community and German American in particular;
•	the expected benefit to American Community customers resulting from the greater number of retail banking outlets and the greater depth of banking services that would become available over a broader geographic area in Southern Indiana, as well as the opportunity for future operating efficiencies as a result of a combination of American Community and German American;
•	the belief that German American shares American Community’s community banking philosophy and the experience and capability of German American’s management team;
•	the results of American Community’s due diligence review of German American;
•	the expectation that a significant number of employees of American Community will be offered the opportunity to continue as employees of German American after the merger, and the assurances by German American that those employees of American Community who are not offered continued employment will receive a fair severance package from German American;
•	the arrangements between certain of Bank of Evansville’s officers with German American as to their employment following the merger, the payments and benefits to which other officers and employees of Bank of Evansville would be eligible under the existing terms and conditions of their employment, and the provisions for the addition of certain of American Community’s directors (of German American’s choice) to German American’s corporate and bank boards of directors and on German American’s advisory board for the Evansville Region (see “THE MERGER AGREEMENT — Interests of Certain Persons in the Merger”);
•	the belief, based on historical information with respect to German American’s business, earnings, operations, financial condition, prospects, capital levels and asset quality, that the combined company has the ability to grow as an independent community financial institution that will be positioned to expand in Southern Indiana and surrounding markets in order to take advantage of multiple strategic options in the future and increase shareholder value; and
•	the likelihood that the merger will be approved by the regulatory authorities (see “THE MERGER — Regulatory Approvals”) and by the shareholders of American Community in a timely manner.

The foregoing discussion of the information and factors considered by the American Community board is not intended to be exhaustive, but includes all material factors they considered. In arriving at its determination to approve the definitive merger agreement and the transactions it contemplates, and to recommend that the American Community shareholders vote to approve them, the American Community board did not assign any relative or specific weights to the above factors, and individual directors may have given different weights to different factors.

The American Community board of directors recommends that American Community shareholders vote to adopt and approve the definitive merger agreement and the transactions it contemplates, including the merger.

Reasons for the Merger — German American

In deciding to approve the merger with American Community, German American’s board of directors considered a number of factors, including:

•	the opportunity for German American to enhance its presence in the Evansville, Indiana market, which it entered in May 2010 through the purchase of two branches of another banking organization;
•	the strength of Bank of Evansville’s community banking orientation and the quality of its management, employees and board leadership;
•	the results of management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality of American Community;
•	the fairness of the terms of the proposed merger to German American from a financial point of view; and
•	management’s belief, based on historical information with respect to Bank of Evansville’s business, earnings, operations, financial condition, prospects, capital levels and asset quality, that the combined banking company has the ability to grow in Evansville as an independent community financial institution.

Opinion of American Community’s Financial Advisor

Stifel, Nicolaus & Company, Incorporated (which we refer to in this discussion as “Stifel Nicolaus Weisel” or as “Stifel”) acted as American Community’s financial advisor in connection with the merger. Stifel is a nationally recognized investment-banking and securities firm with membership on all the principal United States’ securities exchanges and substantial expertise in transactions similar to the merger. As part of its investment banking activities, Stifel is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On October 4, 2010, Stifel rendered its oral opinion, which was later confirmed in writing, to the board of directors of American Community (the “Board”) that, as of the date of Stifel’s written opinion, the per share consideration to be received by the holders of shares of American Community common stock pursuant to the merger agreement was fair to such holders, from a financial point of view.

The full text of Stifel’s written opinion dated October 4, 2010, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Holders of American Community common stock are urged to, and should, read this opinion carefully and in its entirety in connection with this proxy statement/prospectus. The summary of the opinion of Stifel set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion of Stifel will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. Stifel has no obligation to update, revise or reaffirm its opinion and American Community does not currently expect that it will request an updated opinion from Stifel.

No limitations were imposed by the Company on the scope of Stifel’s investigation or the procedures to be followed by Stifel in rendering its opinion. In arriving at its opinion, Stifel did not ascribe a specific range of values to American Community. Stifel’s opinion is based on the financial and comparative analyses described below. Stifel’s opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with the Board’s consideration of the financial terms of the merger and is not to be relied upon by any shareholder of American Community or German American or any other person or entity. Stifel’s opinion was not intended to be and does not constitute a recommendation to the Board as to how the Board should vote on the merger or to any shareholder of American Community or German American as to how any such shareholder should vote at any shareholders’ meeting at which the merger is considered, or whether or not any shareholder of American Community should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger, or exercise any dissenter’s or appraisal rights that may be available to such shareholder. In addition, Stifel’s opinion does not compare the relative merits of the merger with any other alternative transaction or business strategy which may have been available to American Community and does not address the underlying business decision of the Board or American Community to proceed with or effect the merger.

In connection with its opinion, Stifel, among other things:

•	reviewed and analyzed a draft copy of the merger agreement dated October 2, 2010;
•	reviewed and analyzed the audited consolidated financial statements of American Community for the five years ended December 31, 2009 and the unaudited consolidated financial statements of American Community for the quarter ended June 30, 2010;
•	reviewed and analyzed the audited consolidated financial statements of German American for the two years ended December 31, 2009 and the unaudited consolidated financial statements of German American for the quarter ended June 30, 2010;
•	reviewed and analyzed certain other publicly available information concerning American Community and German American;
•	held discussions with German American’s senior management, including, without limitation, discussions regarding estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the merger on German American;
•	reviewed certain non-publicly available information concerning American Community, including, without limitation, internal financial analyses and forecasts prepared by its management and held discussions with American Community’s senior management regarding recent developments and regulatory matters;
•	participated in certain discussions and negotiations between representatives of American Community and German American;
•	reviewed the reported prices and trading activity of the equity securities of American Community and German American;
•	analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;
•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;
•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of Stifel’s opinion; and
•	took into account Stifel’s assessment of general economic, market and financial conditions and Stifel’s experience in other transactions, as well as Stifel’s experience in securities valuations and Stifel’s knowledge of the banking industry generally.

In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel, by or on behalf of American Community or German American, or that was otherwise reviewed by Stifel and has not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by American Community and German American (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), Stifel has assumed that the forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of American Community and German American, as applicable, as to the future operating and financial performance of American Community and German American, as applicable, and that they provided a reasonable basis upon which Stifel could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic, market and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel has further relied upon the assurances by American Community or German American that they are unaware of any facts that would make their respective information incomplete or misleading.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either American Community or German American since the date of the last financial statements of each company made available to Stifel. Stifel has also assumed, without independent verification and with consent of management of American Community, that the aggregate allowances for loan losses set forth in the respective financial statements of American Community and German American are in the aggregate adequate to cover all such losses. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of either American Community’s or German American’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did Stifel review loan or credit files of American Community or German American. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy. Stifel relied on advice of American Community’s counsel as to certain legal matters with respect to American Community, the merger agreement and the merger and other transactions and other matters contained or contemplated therein. Stifel has assumed, with the consent of American Community management, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger will be satisfied and not waived. In addition, Stifel assumed that the definitive merger agreement would not differ materially from the draft Stifel reviewed. Stifel has also assumed that the merger will be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by American Community or any other party, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger will not have an adverse effect on the Company or German American. Stifel assumed that the merger would be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

Stifel’s opinion was necessarily based on economic, market, monetary, financial and other conditions as they existed on, and on the information made available to Stifel as of, the date of its opinion. It is understood that subsequent developments may affect the conclusions reached in Stifel’s opinion and that Stifel does not have or assume any obligation to update, revise or reaffirm its opinion.

Stifel’s opinion is limited to whether the per share merger consideration is fair to the holders of shares of American Community common stock, from a financial point of view. Stifel’s opinion did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by American Community or its Board of Directors; (ii) the legal, tax or accounting consequences of the merger on American Community or the holders of American Community Common Stock including, without limitation, whether or not the merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; and (iv) the treatment of, or effect of the merger on, American Community’s Options and Warrants (each as defined in the merger agreement). Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which German American’s securities would trade following public announcement or consummation of the merger.

In connection with rendering its opinion, Stifel performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stifel believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be Stifel’s view of the actual value of American Community. In its analyses, Stifel made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of American Community or German American. Any estimates contained in Stifel’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. No company or transaction utilized in Stifel’s analyses was identical to American Community or German American or the merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which American Community’s or German American’s common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Stifel employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Stifel used in providing its opinion. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Stifel more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Stifel’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Stifel with respect to any of the analyses performed by it in connection with its opinion. Rather, Stifel made its determination as to the fairness to the shareholders of American Community of the per share merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for American Community should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses.

In connection with rendering its opinion and based upon the terms of the draft merger agreement reviewed by it, Stifel assumed the aggregate consideration for the common stock not already owned by German American to be $30.0 million and the per share consideration to be $14.25 based upon the closing price of German American’s common stock on October 1, 2010. Stifel noted this represented a premium of 54% over American Community’s closing price of $9.25 on October 1, 2010.

Comparison of Selected Companies.  Stifel reviewed and compared certain multiples and ratios for the merger with a peer group of 20 selected banks of similar size, geography and asset quality. In order to calculate a range of imputed values for a share of American Community’s common stock, Stifel compared the resulting theoretical offer price to each of the following categories: book value, tangible book value, latest 12 months earnings, premium over tangible book value to deposits and premium over tangible book value to core deposits as of or for the three and twelve month period ended June 30, 2010. Market price information was as of October 1, 2010. Stifel then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of American Community. This analysis resulted in a range of imputed values for American Community of between $7.05 and $8.19 based on the median multiples for the peer group.

Additionally, Stifel calculated the following ratios with respect to the merger and the 20 selected comparable companies:

	German American / American Community	Trading Multiples for Selected Peer Group
Ratios		25th Percentile	Median	75th Percentile
Price Per Share/ Book Value Per Share(1)	141.5%	57.7%	72.9%	98.4%
Price Per Share/Tangible Book Value Per Share(1)	141.5%	61.7%	73.4%	102.8%
Price Per Share/Last 12 Months Earnings Per Share	25.9x	10.6x	12.8x	17.0x
Premium over Tangible Book Value/Deposits	3.6%	(4.6)%	(2.1)%	0.2%
Premium over Tangible Book Value/ Core Deposits(2)	3.9%	(5.7)%	(3.0)%	(1.5)%

(1)	For purposes of this analysis, American Community’s fully diluted book value per share and tangible book value per share were utilized.
(2)	Core deposits defined as total deposits less jumbo CDs (CDs with balances greater than $100,000).

Analysis of Selected Bank Merger Transactions.  Stifel analyzed certain information relating to recent transactions in the banking industry, consisting of 36 U.S. bank acquisitions announced between October 1, 2009 and September 30, 2010, with announced transaction values greater than $10 million and excluding merger of equals and terminated transactions. This analysis resulted in a range of imputed values for American Community common stock of between $10.69 and $15.23 based upon the median multiples for the selected transactions. Stifel calculated the following ratios with respect to the merger and the selected transactions:

	German American / American Community	Selected Transaction Multiples
Ratios		25th Percentile	Median	75th Percentile
Price Per Share/ Book Value Per Share(1)	141.5%	86.4%	112.5%	145.0%
Price Per Share/Tangible Book Value Per Share(1)	141.5%	101.8%	118.7%	153.7%
Price Per Share/Last 12 Months Earnings Per Share	25.9x	14.9x	19.4x	26.1x
Premium over Tangible Book Value/Deposits	3.6%	1.0%	3.4%	7.5%
Premium over Tangible Book Value/ Core Deposits(2)	3.9%	1.3%	3.9%	8.8%

(1)	For purposes of this analysis, American Community’s fully diluted book value per share and tangible book value per share was utilized.

(2)	Core deposits defined as total deposits less jumbo CDs (CDs with balances greater than $100,000).

Present Value Analysis.  Applying present value analysis to the theoretical future earnings of American Community, Stifel compared the per share merger consideration to the calculated present value of one share of American Community’s common stock on a stand-alone basis. The analysis was based upon American Community’s management projections, a range of assumed price/earnings ratios, and a range of discount rates from 13.0% – 21.0%. Stifel selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for other publicly-traded comparable banks. The stand-alone present value of American Community’s common stock calculated on this basis ranged from $6.82 to $13.30 per share.

Discounted Cash Flow Analysis.  Using a discounted cash flow analysis, Stifel estimated the net present value of the future streams of after-tax cash flow that American Community could produce for dividends to a potential acquiror, referred to below as dividendable net income. In this analysis, Stifel assumed that American Community would perform in accordance with management’s estimates and calculated assumed after-tax distributions to a potential acquiror such that American Community’s tangible common equity ratio would remain approximately 6.50% of assets. Stifel calculated the sum of the assumed perpetual dividendable net income streams per share beginning in the year 2011 discounted to present values at assumed discount rates ranging from 15.0% to 19.0% and based upon a range of estimated cost savings between 20.0% – 40.0% of American Community’s non-interest expense. This discounted cash flow analysis indicated an implied equity value reference range of $8.14 to $14.41 per share of American Community’s common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of American Community’s common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including estimated cost savings and operating synergies, earnings growth rates, dividend payout rates and discount rates.

Pro Forma Effect of the Merger.  Stifel reviewed certain estimated future operating and financial information developed by American Community and certain estimated future operating and financial information for the pro forma combined entity resulting from the merger for the 12-month period ended December 31, 2011. Based on this analysis, Stifel compared certain of American Community’s estimated future per share results with such estimated figures for the pro forma combined entity. Based on this analysis on a pro forma basis, the merger is forecast to be accretive to American Community’s earnings per share for the 12-month period ended December 31, 2011. Stifel also reviewed certain financial information in order to determine the estimated effect of the merger on American Community’s book value per share and tangible book value per share for the period ended December 31, 2010. Based on this analysis on a pro forma basis, the merger is forecasted to be dilutive to American Community’s book value per share and tangible book value per share. Stifel also noted that American Community shareholders have not received a cash dividend to date and would be entitled to receive future cash dividends paid by German American.

As described above, Stifel’s opinion was among the many factors taken into consideration by the Board in making its determination to approve the merger.

Stifel has acted as financial advisor to American Community in connection with the merger and will receive a fee which is contingent upon the completion of the merger. Stifel has also acted as financial advisor to the Board and received a fee upon the delivery of its opinion that was not contingent upon consummation of the merger. Stifel will not receive any other significant payment or compensation contingent upon the successful consummation of the merger. In addition, American Community has agreed to indemnify Stifel for certain liabilities arising out of Stifel’s engagement. There are no material relationships that existed during the two years prior to the date of Stifel’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the merger. Stifel may seek to provide investment banking services to German American or its affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of business, Stifel may trade American Community’s or German American’s securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of American Community’s Directors and Executive Officers in the Merger

When you consider the recommendation of the American Community board of directors to approve the merger agreement and the merger, you should be aware that certain of American Community’s directors and executive officers may have interests in the merger that are different from, or in addition to, your interests as shareholders generally and that may present actual or apparent conflicts of interests.

For instance, the merger agreement obligates German American to pay cancellation payments to the holders of outstanding options or warrants in connection with the closing of the merger if and to the extent that the options and warrants are “in the money” (i.e. the exercise price is less than the market value of the consideration that would be received on the underlying American Community shares) at that time. German American estimates that (assuming that the market value of German American’s shares does not vary materially from its market value as of November 12, 2010) the aggregate of such cancellation payments to persons who are executive officers or directors of American Community or of Bank of Evansville will be approximately $1,873,000.

Further, all outstanding awards of options or restricted stock that American Community had issued to employees or directors of American Community or Bank of Evansville prior to October 4, 2010, if and to the extent that they were not vested at the time the board of directors of American Community approved the merger agreement on October 4, 2010, automatically became vested pursuant to their terms on October 4, 2010, when the merger agreement were approved, At December 31, 2009, of the 408,805 shares of American Community covered by outstanding option grants, 399,441 were then fully exercisable, and no additional options were granted during 2010.

In addition, the 19,592 shares of restricted stock held by executive officers of American Community that were not vested prior to October 4, 2010 (but which automatically vested upon approval of the merger agreement by the board of directors of American Community and therefore become eligible for conversion into German American unrestricted shares under the merger plus the cash payment) would have (assuming no change in the value of the equivalent per share value of this transaction at the closing date from November 12, 2010) an aggregate equivalent value to those executive officers of approximately $291,000.

German American entered into a replacement employment agreement with Michael Sutton, the President and chief executive officer of American Community and a member of its board of directors, on October 4, 2010, concurrently with the execution of the merger agreement. Under that replacement employment agreement, German American and Mr. Sutton agreed (subject to the closing of the mergers of Bank of Evansville and American Community pursuant to the merger proposal) that the existing employment agreement of Mr. Sutton with American Community would be rescinded and replaced. Upon the closing of the merger, Mr. Sutton will become employed by German American as Market Chairman of its Evansville banking market, under the terms of the replacement employment agreement, through June 30, 2011, at a salary of approximately $18,000 per month plus benefits available to similarly-situated full-time employees of German American. On June 30, 2011, Mr. Sutton’s employment by German American under the replacement employment agreement would terminate, and Mr. Sutton would be entitled to receive (subject to compliance with certain confidentiality and noncompetition provisions of the replacement employment agreement and execution and non-revocation of a separation and general release agreement) certain separation payments and benefits, including:

•	A separation payment in a single lump sum of $425,250 (subject to withholding taxes and the like), plus
•	Reimbursement of the monthly premium paid by Mr. Sutton for health payments estimated to be approximately $1,000 per month, for up to 12 months.

Likewise, German American entered into a replacement employment agreement with John Schenk, the chief financial officer of American Community, concurrently with the execution of the parties of the merger agreement. Under that replacement employment agreement, German American and Mr. Schenk agreed (subject to the closing of the merger of the Bank of Evansville and American Community pursuant to the merger proposal) that the existing employment agreement of Mr. Schenk with American Community (Bank of Evansville) would be rescinded and replaced. Upon the closing of the merger, Mr. Schenk will become employed by German American as its Regional Chief Financial Officer, under the terms of the replacement employment agreement, through June 30, 2011, at a salary of approximately $11,000 per month plus benefits available to similarly-situated full-time employees of German American. On June 30, 2011, Mr. Schenk’s employment by German American under the replacement employment agreement would terminate, and Mr. Schenk be entitled to receive (subject to compliance with certain confidentiality and noncompetition provisions of the replacement employment agreement and execution and non-revocation of a separation and general release agreement) certain separation payments and benefits, including:

•	A separation payment in a single lump sum of $127,500 (subject to withholding taxes and the like), plus
•	Reimbursement of the monthly premium paid by Mr. Schenk for health payments estimated to be approximately $1,000 per month, for up to 12 months.

In addition, the merger agreement obligates German American to appoint two of the current members of American Community’s board of directors (of German American’s choosing but not yet chosen) to fill newly-created positions on German American’s board of directors (on the board of its bank subsidiary) promptly following the effective time, and to appoint five of the members of its board of directors (of German American’s choosing but not yet chosen) to an advisory board for the Evansville Region of German American’s bank subsidiary. Each of such persons will be entitled to receive compensation from German American for their services on such boards and/or such regional advisory board, in accordance with the fee schedule for such services that is applicable from time to time for similar services by other members of German American’s boards or regional advisory boards.

German American is also obligated under the merger agreement to provide continuing indemnification to the directors and officers of American Community and its subsidiary bank as provided in their respective articles of incorporation or by-laws, and to provide such directors and officers with directors’ and officers’ liability insurance for a period of six years, subject to certain conditions set forth in the merger agreement.

The board of directors of American Community was aware of these differing interests and potential conflicts and considered them, among other matters, in evaluating and negotiating the merger agreement with German American and in recommending that our shareholders approve and adopt the proposals to be voted upon at the special meeting.

Listing of the German American Shares

It is a condition to the consummation of the merger that the shares of German American issuable to the shareholders of American Community in the merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

Regulatory Approvals

German American submitted an application to the Board of Governors of the Federal Reserve System under the Bank Holding Company Act on October 12, 2010, seeking approval with respect to the merger and also with respect to the payment by Bank of Evansville and by American Community of the 2010 pre-merger cash dividends that may become contingently payable by each of them.

On or about October 22, 2010, American Community and Bank of Evansville submitted a separate application to the Board of Governors of the Federal Reserve System seeking approval of the 2010 pre-merger cash dividends. On November 5, 2010, the Federal Reserve Bank of St. Louis approved the dividends, conditional upon approval of the dividends by the Indiana Department of Financial Institutions.

In addition, the banking subsidiaries of German American and American Community submitted an application to the Federal Deposit Insurance Corporation on October 12, 2010, seeking approvals by the FDIC of the merger of Bank of Evansville into German American’s banking subsidiary and of the payment by Bank of Evansville to American Community of the 2010 pre-merger cash dividend that may become contingently payable by it.

Further, the banking subsidiaries of German American and American Community submitted an application to the Indiana Department of Financial Institutions on October 14, 2010, seeking approvals by the Indiana Department of Financial Institutions of the merger of Bank of Evansville into German American’s banking subsidiary and of the payment by Bank of Evansville to American Community of the 2010 pre-merger cash dividend that may become contingently payable by it.

On or about October 27, 2010, Bank of Evansville submitted a separate application to the Indiana Department of Financial Institutions seeking approval of the payment of the 2010 pre-merger cash dividend.

Exchange Agent

Prior to the time when the merger becomes effective, German American will designate a bank or trust company reasonably acceptable to American Community for the purpose of exchanging American Community shares held by its shareholders for the merger consideration.

Dividends and Distributions

Under the terms of the merger agreement, prior to the closing of the merger, American Community is prohibited from declaring or paying any cash dividend or other distribution to American Community shareholders, except for the contingent 2010 pre-merger dividend described above. The terms of the merger agreement prohibit German American from declaring or paying dividends or distributions, except for its regular quarterly cash dividends.

Material U.S. Federal Income Tax Consequences

German American and American Community expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes, as a result of the merger:

•	American Community shareholders will recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration (whether received as a “dividend” from American Community in 2010 or as cash from German American in 2011) and will recognize gain or loss with respect to any cash received in lieu of fractional shares of German American common stock; and
•	American Community shareholders will not recognize gain (or loss) as a result of their receiving shares of German American common stock in the merger.

See “Material U.S. Federal Income Tax Consequences” for a summary of the material U.S. federal income tax consequences of the merger and of the material U.S. federal income tax consequences to non-U.S. holders of receiving German American shares pursuant to the merger.

Because individual circumstances may differ, each shareholder should consult the shareholder’s tax advisor regarding the applicability of the rules discussed in this proxy statement/prospectus to the shareholder and the particular tax effects to the shareholder of the merger and the holding or disposing of German American shares in light of such shareholder’s particular circumstances, the application of state, local and foreign tax laws, and, if applicable, the tax consequences of (a) the transactions described in this proxy statement/prospectus relating to equity compensation and benefit plans, and (b) the receipt of the 2010 pre-merger cash dividend from American Community.

Anticipated Accounting Treatment

The merger will be accounted for under the acquisition method of accounting. Under the acquisition method, the purchase price will be allocated to identifiable assets and assumed liabilities based on their fair values. Any excess will be accounted for as goodwill. Intangible assets with definite lives will be amortized over their estimated useful lives. Goodwill and intangible assets determined to have indefinite lives will not be amortized, but will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management of German American determines that the value of goodwill or intangible assets has become impaired, an impairment charge will be recorded in the fiscal quarter in which such determination is made. Also, costs related to the merger will be expensed during the period in which they are incurred.

Sources of Funds

The cash portion of the aggregate merger consideration, required to settle fractional interests and to fund the $2.00 cash payment (either in the form of the contingent 2010 pre-merger dividend by American

Community or in the form of additional merger consideration payable by German American) is expected to be approximately $3,956,000. In addition, German American expects to be obligated to pay cash consideration of an estimated $2,062,000 (subject to change if the numbers of outstanding warrants and options changes materially or the market value of German American’s shares changes materially, prior to the closing of the merger) to the holders of options and warrants to purchase American Community shares that will be cancelled by the merger agreement. This cash is expected to be funded with the cash proceeds of dividends from German American’s subsidiary bank (including for this purpose Bank of Evansville prior to its merger into German American’s subsidiary bank).

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this prospectus as Annex A and is incorporated by reference into this prospectus. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The merger agreement summary below is included in this prospectus only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information regarding German American, American Community or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. See “Where You Can Find More Information.”

The representations, warranties and covenants contained in the merger agreement and described in this prospectus

•	were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments,
•	were made solely for the benefit of the parties to the merger agreement,
•	may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures,
•	were made for the purposes of allocating risk between parties to the merger agreement instead of establishing these matters as facts, and
•	may apply standards of materiality in a way that is different from what may be viewed as material by you or by other investors.

Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. The representations and warranties contained in the merger agreement do not survive the effective time of the merger. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of German American, American Community or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by German American and American Community.

General

The merger agreement provides for the merger of American Community with and into German American, with German American surviving the merger and continuing under the name “German American Bancorp, Inc.” Immediately following the merger of American Community with German American, Bank of Evansville will merge with and into German American Bancorp (the bank subsidiary of German American), with German American Bancorp surviving the merger and continuing under the name “German American Bancorp.”

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place on the business day that immediately precedes the last business day of the month during which the shareholders of American Community have approved and adopted the merger agreement and following the expiration of all waiting periods in connection with either the bank regulatory applications filed for approval of the merger or stock market requirements. The effective time of the merger (which will be the time as of which German American will gain control of American Community and Bank of Evansville) will be as of the first day of the calendar month that follows the month in which the closing occurs.

We are working hard to complete the merger quickly. We currently expect that the merger will be closed on December 30, 2010, and will be effective January 1, 2011. However, because completion of the merger is subject to regulatory approvals and other conditions that have not yet been obtained and are beyond our control, we cannot predict the actual timing.

Consideration to be Received in the Merger

If the merger is completed, the shares of American Community common stock that you own immediately before the completion of the merger will be converted into a right to receive shares of German American common stock and cash. At the effective time of the merger, each issued and outstanding share of American Community common stock, other than shares held by shareholders who exercise dissenters’ rights under Indiana law, will be converted into the right to receive (i) 0.725 shares of German American common stock; and (ii) a cash payment of $2.00 (unless earlier paid by American Community with respect to its shares under the special pre-merger 2010 cash dividend of that same amount that American Community has contingently declared).

If German American declares a dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of German American common stock prior to the effective time of the merger (which is not anticipated or planned), then the conversion ratio of 0.725 shares of German American common stock for every share of American Community common stock will be adjusted accordingly, without duplication, to provide American Community shareholders with the same economic effect as contemplated by the merger agreement prior to any of these events.

American Community’s shareholders will not receive fractional shares of German American common stock. Instead, you will receive a cash payment for any fractional shares in an amount equal to the product of (i) the fraction of a share of German American common stock to which you are entitled multiplied by (ii) the volume weighted average price of a share of German American common stock over the twenty days on which German American’s shares traded that ended on the trading day immediately before the closing date.

Exchange of Certificates

German American expects to appoint Computershare Trust Company, N.A. (or another company experienced in handling similar duties that is reasonably acceptable to American Community) to act as the exchange agent and handle the exchange of American Community stock certificates for certificates representing German American’s shares and any cash consideration that may be payable to American Community shareholders. Promptly following the effective time of the merger, the exchange agent will send a letter of transmittal to each former American Community shareholder who holds one or more stock certificates. The letter of transmittal will contain instructions explaining the procedure for surrendering American Community stock certificates. You should not return stock certificates with the enclosed proxy card.

American Community shareholders who surrender their stock certificates, together with a properly completed letter of transmittal, will receive certificates for the shares of German American’s common stock into which their shares of American Community common stock were converted pursuant to the merger and a check for the amount of cash consideration (if any) to which such shareholder is entitled.

After the merger, each certificate that previously represented shares of American Community common stock will only represent the right to receive:

•	certificates representing the shares of German American’s common stock into which those shares of American Community common stock have been converted;
•	cash in the amount of the cash merger consideration, if any; and
•	cash in lieu of any fractional share of German American common stock.

After the completion of the merger, American Community will not register any transfers of shares of American Community common stock.

American Community Restrictions

Under the merger agreement, American Community has agreed to certain restrictions on its activities until the merger is completed or terminated. In general, American Community and Bank of Evansville are required to conduct their business and to discharge or incur obligations and liabilities only in the ordinary course of business, as conducted prior to the execution of the merger agreement.

The following is a summary of the more significant restrictions imposed upon American Community, subject to the exceptions set forth in the merger agreement:

•	declaring or paying any dividends on shares of American Community common stock or making any other distribution to shareholders, except for the contingent 2010 pre-merger cash dividend;
•	issuing or agreeing to issue any stock (except for the issuance of shares upon the exercise of stock options or warrants, and shares issuable to American Community’s directors (estimated to be 9,958 shares) in payment of director compensation pursuant to a pre-existing arrangement) or any options, warrants or other rights to subscribe for or purchase common or any other capital stock or securities convertible into or exchangeable for any capital stock;
•	redeeming, purchasing or otherwise acquiring any of its outstanding shares or agreeing to do so;
•	effecting a stock split, reverse split, reclassification or other similar change in any common or other capital stock or otherwise reorganizing or recapitalizing;
•	changing its articles of incorporation or bylaws;
•	except as separately agreed by German American, paying or agreeing to pay any bonus, additional compensation (other than ordinary and normal bonuses and salary increases consistent with past practices) or severance benefit or otherwise making any changes out of the ordinary course of business with respect to the fees or compensation payable or to become payable to consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees;
•	adopting or making any change in any employee benefit plan or other arrangement or payment made to, for or with any of such consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees;
•	borrowing or agreeing to borrow any material amount of funds except in the ordinary course of business, or directly or indirectly guaranteeing or agreeing to guarantee any material obligations of others except in the ordinary course of business or pursuant to outstanding letters of credit;
•	making or committing to make any new loan or issuing or committing to issue any new letter of credit or any new or additional discretionary advance under any existing line of credit, or purchasing or agreeing to purchase any interest in a loan participation, in aggregate principal amounts that would cause the credit extensions or commitments of Bank of Evansville to any one borrower (or group of affiliated borrowers) to exceed $250,000;
•	purchasing or otherwise acquiring any investment security for their own accounts, or selling any investment security owned by either of them which is designated as held-to-maturity, or engaging in any activity that would require the establishment of a trading account for investment securities;
•	increasing or decreasing the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices;
•	entering into or amending any material agreement, contract or commitment out of the ordinary course of business;
•	except in the ordinary course of business, placing on any of their assets or properties any mortgage, pledge, lien, charge, or other encumbrance;
•	except in the ordinary course of business, canceling, releasing, compromising or accelerating any material indebtedness owing to American Community or Bank of Evansville, or any claims which either of them may possess, or voluntarily waiving any material rights with respect thereto;
•	selling or otherwise disposing of any real property or any material amount of any personal property other than properties acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness;

•	foreclosing upon or otherwise taking title to or possession or control of any real property without first obtaining a phase one environmental report thereon, prepared by a reliable and qualified person or firm reasonably acceptable to German American, which does not indicate the presence of material quantities of pollutants, contaminants or hazardous or toxic waste materials on the property;
•	committing any act or failing to do any act which will cause a material breach of any material agreement, contract or commitment;
•	violating any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on its business, financial condition, or earnings;
•	purchasing any real or personal property or making any other capital expenditure where the amount paid or committed therefor is in excess of $10,000 individually or $50,000 in the aggregate other than purchases of property made in the ordinary course of business in connection with loan collection activities or foreclosure sales in connection with any of American Community’s or Bank of Evansville’s loans;
•	issuing certificate(s) for shares of American Community common stock to any American Community shareholder in replacement of certificate(s) claimed to have been lost or destroyed without first obtaining from such shareholder(s), at the expense of such shareholder(s), a surety bond from a recognized insurance company in an amount that would indemnify American Community (and its successors) against loss on account of such lost or destroyed certificate(s) (in an amount not less than the amount that German American’s transfer agent would require in the case of lost or destroyed stock certificates of equal value of German American common stock), and obtaining a usual and customary affidavit of loss and indemnity agreement from such shareholder(s); or
•	holding a special, regular or annual meeting (or take action by consent in lieu thereof) of the board of directors or the sole shareholder of Bank of Evansville for the purpose of appointing or electing any new member to the board of directors of American Community or of Bank of Evansville (whether to fill a vacancy or otherwise) unless such new member is approved in advance in writing by German American.

In addition, American Community agreed to notify German American in writing of the occurrence of any matter or event known to American Community that is, or is likely to become, materially adverse to the business, operations, properties, assets or financial condition of American Community taken as a whole.

American Community Non-Solicitation and Non-Discussion Covenants

American Community has agreed that, until the effective time of the merger or until the termination of the merger agreement, American Community will neither permit nor authorize its directors, officers, employees, agents or representatives (or those of Bank of Evansville) to, directly or indirectly, initiate, solicit or encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to American Community or Bank of Evansville or to which American Community or Bank of Evansville may become a party (all such transactions are referred to in this proxy statement/prospectus as “acquisition transactions”). American Community also agreed to promptly communicate to German American the terms of any proposal, indication of interest, or offer which American Community or Bank of Evansville receives with respect to an acquisition transaction. Further, neither American Community nor Bank of Evansville may, in response to an unsolicited written proposal, indication of interest, or offer with respect to an acquisition transaction, furnish information to, or negotiate, explore or otherwise engage in substantive discussions, or enter into agreements, arrangements or understandings with respect to such acquisition transaction.

American Community Board Recommendation Requirements

The merger agreement contains provisions that require American Community’s board of directors to submit the merger agreement to consideration by American Community’s shareholders at the special meeting with a favorable recommendation of its board of directors. The merger agreement, however, provides that any or all of the members of the board may be excused from the requirement of the merger agreement to recommend the German American merger proposal if their fiduciary duties to shareholders may require that they change their recommendation in a manner that would be adverse to the interests of German American.

German American Restrictions

The following is a summary of the more significant restrictions imposed upon German American, subject to the exceptions set forth in the merger agreement:

•	conducting its business substantially in the manner as it is presently being conducted and in the ordinary course of business;
•	not amending its articles of incorporation in any manner that requires the approval of shareholders of German American under the Indiana Business Corporation Law;
•	not failing to file, or cause its subsidiaries to file, all required reports with applicable regulatory authorities;
•	complying with all laws, statutes, ordinances, rules or regulations applicable to it and to the conduct of its business, the noncompliance with which results or could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of German American on a consolidated basis;
•	complying in all material respects with each contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party by which it is or may be subject or bound, the breach of which could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of German American on a consolidated basis; and
•	promptly notifying American Community in writing of the occurrence of any matter or event known to German American that is, or is likely to become, materially adverse to the businesses, operations, properties, assets or condition (financial or otherwise) of German American and its subsidiaries on a consolidated basis.

German American Covenants

German American has agreed to use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the merger agreement and to effect the merger in accordance with the terms and conditions set forth in the merger agreement. German American has also agreed to file or cooperate with American Community in filing all regulatory applications required in order to consummate the merger, and the merger of Bank of Evansville into German American Bancorp, including all necessary applications for the prior approvals of the Federal Reserve Board under the Bank Holding Company Act and of the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation. German American has agreed to keep American Community reasonably informed as to the status of such applications and promptly send or deliver copies of such applications, and of any supplementally filed materials, to counsel for American Community. In addition, German American has agreed to use its best efforts to cause the registration statement of which this proxy statement/prospectus is a part to become effective as soon as practicable.

The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors (see “THE MERGER AGREEMENT — Employee Benefit Matters” and “THE MERGER — Interests of Certain Persons in the Merger”) and relating to German American’s continued support of certain charitable causes supported by Bank of Evansville and its agreement to provide funding to American Community for the contingent pre-merger dividend if such dividend were payable but for some unforeseen reason could not be funded.

Representations and Warranties

American Community and German American.  The merger agreement contains representations and warranties made by American Community and German American. These include, among other things, representations relating to:

•	due corporate organization and existence;
•	capitalization;
•	corporate power and authority to enter into the merger and the merger agreement;
•	organizational documents;

•	subsidiaries;
•	financial information;
•	agreements with banking authorities;
•	litigation;
•	compliance with laws; and
•	broker’s, finder’s or other fees.

German American.  German American represents and warrants to American Community in the merger agreement regarding among other things:

•	compliance with and accuracy of SEC filing requirements, including internal control requirements;
•	filing of necessary reports with regulatory authorities;
•	accuracy of statements made and materials provided to the other party; and
•	absence of material adverse changes in financial condition since December 31, 2009.

American Community.  American Community makes additional representations and warranties to German American in the merger agreement relating to, among other things:

•	employment agreements;
•	filing of reports;
•	loans and investments;
•	employee benefit plans;
•	title to assets;
•	insurance;
•	environmental matters;
•	material contracts;
•	compliance with Americans with Disabilities Act;
•	accuracy of statements made and materials provided to the other party; and
•	absence of material adverse changes in financial condition since December 31, 2009.

Conditions to Completion of the Merger

Closing Conditions for the Benefit of German American.  German American’s obligations are subject to fulfillment of the following conditions (unless such conditions may by law be waived and German American elects to waive them):

•	truth of representations and warranties of American Community and Bank of Evansville in all material respects as of the closing date (except for such changes since the date of the merger agreement as have not had, and can not reasonably be expected to have, when considered together with all such other changes, any effect that constitutes a “material adverse effect” as defined by the merger agreement);
•	performance by American Community and Bank of Evansville in all material respects of their agreements under the merger agreement;
•	approval of the merger by American Community shareholders;
•	absence of any restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction, or any proceeding by any bank regulatory authority, governmental agency or other person seeking any of the above;

•	receipt of all necessary regulatory approvals (without burdensome conditions);
•	the registration statement of which this proxy statement/prospectus is part has been declared effective by the SEC and continues to be effective as of the effective time;
•	receipt from American Community at closing of certain items set forth in the merger agreement;
•	if any American Community shareholders have timely provided notice of their intent to exercise dissenter’s rights under Indiana law, such notices do not relate to more than 10% of the number of shares of American Community common stock outstanding on the closing date (for this purpose, shares held by Mr. Strassweg and by German American and its affiliates are excluded from the computation, but Mr. Strassweg has agreed directly with German American to vote in favor of the merger agreement at the special meeting and not to exercise dissenters rights);
•	receipt of a written tax opinion of the law firm of Ice Miller LLP;
•	termination of a certain line of credit facility extended to American Community by an unaffiliated bank; and
•	the execution and delivery to German American by the trustees of certain indentures under which long-term debt issued by American Community is outstanding, evidencing German American’s assumption of American Community’s obligations under those indentures including the related payment obligations.

Closing Conditions for the Benefit of American Community.  American Community’s obligations are subject to fulfillment of the following conditions (unless such conditions may by law be waived and American Community elects to waive them):

•	truth of representations and warranties of German American (and its subsidiary bank) in all material respects as of the closing date (except for such changes since the date of the merger agreement as have not had, and can not reasonably be expected to have, when considered together with all such other changes, any effect that constitutes a “material adverse effect” as defined by the merger agreement);
•	performance by German American (and its subsidiary bank) in all material respects of their agreements under the merger agreement;
•	approval of the merger by American Community shareholders;
•	absence of any restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction, or any proceeding by any bank regulatory authority, governmental agency or other person seeking any of the above;
•	receipt of all necessary regulatory approvals;
•	receipt from German American at closing of certain items set forth in the merger agreement;
•	the registration statement has been declared effective by the SEC and continues to be effective as of the effective time;
•	receipt of a written tax opinion of the law firm of Ice Miller LLP; and
•	the NASDAQ listing of all shares of German American issuable under the merger.

Termination

The merger agreement may be terminated by mutual consent of German American and American Community at any time prior to the filing of articles of merger with respect to the merger with the Indiana Secretary of State. Additionally, subject to conditions and circumstances described in the merger agreement, either German American or American Community may terminate the merger agreement if any of the following occur:

•	the other party has materially breached any representation or warranty contained in the merger agreement (other than those breaches that do not have and would not reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on the other party as defined by the merger agreement) which breach cannot be cured, or has not been cured within 30 days after the giving of written notice to the other party of such breach;
•	the other party has materially breached in any material respect any of the covenants or agreements contained herein, which breach cannot be cured, or has not been cured within 30 days after the giving of written notice to the other party of such breach;
•	any of the conditions to the obligations of such party are not satisfied or waived on or prior to the closing date, immediately upon delivery of written notice thereof to the other party on the closing date;
•	American Community shareholders do not adopt the merger agreement at the American Community special meeting;
•	in the event of certain adverse regulatory determinations;
•	the merger has not been closed by March 31, 2011; or
•	the other party has become part or subject to any cease and desist order imposed by any federal or state banking agency.

Termination Fee

German American may demand a $1,500,000 termination fee from American Community, if:

•	the merger agreement is terminated due to the failure of the American Community shareholders to approve the merger agreement following the submission after the date of the merger agreement by any other person or entity not a party to the merger agreement of an indication of interest to American Community or Bank of Evansville contemplating any business combination that is publicly disclosed to the shareholders of American Community prior to the special meeting to vote on the merger proposal; and
•	within twelve months following such termination, American Community or Bank of Evansville accept a proposal for a business combination with any third party.

Amendment and Waiver

Amendment.  The merger agreement may only be amended or modified by a written agreement between the parties.

Waiver.  At any time prior to the effective time of the merger, certain conditions of the merger may be waived by German American or American Community. Any agreement on the part of a party to the merger agreement to any extension or waiver will be valid only if set forth in a written instrument signed on behalf of that party. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of those rights.

Management and Operations After the Mergers

After the merger and the follow-up merger of Bank of Evansville with and into German American Bancorp, the German American board of directors will remain the same except that German American has agreed in the merger agreement to cause to be added to German American’s board of directors (and to the board of its subsidiary bank) two members of American Community’s board of directors of German American’s choosing. German American has not yet chosen which two members to add to its board of directors.

Employee Benefit Matters

Employees of the Bank of Evansville immediately prior to the merger who continue employment with German American immediately following the merger will receive credit for prior service with Bank of Evansville for purposes of eligibility and vesting (but not benefit accruals) under any employee benefit plans, programs, or arrangements maintained by German American following the merger. Such employees will generally receive credit for accrued but unused vacation and sick time earned prior to the effective time of the merger.

Expenses

All expenses incurred in connection with the merger agreement will be paid by the party incurring the expenses, except that German American has agreed to pay all fees and expenses that it incurs in connection with certain investigations of real estate matters and American Community may be required to pay a termination fee of $1,500,000 to German American in the event the merger is terminated prior to the closing date under certain circumstances described under “Termination Fee” above.

THE VOTING AGREEMENT

On October 4, 2010, in connection with the merger agreement, Jack A. Strassweg and Four S Properties LLC, a company of which Mr. Strassweg is Manager (we refer to Mr. Strassweg and Four S Properties LLC collectively as “Mr. Strassweg”) entered into a Voting Agreement dated as of October 1, 2010 with German American. The following is a summary of selected material provisions of this Voting Agreement. This summary is qualified in its entirety by reference to the Voting Agreement, which is attached to this proxy statement/prospectus as Annex D and incorporated herein by reference. The provisions of the Voting Agreement are extensive and not easily summarized. You should read the Voting Agreement in its entirety.

Pursuant to the Voting Agreement, Mr. Strassweg agreed to, among other things, vote all shares of American Community common stock that they beneficially own or exercise control and voting discretion over (i) in favor of the adoption of the merger agreement approval of the merger or such other alternative structure as may be agreed upon by German American to effect the transactions contemplated by the merger agreement; and (ii) against the consummation of any alternative proposals to acquire control of American Community or any action, proposal, agreement or transaction that would result in a breach in any respect of any covenant, representation or warranty of American Community contained in the merger agreement, which would reasonably be expected to result in any of the conditions of American Community’s obligations thereunder not being fulfilled or would impede or interfere with the merger. Mr. Strassweg also agreed to certain transfer restrictions with respect to Mr. Strassweg’s shares of American Community common stock subject to the Voting Agreement and agreed to hold such common stock free and clear of any liens (other than bank liens already in place with respect to Mr. Strassweg’s shares).

The Voting Agreement will terminate and have no further force or effect upon earlier to occur of (i) termination date of the merger agreement, and (ii) the date on which the merger agreement is terminated in accordance with its terms.

As of the American Community record date, Mr. Strassweg beneficially owned or exercised control and voting discretion over 166,083 shares of American Community common stock, representing approximately 7.7% of the American Community common stock outstanding on that date.

THE SPECIAL MEETING

This proxy statement/prospectus is being provided to the shareholders of American Community in connection with the solicitation of proxies by the American Community board of directors for use at the special meeting and at any adjournment or postponement thereof. This proxy statement/prospectus provides the shareholders of American Community with the information they need to know to be able to vote or instruct their vote to be cast at the American Community special meeting.

Date, Time and Place

The special meeting of the holders of American Community shares will be held on December 22, 2010 at 8 a.m., local time, at the Evansville Country Club, located at 3810 Stringtown Road, Evansville, Indiana 47711.

Purpose of the Special Meeting

At the special meeting, American Community shareholders will be asked to consider and vote on the following proposals:

•	to approve the merger agreement and related plan of merger and approve the merger and the other transactions contemplated thereby;
•	to adjourn the special meeting of shareholders (upon the motion of any shareholder of record entitled to vote thereon duly made and seconded) if necessary to permit further solicitation of proxies for approval of the merger agreement proposal; and
•	to conduct other business that properly comes before the American Community special meeting or any adjournment thereof.

The American Community board of directors recommends a vote “FOR” the proposal to approve the merger agreement and approve the merger and “FOR” the adjournment proposal.

Record Date

Only holders of record of American Community shares at the close of business on November 12, 2010, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any postponement or adjournments thereof. As of the American Community record date, 2,177,850 shares of American Community common stock were outstanding and entitled to vote at the meeting, held by 172 holders of record.

Each share of American Community is entitled to one vote on each matter presented to the American Community shareholders. A complete list of American Community shareholders of record entitled to vote at the special meeting will be available for examination by any American Community shareholder at American Community’s principal executive offices, for any purpose germane to the special meeting, during normal business hours for a period of five (5) days before the special meeting. The list will also be available at the place of meeting for the duration thereof.

Quorum

In order to carry on the business of the meeting, American Community must have a quorum. A quorum of American Community shareholders requires the presence, in person or represented by proxy, of at least a majority of the issued and outstanding shares entitled to vote at the meeting. Proxies properly executed and marked with a positive vote, a negative vote or an abstention, as well as broker non-votes, will be considered to be present at the special meeting for purposes of determining whether a quorum is present for the transaction of all business at the special meeting. A broker non-vote occurs when a nominee for a broker holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Required Vote to Approve the Proposals

The affirmative vote of a majority of the outstanding shares of American Community entitled to vote on the merger is required to approve the merger agreement and approve the merger. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the merger agreement.

The affirmative vote of the holders of a majority of the shares of American Community present in person or represented by proxy and entitled to vote at the special meeting is required to approve any proposal to adjourn the special meeting, including adjournments to permit further solicitation of proxies.

Treatment of Abstentions and Broker Non-Votes

Abstentions with respect to shares will be counted as shares that are present and entitled to vote for purposes of determining the number of shares that are present and entitled to vote with respect to any particular proposal, but will not be counted as votes in favor of such proposal. Because approval of the merger and the adoption of the merger agreement requires the affirmative vote of a majority of the shares of American Community issued and outstanding, if a shareholder responds to the merger proposal with an abstention, the abstention will have the same effect as a vote “AGAINST” the adoption of the merger agreement and the approval of the merger.

Similarly, broker non-votes will be counted as shares that are present but NOT entitled to vote with respect to any proposal. Since the shares represented by the broker non-votes cannot vote “FOR” the merger proposal, they will have the same effect as a vote “AGAINST” the merger proposal. If you are a beneficial owner of American Community common stock held by a broker or other nominee, you must instruct your nominee how to vote. Your nominee cannot vote your shares on your behalf without your instructions.

Attending the Special Meeting In Person

All American Community shareholders of record as of the record date for the special meeting may attend the special meeting. American Community shareholders who wish to attend the special meeting in person but who hold their shares in “street name,” meaning the name of a broker, bank or trust company, or other nominee who is the record holder, must bring proof of their ownership and identification with a photo to the special meeting. For example, you may bring an account statement showing that you beneficially owned shares of American Community as of the record date as acceptable proof of ownership. WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED. Accordingly, please promptly submit your proxy in the manner discussed below. If you do attend the special meeting and desire to vote in person, you may do so by withdrawing your proxy at that time.

How to Vote; Voting of Proxies

A shareholder may vote by proxy or in person at the meeting. American Community shareholders may vote their shares at the special meeting:

•	In Person: by attending the special meeting and voting their shares in person; or
•	By Mail: by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed post-prepaid envelope.

Every American Community shareholder’s vote is important. Accordingly, each American Community shareholder who holds shares of record directly in that shareholder’s name should sign, date and return the accompanying proxy card whether or not it plans to attend the special meeting in person.

Giving a proxy means that a shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the special meeting in the manner it directs. American Community requests that shareholders intending to submit a proxy by mail complete and sign the accompanying proxy and return it to American Community as soon as possible in the enclosed postage-paid envelope. If the accompanying proxy is returned properly executed, the shares of common stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card.

If a shareholder’s shares are held in “street name” by a bank or trust company, broker or other nominee that has provided a voting form, the shareholder should follow the instructions provided on such voting form.

It is not expected that any matter not referred to herein will be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies submitted to American Community will have discretion to vote on such matters in accordance with their best judgment. However, any shares of American Community represented by proxies that have been voted “AGAINST” the merger or AGAINST the adjournment proposal will not be used to vote “FOR” an adjournment of the special meeting to allow additional time to solicit additional proxies.

An American Community shareholder may receive more than one proxy statement/prospectus or proxy card. This duplication will occur if such shareholder’s common stock are registered in different names or its common stock are in more than one type of account maintained by Registrar and Transfer Company, American Community’s transfer agent. In order to have all its common stock voted, an American Community shareholder should sign and return all the proxy cards it receives.

Do not send any stock certificates with your proxy cards. If the merger is approved and adopted by American Community shareholders at the special meeting, and the merger is closed, the exchange agent will mail transmittal forms with instructions for the surrender of share certificates for American Community common stock as soon as practicable after completion of the merger.

Revocability of Proxies

An American Community shareholder has the power to change its vote at any time before its shares are voted at the special meeting by (i) filing with American Community’s Secretary (4424 Vogel Road, Evansville, Indiana 47715) a written notice of revocation bearing a date later than the date of such proxy, (ii) submitting a subsequent proxy relating to the same shares, or (iii) attending the special meeting and voting in person. Attendance at the special meeting without voting will not itself revoke a proxy.

However, if a shareholder holds its shares through a bank, broker or other nominee, it may revoke its instructions only by informing the nominee in accordance with any procedures established by such nominee.

Solicitation of Proxies

American Community’s board of directors is soliciting proxies to be voted at the special meeting of American Community’s shareholders. American Community will pay the costs and expenses of soliciting and obtaining proxies. Following the original mailing of this proxy statement/prospectus and other soliciting materials, American Community and its directors, officers, employees and other agents also may solicit proxies by mail, telephone, facsimile or other electronic means or in person. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of this proxy statement/prospectus and other soliciting materials, American Community will request brokers, custodians, nominees and other record holders of American Community common stock to forward copies of this proxy statement/prospectus and other soliciting materials to persons for whom they hold shares of American Community common stock and to request authority for the exercise of proxies. In these cases, American Community will, upon the request of the record holders, reimburse these holders for their reasonable expenses.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to multiple American Community shareholders who share the same address under certain circumstances, unless contrary instructions are received from shareholders. Each American Community shareholder continues to receive a separate proxy card. This procedure, referred to as “householding,” reduces the volume of duplicate information American Community shareholders receive and reduces mailing and printing expenses for American Community. American Community shareholders who hold their shares through a bank, broker or other nominee may have consented to reducing the number of copies of materials delivered to their address. In the event that a American Community shareholder wishes to request delivery of a single copy of annual reports or proxy statements or to revoke a “householding” consent previously provided to a bank, broker or other nominee, the shareholder must contact the bank, broker or other nominee, as applicable, to revoke such consent. In any event, if a shareholder wishes to receive a separate proxy statement/prospectus for the special meeting of

American Community shareholders, the shareholder may receive printed copies by contacting American Community by mail at 4424 Vogel Road, Evansville, Indiana 47715, Attention: Mike Sutton or by calling (812) 962-2265.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment may be made without notice (to the extent permitted by the Indiana Business Corporation Law), other than by an announcement made at the special meeting of the time, date and place of the adjourned meeting. Whether or not a quorum exists, holders of a majority of the combined voting power of American Community’s common stock present in person or represented by proxy at the special meeting and entitled to vote on an adjournment motion may adjourn the special meeting. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow American Community’s shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

THE AMERICAN COMMUNITY BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER, AND “FOR” APPROVAL OF THE ADJOURNMENT PROPOSAL.

AMERICAN COMMUNITY’S MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION
(INCLUDING QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK)

This section is presented in two parts:

•	The first part (which follows immediately below) discusses American Community’s management’s analysis of the major components of American Community’s operations for the years 2009 and 2008 and its financial condition as of December 31, 2009 and 2008. This information should be read in conjunction with the accompanying consolidated financial statements and notes contained on pages F-1 through F-29 of this proxy statement/prospectus.
•	The second part (which follows the first part) discusses American Community’s management’s analysis of the consolidated financial condition of American Community as of September 30, 2010 and December 31, 2009 and the consolidated results of operations for the nine months ended September 30, 2010 and 2009. This discussion should be read in conjunction with the accompanying consolidated financial statements and notes contained on pages F-30 through F-41 of this proxy statement/prospectus.

As of and for the Years Ended December 31, 2008 and 2009

INTRODUCTION

American Community Bancorp, Inc. (Company) is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Bank of Evansville (Bank) and the Bank’s wholly owned subsidiary, Banc Realty, LLC (Realty). The Bank provides a full range of banking services to individual and corporate customers in Vanderburgh County, Indiana, including Evansville and the surrounding areas in Southwestern Indiana. The Bank is subject to competition from other financial institutions and non-financial institutions providing financial products and services. The Bank is subject to regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory agencies, including the Indiana Department of Financial Institutions and the Federal Reserve, the Bank’s primary regulator.

Throughout this Management’s Discussion and Analysis, as elsewhere in this report, when we use the term “Company”, we will usually be referring to the business and affairs (financial and otherwise) of the Company and its subsidiaries and affiliates as a whole. Occasionally, we will refer to the term “parent company” or “holding company” when we mean to refer to only American Community Bancorp, Inc. The information in this Management’s Discussion and Analysis is presented as an analysis of the major components of the Company’s operations for the years 2008 and 2009 and its financial condition as of December 31, 2009 and 2008. This information should be read in conjunction with the accompanying consolidated financial statements and notes contained on pages F-1 through F-29 of this proxy statement/prospectus.

Earnings per share information for 2009 and 2008 has been restated for the 2010 5% stock dividend.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial condition and results of operations for the Company presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements and selected financial data appearing elsewhere within this proxy statement/prospectus, are, to a large degree, dependent upon the Company’s accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change. The critical accounting policies and estimates that the Company has determined to be the most susceptible to change in the near term relate to the determination of the allowance for loan losses and the valuation of securities available for sale.

Allowance for Loan Losses

The Company maintains an allowance for loan losses to cover probable incurred credit losses at the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. A provision for loan losses is charged to operations based on management’s periodic evaluation of the necessary allowance balance. Evaluations are conducted at least quarterly and more often if deemed necessary. The ultimate recovery of all loans is susceptible to future market factors beyond the Company’s control.

The Company has an established process to determine the adequacy of the allowance for loan losses. The determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on other classified loans and pools of homogeneous loans and consideration of past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors, all of which may be susceptible to significant change. The allowance consists of two components of allocations, specific and general. These two components represent the total allowance for loan losses deemed adequate to cover losses inherent in the loan portfolio.

Commercial and agricultural loans are subject to a standardized grading process administered by an internal loan review function. The need for specific reserves is considered for credits when graded substandard or special mention, or when: (a) the customer’s cash flow or net worth appears insufficient to repay the loan, (b) the loan has been criticized in a regulatory examination, (c) the loan is on non-accrual or (d) other reasons where the ultimate collectibility of the loan is in question, or the loan characteristics require special monitoring. Specific allowances are established in cases where management has identified significant conditions or circumstances related to an individual credit that we believe indicates the loan is impaired. Specific allocations on impaired loans are determined by comparing the loan balance to the present value of expected cash flows or expected collateral proceeds. Allocations are also applied to categories of loans not considered individually impaired but for which the rate of loss is expected to be greater than historical averages, including those graded substandard or special mention and non-performing consumer or residential real estate loans. Such allocations are based on past loss experience and information about specific borrower situations and estimated collateral values.

General allocations are made for other pools of loans, including non-classified loans, homogeneous portfolios of consumer and residential real estate loans and loans within certain industry categories believed to present a unique risk of loss. General allocations of the allowance are primarily made based on a three-year historical average for loan losses for these portfolios, judgmentally adjusted for economic factors and portfolio trends.

Due to the imprecise nature of estimating the allowance for loan losses, the Company’s allowance for loan losses includes an unallocated component. The unallocated component of the allowance for loan losses incorporates the Company’s judgmental determination of inherent losses that may not be fully reflected in other allocations, including factors such as economic uncertainties, lending staff quality, industry trends impacting specific portfolio segments and broad portfolio quality trends. Therefore, the ratio of allocated to unallocated components within the total allowance may fluctuate from period to period.

Securities Valuation

Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Company obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. Additionally, all securities are required to be written down to fair value when a decline in fair value is other than temporary; therefore, future changes in the fair value of securities could have a significant impact on the Company’s operating results. In determining whether a market value decline is other-than-temporary, management considers the reason for the decline, the extent of the decline and the duration of the decline. As of December 31, 2009, gross unrealized losses on the securities available-for-sale portfolio totaled approximately $48,000.

RESULTS OF OPERATIONS

Net Income

Net income declined $93,000 or 8% to $1,204,000 or $0.57 per share in 2009 compared to $1,297,000 or $0.63 per share in 2008. The decline in earnings during 2009 compared with 2008 was the result of several factors including, but not limited to, the following:

•	An increase in net interest income of $55,000.
•	Provision for loan losses of $1,215,000 in 2009 compared to $1,712,000 in 2008.
•	A $74,000 increase in service charges on deposit accounts.
•	A $235,000 increase in gains on the sale of loans due to higher refinancing activity.
•	A pre-tax gain in 2008 of $675,000 on the sale of the Company’s merchant processing line of business.
•	Increases in salaries and benefits expense of $143,000 in 2009.
•	Higher deposit insurance premiums.

Net Interest Income

Net interest income is the Company’s single largest source of earnings and represents the difference between interest and fees realized on earning assets, less interest paid on deposits and borrowed funds. Several factors contribute to the determination of net interest income and net interest margin, including the volume and mix of earning assets, interest rates and income taxes. Many factors affecting net interest income are subject to control by management policies and actions. Factors beyond the control of management include the general level of credit and deposit demand, Federal Reserve Board monetary policy and changes in tax laws.

Net interest income increased $55,000 or 1% for the year ended December 31, 2009 compared with the year ended 2008. Average earning assets increased by approximately $0.9 million or 0.34% during 2009 compared with 2008. During 2009, average loans outstanding totaled $256.3 million, an increase of $1.2 million or 0.47%, compared to $255.1 million in average loans outstanding during 2008. The increase in net interest income was primarily attributable to relatively flat average balances of loans and deposits and a flat net interest margin. The net interest margin was impacted positively by the repricing of certificates of deposit during 2009 to lower rates. The Company had strategically kept terms on certificates of deposit short in duration as a result of the Company’s interest rate risk profile. Offsetting the benefit received from lower interest expense on certificates of deposit were lower yields on the Company’s loan portfolio. Many of the Company’s variable rate loans are tied to the “Wall Street Journal Prime Rate” which decreased 175 basis points in the fourth quarter of 2008. The reduction in this index significantly reduced the interest income earned on variable rate loans. Beginning in the fourth quarter of 2008 and through 2009, the Company implemented interest rate floors on several variable rate commercial loans, preventing further decrease in yields. The yield on earning assets totaled 5.02% during 2009 compared to 5.89% in 2008 while the cost of funds (expressed as a percentage of average earning assets) totaled 2.09% during 2009 compared to 3.04% in 2008.

The following table summarizes net interest income for each of the past two years.

	Twelve Months Ended December 31, 2009			Twelve Months Ended December 31, 2008
	Average Principal Balance	Income/ Expense	Yield/ Rate	Average Principal Balance	Income/ Expense	Yield/ Rate
Assets
Interest-bearing Deposits	$5,373	$49	0.91%	$52	$1	1.92%
Federal Funds Sold	2,084	1	0.05%	8,169	199	2.45%
Investment Securities	12,506	407	3.25%	11,990	485	4.05%
Loans(1)	256,303	13,406	5.23%	255,114	15,525	6.09%
Total Interest Earning Assets	276,266	13,863	5.02%	275,325	16,210	5.89%
Allowance for Loan Losses	(4,524)			(3,457)
Cash and Due from Banks	8,212			4,492
Other Assets	11,120			10,906
Total Assets	$291,074			$287,266
Liabilities and Shareholders’ Equity
Interest-bearing Checking	$62,046	1,152	1.86%	$53,677	1,077	2.01%
Savings	2,393	10	0.42%	1,542	7	0.45%
Money Market	61,716	1,097	1.78%	44,323	982	2.22%
Certificates of Deposit	94,502	2,250	2.38%	126,486	4,663	3.69%
Federal Funds Purchased	361	3	0.83%	414	12	2.90%
Long-term Debt	8,000	238	2.98%	8,000	439	5.49%
FHLB Advances	10,000	248	2.48%	8,683	220	2.53%
Total Interest-bearing Liabilities	239,018	4,998	2.09%	243,125	7,400	3.04%
Non-interest-bearing Checking	28,701			22,156
Other Liabilities	1,134			1,173
Total Liabilities	268,853			266,454
Shareholders’ Equity	22,221			20,812
Total Liabilities and Shareholders’ Equity	$291,074			$287,266
Cost of Funds		1.81%			2.69%
Net Interest Income		$8,865			$8,810
Net Interest Margin			3.21%			3.20%

(1)	Non-accruing loans have been included in average loans. Interest income on loans includes loan fees of $369 and $451 for 2009 and 2008, respectively.

The following table sets forth, for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates:

	2009 vs. 2008
		Attributed to
Net Interest Income — Rate/Volume Analysis (dollars in thousands)	Total Change	Volume	Rate
Interest-bearing Deposits	$47	$49	$(2)
Federal Funds Sold	(199)	(86)	(113)
Securities – taxable	(78)	20	(98)
Loans(2)	(2,118)	72	(2,190)
Total Interest-Earning Assets	(2,348)	55	(2,403)
Interest-bearing Checking	74	159	(85)
Savings	3	4	(1)
Money Market	115	334	(219)
Certificates of Deposit	(2,412)	(1,005)	(1,407)
Federal Funds Purchased	(10)	(2)	(8)
Long-term Debt	(201)	—	(201)
FHLB Advances	28	33	(5)
Total Interest-bearing Liabilities	(2,403)	(477)	(1,926)
Net Interest Income	$55	$532	$(477)

(1)	The variance not solely related to rate or volume is allocated proportionately to the calculated rate and volume variances.
(2)	Included fees on loans of $369 in 2009 and $451 in 2008.

PROVISION FOR LOAN LOSSES

The Company provides for loan losses through regular provisions to the allowance for loan losses. The provision is affected by net charge-offs on loans and changes in specific and general allocations required on the allowance for loan losses. Provisions for loan losses totaled $1,215,000 in 2009 and $1,712,000 in 2008.

The level of provision for loan losses declined by $497,000 or 41% during 2009 compared with 2008. The decline in provision during 2009 compared with 2008 was largely the result of significant increase in classified assets during 2008, which required additional provision expense when analyzed within the Company’s methodology for computing the allowance for loan loss. During 2009, the provision for loan losses totaled 0.47% of average outstanding loans while net charge-offs represented 0.41% of average loans outstanding. As a result, the Company’s allowance for loan losses increased to 1.74% of total loans at year-end 2009 compared with 1.65% at year-end 2008.

Provisions for loan losses in all periods were made at a level deemed necessary by management to absorb estimated, probable incurred losses in the loan portfolio. A detailed evaluation of the adequacy of the allowance for loan losses is completed quarterly by management, the results of which are used to determine provisions for loan losses. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other qualitative factors. Refer also to the sections entitled CRITICAL ACCOUNTING POLICIES AND ESTIMATES and “RISK MANAGEMENT — Lending and Loan Administration” for further discussion of the provision and allowance for loan losses.

Non-interest Income

During 2009, non-interest income decreased $838,000 or 41% compared with 2008.

	Years Ended December 31,		% Change From Prior Year
Non-interest Income (dollars in thousands)	2009	2008
Service Charges on Deposit Accounts	$346	$272	27%
Gain on Sale of Loans	534	299	79
Gain on Sale of Other Assets	—	675	(100)
Loss on Sale of Other Real Estate	(5)	(44)	(89)
Gain on Sale of Investment Securities	115	—	n/m (1)
Merchant Processing Fees	—	599	(100)
Other	224	251	(11)
Total Non-interest Income	$1,214	$2,052	(41)%

(1)	n/m — not meaningful

Service charges on deposit accounts totaled $346,000 during the year ended December 31, 2009, representing an increase of $74,000 or 27% from 2008. The increase was largely attributable to changes in our fee structure for corporate cash management clients and increased NSF income of $53,000 resulting from increase in volume of NSF items and a reduced level of refunded and waived fees.

During the year ended December 31, 2009, the net gain on sale of loans totaled $534,000, an increase of $235,000 or 79% over the gain of $299,000 recognized during 2008. The increase was largely attributable to increased originations, resulting from refinancing activity due to historically low interest rates for residential mortgage loans. Loan sales for 2009 and 2008 totaled $47.1 million and $24.8 million, respectively.

The Company recognized a net gain on securities of $115,000 for the year ended December 31, 2009. No securities were sold in 2008.

During the first nine months of 2008, the Company had $599,000 in revenues and $532,000 in expenses from its merchant processing line of business. On September 30, 2008, the Company sold its merchant processing line of business for a pre-tax gain of $675,000. Since the sale occurred in 2008, there were $0 merchant processing revenues or expenses in 2009.

Non-Interest Expense

During the year ended December 31, 2009, non-interest expense totaled $6,872,000, a decrease of $58,000 or 0.82% from the year ended 2008.

	Years Ended December 31,		% Change From Prior Year
Non-interest Expense (dollars in thousands)	2009	2008
Salaries and Benefits	$3,615	$3,472	4%
Occupancy and Equipment, net	681	625	9
Marketing	75	83	(10)
Data Processing	453	427	6
Supplies, Postage and Printing	70	79	(11)
Legal and Professional	513	469	9
Merchant Processing Expense	—	532	(100)
Deposit Insurance Premiums	683	261	162
Other	782	982	(120)
Total Non-interest Expense	$6,872	$6,930	(1)%

Salaries and employee benefits totaled $3,615,000 during the year ended December 31, 2009 representing an increase of $143,000 or 4% from the year ended December 31, 2008. The increase was attributable to the addition of one full-time employee at the beginning of 2009, annual merit increases for Company employees, a reduction in incentive compensation of $91,000, a $57,000 increase in mortgage originator commissions, and increases in health insurance benefit costs provided to employees of $34,000.

Occupancy, furniture and equipment expense totaled $681,000 during the year ended December 31, 2009 representing an increase of $56,000 or 9% from the year ended 2008. The increase was attributable to a real estate tax refund received in 2008 for tax years 2007 and 2006.

Merchant processing expense decreased $532,000 or 100% for reasons discussed above in non-interest income.

The Company’s deposit insurance assessments totaled $683,000 representing an increase of 162% during the year ended December 31, 2009 compared with 2008. This increase primarily resulted from an industry-wide increase in quarterly assessments as the FDIC began to recapitalize the deposit insurance fund, in addition to an industry-wide special assessment in the second quarter of 2009 of approximately $133,000 which represented five basis points of the Company’s subsidiary bank’s total assets less Tier 1 Capital.

Other operating expenses totaled $782,000 during 2009, a decrease of $170,000 or 18% from 2008. The decrease was largely attributable to a reduction in loan workout related expenses during 2009.

PROVISION FOR INCOME TAXES

The Company records a provision for current income taxes payable, along with a provision for deferred taxes payable in the future. Deferred taxes arise from temporary differences, which are items recorded for financial statement purposes in a different period than for income tax returns. The Company’s effective tax rate was 39.6% and 41.6% in 2009 and 2008. The effective tax rate in each defined period is equal to or greater than the blended statutory rate of 39.6%. The higher effective rate in all periods primarily resulted from expenses recorded that were not deductible for income tax purposes related to the vesting of incentive stock options and business development. See Note 8 to the Company’s consolidated financial statements for additional details relative to the Company’s income tax provision.

CAPITAL RESOURCES

The Company and its affiliate bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. The prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. The Company and its affiliate bank at year-end 2009 were categorized as well-capitalized as that term is defined by applicable regulations. See Note 11 to the Company’s consolidated financial statements for actual and required capital ratios and for additional information regarding capital adequacy.

Shareholders’ equity totaled $22.7 million and $21.4 million at December 31, 2009 and 2008, respectively. Total equity represented 7.5% and 7.3%, respectively, of year-end 2009 and 2008 total assets. The Company paid 5% stock dividends in 2009 and 2008, respectively. The increase in shareholders’ equity during 2009 compared with 2008 was primarily the result of increased retained earnings and additional paid-in capital of $1,403,000.

USES OF FUNDS

Loans

Total loans at year-end 2009 decreased $4.3 million or 2% compared with year-end 2008. Residential real estate loans decreased $7.2 million or 19% and commercial loans decreased $7.1 million or 10% during 2009 while commercial real estate loans increased $8.7 million during 2009. The decline in the residential real estate and commercial loan portfolio was the result of borrowers electing to refinance residential mortgage loans to take advantage of low interest rates. The Company sold the majority of its residential mortgage loan originations. The increase in the commercial real estate portfolio was the result of new loans with existing clients and two large participation loans purchased.

The composition of the loan portfolio has remained relatively stable over the past several years including 2009. The portfolio is most heavily concentrated in loans to lessors of residential and commercial properties at 28% of the portfolio. While this is the largest component of total portfolio, the Company has only limited exposure in construction and development lending with this segment representing approximately 7% of the total loan portfolio. In addition, the Company’s exposure to non-owner occupied commercial real estate is limited to 18% of the total loan portfolio at year-end 2009. The Company’s commercial lending is extended to various industries including hotel, manufacturing, health care and wholesale and retail services.

	December 31,
Loan Portfolio (dollars in thousands)	2009	2008	2007	2006	2005
Residential Real Estate	$29,806	$36,999	$31,538	$21,238	$13,380
Commercial	67,081	74,154	64,493	63,898	57,695
Commercial Real Estate	145,858	137,176	128,730	111,932	91,055
Consumer	1,261	1,580	1,543	1,477	1,137
Home Equity	15,145	13,577	13,119	14,212	15,208
Other	25	20	31	23	119
Total Loans	259,176	263,506	239,454	212,780	178,594
Less: Net Deferred Loan Fees, Premiums and Discounts	(34)	(51)	(62)	(68)	(125)
Subtotal	259,142	263,455	239,392	212,712	178,469
Less: Allowance for Loan Losses	(4,516)	(4,351)	(3,117)	(3,064)	(2,721)
Loans, net	$254,626	$259,104	$236,275	$209,648	$175,748
Ratio of Loans to Total Loans
Residential Real Estate	12%	14%	13%	10%	7%
Commercial	26%	28%	27%	30%	32%
Commercial Real Estate	56%	52%	54%	53%	51%
Consumer	0%	1%	1%	1%	1%
Home Equity	6%	5%	5%	6%	9%
Other	0%	0%	0%	0%	0%
Total Loans	100%	100%	100%	100%	100%

The Company’s policy is generally to extend credit to consumer and commercial borrowers in its primary geographic market area in Southern Indiana. Commercial extensions of credit outside this market area are generally concentrated in real estate loans to borrowers that live or work within the Company’s market area and are granted on a selective basis.

The following table indicates the amounts of loans (excluding residential mortgages on 1 – 4 family residences, consumer loans and home equity loans) outstanding as of December 31, 2009, which, based on remaining scheduled repayments of principal, are due in the periods indicated (dollars in thousands).

	Within One Year	One to Five Years	After Five Years	Total
Commercial Loans	$79,810	$118,230	$14,899	$212,939

	Interest Sensitivity
	Fixed Rate	Variable Rate
Loans Maturing After One year	$76,182	$56,947

INVESTMENTS

The investment portfolio is a principal source for funding the Company’s loan growth and other liquidity needs of its subsidiaries. The Company’s securities portfolio consists of uncollateralized federal agency securities, municipal obligations of state and political subdivisions and mortgage-backed securities issued by U.S. government agencies. The composition of the year-end balances in the investment portfolio is presented in Note 3 to the Company’s consolidated financial statements and in the table below:

	December 31,
Investment Portfolio, at Amortized Cost (dollars in thousands)	2009	%	2008	%
U.S. Government Agencies	9,945	74%	8,002	65%
Mortgage-Backed Securities – GSE Residential	947	7%	4,382	35%
Municipal Bonds	1,507	12%	—	0%
Other Debt Securities	999	7%	—	0%
Total Securities Portfolio	$13,398	100%	$12,384	100%

The increase in the portfolio during 2009 was largely due to an increase in core deposit balances coupled with a decrease in loan balances.

The largest concentration in the investment portfolio continues to be U.S. government agency securities representing 74% of the total securities portfolio at December 31, 2009. The Company’s level of obligations of mortgage-backed securities — GSE residential decreased to $0.9 million or 7% of the portfolio at December 31, 2009. This decline is attributable to sales of mortgage-backed securities in 2009.

	December 31,
Investment Portfolio, at Carrying Value (dollars in thousands)	2009	2008
Securities Available-for-Sale
U.S. Government Agencies	$9,956	$8,083
Mortgage-backed Securities – GSE Residential	969	4,458
Municipal Bonds	1,502	—
Other Debt Securities	1,021	—
Total Securities	$13,448	$12,541

The Company’s $13.4 million available-for-sale portion of the investment portfolio provides an additional funding source for the liquidity needs of the Company’s subsidiaries and for asset/liability management requirements. Although management has the ability to sell these securities if the need arises, their designation as available-for-sale should not necessarily be interpreted as an indication that management anticipates such sales.

The amortized cost of debt securities at December 31, 2009 are shown in the following table by expected maturity. Mortgage-backed securities are based on estimated average lives. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations.

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government Agencies	$499	4.13%	$7,947	1.87%	$1,499	2.68%	$—	N/A
Municipal Bonds	—	N/A	—	N/A	1,307	4.70%	200	5.79%
Mortgage-backed Securities – GSE Residential	175	3.85%	772	3.92%	—	N/A	—	N/A
Other Debt Securities	—	N/A	999	2.63%	—	N/A	—	N/A
Total Securities	$674	4.06%	$9,718	2.11%	$2,806	3.62%	$200	5.79%

A tax-equivalent adjustment using a tax rate of 34% was used in the above table.

In addition to the other uses of funds discussed previously, the Company had certain long-term contractual obligations as of December 31, 2009. These contractual obligations primarily consisted of borrowings with the FHLB, subordinated debentures and time deposits. Scheduled principal payments on borrowings and time deposits are outlined in the table below.

	Payments Due By Period
Contractual Obligations (dollars in thousands)	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Borrowings	$18,248	$—	$5,000	$5,000	$8,248
Time Deposits	77,349	65,787	11,547	15	—
	$95,597	$65,787	$16,547	$5,015	$8,248

SOURCES OF FUNDS

The Company’s primary source of funding is its base of core customer deposits. Core deposits consist of demand deposits, savings, interest-bearing checking, money market accounts and certificates of deposit of less than $100,000. Other sources of funds are certificates of deposit of $100,000 or more, brokered deposits and overnight borrowings from other financial institutions. The membership of the Company’s affiliate bank in the Federal Home Loan Bank System (FHLB) provides a significant additional source for both long and short-term collateralized borrowings. In addition, the Company, as a separate and distinct corporation from its bank and other subsidiaries, also has the ability to borrow funds from other financial institutions and to raise debt or equity capital from the capital markets and other sources. The following pages contain a discussion of changes in these areas.

The table below illustrates changes between years in the average balances of all funding sources:

	December 31,
Funding Sources — Average Balances (dollars in thousands)	2009	2008	% Change
Demand Deposits
Non-interest-bearing	$28,701	$22,156	30%
Interest-bearing	62,046	53,677	16%
Savings Deposits	2,393	1,542	55%
Money Market Accounts	61,716	44,323	39%
Other Time Deposits	30,828	38,876	(21)%
Total Core Deposits	185,684	160,574	16%
Certificates of Deposits of $100,000 or more and Brokered Deposits	63,674	87,610	(27)%
FHLB Advances and Other Borrowings	18,361	17,097	7%
Total Funding Sources	$267,719	$265,281	1%

Maturities of certificates of deposits of $100,000 or more are summarized as follows:

(dollars in thousands)	3 Months Or Less	3 thru 6 Months	6 thru 12 Months	Over 12 Months	Total
December 31, 2009	$10,732	$7,446	$9,343	$7,627	$35,148

CORE DEPOSITS

The Company’s overall level of average core deposits increased approximately 16% during 2009. The Company’s ability to attract core deposits continues to be influenced by competition and the interest rate environment, as well as the increased availability of alternative investment products. Core deposits continue to represent a stable and viable funding source for the Company’s operations. Core deposits represented 69% of average total funding sources during 2009 compared with 61% during 2008.

Demand, savings and money market deposits have provided a growing source of funding for the Company in each of the periods reported. Average demand, savings and money market deposits increased 27% during 2009. Average demand, savings and money market deposits totaled $154.9 million or 83% of core deposits (58% of total funding sources) in 2009 compared with $121.7 million or 76% of core deposits (46% of total funding sources) in 2008. Other time deposits consist of certificates of deposits in denominations of less than $100,000. These deposits decreased by 21% during 2009 following an increase of 22% in 2008. Other time deposits comprised 17% of core deposits in 2009 and 24% in 2008.

OTHER FUNDING SOURCES

FHLB advances and other borrowings represent the Company’s most significant source of other funding. Average borrowed funds increased $1.3 million or 8% during 2009 following an increase of $8.6 million or 108% in 2008. Borrowings comprised approximately 7% of average total funding sources in 2009 and 6% in 2008.

Certificates of deposits in denominations of $100,000 or more and brokered deposits are an additional source of other funding of the Company’s bank subsidiary. Large denomination certificates and brokered deposits decreased $23.9 million or 27% during 2009 following an increase of $33.0 million or 27% during 2008. Large certificates and brokered deposits comprised approximately 24% of average total funding sources in 2009 and 33% in 2008. This type of funding is used as both long-term and short-term funding sources.

The bank subsidiary of the Company also utilizes short-term funding sources from time to time. These sources consist of overnight federal funds purchased from other financial institutions. These borrowings represent an important source of short-term liquidity for the Company’s bank subsidiary. Debt at the Company’s bank subsidiary is in the form of FHLB advances, which are secured by the pledge of residential and housing-related mortgage loans and certain other commercial real estate loans. See Note 6 to the Company’s consolidated financial statements for further information regarding borrowed funds.

PARENT COMPANY FUNDING SOURCES

The parent company is a corporation separate and distinct from its bank and other subsidiary. For information regarding the financial condition, result of operations and cash flows of the Company, presented on a parent-company-only basis, (see Note 18 to the Company’s consolidated financial statements). The Company uses funds at the parent company level to make interest payments on its junior subordinated indentures and for other general corporate purposes. The parent company does not have access at the parent-company level to the deposits and certain other sources of funds that are available to its bank subsidiary to support its operations. Instead, the parent company has historically derived most of its revenues from dividends and tax payments paid to the parent company by its bank subsidiary. The Company’s banking subsidiary is subject to statutory restrictions on its ability to pay dividends to the parent company.

At year-end 2009, the Company had borrowing obligations in the form of junior subordinated debentures of $8 million. The Company guarantees payment of distributions on the junior subordinated debentures issued by ACB Capital Trust I and ACB Capital Trust II. These securities qualify as Tier I capital (with certain limitations) for regulatory purposes.

In July 2009, the Company established a line of credit in the amount of $5,000,000 with another financial institution. There were no borrowings under this line at December 31, 2009, or at any time during the year.

See Note 6 to the Company’s consolidated financial statements for further information regarding the parent company borrowed funds.

RISK MANAGEMENT

The Company is exposed to various types of business risk on an on-going basis. These risks include credit risk, liquidity risk and interest rate risk. Various procedures are employed at the Company’s affiliate bank to monitor and mitigate risk in the loan and investment portfolios, as well as risks associated with changes in interest rates. Following is a discussion of the Company’s philosophies and procedures to address these risks.

LENDING AND LOAN ADMINISTRATION

Primary responsibility and accountability for day-to-day lending activities rests with the Company’s subsidiary bank. Loan personnel at the subsidiary bank have the authority to extend credit under guidelines approved by the Bank’s board of directors. The Directors Loan Committee serves as a vehicle for communication and for the pooling of knowledge, judgment and experience of its members. The committee provides valuable input to lending personnel and acts as an approval body for loans over a certain dollar threshold or risk grade. The Risk Committee monitors the overall quality of the Bank’s loan portfolio. The Company also maintains a comprehensive risk-grading and loan review program, which includes quarterly reviews of problem loans, delinquencies and charge-offs. The purpose of this program is to evaluate loan administration, credit quality, loan documentation and the adequacy of the allowance for loan losses.

The Company maintains an allowance for loan losses to cover probable, incurred credit losses identified during its loan review process and the normal course of business. Management estimates the required level of allowance for loan losses using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance for loan losses is comprised of: (a) specific reserves on individual credits, (b) general reserves for certain loan categories and industries, and overall historical loss experience, current economic conditions, and other factors that influence the level of estimated probable losses. The need for specific reserves are considered for credits when: (a) the customer’s cash flow or net worth appears insufficient to repay the loan, (b) the loan has been criticized in a regulatory examination, (c) the loan is on non-accrual or (d) other reasons where the ultimate collectibility of the loan is in question, or the loan characteristics require special monitoring.

	Years Ended December 31,
Allowance for Loan Losses (dollars in thousands)	2009	2008
Balance of Allowance for Possible
Losses at Beginning of Period	$4,351	$3,117
Loans Charged-off
Commercial and Industrial Loans	579	241
Commercial Real Estate Loans	—	235
Consumer Loans	4	—
Residential Mortgage Loans	625	33
Total Loans Charged-off	1,208	509
Recoveries of Previously Charged-off Loans
Commercial and Industrial Loans	114	29
Commercial Real Estate Loans	1	—
Consumer Loans	1	—
Residential Mortgage Loans	42	2
Total Recoveries	158	31
Net Loans Recovered (Charged-off)	(1,050)	(478)
Additions to Allowance Charged to Expense	1,215	1,712
Balance at End of Period	$4,516	$4,351
Net Charge-offs to Average Loans Outstanding	0.41%	0.19%
Provision for Loan Losses to Average Loans Outstanding	0.47%	0.67%
Allowance for Loan Losses to Total Loans at Year-end	1.74%	1.65%

The following table indicates the breakdown of the allowance for loan losses for the period indicated (dollars in thousands):

Commercial and Industrial Loans	$1,072	$1,724
Commercial Real Estate Loans	2,770	2,205
Unsecured	500	169
Consumer Loans	81	56
Residential Mortgage Loans	93	197
Total Allowance for Loan Losses	$4,516	$4,351

The allowance for loan losses at year-end 2009 increased to $4.5 million or 1.74% of total loans compared to $4.4 million or 1.65% of total loans at year-end 2008. The allowance for loan loss at year-end 2009 represented 52% of non-performing loans compared to 82% at year-end 2008. Net charge-offs totaled $1.1 million or 0.41% of average loans during 2009. This compares to net charge-offs of $0.5 million or 0.19% of average loans outstanding during 2008. Please see “RESULTS OF OPERATIONS — Provision for Loan Losses” and “CRITICAL ACCOUNTING POLICIES AND ESTIMATES — Allowance for Loan Losses” for additional information regarding the allowance.

The change in the allowance for loan losses during 2009 was attributable to the following factors:

•	The Company proactively downgraded several loans in 2008 within its internal risk rating system and allocated significant amounts for these loans in the Company’s allowance for loan loss calculation at December 31, 2008. The provision for loan loss for 2008 was 3.6 times net charge-offs for the same period.
•	An increased level of commercial watch list, adversely classified and impaired loans.
•	Loans downgraded in 2009 had lower allocations in the allowance for loan losses due to lower discounted collateral deficiencies. The provision for loan loss for 2009 was 1.2 times net charge-offs for the same period.
•	$2.6 million of the $8.7 million in non-performing loans at December 31, 2009, represent troubled debt restructurings which had no specific reserve allocated within the allowance for loan loss calculation. The recorded values of these loans were supported by the cash flow or collateral of the borrowers.

NON-PERFORMING ASSETS

Non-performing assets consist of: (a) non-accrual loans, (b) loans which have been renegotiated to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower, (c) loans past due 90 days or more as to principal or interest, and (d) other real estate owned. Loans are placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower’s ability to repay becomes doubtful. Uncollected accrued interest is reversed against income at the time a loan is placed on non-accrual. Loans are typically charged-off if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection. The following table presents an analysis of the Company’s non-performing assets.

	Years Ended December 31,
Non-performing Assets (dollars in thousands)	2009	2008	2007	2006	2005
Non-accrual Loans	$6,096	$5,328	$1,969	$21	$182
Past Due Loans (90 days or more)	8	—	273	—	—
Restructured Loans	2,565	—	—	—	—
Total Non-performing Loans	8,669	5,328	2,242	21	182
Other Real Estate	983	269	—	—	—
Total Non-performing Assets	$9,652	$5,597	$2,242	$21	$182
Non-performing Loans to Total Loans	3.35%	2.02%	0.94%	0.01%	0.10%
Allowance for Loan Losses to Non-performing Loans	52.09%	81.66%	139.03%	14590.48%	1495.05%

The Company’s level of overall non-performing assets increased by approximately $4.1 million and non-performing loans increased by approximately $3.4 million during 2009 compared with year-end 2008. This level of non-performing loans represents 3.35% of total loans outstanding at December 31, 2009, an increase from 2.02% as of year-end 2008. Loan impairment is reported when full repayment under the terms of the loan is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. All loans are evaluated individually for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The total dollar amount of impaired loans at December 31, 2009 was $8.7 million. For additional detail on impaired loans, see Note 4 to the Company’s consolidated financial statements.

Interest income recognized on non-performing loans for 2009 was $214,000. The gross interest income that would have been recognized in 2009 on non-performing loans if the loans had been current in accordance with their original terms was $409,000. Loans are typically placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more, unless the loan is well secured and in the process of collection.

LIQUIDITY AND INTEREST RATE RISK MANAGEMENT

Liquidity is a measure of the ability of the Company’s subsidiary bank to fund new loan demand, existing loan commitments and deposit withdrawals. The purpose of liquidity management is to match sources of funds with anticipated customer borrowings and withdrawals and other obligations to ensure a dependable funding base, without unduly penalizing earnings. Failure to properly manage liquidity requirements can result in the need to satisfy customer withdrawals and other obligations on less than desirable terms. The liquidity of the parent company is dependent upon the receipt of dividends from its bank subsidiary, which are subject to certain regulatory limitations explained in Note 8 to the Company’s consolidated financial statements, as enhanced by its ability to draw upon term financing arrangements and a line of credit established by the parent company with a correspondent bank lender as described under “SOURCES OF FUNDS — Parent Company Funding Sources”, above. The subsidiary bank’s source of funding is predominately core deposits, time deposits in excess of $100,000 and brokered certificates of deposit, maturities of securities, repayments of loan principal and interest, federal funds purchased and borrowings from the FHLB.

Interest rate risk is the exposure of the Company’s financial condition to adverse changes in market interest rates. In an effort to estimate the impact of sustained interest rate movements to the Company’s earnings, the Company monitors interest rate risk through computer-assisted simulation modeling of its net interest income. The Company’s simulation modeling monitors the potential impact to net interest income under various interest rate scenarios. The Company’s objective is to actively manage its asset/liability position within a one-year interval and to limit the risk in any of the interest rate scenarios to a reasonable level of tax-equivalent net interest income within that interval. The Company’s Risk Committee monitors compliance within established guidelines of the Interest Rate Risk Policy, (see Quantitative and Qualitative Disclosures About Market Risk section for further discussion regarding interest rate risk).

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements consist of a line of credit with another financial institution disclosed in Note 6 and letters of credit and commitments to extend credit as disclosed in Note 14 of the Company’s consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s exposure to market risk is reviewed on a regular basis by the Risk Committee and Board of Directors. Primary market risks, which impact the Company’s operations, are liquidity risk and interest rate risk, as discussed above.

As discussed previously, the Company monitors interest rate risk by the use of computer simulation modeling to estimate the potential impact on its net interest income under various interest rate scenarios. Another method by which the Company’s interest rate risk position can be estimated is by computing estimated changes in its net portfolio value (NPV). This method estimates interest rate risk exposure from movements in interest rates by using interest rate sensitivity analysis to determine the change in the NPV of discounted cash flows from assets and liabilities. NPV represents the market value of portfolio equity and is equal to the estimated market value of assets minus the estimated market value of liabilities. Computations are based on a number of assumptions, including the relative levels of market interest rates and prepayments in mortgage loans and certain types of investments. These computations do not contemplate any actions management may undertake in response to changes in interest rates and should not be relied upon as indicative of actual results. In addition, certain shortcomings are inherent in the method of computing NPV. Should interest rates remain or decrease below current levels, the proportion of adjustable rate loans could decrease in future periods due to refinancing activity. In the event of an interest rate change, prepayment levels would likely be different from those assumed in the table. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

The following table provides an assessment of the risk to NPV in the event of sudden and sustained 1% and 2% increases and decreases in prevailing interest rates. The table indicates that as of December 31, 2009, the Company’s estimated NPV might be expected to decrease under both an increase or decrease of 2% in prevailing interest rates (dollars in thousands).

	Net Portfolio Value		Net Portfolio Value as a % of Present Value of Assets
Changes in Rates	Amount	% Change	NPV Ratio	Change
+2%	$22,816	(0.89)%	7.87%	(0.22)%
+1%	$23,284	1.14%	8.03%	0.38%
Base	$23,022	N/A	7.65%	N/A
-1%	$22,909	(0.49)%	7.61%	(0.04)%
-2%	$22,039	(4.27)%	7.60%	(0.05)%

As of September 30, 2010 and December 31, 2009, and for the Nine Months Ended September 30, 2010 and 2009

INTRODUCTION

American Community Bancorp, Inc. (Company) is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiaries, Bank of Evansville (Bank) and the Bank’s wholly owned subsidiaries, Banc Realty, LLC (Realty), BOE Holdings, Inc. (Holdings) and BOE Properties, Inc. (Properties). The Bank provides a full range of banking services to individual and corporate customers in Vanderburgh County, Indiana, including Evansville and the surrounding areas in Southwestern Indiana. The Bank is subject to competition from other financial institutions and non-financial institutions providing financial products and services. The Bank is subject to regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory agencies, including the Indiana Department of Financial Institutions and the Federal Reserve, the Bank’s primary regulator.

Throughout this Management’s Discussion and Analysis, as elsewhere in this report, when we use the term “Company”, we will usually be referring to the business and affairs (financial and otherwise) of the Company and its subsidiaries and affiliates as a whole. Occasionally, we will refer to the term “parent company” or “holding company” when we mean to refer to only American Community Bancorp, Inc.

This section presents an analysis of the consolidated financial condition of the Company as of September 30, 2010 and December 31, 2009 and the consolidated results of operations for the nine months ended September 30, 2010 and 2009. This discussion should be read in conjunction with the consolidated financial statements and other financial data presented elsewhere herein and with the financial statements and other financial data.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial condition and results of operations for the Company presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, and selected financial data appearing elsewhere within this Report, are, to a large degree, dependent upon the Company’s accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change. The critical accounting policies and estimates that the Company has determined to be the most susceptible to change in the near term relate to the determination of the allowance for loan losses, the valuation of securities available for sale and the valuation allowance on deferred tax assets.

Allowance for Loan Losses

The Company maintains an allowance for loan losses to cover probable incurred credit losses at the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. A provision for loan losses is charged to operations based on management’s periodic evaluation of the necessary allowance balance. Evaluations are conducted at least quarterly and more often if deemed necessary. The ultimate recovery of all loans is susceptible to future market factors beyond the Company’s control.

The Company has an established process to determine the adequacy of the allowance for loan losses. The determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on other classified loans and pools of homogeneous loans and consideration of past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors, all of which may be susceptible to significant change. The allowance consists of two components of allocations, specific and general. These two components represent the total allowance for loan losses deemed adequate to cover losses inherent in the loan portfolio.

Commercial and agricultural loans are subject to a standardized grading process administered by the loan review function. The need for specific reserves is considered for credits when graded substandard or special mention, or when: (a) the customer’s cash flow or net worth appears insufficient to repay the loan, (b) the loan has been criticized in a regulatory examination, (c) the loan is on non-accrual or (d) other reasons where the ultimate collectibility of the loan is in question, or the loan characteristics require special monitoring. Specific allowances are established in cases where management has identified significant conditions or circumstances related to an individual credit that we believe indicates the loan is impaired. Specific allocations on impaired loans are determined by comparing the loan balance to the present value of expected cash flows or expected collateral proceeds.

General allocations are made for other pools of loans, including non-classified loans homogeneous portfolios of consumer and residential real estate loans, and loans within certain industry categories believed to present a unique risk of loss. General allocations of the allowance are primarily made based on a three-year historical average for loan losses for these portfolios, judgmentally adjusted for economic factors and portfolio trends.

Securities Valuation

Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Company obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. Equity securities that do not have readily determinable fair values are carried at cost. Additionally, when securities are deemed to be other-than-temporarily impaired, a charge will be recorded through earnings; therefore, future changes in the fair value of securities could have a significant impact on the Company’s operating results. In determining whether a market value decline is other-than-temporary, management considers the reason for the decline, the extent of the decline, the duration of the decline and whether the Company intends to sell or believes it will be required to sell the securities prior to recovery. As of September 30, 2010, gross unrealized losses on the securities available-for-sale portfolio totaled approximately $11,000 and gross unrealized gains totaled approximately $215,000.

RESULTS OF OPERATIONS

Net Income

Net income for the nine months ended September 30, 2010 totaled $875,000, an increase of $227,000 or 26% from the nine months ended September 30, 2009 net income of $648,000.

Net Interest Income

Net interest income is the Company’s single largest source of earnings and represents the difference between interest and fees realized on earning assets, less interest paid on deposits and borrowed funds. Several factors contribute to the determination of net interest income and net interest margin, including the volume and mix of earning assets, interest rates and income taxes. Many factors affecting net interest income are subject to control by management policies and actions. Factors beyond the control of management include the general level of credit and deposit demand, Federal Reserve Board monetary policy and changes in tax laws.

The following table summarizes net interest income:

	Nine Months Ended September 30, 2010			Nine Months Ended September 30, 2009
	Average Principal Balance	Income/ Expense	Yield/ Rate	Average Principal Balance	Income/ Expense	Yield/ Rate
Assets
Interest-bearing Deposits	$15,023	$130	1.16%	$3,620	$25	0.94%
Federal Funds Sold	11,795	21	0.23%	1,319	1	0.07%
Investment Securities	19,304	344	2.38%	12,103	317	3.50%
Loans(1)	248,662	9,984	5.37%	256,371	9,972	5.20%
Total Interest Earning Assets	$294,784	$10,479	4.75%	$273,413	$10,315	5.04%
Less: Allowance for Loan Losses	(4,049)			(4,437)
Cash and Due from Banks	4,273			9,773
Other Assets	15,218			11,042
Total Assets	$310,226			$289,791
Liabilities and Shareholders’ Equity
Interest-bearing Checking	$88,236	$1,237	1.87%	$58,279	$808	1.85%
Savings	2,722	9	0.43%	2,295	7	0.41%
Money Market	83,133	1,003	1.61%	58,885	793	1.80%
Certificates of Deposit	64,069	812	1.70%	101,094	1,880	2.49%
Federal Funds Purchased	96	1	1.05%	481	3	0.94%
Long-term Debt	8,000	145	2.42%	8,000	190	3.18%
FHLB Advances	10,000	186	2.48%	10,000	186	2.48%
Total Interest-bearing Liabilities	$256,256	$3,393	1.77%	$239,034	$3,867	2.16%
Non-interest Bearing Checking	29,461			27,622
Other Liabilities	965			1,070
Shareholders’ Equity	23,544			22,065
Total Liabilities and Shareholders’ Equity	$310,226			$289,791
Cost of Funds		1.54%			1.89%
Net Interest Income		$7,086			$6,448
Net Interest Margin			3.21%			3.15%

(1)	Non-accruing loans have been included in average loans. Interest income on loans includes loan fees of $204 and $258 for the nine months ended September 30, 2010 and 2009, respectively.

Net interest income increased $638,000 or 10% for the nine months ended September 30, 2010 compared with the same period of 2009. The net interest margin represents net interest income expressed as a percentage of average earning assets. The net interest margin for the nine months ended September 30, 2010 was 3.21% compared to 3.15% for the first nine months of 2009. The yield on earning assets totaled 4.75% during the nine months ended September 30, 2010 compared to 5.04% in the same period of 2009 while the cost of funds (expressed as a percentage of average earning assets) totaled 1.77% during the nine months ended September 30, 2010 compared to 2.16% in the same period of 2009.

Average earning assets increased by approximately $21.4 million or 8% during the nine months ended September 30, 2010 compared with the same period of 2009. Average loans outstanding decreased by $7.7 million or 3% during the nine months ended September 30, 2010 compared with the same period of 2009. The average securities portfolio increased approximately $7.2 million or 60% in the nine months ended September 30, 2010 compared with the first nine months of 2009. The increase in the investment portfolio was driven by the decrease in the loan portfolio coupled with an increase in core deposits. During the first nine months of 2010, average core deposits increased $7.2 million or 60% compared to the first nine months of 2009. The increase in core deposits over 2009 is attributable to the Company’s competitive rate structure on certain negotiable order of withdrawal and money market deposit accounts, which pay an interest rate of 1.00% to 2.00%. As certificates of deposit matured during 2009 and 2010 (including certificates greater than $100,000 which are not considered core deposits), several clients elected to transfer funds into these negotiable order of withdrawal and money market deposit accounts, because the rate on these accounts were higher than market certificates of deposit rates and provided more liquidity. Additionally, core deposits increased due to the ongoing volatility of equity markets, which made FDIC insured deposits in banks more attractive to clients.

The expansion of the Company’s net interest income in the nine months ended September 30, 2010 compared with the same periods of 2009 was due to:

•	The Company’s ability to increase yields on loans through the use of floors and widening of credit spreads built into loan pricing in conjunction with the continued weak economy.
•	A 79 basis point reduction on the interest cost of certificates of deposit. The Company had strategically kept terms on certificates of deposit short in duration as a result of the Company’s interest rate risk profile.

Provision for Loan Losses

The Company provides for loan losses through regular provisions to the allowance for loan losses. The provision is affected by net charge-offs on loans and changes in specific and general allocations of the allowance. The provision for loan loss totaled $1,100,000 during the nine months ended September 30, 2010 compared with $990,000 for the first nine months of 2009.

During the nine months ended September 30, 2010, the annualized provision for loan loss represented 0.59% of average loans outstanding compared with 0.52% on an annualized basis of average loans outstanding during the first nine months of 2009. Net charge-offs totaled $2,010,000 or 1.08% on an annualized basis of average loans outstanding during the nine months ended September 30, 2010 compared with $488,000 or 0.25% on an annualized basis of average loans outstanding during the same period of 2009. The elevated level of net charge-offs during the first nine months of 2010 was largely the result of a determination by management that portions of several loans previously classified as impaired were deemed loss and should be charged down to their collectible balance. Several of the loans charged off during 2010 had specific reserves allocated against the loan balance within the Company’s allowance for loan loss calculation at the time of the charge-off.

The provision for loan losses made during the nine months ended September 30, 2010 was made at a level deemed necessary by management to absorb estimated, probable incurred losses in the loan portfolio. A detailed evaluation of the adequacy of the allowance for loan losses is completed quarterly by management, the results of which are used to determine the provision for loan losses. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors.

Non-interest Income

During the nine months ended September 30, 2010, non-interest income decreased approximately 12% over the first nine months of 2009.

	Nine Months Ended September 30,		% Change From Prior Year
Non-interest Income (dollars in thousands)	2010	2009
Service Charges on Deposit Accounts	$223	$252	(12)%
Gains on Sale of Loans	416	436	(5)%
Loss on Sale of Other Real Estate	(127)	(5)	n/m (1)
Other	233	160	46%
Total Non-interest Income	$745	$843	(12)%
(1)	n/m — not meaningful

During the first nine months of 2010, the gain on sale of residential loans decreased 5% from the gain recognized in the first nine months of 2009 due to the lower volumes of loans sold resulting from lower refinancing activity compared to the same period last year. Loans sold during the nine months ended September 30, 2010 totaled $30.5 million compared to $36.2 million during the same period of 2009.

Loss on sale of other real estate owned was $127,000 during the nine months ended September 30, 2010 compared with a loss of $5,000 in the first nine months of 2009. The higher loss was attributable to an increase in the number or properties liquidated in 2010 compared to 2009 and the continued decline in value of commercial and residential real estate.

Non-interest Expense

During the nine months ended September 30, 2010, non-interest expense increased approximately 4% compared with the same period of 2009.

	Nine Months Ended September 30,		% Change From Prior Year
Non-interest Expense (dollars in thousands)	2010	2009
Salaries and Benefits	$2,843	$2,679	6%
Occupancy and Equipment, Net	477	511	(7)%
Marketing	45	61	(26)%
Data Processing	356	336	6%
Supplies, Postage and Printing	52	50	4%
Legal and Professional	305	424	(28)%
Deposit Insurance Premiums	437	541	(19)%
Other	866	584	49%
Total Non-interest Expense	$5,381	$5,186	4%

Legal and professional fees decreased 28% during the nine months ended September 30, 2010 compared with the first nine months of 2009 due primarily to changes in the timing of professional fees incurred. The Company expects significant professional fees to be incurred in the fourth quarter of 2010 in connection with the pending merger as well as on-going professional fees not associated with the pending merger.

The Company’s FDIC deposit insurance assessments decreased $104,000, or 19%, during the nine months ended September 30, 2010 compared with the same periods of 2009. This decrease was due to the FDIC’s special assessment in 2009 that was levied on all financial institutions. The Company’s special assessment approximated $133,000.

Other operating expenses increased by 49% during the nine months ended September 30, 2010 compared with the first nine months of 2009. The increase was largely attributable to increased miscellaneous expenses related to foreclosed assets held for sale and other problem loans. Additionally, the Company recorded an additional reserve of $40,000 in 2010 against unfunded loan commitments and letters of credit.

Income Taxes

The Company’s effective income tax rate approximated 35.2% and 41.9% during the nine months ended September 30, 2010 and 2009. The effective tax rate in 2010 was lower than the blended statutory rate of 39.6% resulting primarily from increased tax-exempt income.

FINANCIAL CONDITION

Total assets at September 30, 2010 increased $24.1 million to $326.0 million compared with $301.8 million in total assets at December 31, 2009. Cash and cash equivalents increased $11.8 million to $26.2 million at September 30, 2010 compared with $14.4 million at year-end 2009. Interest-bearing time deposits in other banks increased $9.4 million to $13.1 million at September 30 compared with $3.7 million at December 31, 2009. Securities available-for-sale increased $16.3 million to $29.8 million at September 30, 2010 compared with $13.4 million at year-end 2009. The increase in cash and cash equivalents, interest-bearing deposits at other banks, and securities available-for-sale was primarily attributable to an increase in liquidity driven by a reduction in loan balances combined with significant increases in core deposit balances.

End-of-period loans outstanding decreased approximately 8% on an annualized basis during the first nine months of 2010 compared with the year ended December 31, 2009. The overall decrease in the level of loans was primarily the result of management’s execution of strategies to reduce the level of non-performing and adversely classified loans coupled with a decline in new loan requests that met the Company’s loan underwriting guidelines.

End of Period Loan Portfolio (dollars in thousands)	September 30, 2010	December 31, 2009	Current Period Change	Annualized Percent Change
Residential Real Estate	$28,977	$29,806	$(829)	(4)%
Commercial	62,320	67,081	(4,761)	(9)%
Commercial Real Estate	136,113	145,858	(9,745)	(9)%
Consumer	1,028	1,261	(233)	(25)%
Home Equity	14,394	15,145	(751)	(7)%
Other	23	25	(2)	(6)%
Total Loans	$242,855	$259,176	$(16,321)	(8)%

The Company’s allowance for loan losses totaled $3.6 million at September 30, 2010. This level of allowance represents a decline of $910,000 or 20% from year-end 2009. The decline was attributable to a determination by management that portions of several loans previously classified as impaired were deemed loss and should be charged down to their collectible balance. Several of the loans charged off during 2010 had specific reserves allocated against the loan balance within the Company’s allowance for loan loss calculation at the time of the charge-off. The allowance for loan losses represented 1.48% of period end loans at September 30, 2010 compared with 1.74% at year-end 2009. The allowance for loan losses represented 72% of period end non-performing loans at September 30, 2010 and 52.09% of period end non-performing loans at December 31, 2009.

End-of-period deposits increased approximately 12% on an annualized basis during the nine months ended September 30, 2010 compared with year-end December 31, 2009. The increase in deposits during the first nine months of 2010 was the result of higher interest-bearing demand and money market balances due to competitive rates offered on these products. The increase in interest-bearing demand and money market accounts were partially offset by reductions in non-interest bearing and certificates of deposit.

End of Period Deposit Balances: (dollars in thousands)	September 30, 2010	December 31, 2009	Current Period Change	Annualized Percent Change
Non-interest Bearing Demand Deposits	$28,209	$32,158	$(3,949)	(16)%
Interest-bearing Demand, Savings and Money Market Accounts	200,079	150,556	49,523	44%
Time Deposits < $100,000	21,027	42,201	(21,174)	(67)%
Time Deposits of $100,000 or more	33,118	35,148	(2,030)	(8)%
Total Deposits	$282,433	$260,063	$22,370	12%

Non-performing Assets

The following is an analysis of the Company’s non-performing assets at September 30, 2010 and December 31, 2009:

Non-performing Assets (dollars in thousands)	September 30, 2010	December 31, 2009
Non-accrual Loans	$3,737	$6,096
Past Due Loans (90 days or more)	83	8
Restructured Loans	1,198	2,565
Total Non-performing Loans	5,018	8,669
Other Real Estate	1,402	983
Total Non-performing Assets	$6,420	$9,652
Non-performing Loans to Total Loans	2.07%	3.35%
Allowance for Loan Losses to Non-performing Loans	71.87%	52.09%

Non-performing assets totaled $6.4 million at September 30, 2010 compared with $9.6 million at December 31, 2009. Non-performing loans totaled $5.0 million at September 30, 2010 compared with $8.7 million at December 31, 2009. Non-performing loans represented 2.07% of total outstanding loans at September 30, 2010 compared with 3.35% of total loans outstanding at year-end 2009.

Capital Resources

Federal banking regulations provide guidelines for determining the capital adequacy of bank holding companies and banks. These guidelines provide for a more narrow definition of core capital and assign a measure of risk to the various categories of assets. The Company is required to maintain minimum levels of capital in proportion to total risk-weighted assets and off-balance sheet exposures such as loan commitments and standby letters of credit.

Tier 1, or core capital, consists of shareholders’ equity less goodwill, core deposit intangibles, other identifiable intangibles and certain deferred tax assets defined by bank regulations. Tier 2 capital currently consists of the amount of the allowance for loan losses which does not exceed a defined maximum allowance limit of 1.25% of gross risk adjusted assets and subordinated debenture obligations. Total capital is the sum of Tier 1 and Tier 2 capital.

The minimum requirements under these standards are generally at least a 4.0% leverage ratio, which is Tier 1 capital divided by defined “total assets”, 4.0% Tier 1 capital to risk-adjusted assets and an 8.0% total capital to risk-adjusted assets ratio. Under these guidelines, the Company, on a consolidated basis, and its subsidiary bank, have capital ratios that exceed the regulatory minimums.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal regulatory agencies to define capital tiers. These are: well-capitalized, adequately-capitalized, under-capitalized, significantly under-capitalized and critically under-capitalized. Under these regulations, a “well-capitalized” entity must achieve a Tier 1 risk-based capital ratio of at least 6.0%, a total capital ratio of at least 10.0% and a leverage ratio of at least 5.0%, and not be under a capital directive. The Company’s subsidiary bank was categorized as well-capitalized as of September 30, 2010.

At September 30, 2010, management was not under such a capital directive, nor was it aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have or are reasonably likely to have, a material effect on the Company’s liquidity, capital resources or operations.

The table below presents the Company’s consolidated capital ratios under regulatory guidelines:

	Minimum for Capital Adequacy Purposes	At September 30, 2010	At December 31, 2009
Leverage Ratio	4.00%	9.90%	10.30%
Tier 1 Capital to Risk-adjusted Assets	4.00%	12.55%	11.80%
Tier 1 Capital to Risk-adjusted Assets	8.00%	13.80%	13.20%

As of September 30, 2010, shareholders’ equity increased by $1.5 million to $24.2 million compared with $22.7 million at year-end 2009. The increase in shareholders’ equity was primarily attributable to the Company’s year-to-date earnings of $0.9 million and equity-based compensation awarded to directors and officers of the Company. Shareholders’ equity represented 7.42% of total assets at September 30, 2010 and 7.53% at December 31, 2009.

Liquidity

The Consolidated Statement of Cash Flows details the elements of changes in the Company’s consolidated cash and cash equivalents. Total cash and cash equivalents increased $11.8 million during the nine months ended September 30, 2010 ending at $26.2 million. During the nine months ended September 30, 2010, operating activities resulted in net cash outflows of $1.2 million. Investing activities resulted in net cash outflows of $12.2 million during the nine months ended September 30, 2010. The outflows from investing activities were primarily attributable to the purchase of available-for-sale securities. Financing activities resulted in net cash inflows for the nine month period ended September 30, 2010 of $22.8 million. The net inflows from financing activities were primarily the result of increases in interest-bearing demand deposits partially offset by decreases in certificates of deposit balances.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s exposure to market risk is reviewed on a regular basis by the Risk Committee and Boards of Directors of the parent company and its subsidiary bank. Primary market risks which impact the Company’s operations are liquidity risk and interest rate risk.

The liquidity of the parent company is dependent upon the receipt of dividends from its subsidiary bank, which is subject to certain regulatory limitations. The Bank’s source of funding is predominately core deposits, maturities of securities, repayments of loan principal and interest, federal funds purchased, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank.

The Company monitors interest rate risk by the use of computer simulation modeling to estimate the potential impact on its net interest income under various interest rate scenarios and by estimating its static interest rate sensitivity position. Another method by which the Company’s interest rate risk position can be estimated is by computing estimated changes in its net portfolio value (NPV). This method estimates interest rate risk exposure from movements in interest rates by using interest rate sensitivity analysis to determine the change in the NPV of discounted cash flows from assets and liabilities.

NPV represents the market value of portfolio equity and is equal to the estimated market value of assets minus the estimated market value of liabilities. Computations are based on a number of assumptions, including the relative levels of market interest rates and prepayments in mortgage loans and certain types of investments. These computations do not contemplate any actions management may undertake in response to changes in interest rates and should not be relied upon as indicative of actual results. In addition, certain shortcomings are inherent in the method of computing NPV. Should interest rates remain or decrease below current levels, the proportion of adjustable rate loans could decrease in future periods due to refinancing activity. In the event of an interest rate change, prepayment levels would likely be different from those assumed in the table. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

The table below provides an assessment of the risk to NPV in the event of a sudden and sustained 2% increase and 1% decrease in prevailing interest rates (dollars in thousands).

	Net Portfolio Value		Net Portfolio Value as a % of Present Value of Assets
Changes in Rates	Amount	% Change	NPV Ratio	Change
+2%	$27,184	2.80%	8.62%	0.50%
Base	$26,443	N/A	8.11%	N/A
-1%	$26,736	1.11%	8.47%	0.36%

OTHER IMPORTANT INFORMATION REGARDING AMERICAN COMMUNITY

Summary of American Community’s Business

American Community, an Indiana corporation, is a bank holding company headquartered in Evansville, Indiana. American Community’s principal activity is the ownership and management of its wholly owned subsidiary, Bank of Evansville, and Bank of Evansville’s wholly owned subsidiary, Banc Realty, LLC. Bank of Evansville provides a full range of banking services to individual and corporate customers in Vanderburgh County, Indiana, including Evansville and the surrounding areas in Southwestern Indiana. As of September 30, 2010, Bank of Evansville had total assets of approximately $326 million, total loans of approximately $243 million and total deposits of approximately $282 million.

American Community Management

The table below sets forth the names of American Community’s directors. None of these persons has been convicted in a criminal proceeding during the past five years, excluding traffic violations or similar misdemeanors, and none of these persons has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. All of American Community’s directors are citizens of the U.S. and can be reached c/o American Community, 4424 Vogel Road, Evansville, Indiana 47715.

Name	Age*	Position(s)	Has served as a director since (includes service with predecessor entity)	Current term expires at annual meeting
Daniel B. Aiken	60	Director	2000	2011
Danny J. Bateman	60	Director	2000	2012
Marc D. Fine	50	Secretary and Director	2000	2013
Michael R. Hinton	55	Director	2010	2012
Paul S. Mayer	61	Director	2000	2012
Barney R. Maynard	62	Chairman of Board Of Directors	2000	2013
Gene F. Pfeiffer	68	Director	2000	2011
Chris A. Ramsey	52	Director	2004	2011
William F. Richardson, IV	52	Director	2000	2012
Ronald D. Romain	58	Director	2000	2011
Peter A. Sabella	65	Director	2000	2011
Michael S. Sutton	54	President, Chief Executive Officer and Director	2004	2013
Terry W. Talley	69	Director	2000	2013

*	Age is as of March 5, 2010

Certain Biographical Information for Each of American Community’s Directors

Daniel B. Aiken is a founding director of American Community. He is president of Aiken Group Ltd. and was a founding partner and executive vice president of Card Management Corporation (“CMC”) from 1990 until his retirement in 2001. CMC, which was acquired by Fifth Third Processing Solutions in 2006, is a national provider of credit, merchant and debit card back room services for financial institutions nationwide. From 1983 to 1989, Mr. Aiken was employed by American General Finance where he was responsible for the start up and development of the national credit card program.

Danny J. Bateman is a founding director of American Community and has been president of ARC Construction Company, Inc., a general contracting firm specializing in commercial, industrial and municipal construction, since 1969.

Marc D. Fine is a founding director of American Community. He has practiced law in Evansville, Indiana since 1984 and was a founding partner of the law firm of Rudolph, Fine, Porter & Johnson, LLP, in Evansville. He is also active in many civic and community organizations.

Michael R. Hinton is a director of American Community. He has served as president and chief operating officer at Bernadin, Lochmueller & Associates, Inc., a full-service survey, planning, engineering and environmental firm, since 2006. Prior to his current position, Mr. Hinton worked for 26 years in the banking industry, all with Old National Bancorp in Evansville, Indiana. He currently serves as vice chairman of the Evansville Industrial Foundation, is a member of the University of Evansville Board of Trustees and serves on the St. Mary’s Medical Center Board of Directors.

Paul S. Mayer is a founding director of American Community and has been the president and owner of Paul’s Pharmacy, Evansville, Indiana, for the last 27 years. He has been involved in a wide variety of volunteer activities in Evansville. He is a fellow in the National Association of Consultant Pharmacists, certified in Geriatric Pharmacy, and a member of the Indiana Pharmacy Association and the American Pharmacy Association.

Dr. Barney R. Maynard is a founding director of American Community and a partner, since 1981, in Urological Associates, Inc. He continues the active practice of medicine specializing in urology. Dr. Maynard was elected by his peers to serve on the board of directors of Physicians’ Health Network from 1988 to 1998. Dr. Maynard has served as president of the Indiana State Medical Association and continues his efforts in this area as a delegate from Indiana to the American Medical Association. Dr. Maynard has served on the AMA Foundation board of directors and assumed the presidency of such board in June 2010.

Gene R. Pfeiffer is a founding director of American Community and has been the owner of Pfeifco, Inc., an investment/consulting company, since 1990. Additionally, he actively acquires and develops agricultural and recreational land. He is a minority owner of Hapco, Inc., a reproduction parts business. Mr. Pfeiffer has for years maintained involvement in a number of local and national conservation organizations.

Chris A. Ramsey is a director of American Community, president of Ramsey Development Corp. of Indiana, Inc. and the owner of several businesses in the construction and real estate industry. He has been engaged in real estate development for more than 25 years. Mr. Ramsey has served on a number of other bank boards in southern Indiana and is involved in various civic and professional organizations.

William F. Richardson, IV is a founding director of American Community and since 1999 has been the owner and president of Sky Cylinder Testing, Inc. in Evansville, Indiana. Sky Cylinder is a company that hydrostatically tests high-pressure cylinders for the industrial and medical gas industry. From 1980 to 1996, he was the majority owner and president of Hoprich Company, Inc. Mr. Richardson also served as chairman of the board for the Independent Welding Distributor Co-op, a nationwide organization which had sales of approximately $70 million annually. Mr. Richardson is also involved in a family-owned commercial real estate development.

Ronald D. Romain is a founding director of American Community. He has been owner and chief executive officer of United Companies since 1986, which entity in turn controls United Leasing, Inc., Romain Automotive Group and Professional Transportation, Inc. Mr. Romain has been involved with several professional organizations at the local and national level. In addition, he is involved with many civic and educational organizations located in southern Indiana.

Peter A. Sabella is a certified public accountant and a founding director of American Community. He is retired from BKD, LLP, where he started his career in 1970. At BKD, he was responsible for the financial services industry clients for the firm’s south region. His responsibilities encompassed accounting, regulatory and tax compliance and consulting on various issues such as strategic and capital planning and profit improvement. He is a past member of the AICPA’s Banks and Savings Institutions Committee.

Michael S. Sutton was elected to the board of directors of American Community in 2004. He currently serves as president and chief executive officer of American Community and its wholly owned subsidiary, Bank of Evansville. Mr. Sutton served as president and chief operating officer of Bank of Evansville from August 2004 until February 2005 and as executive vice president and chief lending officer of the predecessor to Bank of Evansville from 2004 to 2004. Mr. Sutton is also a member of the board of directors of Bank of Evansville. Prior to joining American Community, Mr. Sutton served as the senior vice president and manager of commercial banking at Integra Bank (formerly National City Bank) from 1997 to 2000. Mr. Sutton was executive vice president of United Fidelity Bank, FSB, in Evansville, Indiana from 1994 to 1997.

Dr. Terry W. Talley is a founding director of American Community and is the owner and medical director of Talley Medical-Surgical Eye Care Associates and Valley Surgery Center, both located in Evansville, Indiana. Dr. Talley has been a practicing physician since 1972.

Securities Ownership of Certain Beneficial Owners and Management of American Community

As of September 30, 2010, American Community had 2,177,850 shares of common stock outstanding, each of which is entitled to one vote on all matters. It does not have any preferred stock outstanding.

More-than-Five-Percent Beneficial Owners

American Community is aware of the following holders or groups of holders who American Community believes are beneficially owners of more than five percent of the outstanding shares of American Community common stock as of March 5, 2010:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
German American Bancorp, Inc. 711 Main Street Box 810 Jasper, Indiana 47546	199,943		9.2%
Jack A. Strassweg/Four S Properties LLC 7721 Newburgh Road Evansville, Indiana 47715	166,083		7.6%
Chris A. Ramsey 706 Jefferson Street Tell City, Indiana 47586	134,331	(3)	6.2%
Gene F. Pfeiffer 625 South Eickhoff Road Evansville, Indiana 47712	120,574	(4)	5.5%

(1)	Number of shares adjusted to reflect 5% stock dividend paid by American Community on June 14, 2010
(2)	Percentages based upon 2,177,850 issued and outstanding shares of American Community common stock as of September 30, 2010
(3)	Includes 65,703 shares owned by Ramsey Real Estate Partnership and 65,703 shares owned by G & L Partnership, which Mr. Ramsey has the authority to vote
(4)	Includes 14,696 shares owned by Mr. Pfeiffer’s wife, 2,601 shares held in the Pfeiffer Family Limited Partnership and 15,953 warrants exercisable within 60 days.

Director and Executive Officer Beneficial Ownership

The following table provides information about the shares of American Community common stock beneficially owned by each director and executive officer of American Community and by all directors and executive officers as a group as of March 5, 2010. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Daniel B. Aiken	55,766	(3)	2.6%
Danny J. Bateman	42,491	(4)	2.0%
Marc D. Fine	35,809	(5)	1.6%
John T. Lamb	34,174	(6)	1.6%
Michael R. Hinton	892		*
Paul S. Mayer	43,044	(7)	2.0%
Barney R. Maynard	55,185	(8)	2.5%
Gene F. Pfeiffer	120,574	(9)	5.5%
Chris A. Ramsey	134,331	(10)	6.2%
William F. Richardson, IV	55,239	(11)	2.5%
Ronald D. Romain	87,849	(12)	4.0%
Peter A. Sabella	38,099	(13)	1.7%
John M. Schenk	7,992	(14)	*
Michael S. Sutton	63,689	(15)	2.9%
Terry W. Talley	91,398	(16)	4.2%
All directors and executive officers as a group (15 persons)	866,532(17)		39.8%

(1)	Number of shares adjusted to reflect 5% stock dividend paid by American Community on June 14, 2010.
(2)	Percentages based upon 2,177,850 issued and outstanding shares of American Community common stock as of September 30, 2010.
(3)	Includes 9,572 warrants and 15,315 options exercisable within 60 days.
(4)	Includes 7,976 warrants and 15,315 options exercisable within 60 days.
(5)	Includes 15,315 options exercisable within 60 days.
(6)	Includes 19,140 options exercisable within 60 days and 6,160 shares of restricted stock.
(7)	Includes 18,464 shares owned jointly with Mr. Mayer’s wife, 6,381 warrants and 15,315 options exercisable within 60 days.
(8)	Includes 1,020 shares held in custodial accounts for Dr. Maynard’s grandchildren, 9,572 warrants and 15,315 options exercisable within 60 days.
(9)	Includes 14,696 shares owned by Mr. Pfeiffer’s wife, 2,601 shares held in the Pfeiffer Family Limited Partnership and 15,953 warrants exercisable within 60 days.
(10)	Includes 65,703 shares owned by Ramsey Real Estate Partnership and 65,703 shares owned by G & L Partnership, which Mr. Ramsey has the authority to vote.
(11)	Includes 23,227 shares owned by Sycamore Investments, LR, which Mr. Richardson has the authority to vote and 6,509 warrants exercisable within 60 days.
(12)	Includes 15,428 shares owned by United Leasing, Inc., which Mr. Romain has the authority to vote, 15,953 warrants and 15,315 options exercisable within 60 days.
(13)	Includes 9,572 warrants and 15,315 options exercisable within 60 days.
(14)	Includes 3,162 options exercisable within 60 days and 4,278 shares of restricted stock.
(15)	Includes 30,631 options exercisable within 60 days and 9,154 shares of restricted stock.
(16)	Includes 15,315 options and 12,762 warrants exercisable within 60 days.

(17)	Includes 94,240 warrants and 175,448 options exercisable within 60 days.
*	Represents less than one percent

Certain Relationships and Related Transactions

No director of American Community who may become a director of German American is a party to any transaction with German American, or has an interest in any entity which is a party to any transaction with German American, which would be required to be disclosed by German American under applicable rules of the SEC in the event that such person was a director of German American as of the date of this proxy statement/prospectus.

COMPARISON OF RIGHTS OF AMERICAN COMMUNITY SHAREHOLDERS
AND GERMAN AMERICAN SHAREHOLDERS

At present, the rights of shareholders of American Community, an Indiana corporation, are governed by American Community’s articles of incorporation and by-laws as well as the Indiana law. Upon completion of the merger, the rights of American Community shareholders who receive shares of German American common stock in exchange for their shares of American Community common stock and become shareholders of German American will be governed by the articles of incorporation and by-laws of German American, and Indiana law. The following discussion summarizes material differences between the rights of American Community’s shareholders and German American’s shareholders and is not a complete description of all differences. This discussion is qualified in its entirety by reference to the Indiana Business Corporation Law, or IBCL, German American’s articles of incorporation and by-laws, and American Community’s articles of incorporation and by-laws.

Authorized Capital Stock

German American.  German American is currently authorized to issue up to 20,000,000 common shares, no par value, of which 11,104,918 shares were outstanding as of November 1, 2010. German American is also authorized to issue up to 500,000 preferred shares, no par value. As of the date of this proxy statement/prospectus, there are no preferred shares outstanding. If any new series of preferred shares is issued, German American’s board of directors may fix the designation, relative rights, preferences and limitations, and any other powers, preferences and relative, participating, optional and special rights, and any qualifications, limitations and restrictions, of the shares of that series of preferred shares.

American Community.  American Community is currently authorized to issue up to 3,000,000 common shares, no par value per share, of which 2,177,850 shares were outstanding as of November 12, 2010. American Community is not authorized to issued preferred shares.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

German American.  German American’s board of directors has adopted a charter for the governance/nominating committee of the board, which directs the committee to evaluate candidates for nomination by the board for election to the board, and specifies that the board will consider for nomination for election to the board only those candidates who are recommended for nomination by the governance/nominating committee. In evaluating candidates for membership on the board, the governance/nominating committee will consider favorably those candidates who, in the governance/nominating committee’s judgment, (a) possess demonstrated business and financial judgment, strategic thinking, general management experience or perspective, leadership, experience in industry with comparable complexities, general knowledge of financial services industry, and familiarity with local, state, regional and national issues affecting business; (b) have a background that serves the board’s interest in a membership comprised of individuals with varied occupational experience and perspective; (c) have sufficient time to devote to German American’s business; (d) possess the highest moral and ethical character and agree to uphold and assure compliance of German American’s Code of Business Conduct; (e) have a history of community involvement and civic-mindedness; (f) are not engaged (directly or indirectly) in any activity adverse to, and do not serve on the board of directors of (or have any material ownership interest in), any other company whose interests are adverse to, or in conflict with, German American’s interests; and (g) possess the ability to oversee, as a director, the business and affairs of German American for the benefit of all constituencies of German American.

Subject to certain qualifications, in connection with each annual meeting of shareholders, the governance/nominating committee will consider candidates that have been recommended by shareholders for nomination at the annual meeting, if the recommendations are submitted by letter addressed to the attention of the Chairman of the governance/nominating committee in care of German American’s Secretary, mailed by registered or certified mail (return receipt requested), and received by the Secretary at German American’s principal executive offices on or before December 1 of the year preceding the annual meeting for which the recommendation is made. In addition to considering candidates who are recommended by shareholders, the governance/nominating committee will meet from time to time with members of the board, including the chief executive officer and other officers who may be members of the board, and with other executive officers of German American with a view to identifying persons who may be qualified to serve on the board.

Under German American’s bylaws, no business may be brought before an annual meeting unless in one of the following ways: (i) it is specified in the notice of the meeting (which includes shareholder proposals that German American is required to include in its proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act; (ii) such business is otherwise brought before the meeting by or at the direction of the board of directors; or (iii) such business is brought before the meeting by a shareholder who has delivered notice to German American (containing certain information specified in our bylaws) not less than 60 nor more than 90 days prior to the meeting. These requirements are separate from and in addition to the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in German American’s proxy statement.

American Community.  The bylaws of American Community establish a nominating committee of the board of directors, which considers appropriate candidates and recommends to the entire board of directors persons to fill director vacancies and newly created directorships. The nominating committee will meet not less often than semi-annually.

Nominations to the board of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of American Community entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of American Community, are to be made in writing and delivered or mailed to the president of American Community not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided, however, that if less than 21 days’ notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the president of American Community no later than the close of business on the seventh day following the day on which notice of the meeting was mailed.

Under American Community’s bylaws, no business may be brought before any meeting of the shareholders unless such business is: (i) specified in the notice of the meeting; (ii) otherwise properly brought before the meeting by or at the direction of the board of directors or the chief officer, or (iii) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before a meeting by a shareholder pursuant to (iii) above, the shareholder must have given timely notice thereof in writing to the secretary of American Community. To be a timely, such shareholder’s notice must be delivered to, or mailed and received at, the principal office of American Community not less than 50 days nor more than 90 days prior to the meeting; provided, that in the event that less than 60 days notice of the date of the meeting is given to shareholders, notice by the shareholder, to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was given. A shareholder’s notice to the secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business; (ii) the name and address, as they appear on American Community’s stock records, of the shareholder proposing such business; (iii) the class and number of shares of American Community which are beneficially owned by the shareholder; and (iv) any interest of the shareholder in such business.

Number of Members of Board of Directors

German American.  German American’s by-laws state that the number of directors will be at least nine and no more than fourteen, as fixed by resolution of the board of directors from time to time. Each director holds office for the term for which he or she was elected and until his or her successor shall be elected and qualified, whichever period is longer, or until his or her death or until he or she resigns or has been removed. The number of directors currently designated by German American is nine. The bylaws of German American divide the board of directors of German American into three equal (or as nearly equal as possible) classes of directors serving staggered three-year terms. As a result, one-third of the board is elected each year. Any vacancy is filled by a majority vote of the remaining directors of such board.

American Community.  American Community’s bylaws state that the number of directors will be at least five and no more than twenty-five, as fixed by resolution of the board of directors from time to time. Each director holds office until the election and qualification of his or her respective successor in office, or until his or her death, resignation or removal. The number of directors currently designated by American Community is thirteen. The bylaws of American Community divide the board of directors into three classes serving staggered three-year terms. As a result, roughly one-third of the board is elected each year. Any vacancy is filled by a majority vote of the remaining directors of the board.

Amendment of Articles of Incorporation and By-Laws

German American.  Indiana law generally requires shareholder approval by a majority of a quorum present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to a corporation’s articles of incorporation. German American’s articles of incorporation require a super-majority shareholder vote of 80% of its outstanding shares of common stock for the amendment of certain significant provisions. German American’s articles of incorporation and bylaws provide that the bylaws may be amended only by the majority vote of the board of directors then in office.

American Community.  American Bancorp’s articles of incorporation, but their terms, may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the capital stock of the corporation. American Bancorp’s bylaws, by their terms, may be amended by a majority vote of the whole board of directors at any meeting of the board of directors, if the notice or waiver of notice of such meeting has stated that the bylaws are to be amended at such meeting, or if all of the directors at the time are present at such meeting and have waived notice of such meeting or have consented to such action in writing.

Transactions with Interested Security Holders

German American.  Under the business combinations provision of the IBCL, any shareholder who acquires a 10%-or-greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Securities Exchange Act (and that has not opted-out of this provision) is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of incorporation of the corporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL. German American’s articles of incorporation provide that this “business combinations” provision of Indiana law does not apply to it. German American could elect in the future to avail itself of the protection provided by the Indiana business combinations provision through an amendment to its articles of incorporation approved by a majority of the outstanding shares; however, such an election would not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective time of the election.

The articles of incorporation of German American include a provision imposing certain supermajority vote and minimum price requirements on any “business combination” with a “related person” unless the combination has been approved by the vote of two thirds of certain members of the board of directors of German American who are not associated with the related person. This provision defines “business combination” very broadly to include, subject to certain conditions, (i) any merger or consolidation of German American or any of its subsidiaries into or with a related person, its affiliates or associates; (ii) any sale, exchange, lease, transfer or other disposition by German American or any of its subsidiaries of all or any substantial part of its or their assets or businesses to or with a related person, its affiliates or associates; (iii) the purchase, exchange, lease or acquisition by German American or any of its subsidiaries of all or any substantial part of the assets or businesses of a related person, its affiliates or associates; (iv) any reclassification of securities, recapitalization or other transaction that has the effect of increasing the proportionate amount of German American’s common stock (or other voting capital security) beneficially owned by a related person; (v) any partial or complete liquidation, spinoff or splitup of German American or any of its subsidiaries; and (vi) the acquisition by a related person of beneficial ownership upon issuance of common stock (or other voting capital shares) of German American or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares. “Related person” also is defined broadly to mean any person (which includes any individual, corporation or entity other than

German American or its subsidiaries) who (i) is the beneficial owner of ten percent or more of the outstanding shares of German American common stock (or other voting capital security) (a “ten percent shareholder”); (ii) any person who within the preceding two-year period has been a ten percent shareholder and who directly or indirectly controls, is controlled by, or is under common control with German American; or (iii) any person who has received, other than pursuant to or in a series of transactions involving a public offering within the meaning of the Securities Act, German American common stock (or other voting capital security) that has been owned by a related person within the preceding two-year period. In the absence of approval by the German American directors who are not associated with the related person or, in the alternative, the agreement by the related person to pay all other shareholders a certain minimum price for their shares, a business combination with a related person would require the approval of 80 percent of the outstanding voting stock plus the approval of a majority of the outstanding shares that are riot controlled by the related person. In general terms, the restrictions apply to mergers or consolidations of German American or any subsidiary with any related person, transfers or encumbrances of all or substantially all of the assets of German American to a related person, the adoption of any plan of liquidation proposed by a related person or any transaction which would have the effect, directly or indirectly, of increasing the proportionate share of any class of equity securities of German American or any shareholder (including affiliates and associates) who is the beneficial owner of more than 10 percent of the voting power of the then outstanding shares entitled to vote generally in the election of directors of German American. Absent the provision regulating business combinations, mergers, consolidations, and sales of all or substantially all assets would require only the approval of a majority of the board of directors and (subject to the rights of any preferred stock issued in the future) the affirmative vote of a majority of the total number of outstanding shares of German American entitled to vote on the matter.

German American’s articles of incorporation also include provisions requiring the board of directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers, such as the social and economic effects on employees, customers, creditors and the communities in which German American operates. This provision requires an 80% affirmative vote of the issued and outstanding shares of German American common stock entitled to vote thereon in order to be amended or repealed.

American Community.  American Community is not subject to the protection provided by the Indiana business combination provision of the IBCL because it does not have any securities registered under Section 12 of the Securities Exchange Act. American Community’s articles of incorporation did provide for a limitation on the acquisition by any person of more than 10% of any class of the voting shares of American Community before July 2, 2007.

Control Share Acquisition

German American.  The IBCL includes a “control share acquisition” provision which, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Under the control share acquisition provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires shares of the corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. If such approval is not obtained, the shares held by the acquiror may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision. The control share acquisition provision does not apply to a plan of affiliation and merger or share exchange, if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange. German American is subject to the control share acquisition provision.

American Community.  The control share acquisition provisions of the IBCL are applicable to American Community generally; however, the control share acquisition provisions do not apply to a plan of affiliation and merger or share exchange if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange.

Shareholder Rights Plan

Neither German American nor American Community have adopted a plan, commonly known as a “shareholder rights plan,” that is currently in effect.

Annual Meeting of Shareholders

German American.  The annual meeting of shareholders of German American is held at such time, place and date as the board of directors designates.

American Community.  American Community’s by-laws state that the annual meeting of shareholders of American Community is held on the fourth Tuesday in April of each year, or if that date falls on a legal holiday in the State of Indiana, on the next following banking day.

Special Meetings of Shareholders

German American.  German American’s by-laws state that special meetings may be called by the board of directors or the president, and shall be called by the board upon delivery to German American’s secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

American Community.  American Community’s bylaws state that a special meeting may be called only by the board of directors or by shareholders representing 25% of the shares, in the aggregate, of American Community.

Notice of Shareholder Meetings

German American.  German American must provide notice to shareholders of each annual and special meeting of shareholders no less than 10 nor more than 60 days before the date of the meeting.

American Community.  American Community must provide written notice to shareholders of each annual and special meeting of shareholders no less than 10 nor more than 60 days before the date of the meeting.

Indemnification

German American.  Subject to certain conditions, German American has agreed by its bylaws to indemnify each director or officer against expenses, judgments, taxes, fines and amounts paid in settlement, whether incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding to which he or she is, or is threatened to be made, a party by reason that he or she is or was a director, officer or employee of German American.

American Community.  Subject to certain conditions, American Community’s bylaws provide for the indemnification of each director and officer of the corporation and any person serving at the request of American Community as a director, officer, employee or agent of another corporation or other enterprise against expenses, judgments, fines, penalties, courts costs and amounts paid in settlement incurred by him or her in connection with such action, suit or proceeding.

Removal of Directors

German American.  Directors may be removed at a meeting called expressly for the purpose of removing one or more directors, with or without cause, by a vote of the holders of at least 80% of the shares then entitled to vote at an election of directors, provided, that a director who is elected by the holders of series of preferred shares may be removed only by a vote of the holders of at least 80% of the outstanding shares of that series then entitled to vote at an election of directors.

American Community.  Directors of American Community may be removed (i) with or without cause, at a meeting of shareholders called expressly for that purpose, by a vote of the holders of 80% of the shares entitled to vote at an election of directors, or (ii) with cause, by a vote of a majority of the directors then in office. “Cause” for these purposes shall be limited to the following: personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, or willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order.

Preemptive Rights

German American.  Although permitted by the IBCL, German American’s articles of incorporation do not provide for preemptive rights to subscribe for any new or additional German American common stock or other securities. However, preemptive rights may be granted to German American’s shareholders if German American’s articles of incorporation are amended to permit preemptive rights.

American Community.  American Community’s articles of incorporation do not provide for preemptive rights to subscribe for any new or additional American Community common stock or other securities.

Rights of Dissenting Shareholders

German American.  The IBCL provides shareholders of an Indiana corporation that is involved in certain mergers, share exchanges or sales or exchanges of all or substantially all of its property the right to dissent from that action and obtain payment of the fair value of their shares. However, dissenters’ rights are not available to holders of shares listed on a national securities exchange, such as the New York Stock Exchange, or traded on the NASDAQ National Market or a similar market. Because German American’s common stock is presently quoted on the NASDAQ Global Select Market, holders of German American common stock presently have no dissenters’ rights in respect of their shares.

American Community.  Dissenters’ rights are available to American Community shareholders in connection with the merger because American Community’s common stock is not listed on a national securities exchange or designated as a National Market System security. For a description of dissenters’ rights, see “RIGHTS OF DISSENTING SHAREHOLDERS.”

RIGHTS OF DISSENTING SHAREHOLDERS

Under Indiana law, shareholders of American Community will have dissenters’ rights with respect to the merger. If you are a shareholder of American Community and you (or your broker or other “street name” record holder acting on your behalf) follow the procedures set forth in Chapter 44 of the Indiana Business Corporation Law, or IBCL, these rights will entitle you to receive the fair value of your shares of American Community common stock rather than having your shares converted into the right to receive the cash payment and shares of German American common stock as described above. Accompanying this proxy statement/prospectus as Annex C is a copy of the text of Chapter 44 of the IBCL as of the date of this proxy statement/prospectus, which prescribes the procedures for the exercise of dissenters’ rights and for determining the fair value of shares of American Community common stock. American Community shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 44 of the IBCL in order to perfect their rights. American Community and German American will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of the Indiana statutory procedures required to be followed by a shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 44 of the IBCL.

Under Chapter 44, an American Community shareholder of record for the special meeting who desires to assert dissenters’ rights must (1) deliver to American Community before the shareholder vote is taken written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated, and (2) not vote the shareholder’s shares in favor of the merger, either in person or by proxy. Dissenting shareholders cannot dissent as to only some but not all of the shares of American Community common stock registered in their names, except in limited circumstances. Shareholders who wish to be eligible to assert dissenters’ rights may send their written notice to Marc D. Fine, Secretary, American Community Bancorp, Inc., 4424 Vogel Road, Evansville, Indiana 47715; the method of delivery of this written notice is at the risk of the shareholder, because the notice must actually be received by American Community prior to the shareholder vote being taken.

If the merger is approved by the American Community shareholders, American Community must mail or deliver a written notice of dissenters’ rights to each dissenting shareholder satisfying the above conditions within ten days after shareholder approval has occurred. The notice to dissenting shareholders must:

(1)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
(2)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
(3)	Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger, which was October 4, 2010, and require that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;
(4)	Set a date by which American Community must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice to dissenters is delivered; and
(5)	Be accompanied by a copy of Chapter 44 of the IBCL.

Any American Community shareholder who is sent a notice to dissenters must then (a) demand payment for the shareholder’s shares of American Community common stock, (b) certify whether the shareholder acquired beneficial ownership of the shares of American Community common stock before October 4, 2010 (the date the merger was publicly announced) and (c) deposit the shareholder’s certificates representing shares of American Community common stock in accordance with the terms of the notice to dissenters. An American Community shareholder who fails to take these steps by the date set forth in the notice to dissenters will not be entitled to payment for the shareholder’s shares through the dissenters’ rights process and will be considered to have voted his or her shares in favor of the merger.

An American Community shareholder who desires to exercise dissenters’ rights concerning the merger but who does not comply with the preliminary conditions described above will be considered not to be entitled to exercise dissenters’ rights. Shareholders who execute and return the enclosed proxy, but do not specify a choice on the merger proposal will be deemed to have voted in favor of the proposal to adopt the merger agreement and, accordingly, to have waived their dissenters’ rights, unless the shareholder revokes the proxy before it is voted and satisfies the other requirements of Chapter 23-1-44 of the IBCL.

Upon consummation of the merger, German American will pay each dissenting shareholder who has complied with all statutory requirements and the notice to dissenters, and who was the beneficial owner of shares of American Community common stock before October 4, 2010 (the date the merger was first publicly announced), German American’s estimate of the fair value of the shares as of the time immediately before the merger, excluding any appreciation in value in anticipation of the merger unless exclusion would be inequitable. For those dissenters who became beneficial owners of shares of American Community common stock on or after October 4, 2010, German American will provide its estimate of fair value upon consummation of the merger, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept the estimated fair value amount in full satisfaction of the dissenting shareholder’s demand or until German American is otherwise directed by a court of competent jurisdiction.

If the dissenting shareholder believes the amount paid or estimated by German American is less than the fair value for his or her shares of American Community common stock or if German American fails to make payment to the dissenting shareholder within 60 days after the date set for demanding payment, the dissenting shareholder may notify German American in writing of the shareholder’s own estimate of the fair value of his or her shares of American Community common stock and demand payment of his or her estimate (less the amount of any payment made by German American for the shares of American Community common stock to the dissenting shareholder). Demand for payment must be made in writing within 30 days after German American has made payment for the dissenting shareholder’s shares of American Community common stock or has offered to pay its estimate of fair value for the dissenting shareholder’s shares of American Community common stock. German American will not give further notice to the dissenting shareholder of this deadline. A dissenting shareholder who fails to make the demand within this time waives the right to demand payment for the shareholder’s shares of American Community common stock.

German American can elect to agree with the dissenting shareholder’s fair value demand, but if a demand for payment remains unsettled, German American must commence a proceeding in the circuit or superior court of Dubois County (Indiana) within 60 days after receiving the payment demand from the dissenting shareholder and petition the court to determine the fair value of the shares of American Community common stock. If German American fails to commence the proceeding within the 60 day period, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded. German American must make all dissenting shareholders whose demands remain unsettled parties to the proceeding and all parties must be served a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder’s shares of American Community common stock, plus interest, exceeds the amount paid by German American.

The court will determine all costs of the appraisal proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and will assess these costs against the parties in amounts the court finds equitable. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against German American if the court finds that German American did not comply with Chapter 44 or against either German American or a dissenting shareholder if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Chapter 44.

If American Community and German American do not consummate the merger within 60 days after the date set in the notice to dissenters for demanding payment and depositing certificates of shares of American Community common stock, American Community will return the deposited certificates. If after returning the deposited certificates American Community and German American consummate the merger, American Community will send a new notice to dissenters and repeat the payment demand process.

Every American Community shareholder who does not deliver a notice of intent to demand payment for his or her shares of American Community common stock as described above, or who votes in favor of the proposal to adopt the merger agreement, will have no right to dissent and to demand payment of the fair value of the shareholder’s shares of American Community common stock as a result of the merger. Voting against the proposal to adopt the merger agreement does not in itself constitute the notice of intent to demand payment required by Chapter 44.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of American Community common stock that surrenders all of its common stock for shares of German American common stock and cash (whether paid by German American or received in the form of a dividend from American Community) in the merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens that hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of American Community common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons that hold their shares of American Community common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, holders that exercise appraisal rights, persons that are, or hold their shares of American Community common stock through, partnerships or other pass-through entities, or persons who acquired their shares of American Community common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

American Community shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions

The completion of the merger is conditioned upon the delivery to German American and American Community of an opinion by Ice Miller LLP, tax counsel to German American (which we refer to as “Ice Miller”), that among other things, the merger of American Community into German American will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. German American and American Community expect to be able to obtain the tax opinion if, as expected:

•	German American and American Community deliver customary representations to German American’s tax counsel; and
•	there is no adverse change in U.S. federal income tax law.

Although the merger agreement allows both German American and American Community to waive the condition that a tax opinion be delivered by Ice Miller, neither party currently anticipates doing so. However, if this condition were waived, American Community would re-solicit the approval of its shareholders prior to completing the merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Ice Miller has delivered to German American and American Community its opinion, dated as of October 20, 2010, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. A copy of this opinion is attached as Exhibit 8.1 to the registration statement. Such opinion has been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinion and factual representations contained in certificates of officers of German American, German American Bancorp, American Community and Bank of Evansville, all of which must continue to be true and accurate in all material respects as of the effective time of the merger.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code.

Exchange of Shares of American Community Common Stock for Cash and Shares of German American Common Stock

An American Community shareholder that exchanges all of its shares of American Community common stock for a combination of shares of German American common stock and cash in the merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the merger and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the shares of German American common stock received in the merger over (b) the American Community shareholder’s tax basis in its shares of American Community common stock surrendered in exchange therefor.

The gain recognized will be capital gain unless the American Community shareholder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as dividend income to the extent of the holder’s ratable share of accumulated or current earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether an American Community shareholder’s receipt of cash has the effect of a distribution of a dividend, the American Community shareholder will be treated as if it first exchanged all of its shares of American Community common stock solely for shares of German American common stock and then German American immediately redeemed a portion of that stock for the cash that the holder actually received in the merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to the American Community shareholder if such receipt is, with respect to the American Community shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code.

In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of German American following the merger. The determination generally requires a comparison of the percentage of the outstanding stock of German American the shareholder is considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of German American the shareholder owns immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. The merger generally will result in a “substantially disproportionate” deemed redemption with respect to a shareholder of American Community common stock if, among other things, the percentage of the outstanding shares of German American common stock deemed to be actually and constructively owned by the shareholder immediately after the merger is less than 80% of the percentage of the shares of American Community common stock actually and constructively owned by the shareholder before the merger. For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock it actually owns and the stock it constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if the American Community shareholder’s holding period for its shares of American Community common stock is more than one year as of the date of the exchange.

Due to the integrated nature of the “pre-merger cash dividend” and the fact that payment of such dividend directly reduces the amount of cash to which an American Community shareholder is entitled on the effective date of the merger, amounts paid pursuant to the pre-merger dividend should be treated as part of the merger consideration rather than as dividend income; however, because such payments will have been declared and paid by American Community before the effective date of the merger, the possibility exists that the IRS will take the position that the form of the payment as a dividend should be respected. German American intends to treat and report the cash payments as merger consideration received in 2010. However, the determination as to whether an American Community shareholder will recognize a capital gain or dividend income as a result of its exchange of shares of American Community common stock for a combination of shares of German American common stock and cash in the merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, each American Community shareholder is urged to consult its own tax advisor with respect to this determination.

American Community shareholder’s aggregate tax basis in the shares of German American common stock received in the merger will be equal to the shareholder’s aggregate tax basis in its shares of American Community common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized. An American Community shareholder’s holding period for shares of German American common stock received in the merger will include the holding period of the shares of American Community common stock surrendered in the merger to the extent the stock is held as a capital asset at the time of the merger.

Cash Received Instead of a Fractional Share of German American Common Stock

Subject to the discussion above regarding possible dividend treatment, an American Community shareholder that receives cash instead of a fractional share of German American common stock in the merger will recognize capital gain or loss with respect to the fractional share in an amount equal to the difference, if any, between the amount of cash received instead of the fractional share and the portion of the shareholder’s tax basis in its shares of American Community common stock that is allocable to the fractional share. The capital gain or loss will be long-term if the holding period for such shares of American Community common stock is more than one year as of the date of the exchange.

Backup Withholding

Unless an exemption applies under the backup withholding rules of Section 3406 of the Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which an American Community shareholder is entitled pursuant to the merger, unless the American Community shareholder provides the appropriate form. An American Community shareholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the American Community shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities

No gain or loss will be recognized by German American or American Community as a result of the merger. No gain or loss will be recognized by either Bank of Evansville or German American as a result of the merger of the bank subsidiaries.

The summary of U.S. federal income tax consequences set forth above does not purport to be a complete analysis or listing of all potential tax effects that may apply to an American Community shareholder. Because individual circumstances may differ, we urge that each shareholder consult the shareholder’s tax advisor regarding the applicability of the rules discussed in this proxy statement/prospectus to the shareholder and the particular tax effects to the shareholder of the merger and the holding or disposing of German American shares in light of such shareholder’s particular circumstances, the application of state, local and foreign tax laws, and, if applicable, the tax consequences of (a) the transactions described in this proxy statement/prospectus relating to equity compensation and benefit plans, and (b) the receipt of the 2010 pre-merger cash dividend from American Community.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the German American shares to be issued in the proposed merger will be passed upon by Mark Barnes Law PC, an Indiana professional corporation, and certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon by Ice Miller LLP, an Indiana limited liability partnership.

EXPERTS

The consolidated financial statements of German American incorporated in this proxy statement/ prospectus by reference from German American’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of American Community Bancorp, Inc., and subsidiaries as of December 31, 2009, 2008 and 2007 and for the years then ended included in this proxy statement/prospectus have been audited by BKD, LLP, an independent registered public accounting firm, as set forth in their report, which is included herein on page F-2. Such consolidated financial statements have been included in this proxy statement/prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Shareholders interested in submitting a proposal for inclusion in the proxy materials for German American’s annual meeting of shareholders in 2011 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for consideration by German American for inclusion in the proxy materials, German American’s Secretary must receive shareholder proposals no later than December 1, 2010 at the following address: Secretary, German American Bancorp, Inc., 711 Main Street, Jasper, Indiana 47546-0810.

WHERE YOU CAN FIND MORE INFORMATION

German American has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 for the securities being offered under this proxy statement/prospectus. This proxy statement/prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and accompanying exhibits. This proxy statement/prospectus contains descriptions of certain agreements or documents that are exhibits to the registration statement. The statements as to the contents of such exhibits, however, are brief descriptions and are not necessarily complete, and each statement is qualified in all respects by reference to such agreement or document.

In addition, German American files annual, quarterly and other reports, proxy statements and other information with the SEC. Its current SEC filings and the registration statement and accompanying exhibits may be inspected without charge at the public reference facilities of the SEC located at 100 F Street, N. E., Washington, D.C. 20549. You may obtain copies of this information at prescribed rates. The SEC also maintains a website that contains reports, proxy statements, registration statements and other information, including our filings with the SEC. The SEC website address is www.sec.gov. You may call the SEC at 1-800-SEC-0330 to obtain further information on the operations of the public reference room.

German American makes available free of charge through its website a link to the SEC’s website where German American’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A and all amendments to those reports can be viewed and printed, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information about German American can be found on the Internet at www.germanamerican.com. Please note that this website address is provided as inactive textual references only. Information contained on or accessible through this German American website is not part of this proxy statement/ prospectus and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus.

American Community generally provides a copy of its balance sheet and income statements on an annual basis to its shareholders. Copies of these documents may be obtained, without charge, by contacting Mike Sutton at (812) 962-2265.

Documents filed by German American with the SEC are available from German American and American Community without charge, excluding all exhibits, except that, if German American and American Community have specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be provided without charge. You may obtain documents filed with the SEC by requesting them in writing or by telephone from the appropriate company at the following addresses:

German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47546-0810
(812) 482-1314 Attention: Terri Eckerle

American Community Bancorp, Inc.
4424 Vogel Road
Evansville, Indiana 47715
(812) 962-2265 Attention: Mike Sutton

If you would like to request documents, please do so by December 15, 2010 in order to receive them before American Community’s special meeting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows German American to incorporate by reference information into this proxy statement/prospectus. This means that German American can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus, except for any information incorporated by reference that is superseded by information contained in this prospectus, or by information in any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference into this prospectus/proxy statement. This proxy statement/prospectus incorporates by reference the documents set forth below that German American has filed (excluding portions of any Form 8-K reports that specify that they have not been “filed” but rather have been “furnished” to the SEC) previously with the SEC (SEC File No. 001-15877):

•	German American’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009;
•	German American’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010;
•	German American’s Current Reports on Form 8-K filed on the following dates during 2010: February 2, February 18, February 22, March 5 (as amended March 31), May 7, May 19, July 30, August 19, October 5, October 21, and November 1, 2010; and
•	The description of German American’s common shares set forth in the Prospectus/Proxy Statement (under the heading “Description of German American Capital Stock”) that formed part of German American’s Registration Statement on Form S-4 (File No. 333-16331) filed in November 1996, as amended, as updated by the similar discussion included in the Proxy Statement/Prospectus for German American’s common shares that was included in German American’s Registration Statement on Form S-4 (File No. 333-126704) filed in July 2005, and as clarified and updated by Item 8.01 of German American’s Current Report on Form 8-K filed on October 21, 2010, including any amendment or reports filed under the Exchange Act for the purpose of updating such description.

German American is also incorporating by reference additional documents that it files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus through the date of the American Community special meeting in connection with the merger. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, is furnished, rather than filed, with the SEC, the information or exhibit is specifically not incorporated by reference into this proxy statement/prospectus. he date of filing of this registration statement and prior to effectiveness of the registration statement. Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained in this document (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement.

These documents may be obtained as explained above (see “Where You Can Find More Information”), or you may request a free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing to or calling us at the following address or telephone number:

German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47546-0810
Attention: Terri Eckerle, Shareholder Relations
Phone No.: (812) 482-0703 Facsimile: (812) 482-0745

WHAT INFORMATION YOU SHOULD RELY ON

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. German American and American Community have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

German American has supplied all of the information contained or incorporated by reference in this proxy statement/prospectus relating to German American, and American Community has supplied all information contained in this proxy statement/prospectus relating to American Community. This document constitutes the prospectus of German American and a proxy statement of American Community.

This proxy statement/prospectus is dated November [17], 2010. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to American Community shareholders nor the issuance of German American shares in connection with the merger creates any implication to the contrary.

INDEX TO AMERICAN COMMUNITY FINANCIAL STATEMENTS

Unless the context otherwise requires, references to “we,” “us,” “our,” or the “Company,” within this section refer to American Community Bancorp, Inc., and its consolidated subsidiaries.

Independent Accountants’ Report

Board of Directors
American Community Bancorp, Inc.
Evansville, Indiana

We have audited the accompanying consolidated balance sheets of American Community Bancorp, Inc. (Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Evansville, Indiana
March 5, 2010 (except for second paragraph of Note 17, to which the date is June 14, 2010)

Consolidated Balance Sheets
Dollars in thousands, except share and per share data

	December 31,
	2009	2008
ASSETS
Cash and Due from Banks	$11,166	$10,635
Federal Funds Sold	3,256	—
Cash and Cash Equivalents	14,422	10,635
Interest-bearing Time Deposits in Other Banks	3,732	—
Available-for-Sale Securities	13,448	12,541
Loans	259,176	263,506
Less: Unearned Income	(34)	(51)
Allowance for Loan Losses	(4,516)	(4,351)
Loans, Net	254,626	259,104
Premises and Equipment	7,177	7,498
Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) Stock	1,365	1,269
Interest Receivable	888	807
Bank-owned Life Insurance	1,247	1,202
Foreclosed Assets Held for Sale	983	269
Prepaid FDIC Assessment	1,997	—
Deferred Income Taxes	1,386	1,289
Other Assets	560	390
TOTAL ASSETS	$301,831	$295,004
LIABILITIES
Deposits
Demand	$32,158	$25,961
Savings, NOW and Money Market	150,556	94,866
Time	77,349	133,455
Total Deposits	260,063	254,282
Borrowings	18,248	18,248
Interest Payable	186	319
Accrued Expenses and Other Liabilities	593	753
TOTAL LIABILITIES	279,090	273,602
Commitments and Contingencies	—	—
SHAREHOLDERS’ EQUITY
Common Stock, no par value, 3,000,000 shares authorized; shares issued and outstanding 2009 – 2,122,244 and 2008 – 2,101,535 at amount paid in	21,814	20,557
Undivided Profits	897	750
Accumulated Other Comprehensive Income	30	95
TOTAL SHAREHOLDERS’ EQUITY	22,741	21,402
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$301,831	$295,004

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Dollars in thousands, except share and per share data

	Years Ended December 31,
	2009	2008	2007
INTEREST INCOME
Interest and Fees on Loans	$13,406	$15,525	$16,998
Securities
U.S. Government Agencies and Corporations	304	416	383
State, County and Municipal Bonds	31	—	—
Other	72	69	62
Federal Funds Sold	1	199	398
Deposits with Other Banks	49	1	1
TOTAL INTEREST INCOME	13,863	16,210	17,842
INTEREST EXPENSE
Deposits	4,509	6,729	9,091
Federal Funds Purchased	3	12	1
Borrowings	486	659	600
TOTAL INTEREST EXPENSE	4,998	7,400	9,692
NET INTEREST INCOME	8,865	8,810	8,150
Provision for Loan Losses	1,215	1,712	2,607
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,650	7,098	5,543
OTHER INCOME
Service Charges on Deposit Accounts	346	272	243
Gain on Sale of Loans	534	299	341
Gain on Sale of Other Assets	—	675	—
Loss on Sale of Other Real Estate	(5)	(44)	—
Gain on Sale of Investment Securities	115	—	—
Merchant Processing Fees	—	599	710
Bank-owned Life Insurance	52	50	48
Other	172	201	157
TOTAL OTHER INCOME	1,214	2,052	1,499
OTHER EXPENSE
Salaries and Benefits	3,615	3,472	3,161
Occupancy Expense	290	308	265
Furniture and Equipment Expense	391	317	337
Marketing	75	83	93
Data Processing	453	427	387
Supplies, Postage and Printing	70	79	99
Legal and Professional	513	469	295
Merchant Processing Expense	—	532	679
Deposit Insurance Premiums	683	261	154
Other	782	982	663
TOTAL OTHER EXPENSE	6,872	6,930	6,133
Income Before Income Taxes	1,992	2,220	909
Income Taxes	788	923	405
NET INCOME	$1,204	$1,297	$504
Basic Earnings per Share	$0.57	$0.63	$0.25
Diluted Earnings per Share	$0.56	$0.61	$0.24

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
Dollars in thousands, except share and per share data

	Common Stock	Undivided Profits (Deficit)	Accumulated Other Comprehensive Income	Total
Balances, January 1, 2007	$17,532	$1,379	$(154)	$18,757
Issuance of 8,638 Shares of Common Stock	87	—	—	87
Payment of 5% Stock Dividend	1,461	(1,463)	—	(2)
Stock-based Compensation Expense	65	—	—	65
Net Income	—	504	—	504
Other Comprehensive Income, net of tax
Unrealized Gains on Securities Available for Sale Arising during the period, net of tax of $76	—	—	116	116
Comprehensive Income	—	—	—	620
Balances, December 31, 2007	19,145	420	(38)	19,527
Issuance of 35,839 Shares of Common Stock	369	—	—	369
Payment of 5% Stock Dividend	965	(967)	—	(2)
Stock-based Compensation Expense	78	—	—	78
Net Income	—	1,297	—	1,297
Other Comprehensive Income, net of tax
Unrealized Gains on Securities Available for Sale Arising during the period, net of tax of $87	—	—	133	133
Comprehensive Income	—	—	—	1,430
Balances, December 31, 2008	20,557	750	95	21,402
Issuance of 19,030 Shares of Common Stock	107	—	—	107
Payment of 5% Stock Dividend	1,055	(1,057)	—	(2)
Stock-based Compensation Expense	95	—	—	95
Net Income	—	1,204	—	1,204
Other Comprehensive Income, net of tax
Unrealized Losses on Securities Available for Sale Arising during the period, net of tax of $43	—	—	(65)	(65)
Comprehensive Income	—	—	—	1,139
Balances, December 31, 2009	$21,814	$897	$30	$22,741

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Dollars in thousands

	Years Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$1,204	$1,297	$504
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	433	444	378
Stock-based Compensation	95	78	65
Amortization of Premiums and Discounts on Available-for-Sale Securities	40	1	4
Deferred Income Taxes	(54)	(490)	(249)
Provision for Loan Losses	1,215	1,712	2,607
Loss on Sale of Foreclosed Assets	5	44	—
Provision for Losses on Foreclosed Assets	29	30	—
Disposal of Premises and Equipment	—	40	—
Gain on Sale of Available-for-Sale Securities	(115)	—	—
Gain on Sale of Premises and Equipment	—	(3)	—
Gain on Sale of Loans	(534)	(299)	(341)
Changes in
Interest Receivable and Other Assets	(2,292)	404	(334)
Interest Payable and Other Liabilities	(293)	114	(147)
Net Cash Provided by (Used in) Operating Activities before Loan Origination and Sales	(267)	3,372	2,487
Proceeds from Sale of Loans	47,099	24,797	26,496
Loans Originated for Sale	(46,565)	(24,498)	(26,155)
Net Cash Provided by Operating Activities	267	3,671	2,828
CASH FLOWS FROM INVESTING ACTIVITIES
Net Change in Interest-bearing Time Deposits	(3,732)	—	—
Net Change in Loans	2,246	(25,107)	(29,234)
Purchase of FHLB Stock	(96)	(102)	(108)
Purchase of Available-for-Sale Securities	(14,450)	(8,509)	—
Proceeds from Maturities (including calls and prepayments) of Available-for-Sale Securities	10,412	5,391	872
Proceeds from Sales of Available-for-Sale Securities	3,098	—	—
Proceeds from the Sale of Foreclosed Assets	269	567	—
Proceeds from the Sale of Premises and Equipment	—	6	—
Purchase of Premises, Equipment and Leasehold Improvements	(112)	(784)	(1,617)
Net Cash Used in Investing Activities	(2,365)	(28,538)	(30,087)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)
Dollars in thousands

	Years Ended December 31,
	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES
Net Income (decrease) in Demand, NOW, Money Market and Savings Accounts	$61,887	$(4,426)	$(4,662)
Net Increase (Decrease) in Time Deposits	(56,106)	19,526	29,031
Proceeds from Borrowings	—	10,000	—
Fractional Share Payments on Stock Dividend	(3)	(3)	(2)
Net Proceeds from Issuance of Common Stock	107	369	88
Net Cash Provided from Financing Activities	5,885	25,466	24,455
Net Increase (Decrease) in Cash and Cash Equivalents	3,787	599	(2,804)
Cash and Cash Equivalents, Beginning of Period	10,635	10,036	12,840
Cash and Cash Equivalents, End of Period	$14,422	$10,635	$10,036
Supplemental Disclosures of Cash Flow Information
Cash Payments for
Interest Paid	$5,131	$7,466	$9,888
Income Taxes	$1,046	$846	$1,072
Real Estate Acquired in Settlement of Loans	$1,092	$908	$—

See accompanying notes to consolidated financial statements.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 1 — Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

American Community Bancorp, Inc. (Company) is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Bank of Evansville (Bank) and the Bank’s wholly owned subsidiary, Banc Realty, LLC (Realty). The Bank provides a full range of banking services to individual and corporate customers in Vanderburgh County, Indiana, including Evansville and the surrounding areas in Southwestern Indiana. The Bank is subject to competition from other financial institutions and non-financial institutions providing financial products and services. The Bank is subject to regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory agencies, including the Indiana Department of Financial Institutions and the Federal Reserve, the Bank’s primary regulator.

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to the predominate practice in the banking industry.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, Bank and Realty. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, valuation of deferred tax assets, other-than-temporary impairments (OTTI) and fair values of financial instruments.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

One or more of the financial institutions holding the Company’s cash accounts are participating in the Federal Deposit Insurance Corporation’s (FDIC) Transaction Account Guarantee Program. Under the program, through June 30, 2010, all non-interest-bearing transaction accounts at these institutions are fully guaranteed by the FDIC for the entire amount in the account.

For financial institutions opting out of the FDIC’s Transaction Account Guarantee Program or interest-bearing cash accounts, the FDIC’s insurance limits increased to $250,000, effective October 3, 2008. The increase in federally insured limits is currently set to expire December 31, 2013. At December 31, 2009, the Company’s cash accounts exceeded federally insured limits by approximately $8,113. This amount is entirely made up of cash held at FHLB and FRB.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 1 — Nature of Operations and Summary of Significant Accounting Policies  – (continued)

Interest-bearing Time Deposits in Banks

Interest-bearing time deposits in banks mature within three years and are carried at cost.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell, but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Effective April 1, 2009, the Company adopted new accounting guidance related to recognition and presentation of OTTI (ASC 320-10). When the Company does not intend to sell a debt security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an OTTI of a debt security in earnings and the remaining portion in other comprehensive income.

Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether OTTI exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 1 — Nature of Operations and Summary of Significant Accounting Policies  – (continued)

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established if the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and borrower, including the length of the delay, reasons for the delay, borrower’s prior payment record and amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, loan’s obtainable market price or fair value of the collateral if the loan is collateral dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group’s historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Buildings and improvements	35 – 40 years
Leasehold improvements	5 – 10 years
Equipment	3 – 7 years
Federal Reserve Bank and Federal Home Loan Bank Stock

FRB and FHLB stock are required investments for institutions that are members of the FRB and FHLB systems. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Bank-owned Life Insurance

The Bank has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 1 — Nature of Operations and Summary of Significant Accounting Policies  – (continued)

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in net income or expense from foreclosed assets.

Stock-based Employee Compensation

At December 31, 2009 and 2008, the Company has a share-based employee compensation plan, which is described more fully in Note 15.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC Topic 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries. The Company files tax returns in the U.S. federal and state jurisdictions. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2006.

Earnings Per Share

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during each period. Diluted earnings per share reflect additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 1 — Nature of Operations and Summary of Significant Accounting Policies  – (continued)

Earnings per share have been adjusted to reflect the 5% stock dividend paid June 8, 2007, the 5% stock dividend paid June 6, 2008, and a 5% stock dividend paid June 11, 2009 and a 5% stock dividend paid June 14, 2010.

	Years Ended December 31,
	2009	2008	2007
Net Income Available to Common Shareholders	$1,204	$1,297	$504
Basic Potential Common Shares
Weighted-average Shares Outstanding	2,103,752	2,078,935	2,056,146
Diluted Potential Common Shares
Stock Options and Stock Warrants Equivalent	37,655	45,472	101,448
Diluted Average Shares Outstanding	2,141,407	2,124,407	2,157,954
Basic Earnings per Share	$0.57	$0.63	$0.25
Diluted Earnings per Share	$0.56	$0.61	$0.24

Stock options for 233,512 and 58,767 shares of common stock were not considered in computing diluted earnings per share for the years ended December 31, 2009 and 2008, respectively, because they were anti-dilutive.

Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 financial statement presentation. These reclassifications had no effect on net income.

NOTE 2 — Restriction on Cash and Due From Banks

The Company is required to maintain reserve funds in cash and/or on deposit with the FRB. The reserve requirement at December 31, 2009 and 2008, was $25.

NOTE 3 — Available-for-Sale Securities

The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2009
U.S. Government Agencies	$9,945	$33	$(22)	$9,956
Mortgage-backed Securities GSE Residential	947	22	—	969
Municipal Bonds	1,507	21	(26)	1,502
Other Debt Securities	999	22	—	1,021
Total	$13,398	$98	$(48)	$13,448
2008
U.S. Government Agencies	$8,002	$81	$—	$8,083
Mortgage-backed Securities GSE Residential	4,382	84	(8)	4,458
Total	$12,384	$165	$(8)	$12,541

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 3 — Available-for-Sale Securities  – (continued)

The amortized cost and fair value of available-for-sale securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$500	$506
One to five years	8,946	8,984
Five to ten years	2,805	2,792
After ten years	200	197
Mortgage-backed securities	947	969
	$13,398	$13,448

Gross gains of $115 were realized for 2009. There were no gains or losses recorded in 2008.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2009 and 2008, were $3,824, and $924 which was 28.4% and 7.4%, respectively of the Company’s available-for-sale investment portfolio. These declines primarily resulted from recent changes in market interest rates.

Management believes the declines in fair value for these securities are temporary. The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and 2008.

At December 31, 2009	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$3,227	$(22)	$—	$—	$3,227	$(22)
Municipal bonds	597	(26)	—	—	597	(26)
	$3,824	$(48)	$—	$—	$3,824	$(48)

At December 31, 2008	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities GSE Residential	$361	$(1)	$563	$(7)	$924	$(8)
Other-Than-Temporary Impairment

Upon acquisition of a security, the Company decides whether it is within the scope of the accounting guidance for beneficial interests in securitized financial assets or will be evaluated for impairment under the accounting guidance for investments in debt and equity securities.

The accounting guidance for beneficial interests in securitized financial assets provides incremental impairment guidance for a subset of the debt securities within the scope of the guidance for investments in debt and equity securities. For securities where the security is a beneficial interest in securitized financial assets, the Company uses the beneficial interests in securitized financial asset impairment model. For securities where the security is not a beneficial interest in securitized financial assets, the Company uses debt and equity securities impairment model.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 3 — Available-for-Sale Securities  – (continued)

The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an OTTI has occurred. Economic models are used to determine whether an OTTI has occurred on these securities. If the Company determines a given security position will be subject to a write-down or loss, the Company records the expected credit loss as a charge to earnings

NOTE 4 — Loans

Categories of loans at December 31 include:

	2009	2008
Residential Real Estate	$29,806	$36,999
Commercial	67,081	74,154
Commercial Real Estate	145,858	137,176
Consumer	1,261	1,580
Home Equity	15,145	13,577
Other	25	20
	259,176	263,506
Net Deferred Loan Fees, Premiums and Discounts	(34)	(51)
Allowance for Loan Losses	(4,516)	(4,351)
Loans, net	$254,626	$259,104

Activity in the allowance for loan losses was as follows:

	2009	2008	2007
Balance, Beginning of Year	$4,351	$3,117	$3,064
Provision for Loan Losses	1,215	1,712	2,607
Loans Charged to Allowance	(1,208)	(509)	(2,554)
Loans Recovered to Allowance	158	31	—
Balance, End of Year	$4,516	$4,351	$3,117

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include non-performing loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 4 — Loans  – (continued)

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. At December 31, 2009, the Company had $2,565 of commercial domestic loans that were modified in troubled debt restructurings and impaired, all of which were performing in accordance with their modified terms.

	December 31
	2009	2008	2007
Impaired Loans for which an Allowance has been Provided	$5,938	$4,161	$347
Impaired Loans for which no Allowance has been Provided	2,732	1,167	1,896
Total loans Determined to be Impaired	$8,670	$5,328	$2,243
Allowance for Loan Losses for Impaired Loans Included in the Allowance for Loan Losses	$1,291	$489	$100
Average Recorded Investment in Impaired Loans	$9,488	$5,014	$2,831
Interest Income Recognized from Impaired Loans	$409	$327	$206
Cash Basis Interest Recognized from Impaired Loans	$214	$233	$219

Loans contractually past due in excess of 90 days and loans classified as non-accrual are summarized as follows:

	December 31
	2009	2008	2007
Loans 90 days Past due and Still Accruing	$8	$—	$274
Non-accrual Loans	6,096	5,328	1,969
	$6,104	$5,328	$2,243

The loan portfolio includes a concentration of loans to lessors of residential and commercial properties amounting to approximately $88,300 and $81,500 at December 31, 2009 and 2008, respectively. These loans are secured by real estate owned by the borrowers and are expected to be repaid from the borrowers’ cash flows or from the proceeds from the sale of selected assets of the borrowers.

NOTE 5 — Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2009	2008
Land	$1,868	$1,839
Buildings and Improvements	6,120	6,164
Equipment	1,941	1,921
Total Premises and Equipment	9,929	9,924
Less: Accumulated Depreciation	(2,752)	(2,426)
Total	$7,177	$7,498

The Company leases space in its headquarters at 4424 Vogel Road to various businesses under several non-cancelable operating leases that expire over the next two years. These leases generally contain renewal options for periods ranging from one to five years. Rental income from these leases was $217, $215 and $194 for the years ended December 31, 2009, 2008 and 2007, respectively and is reported as a reduction to occupancy and equipment expense in the Company’s income statements.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 5 — Premises and Equipment  – (continued)

Future minimum lease amounts to be received under the operating leases discussed above are:

2010	$169
2011	23
Total minimum lease payments	$192

NOTE 6 — Borrowings

Borrowings included the following at December 31:

	2009	2008
Junior Subordinated Debentures	$8,248	$8,248
FHLB Advances	10,000	10,000
	$18,248	$18,248

The junior subordinated debentures were issued to ACB Capital Trust I and ACB Capital Trust II (“Trusts”) on May 6, 2005 and July 15, 2005, respectively. The Trusts are wholly owned by the Company. The junior subordinated debentures are $5,155 due in May 2035 and $3,093 due in July 2035, interest is payable on a quarterly basis based on the 90 day LIBOR plus a specified percentage. Interest rates on the junior subordinated debentures at December 31, 2009, were 2.40% on the $5,155 and 2.12% on the $3,093.

The junior subordinated debentures related to trust preferred securities are classified as borrowings. American Community Bancorp, Inc. guarantees payment of distributions on the trust preferred securities issued by ACB Trust I and ACB Trust II. These securities qualify as Tier I capital (with certain limitations) for regulatory purposes.

The FHLB advances are secured by mortgage loans totaling $25,459 at December 31, 2009. Advances, at interest rates from 1.97% to 2.93% are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of FHLB advances at December 31, 2009, are:

2010	$—
2011	5,000
2012	—
2013	5,000
2014	—
$10,000

In July 2009, the Company established a line of credit in the amount of $5,000 with another financial institution. The rate is floating with prime and the term is 36 months. There are certain covenants that must be met in order to borrow under the line; the Company was in compliance at all times with all of the covenants. The line is secured by 100% of the issued and outstanding shares of Bank of Evansville common stock. There were no borrowings under this line at December 31, 2009, or at any time during the year.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 7 — Interest-bearing Time Deposits

At December 31, 2009, the scheduled maturities of time deposits are as follows:

2010	$65,787
2011	10,401
2012	768
2013	378
2014	15
Total	$77,349

Time deposits of $100 or more totaled $35,148 and $50,458 at December 31, 2009 and 2008, respectively. Also included in time deposits, are brokered deposits of $17,099 and $46,860 as of December 31, 2009 and 2008, respectively.

NOTE 8 — Income Taxes

The provision for income taxes includes these components:

	2009	2008	2007
Taxes Currently Payable	$842	$1,413	$654
Deferred Income Taxes	(54)	(490)	(249)
Income Tax Expense	$788	$923	$405

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2009	2008	2007
Computed at Statutory Rate 34%	$677	$755	$309
Increase (Decrease) Resulting from
State Income Tax, Net of Federal Benefit	89	133	58
Tax-exempt Interest	(12)	—	—
Cash Surrender Value of Life Insurance	(18)	(17)	(16)
Stock Option Expense	32	27	22
Non-deductible Expense	16	15	18
Other	4	10	14
Actual Tax Expense	$788	$923	$405

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 8 — Income Taxes  – (continued)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2009	2008
Deferred Tax Assets
Allowance for Loan Losses	$1,509	$1,486
Net Deferred Loan Fees	13	20
Stock Options	42	42
Reserve for Commitments	22	22
Accrued Payroll	—	11
Non-accrual of Loan Interest	89	55
	1,675	1,636
Deferred Tax Liabilities
Premises and Equipment Basis	(221)	(242)
FHLB Stock Dividends	(10)	(9)
Prepaid Expenses	(39)	(33)
Unrealized Gain on Available-for-Sale Securities	(19)	(62)
Other	—	(1)
	(289)	(347)
Net Deferred Tax Asset	$1,386	$1,289

NOTE 9 — Related Party Transactions

At December 31, 2009 and 2008, the Bank had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties). In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of such loans, as defined, to such related parties were $7,343 and $7,967 at December 31, 2009 and 2008, respectively. Deposits from related parties held by the Bank at December 31, 2009 and 2008, totaled $9,746 and $8,149, respectively.

A summary of the activity of related party loans is as follows:

Balance January 1, 2009	Additions	Changes in Persons Included	Collected	Balance December 31, 2009
$7,967	$18,021	$(1,449)	$(17,196)	$7,343

NOTE 10 — Employee Benefit Plans

The Company maintains a contributory Simple IRA covering substantially all of its employees. Participants may contribute up to $12 in 2009 and $11 in 2008 and 2007 of their compensation to the plan. The Company matches 100% of employee contributions up to 3% of the employee’s compensation. The Company contributed $75, $69 and $65 to the Simple IRA plan for the years ended December 31, 2009, 2008 and 2007, respectively.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 10 — Employee Benefit Plans  – (continued)

In 2006, the Company implemented an equity incentive compensation plan (Plan) for officers and key employees of the Company. The plan permits the grant of stock options and restricted shares to its employees for up to 127,628 shares of common stock. The restricted stock component is accounted for under ASC Topic 718, Accounting for Compensation Arrangements. During 2009 and 2008, there were shares granted totaling 6,306 and 14,510, respectively. Total shares issued and outstanding as of December 31, 2009 and 2008 were 21,832 and 10,974, respectively. As of December 31, 2009, 2008 and 2007, there was $70, $51 and $23 of total compensation expense related to restricted stock.

NOTE 11 — Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Bank’s regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Company and the Bank’s actual capital amounts and ratios are also presented in the following table.

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009
Total Capital (to Risk-Weighted Assets)
Bank of Evansville	$33,732	13.2%	$20,518	8.0%	$25,647	10.0%
Consolidated	$33,934	13.2%	N/A	N/A	N/A	N/A
Tier I Capital (to Risk-Weighted Assets)
Bank of Evansville	$30,509	11.9%	$10,259	4.0%	$15,388	6.0%
Consolidated	$30,281	11.8%	N/A	N/A	N/A	N/A
Tier I Capital (to Average Assets)
Bank of Evansville	$30,509	10.9%	$11,785	4.0%	$14,731	5.0%
Consolidated	$3,0281	10.3%	N/A	N/A	N/A	N/A

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 11 — Capital Requirements  – (continued)

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008
Total Capital (to Risk-Weighted Assets)
Bank of Evansville	$32,202	12.8%	$20,178	8.0%	$25,222	10.0%
Consolidated	$32,476	12.9%	N/A	N/A	N/A	N/A
Tier I Capital (to Risk-Weighted Assets)
Bank of Evansville	$29,033	11.5%	$10,089	4.0%	$15,133	6.0%
Consolidated	$28,410	11.3%	N/A	N/A	N/A	N/A
Tier I Capital (to Average Assets)
Bank of Evansville	$29,033	9.9%	$11,706	4.0%	$14,632	5.0%
Consolidated	$28,410	9.7%	N/A	N/A	N/A	N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2009, approximately $3,791 of retained earnings was available for dividend declaration by the Bank to the Company without prior regulatory approval.

NOTE 12 — Disclosures About Fair Value of Assets and Liabilities

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Available-for-Sale Securities

Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. All securities are classified within Level 2 of the valuation hierarchy.

Third-party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 12 — Disclosures About Fair Value of Assets and Liabilities  – (continued)

exclusively on quoted prices for specific investment securities, but rather relying on the investments securities’ relationship to other benchmark quoted investment securities.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at:

	2009
	Fair Value	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Government Agencies	$9,956	$—	$9,956	$—
Mortgage-backed GSE Residential	$969	$—	$969	$—
State and Political Subdivisions	$1,502	$—	$1,502	$—
Other Debt Securities	$1,021	$—	$1,021	$—

	2008
	Fair Value	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Government Agencies	$8,083	$—	$8,083	$—
Mortgage-backed GSE Residential	$4,458	$—	$4,458	$—

Following is a description of the valuation methodologies used for assets measured at fair value on a non-recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Impaired Loans (Collateral dependent)

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include using the fair value of the collateral for collateral dependent loans.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

Impaired loans that are collateral dependent, are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

Other real estate owned

Other real estate owned is initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations are performed periodically by management and the assets are carried at the lower of carrying amount of fair value less cost to sell.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 12 — Disclosures About Fair Value of Assets and Liabilities  – (continued)

The following table presents the fair value measurements of assets measured at fair value on a non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at:

	2009
	Fair Value	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired Loans (Collateral Dependent)	$7,378	$—	$—	$7,378
Other Real Estate Owned	$983	$—	$—	$983

	2008
	Fair Value	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired Loans (Collateral Dependent)	$4,839	$—	$—	$4,839
Other Real Estate Owned	$269	$—	$—	$269

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.

Cash and Cash Equivalents, Interest-bearing Time Deposits, FRB and FHLB Stock and Interest Receivable

The carrying amount approximates fair value.

Loans

The fair value of loans is estimated by discounting the future cash flows using the market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Interest Payable

The carrying amount approximates fair value.

Borrowings

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 12 — Disclosures About Fair Value of Assets and Liabilities  – (continued)

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The fair values computed were not material.

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and Cash Equivalents	$14,422	$14,422	$10,635	$10,635
Interest-bearing Time Deposits in Banks	$3,732	$3,732	$—	—
Available-for-Sale Securities	$13,448	$13,448	$12,541	$12,541
FHLB and FRB Stock	$1,365	$1,365	$1,269	$1,269
Loans, Net of Allowance for Loan Losses	$254,626	$256,400	$259,104	$268,986
Interest Receivable	$888	$888	$807	$807
Financial Liabilities
Deposits	$260,063	$260,397	$254,282	$255,158
Borrowings	$18,248	$18,621	$18,248	$18,757
Interest Payable	$186	$186	$319	$319

NOTE 13 — Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

Investments

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying balance sheet.

Current Economic Conditions

The current protracted economic decline continues to present financial institutions with circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of certain assets.

As previously disclosed in Note 4, the Company has a concentration of loans collateralized by commercial real estate. Due to national, state and local economic conditions, real estate values have declined significantly, and the market for these properties is depressed. To the extent these loans become/are dependent on the sale of collateral for repayment, the values of the loans recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 13 — Significant Estimates and Concentrations  – (continued)

The accompanying financial statements have been prepared using values and information currently available to the Company. Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and capital that could negatively impact the Company’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

NOTE 14 — Commitments and Credit Risk

Claims and Legal Actions

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal actions, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of any currently outstanding actions or claims.

The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following table summarizes commitments to extend credit and letters of credit at December 31, 2009 and 2008:

		Fair Value Measurements Using
As of December 31, 2009	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates on Fixed Rate Commitments
Commitments to Extend Credit	$42,664	$2,200	$44,864	4.50% – 7.50%
Letters of Credit	1,889	—	1,889

		Fair Value Measurements Using
As of December 31, 2008	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates on Fixed Rate Commitments
Commitments to Extend Credit	$42,781	$6,195	$48,976	3.75% – 8.75%
Letters of Credit	2,321	—	2,321

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments are generally at variable interest rates and generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The customer’s credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property and equipment and residential and commercial real estate.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions and primarily have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral, which may include accounts receivables, inventory, property and equipment and real estate, to support those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 14 — Commitments and Credit Risk  – (continued)

Company could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer.

The Company does not engage in the use of interest rate swaps, or futures, forwards or options contracts.

Employment Agreements

The Company has entered into employment agreements with certain executive officers. The agreements generally call for certain payments to be made to the officers in certain situations and are customary for the industry.

Change in Control — Acceleration of Vesting

In the event of a change in control, as defined, certain stock options would become immediately exercisable. Additionally, certain shares of unvested restricted stock would become vested immediately.

NOTE 15 — Stock Options and Warrants

The Company’s Employee Share Option Plans (the Plans), which our shareholder approved, permit the grant of share options and shares to its employees for up to 255,256 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Option and stock awards generally vest over three to five years of continuous service and have ten-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plans).

The Company has also granted warrants to purchase common stock to those members of the board of directors who are also organizers of the Bank. Directors received warrants to purchase one share of common stock for every two shares purchased in the initial offering. The warrants vest 33% per year over a three-year period beginning on the grant date and expire in 2011. These warrants were 100% vested at December 31, 2009.

During 2003, the Company implemented a stock option plan for the benefit of its directors. A total of 214,415 shares of stock were reserved for grant under the 2003 Stock Option plan (“2003 Plan”). The entire 214,415 options were granted during 2003. The options granted pursuant to the 2003 plan vest at the earlier of five years following the grant date or upon the achievement of certain performance-based conditions relating to the fair market value and the book value of the Company’s common stock. These options were 100% vested at December 31, 2009.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. The expected term of the options for 2007 and 2006 was calculated using the simplified method as defined in SEC Staff Accounting Bulletin No. 107. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. No stock options were granted in 2009 or 2008.

2007
Weighted-average Volatility	21.02%
Expected Dividends	1.25%
Expected Term (in years)	6
Risk-free Rate	3.83%

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 15 — Stock Options and Warrants  – (continued)

A summary of option activity under the Plan as of December 31, 2009 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding, Beginning of Year	410,384	$8.93
Granted	—	—
Exercised	—	—
Forfeited or Expired	1,579	11.73
Outstanding, End of Year	408,805	$8.92	3.2
Exercisable, End of Year	399,441	$8.82	3.1

The weighted average grant date fair value of options granted during 2007 was $3.97. The total intrinsic value of options exercised during the year ended December 31, 2008, was $74. Cash received from the exercise of options or warrants under all share-based payment arrangements for the year ended December 31, 2008 was $259. No options were exercised during 2009 or 2007.

As of December 31, 2009, 2008 and 2007, there was $26, $67 and $129 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. The remaining cost is expected to be recognized during 2010. The total fair value of options vested during the years ended December 31, 2009, 2008 and 2007, was $51, $65 and $53, respectively.

NOTE 16 — Shareholder Equity Transactions

On April 24, 2007, the Company declared a 5% stock dividend on its common stock payable on June 8, 2007, to shareholders of record as of the close of business on May 24, 2007. The stock dividend increased the number of common shares outstanding by 84,721 shares to a total of 1,781,039. All share and per share amounts have been adjusted to reflect this stock dividend.

On April 22, 2008, the Company declared a 5% stock dividend on its common stock payable on June 6, 2008, to shareholders of record as of the close of business on May 22, 2008. The stock dividend increased the number of common shares outstanding by 89,277 shares to a total of 1,878,373. All share and per share amounts have been adjusted to reflect this stock dividend.

On April 28, 2009, the Company declared a 5% stock dividend on its common stock payable on June 11, 2009, to shareholders of record as of the close of business on May 28, 2009. The stock dividend increased the number of common shares outstanding by 96,000 shares to a total of 2,021,185. All share and per share amounts have been adjusted to reflect this stock dividend.

NOTE 17 — Subsequent Events

Subsequent events have been evaluated through March 5, 2010, which is the date the financial statements were available to be issued.

Stock Dividend (unaudited)

On April 27, 2010 the Company declared a 5% stock dividend. The stock dividend was paid on June 14, 2010. The stock dividend has been given retroactive application in the balance sheet, and earnings per share information has been restated to give effect to the dividend.

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 18 — Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

CONDENSED BALANCE SHEETS

	December 31,
	2009	2008
ASSETS
Cash and Due from Banks	$206	$253
Investment in Subsidiaries	30,538	29,128
Other Assets	258	282
Total Assets	$31,002	$29,663
LIABILITIES AND SHAREHOLERS’ EQUITY
Subordinated debentures	$8,248	$8,248
Other Liabilities	13	13
Shareholders’ Equity	22,741	21,402
Total Liabilities and Shareholders’ Equity	$31,002	$29,663

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2009	2008	2007
INCOME – Dividends from Subsidiary	$—	$—	$300
EXPENSES
Interest Expense	238	439	598
Other Operating Expenses	151	119	99
Total Expenses	389	558	697
LOSS BEFORE INCOME TAX AND EQUITY IN UNDISTRIUTED EARNINGS OF SUBSIDIARIES	(389)	(558)	(397)
Federal and State Income Tax Benefit	117	190	251
Equity in Undistributed Earnings of Subsidiaries	1,476	1,665	650
NET INCOME	$1,204	$1,297	$504

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 18 — Condensed Financial Information (Parent Company Only)  – (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$1,204	$1,297	$504
Items not providing cash
Equity in Undistributed Earnings of Subsidiaries	(1,476)	(1,665)	(650)
Change in Other Assets	24	63	1
Change in Other Liabilities	1	(10)	(35)
Stock-based Compensation	95	78	65
Net Cash Used in Operating Activities	(152)	(237)	(115)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital Investment into Bank of Evansville	—	—	(3)
CASH FLOWS FROM FINANCING ACTIVITIES
Net Proceeds from issuance of Common Stock	107	369	87
Fractional Share Payments on Stock Dividend	(2)	(3)	(2)
Net Cash From Financing Activities	105	366	85
Net Change in Cash and Cash Equivalents	(47)	129	(33)
Cash and Cash Equivalents, Beginning of Year	253	124	157
Cash and Cash Equivalents, End of Year	$206	$253	$124

NOTE 19 — Quarterly Financial Data (Unaudited)

The following table represents selected quarterly financial data for the Company:

Quarterly Financial Data (Unaudited) (in thousands except per share amounts) Three Months Ended	December 31	September 30	June 30	March 31
2009
Net Interest Income	$2,418	$2,249	$2,182	$2,016
Net Interest Income, Taxable Equivalent Basis	$2,425	$2,255	$2,187	$2,016
Provision for Loan Losses	$225	$250	$530	$210
Non-Interest Income	$370	$250	$314	$280
Non-Interest Expense	$1,686	$1,680	$1,937	$1,569
Net Income (Loss)	$555	$336	$9	$304
Per Common Share
Basic Earnings per Share	$0.26	$0.16	$—	$0.15
Diluted Earnings per Share	$0.26	$0.15	$—	$0.15
Dividend Declared	—	—	—	—

AMERICAN COMMUNITY BANCORP, INC.

Notes to the Consolidated Financial Statements
Dollars in thousands, except share and per share data

NOTE 19 — Quarterly Financial Data (Unaudited)  – (continued)

Quarterly Financial Data (Unaudited) (in thousands except per share amounts) Three Months Ended	December 31	September 30	June 30	March 31
2008
Net Interest Income	$2,082	$2,320	$2,339	$2,069
Net Interest Income, Taxable Equivalent Basis	$2,082	$2,320	$2,339	$2,069
Provision for Loan Losses	$870	$345	$267	$230
Non-Interest Income	$147	$1,085	$395	$396
Non-Interest Expense	$1,642	$1,965	$1,673	$1,620
Net Income (Loss)	$(181)	$643	$473	$362
Per Common Share
Basic Earnings per Share	$(0.09)	$0.31	$0.23	$0.18
Diluted Earnings per Share	$(0.08)	$0.30	$0.21	$0.18
Dividend Declared	—	—	—	—

AMERICAN COMMUNITY BANCORP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands except share and per share data)

	September 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Cash and Due from Banks	$11,292	$11,166
Federal Funds Sold	14,923	3,256
Cash and Cash Equivalents	26,215	14,422
Interest-bearing Time Deposits in Other Banks	13,145	3,732
Available-for-Sale Securities	29,786	13,448
Loans	242,855	259,176
Less: Unearned Income	(3)	(34)
Allowance for Loan Losses	(3,606)	(4,516)
Loans, Net	239,246	254,626
Premises and Equipment	7,086	7,177
Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) Stock	1,365	1,365
Interest Receivable	844	888
Bank-owned Life Insurance	3,305	1,247
Foreclosed Assets Held for Sale	1,402	983
Prepaid FDIC Assessment	1,589	1,997
Deferred Income Taxes	1,335	1,386
Other Assets	640	560
TOTAL ASSETS	$325,958	$301,831
LIABILITIES
Deposits
Demand	$28,209	$32,158
Savings, NOW and Money Market	200,079	150,556
Time	54,145	77,349
Total Deposits	282,433	260,063
Borrowings	18,248	18,248
Interest Payable	175	186
Accrued Expenses and Other Liabilities	901	593
TOTAL LIABILITIES	301,757	279,090
Commitments and Contingencies	—	—
SHAREHOLDERS’ EQUITY
Common Stock, no par value, 3,000,000 shares authorized; shares issued and outstanding 2010 – 2,177,850 and 2009 – 2,122,244 at amount paid in	23,346	21,814
Undivided Profits	724	897
Accumulated Other Comprehensive Income	131	30
TOTAL SHAREHOLDERS’ EQUITY	24,201	22,741
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$325,958	$301,831

See accompanying notes to condensed consolidated financial statements.

AMERICAN COMMUNITY BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(unaudited, dollars in thousands except share and per share data)

	Nine Months Ended September 30,
	2010	2009
INTEREST INCOME
Interest and Fees on Loans	$9,984	$9,972
Securities
U.S. Government Agencies and Corporations	243	245
State, County and Municipal Bonds	41	20
Other	60	52
Federal Funds Sold	21	1
Deposits with Other Banks	130	25
TOTAL INTEREST INCOME	10,479	10,315
INTEREST EXPENSE
Deposits	3,061	3,488
Federal Funds Purchased	1	3
Borrowings	331	376
TOTAL INTEREST EXPENSE	3,393	3,867
NET INTEREST INCOME	7,086	6,448
Provision for Loan Losses	1,100	990
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,986	5,458
OTHER INCOME
Service Charges on Deposit Accounts	223	252
Gain on Sale of Loans	416	436
Loss on Sale of Other Real Estate	(127)	(5)
Bank-owned Life Insurance	63	39
Other	170	121
TOTAL OTHER INCOME	745	843
OTHER EXPENSE
Salaries and Benefits	2,843	2,679
Occupancy and equipment, net	292	289
Furniture and Equipment Expense	185	222
Marketing	45	61
Data Processing	356	336
Supplies, Postage and Printing	52	50
Legal and Professional	305	424
Deposit Insurance Premiums	437	541
Other	866	584
TOTAL OTHER EXPENSE	5,381	5,186
Income Before Income Taxes	1,350	1,115
Income Taxes	475	467
NET INCOME	$875	$648
Other Comprehensive Income, Net of tax
Unrealized Holding Gains on Available-for-Sale Securities	$101	$41
COMPREHENSIVE INCOME	$976	$689
Basic Earnings per Share	$0.41	$0.31
Diluted Earnings per Share	$0.41	$0.30

See accompanying notes to condensed consolidated financial statements.

AMERICAN COMMUNITY BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, dollars in thousands)

	Nine Months Ended September 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$875	$648
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	301	327
Stock-based Compensation	65	48
Amortization of Premiums and Discounts on Available-for-Sale Securities	42	20
Deferred Income Taxes	(3)	(73)
Provision for Loan Losses	1,100	990
Loss on Sale of Foreclosed Assets	127	5
Provision for Losses on Foreclosed Assets	50	29
Gain on Sale of Loans	(416)	(436)
Increase in Cash Surrender Value of Life Insurance	(1,650)	(34)
Changes in
Interest Receivable and Other Assets	(35)	(154)
Interest Payable and Other Liabilities	298	64
Net Cash Provided by Operating Activities before Loan Origination and Sales	754	1,434
Proceeds from Sale of Loans	30,957	36,616
Loans Originated for Sale	(30,541)	(36,180)
Net Cash Provided by Operating Activities	1,170	1,870
CASH FLOWS FROM INVESTING ACTIVITIES
Net Change in Interest-bearing Time Deposits	(9,413)	(2,487)
Net Change in Loans	13,584	5,453
Purchase of FHLB Stock	—	(95)
Purchase of Available-for-Sale Securities	(32,630)	(8,277)
Proceeds from Maturities (including calls and prepayments) of available-for-sale securities	16,404	8,566
Proceeds from sales of available-for-sale securities	—	487
Proceeds from the Sale of Foreclosed Assets	100	269
Proceeds from the Sale of Premises, Equipment and Leasehold Improvements	(211)	(82)
Net Cash Provided by (Used in) Investing Activities	(12,166)	3,834

See accompanying notes to condensed consolidated financial statements.

AMERICAN COMMUNITY BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, dollars in thousands)

	Nine Months Ended September 30,
	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES
Net Change in Demand, NOW, Money Market and Savings Accounts	$45,574	$57,337
Net Change in Time Deposits	(23,205)	(51,423)
Fractional Share Payments on Stock Dividend	(1)	(3)
Net Proceeds from Issuance of Common Stock	421	131
Net Cash Provided from Financing Activities	22,789	6,042
Net Increase in Cash and Cash Equivalents	11,793	11,746
Cash and Cash Equivalents, Beginning of Period	14,422	10,635
Cash and Cash Equivalents, End of Period	$26,215	$22,381
Supplemental Disclosures of Cash Flow Information
Cash Payments for
Interest Paid	$3,404	$3,998
Income Taxes, Net of Refunds	$721	$534
Real Estate Acquired in Settlement of Loans	$841	$109
Loans to Facilitate the Sale of Foreclosed Assets	$145	$75

See accompanying notes to condensed consolidated financial statements.

AMERICAN COMMUNITY BANCORP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(unaudited, dollars in thousands except share and per share data)

Note 1 — Basis of Presentation

American Community Bancorp, Inc. operates in the banking industry. The accounting and reporting policies of American Community Bancorp, Inc. and its subsidiaries conform to U.S. generally accepted accounting principles. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods reported have been included in the accompanying unaudited consolidated financial statements, and all such adjustments are of a normal recurring nature. Certain prior year amounts have been reclassified to conform with current classifications. It is suggested that these consolidated financial statements and notes be read in conjunction with the financial statements and notes thereto in the American Community Bancorp, Inc. December 31, 2009 Annual Report.

Note 2 — Earnings Per Share

The computations of Earnings per Share and Diluted Earnings per Share are as follows:

	Nine Months Ended September 30,
	2010	2009
Net Income Available to Common Shareholders	$875	$648
Basic Potential Common Shares Weighted-average Shares Outstanding	2,123,575	2,103,419
Diluted Potential Common Shares Stock Options and Stock Warrants Equivalent	35,001	45,457
Diluted Average Shares Outstanding	2,158,576	2,148,876
Basic Earnings per Share	$0.41	$0.31
Diluted Earnings per Share	$0.41	$0.30

Stock options for 68,571 and 65,424 shares of common stock were not considered in computing diluted earnings per share for the nine months ended September 30, 2010 and 2009, respectively, because they were anti-dilutive.

Earnings per share and anti-dilutive shares have been adjusted to reflect the 5% stock dividend paid June 9, 2006, the 5% stock dividend paid June 8, 2007, the 5% stock dividend paid June 6, 2008, the 5% stock dividend paid June 11, 2009, and the 5% stock dividend paid June 14, 2010.

AMERICAN COMMUNITY BANCORP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(unaudited, dollars in thousands except share and per share data)

Note 3 — Securities

The amortized cost, unrealized gross gains and losses recognized in accumulated other comprehensive income (loss), and fair value of Securities Available-for-Sale at September 30, 2010 and December 31, 2009, were as follows:

Securities Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2010
U.S. Government Agencies	$26,274	$108	$(6)	$26,376
Municipal Bonds	1,749	62	(5)	1,806
Mortgage-backed Securities – GSE Residential	559	22	—	581
Other Debt Securities	1,000	23	—	1,023
Total	$29,582	$215	$(11)	$29,786
December 31, 2009
U.S. Government Agencies	$9,945	$33	$(22)	$9,956
Municipal Bonds	1,507	21	(26)	1,502
Mortgage-backed Securities – GSE Residential	947	22	—	969
Other Debt Securities	999	22	—	1,021
Total	$13,398	$98	$(48)	$13,448

All mortgage-backed securities in the above table are residential mortgage-backed securities and guaranteed by government sponsored entities.

The amortized cost and fair value of Securities at September 30, 2010 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay certain obligations with or without call or prepayment penalties. Mortgage-backed and Equity Securities are not due at a single maturity date and are shown separately.

Securities Available-for-Sale	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due after one year through five years	17,950	18,015
Due after five years through ten years	9,294	9,383
Due after ten years	779	784
Mortgage-backed Securities – GSE Residential	559	581
Other Debt Securities	1,000	1,023
Total	$29,582	29,786

AMERICAN COMMUNITY BANCORP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(unaudited, dollars in thousands except share and per share data)

Note 3 — Securities – (continued)

Below is a summary of securities with unrealized losses as of September 30, 2010 and December 31, 2009, presented by length of time the securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
At September 30, 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and Agency Securities	$6,494	$(6)	$—	$—	$6,494	$(6)
Obligations of State and Political Subdivisions	413	(5)	—	—	413	(5)
Mortgage-backed Securities – Residential	—	—	—	—	—	—
Other Debt Securities	—	—	—	—	—	—
Total	$6,907	$(11)	$—	$—	$6,907	$(11)

	Less than 12 Months		12 Months or More		Total
At December 31, 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and Agency Securities	$3,227	$(22)	$—	$—	$3,227	$(22)
Obligations of State and Political Subdivisions	597	(26)	—	—	597	(26)
Mortgage-backed Securities – Residential	—	—	—	—	—	—
Other Debt Securities	—	—	—	—	—	—
Total	$3,824	$(48)	$—	$—	$3,824	$(48)

Securities are written down to fair value when a decline in fair value is not considered temporary. In estimating other-than-temporary losses, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The Company has not identified any securities that would be considered other-than-temporarily impaired. All mortgage-backed securities in the Company’s portfolio are guaranteed by government sponsored entities, are investment grade and are performing as expected. The Company’s equity securities consist of non-controlling investments in other banking organizations.

AMERICAN COMMUNITY BANCORP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(unaudited, dollars in thousands except share and per share data)

Note 3 — Securities – (continued)

Proceeds from the sales of Available-for-Sale Securities are summarized below:

	Nine Months Ended September 30,
	2010	2009
Proceeds from Sales and Calls	$15,520	$2,255
Gross Gains on Sales and Calls	—	—
Income Taxes on Gross Gains	—	—

Note 4 — Loans

Total loans, as presented on the balance sheet, are comprised of the following classifications:

	September 30, 2010	December 31, 2009
Residential Real Estate	$28,977	$29,806
Commercial	62,320	67,081
Commercial Real Estate	136,113	145,858
Consumer	1,028	1,261
Home Equity	14,394	15,145
Other	23	25
Total Loans	242,855	259,176
Net Deferred Loan Fees, Premiums and Discounts	(3)	(34)
Allowance for Loan Losses	(3,606)	(4,516)
Loans, Net	$239,246	$254,626

Information Regarding Impaired Loans:

	September 30, 2010	December 31, 2009
Impaired Loans for which an Allowance has been Allocated	$1,826	$5,938
Impaired Loans with no Allowance for Loan Losses Allocated	$3,192	$2,732
Amount of Allowance Allocated to Impaired Loans	$319	$1,291

Note 5 — Allowance for Loan Losses

A summary of the activity in the Allowance for Loan Losses follows:

	September 30, 2010	September 30, 2009
Balance as of January 1	$4,516	$4,351
Provision for Loan Losses	1,100	990
Loans Charged to Allowance	(2,115)	(645)
Loans Recovered to Allowance	105	156
Balance as of September 30	$3,606	$4,852

AMERICAN COMMUNITY BANCORP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(unaudited, dollars in thousands except share and per share data)

Note 6 — Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Impaired Loans: Values for collateral dependent loans are generally based on appraisals obtained from licensed real estate appraisers and in certain circumstances consideration of offers obtained to purchase properties prior to foreclosure. Appraisals for commercial real estate generally use three methods to derive value: cost, sales or market comparison and income approach. The cost method bases value in the cost to replace the current property. Value of market comparison approach evaluates the sales price of similar properties in the same market area. The income approach considers net operating income generated by the property and an investors’ required return. Adjustments are routinely made in the appraisal process to adjust for differences between the comparable sale and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate (ORE) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third-party appraisals of the property utilizing similar techniques as discussed above for Impaired Loans, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, impairment loss is recognized.

AMERICAN COMMUNITY BANCORP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(unaudited, dollars in thousands except share and per share data)

Note 6 — Fair Value – (continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at September 30, 2010 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
U.S. Government Agencies	$26,376	$—	$26,376	$—
Mortgage-backed Securities – GSE Residential	$581	$—	$581	$—
Municipal Bonds	$1,806	$—	$1,806	$—
Other Debt Securities	$1,023	$—	$1,023	$—

		Fair Value Measurements at December 31, 2009 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
U.S. Government Agencies	$9,956	$—	$9,956	$—
Mortgage-backed Securities – GSE Residential	$969	$—	$969	$—
Municipal Bonds	$1,502	$—	$1,502	$—
Other Debt Securities	$1,021	$—	$1,021	$—
Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at September 30, 2010 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired Loans (Collateral Dependent)	$2,346	$—	$—	$2,346
Foreclosed Assets Held for Sale	$725	$—	$—	$725

		Fair Value Measurements at December 31, 2009 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired Loans (Collateral Dependent)	$7,378	$—	$—	$7,378
Foreclosed Assets Held for Sale	$983	$—	$—	$983

AMERICAN COMMUNITY BANCORP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(unaudited, dollars in thousands except share and per share data)

Note 6 — Fair Value – (continued)

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $2,540. Fair value adjustments on the loans resulted in an additional provision for loan losses of $819 for the nine months ended September 30, 2010. Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $8,669 with a valuation allowance of $1,291, resulting in an additional provision for loan losses of $1,082 for the year ended December 31, 2009.

Other Real Estate which is measured at the lower of carrying or fair value less costs to sell had a carrying amount of $983 at December 31, 2009, resulting in a write-down of $29 for the year ended December 31, 2009.

The estimated fair values of the Company’s financial instruments not previously presented are provided in the table below. Not all of the Company’s assets and liabilities are considered financial instruments, and therefore are not included in the table. Because no active market exists for a significant portion of the Company’s financial instruments, fair value estimates were based on subjective judgments, and therefore cannot be determined with precision.

	September 30, 2010			December 31, 2009
	Carrying Amount	Fair Value		Carrying Amount	Fair Value
Financial Assets
Cash and Cash Equivalents	$26,215		$26,215	$14,422	$14,422
Interest-bearing Time Deposits in Banks	$13,145		$13,145	$3,732	$3,732
Available-for-Sale Securities	$29,786		$29,786	$13,448	$13,448
FHLB and FRB Stock	$1,365		$1,365	$1,365	$1,365
Loans, Net of Allowance for Loan Losses	$239,246		$242,756	$254,626	$256,400
Interest Receivable	$844		$844	$888	$888
Financial Liabilities
Deposits	$282,433		$282,701	$260,063	$260,397
Borrowings	$18,248	$		$18,248	$18,621
Interest Payable	$175		$175	$186	$186

The fair value for cash and short-term investments and accrued interest receivable is estimated to be equal to their carrying value. The fair values of securities held to maturity are based on quoted market prices or dealer quotes, if available, or by using quoted market prices for similar instruments. The fair value of loans are estimated by discounting future cash flows using the current rates at which similar loans would be made for the average remaining maturities. It was not practicable to determine the fair value of FHLB stock and other restricted stock due to restrictions placed on its transferability. The fair value of demand deposits, savings accounts, money market deposits, short-term borrowings and accrued interest payable is the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits and long-term borrowings are estimated using the rates currently offered on these instruments for similar remaining maturities. Commitments to extend credit and standby letters of credit are generally short-term or variable rate with minimal fees charged. These instruments have no carrying value, and the fair value is not significant. The fair value of commitments to sell loans is the cost or benefit of settling the commitments with the counter-party at the reporting date. At September 30, 2010 and December 31, 2009, none of the Company’s commitments to sell loans were mandatory, and there is no cost or benefit to settle these commitments.

AMERICAN COMMUNITY BANCORP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(unaudited, dollars in thousands except share and per share data)

Note 7 — New Accounting Pronouncements

On June 12, 2009, the FASB issued new guidance impacting FASB ASC 860, Transfers and Servicing. The new guidance amends ASC 860, and will require more information about transfers of financial assets, including securitization transactions and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new standard was effective January 1, 2010. The adoption of this standard did not have a material effect on the Company’s consolidated results of operations or financial position.

On June 12, 2009, the FASB issued new guidance impacting FASB ASC 810-10, Consolidation (Statement No. 167 amends FIN 46(R)). The new guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with a qualitative approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity (VIE) that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Unlike previous guidance, this Statement requires ongoing reconsideration of whether (1) an entity is a VIE and (2) an enterprise is the primary beneficiary of a VIE. It is expected that the amendments will result in more entities consolidating VIEs that previously were not consolidated. This new guidance will also require additional disclosures about the Company’s involvement in variable interest entities. This new guidance was effective January 1, 2010. The adoption of this standard did not have a material effect on the Company’s consolidated results of operations or financial position.

In July 2010, the FASB released ASU 2010-20, Receivables (Topic 310): Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The standard will help investors assess the credit risk of a company’s receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures. Companies will be required to provide more information about the credit quality of their financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure. The standard will require the Company to expand disclosures about the credit quality of our loans and the related reserves against them. The additional disclosures will include details on our past due loans, credit quality indicators and modifications of loans. The Company will adopt the standard beginning with our December 31, 2010, financial statements.

AGREEMENT AND PLAN OF REORGANIZATION

by and among

AMERICAN COMMUNITY BANCORP, INC.,
an Indiana corporation,

BANK OF EVANSVILLE,
an Indiana banking corporation,

GERMAN AMERICAN BANCORP, INC.
an Indiana corporation,

and

GERMAN AMERICAN BANCORP
an Indiana banking corporation

October 4, 2010

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made October 4, 2010, by and among AMERICAN COMMUNITY BANCORP, INC., an Indiana corporation (“ACBP”), BANK OF EVANSVILLE, an Indiana banking corporation (“Bank of Evansville”), GERMAN AMERICAN BANCORP, INC., an Indiana corporation (“GABC”), and GERMAN AMERICAN BANCORP, an Indiana banking corporation (“German American”).

Recitals

A. ACBP is a corporation duly organized and existing under the Indiana Business Corporation Law (“IBCL”) that is duly registered with the Board of Governors of the Federal Reserve System (“FRB”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). ACBP owns all of the outstanding capital stock of Bank of Evansville, which is duly organized and existing as a bank under the Indiana Financial Institutions Act (“IFIA”) and operates three banking offices in Vanderburgh County, Indiana.

B. GABC is a corporation duly organized and existing under the IBCL that is duly registered with the FRB as a bank holding company under the BHC Act. GABC owns all of the outstanding capital stock of German American, which is duly organized as a bank under the IFIA and operates 30 banking offices in 12 contiguous counties in southern Indiana.

C. The parties desire to effect transactions whereby, in consideration of the issuance of shares of common stock, without par value, of GABC (such shares being hereafter referred to as “GABC Common”) to the shareholders of ACBP and the payment of other consideration specified by this Agreement, ACBP will be merged with and into GABC and, immediately thereafter, Bank of Evansville will be merged with and into German American (the “Mergers”).

D. After having consulted with their respective legal and financial advisors concerning the requirements of Indiana law with respect to Mergers such as those contemplated by this Agreement, and the terms and conditions hereof, and having considered and weighed as they deem appropriate (as expressly contemplated by Indiana law) the interests of the multiple constituencies served by their respective corporate organizations (including, but (as expressly contemplated by Indiana law) not limited to, the interests of the shareholders of each of their organizations), the boards of directors of each of the parties hereto have determined that the execution and delivery of this Agreement by their corporate entity, and the consummation of the Mergers contemplated herein, are in the best interests of each of their corporate organizations.

E. The parties intend for the Mergers to qualify as a reorganization within the meaning of Section 368 and related sections of the Internal Revenue Code of 1986, as amended, and agree to cooperate and take such actions as may be reasonably necessary to assure such result.

Agreements

In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows:

ARTICLE I.

TERMS OF THE MERGERS & CLOSING

Section 1.01. The Holding Company Merger.  Pursuant to the terms and provisions of this Agreement, the IBCL and the Plan of Merger attached hereto as Appendix A and incorporated herein by this reference (the “Holding Company Plan of Merger”), ACBP shall merge with and into GABC (the “Holding Company Merger”). ACBP shall be the “Merging Corporation” in the Holding Company Merger and its corporate identity and existence, separate and apart from GABC, shall cease on consummation of the Holding Company Merger. GABC shall be the “Surviving Corporation” in the Holding Company Merger, and its name shall not be changed pursuant to the Holding Company Merger.

Section 1.02. Effect of the Holding Company Merger.  The Holding Company Merger shall have all the effects provided by the IBCL.

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Section 1.03. The Holding Company Merger — Conversion of Shares.

(a) At such time as shall be specified (as determined in accordance with Section 1.08 of this Agreement) as the effective time of the Holding Company Merger by articles of merger filed under the IBCL (the “Holding Company Articles of Merger”) with the Indiana Secretary of State (the “Effective Time”), all of the shares of common stock, no par value, of ACBP (“ACBP Common”) that immediately prior to the Effective Time are issued and outstanding (other than Dissenting Shares, as defined by Section 1.03(i) and ACBP Common held of record by GABC) shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted in accordance with subsection (b) of this Section 1.03 into the right to receive (i) a cash payment in the amount determined by Section 1.03(b)(i) (if the amount determined in accordance with Section 1.03(b)(i) is a positive number), and (ii) newly-issued shares of GABC Common in the amount determined in accordance with Section 1.03(b)(ii) (together, such cash and GABC Common are sometimes referred to in this Agreement as the “Merger Consideration”) pursuant to this Section 1.03. The shares of ACBP Common that are issued and outstanding but held of record by GABC immediately prior to the Effective Time shall be cancelled at the Effective Time and not converted into Merger Consideration at the Effective Time.

(b) Each record holder of ACBP Common (other than a holder of Dissenting Shares and other than GABC in respect of the ACBP Common held of record by it) immediately prior to the Effective Time shall be entitled to receive from GABC for each of such holder’s shares of ACBP Common then held of record by such record holder:

(i) a cash payment in the amount equal to “A” minus “B”, where “A” equals $2.00, and where “B” equals the per share amount of any Special 2010 Cash Dividend (as defined in Section 4.06) paid by ACBP to holders of ACBP Common before December 31, 2010, as permitted by Section 4.06, and

(ii) a number of newly-issued shares of GABC Common equal to the Exchange Ratio (which Exchange Ratio shall be 0.725, subject to adjustment in accordance with the provisions of Section 1.03(h)).

(c) Any outstanding options to purchase ACBP Common granted by ACBP (or granted by Bank of Evansville, N.A., the national banking association that was the predecessor of Bank of Evansville, but that were subsequently assumed by ACBP) under ACBP’s stock option plans (“Options”) or outstanding warrants that were issued by Bank of Evansville, N.A., in connection with its founding (subsequently assumed by ACBP) to purchase shares of ACBP Common (“Warrants”) that have not been validly exercised (or surrendered for cancellation before the Closing Date pursuant to clause (iv) hereof) on or before the Effective Time, whether then vested or unvested (“Cancelled Rights”) shall, at the Effective Time, be deemed to have been cancelled, and shall no longer be deemed to represent the right to receive shares of ACBP Common on any terms or conditions, and shall not be converted into the right to receive shares of GABC Common or other equity-based compensation pursuant to the Merger. Such Cancelled Rights shall thereafter represent only the right to receive the consideration (if any) payable to holders of Cancelled Rights (the “Cancellation Consideration”) that is determined in accordance with this subsection (c).

(i) At and after the Effective Time, each Cancelled Right shall represent solely the right of the holder(s) thereof to receive, subject to compliance by the holders thereof with this Section 1.03(c), Cancellation Consideration (if any) consisting of a cash payment (in the amount, if any, determined under Section 1.03(c)(ii)) (the “Cancellation Payment”).

(ii) The Cancellation Payment shall be computed separately with respect to each ACBP Common share covered by a Cancelled Right, and for each such underlying covered share shall equal the sum (but only if such sum is a positive figure; no cash amount is payable by the holder or by German American in respect of a negative sum) (less any applicable withholding taxes) of:

(A) $2.00, plus

(B) the dollar amount that is obtained by multiplying (x) the Exchange Ratio by (y) the Final VWAP (as defined in Section 1.03(e)), minus

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(C) the exercise price for such underlying ACBP Common share specified by such Cancelled Right.

(iii) As a condition to its obligation to pay or deliver the Cancellation Consideration to any holder of Cancelled Rights pursuant to this Section 1.03(c), GABC shall be entitled to require from each such holder an agreement, in the form attached hereto as Appendix C, agreeing to accept such Cancellation Consideration in complete cancellation, satisfaction and release of all claims of such holder in respect thereof (the “Cancellation Agreement”) plus the surrender of the original certificate or agreement evidencing such unexercised Warrants or Options (or in lieu thereof a lost certificate affidavit and indemnity agreement and surety bond) (the “Cancellation Documentation”). It shall be a condition of payment and delivery of the Cancellation Consideration that the Cancellation Agreement shall be properly executed and that the underlying certificate or agreement that evidences the Cancelled Right shall be properly endorsed or otherwise in proper form for transfer and cancellation. GABC reserves the right in all cases to require that a surety bond on terms and in an amount satisfactory to GABC be provided to GABC at the expense of the holder of the Cancelled Right in the event that such holder claims loss of the certificate or agreement that evidences a Cancelled Right and requests that GABC waive the requirement for surrender of such instrument.

(iv) If and to the extent that, prior to 5:00 P.M. Evansville time on the trading day immediately preceding the Closing Date, any holder of Cancelled Rights shall deliver a duly executed Cancellation Agreement and all required Cancellation Documentation to GABC, then GABC shall on the Closing Date pay and deliver the Cancellation Consideration (with any Cancellation Payment being paid, at the election of such holder, by check dated the Closing Date or by wire transfer initiated on the Closing Date) in respect of such Cancelled Rights. If for any reason, following the payment by GABC of the Cancellation Consideration on the Closing Date, the Holding Company Articles of Merger are not delivered to or filed with the Indiana Secretary of State or the Effective Time of the Merger does not for any other reason occur at the time specified by the Holding Company Articles of Merger that are executed at the Closing, then, at GABC’s request, ACBP shall issue to GABC a subordinated debenture, in the principal amount of such Cancellation Consideration so paid by GABC, dated the date of the Closing Date, and having payment and other terms and conditions that are the same as the subordinated debenture that is contingently issuable by ACBP to GABC under certain circumstances that are specified by Section 5.10. If and to the extent that any holder of Cancelled Rights has not timely delivered the Cancellation Agreement and the Cancellation Documentation to GABC by the time specified by the preceding sentence, then GABC shall have no obligation to any such holder in respect of the Cancelled Rights on the Closing Date or at any subsequent time prior to the Effective Time, but GABC shall be required to pay and deliver promptly the Cancellation Consideration (without interest) to any such holder upon the delivery of such Cancellation Agreement and Cancellation Documentation to GABC at the principal offices of GABC in Jasper, Indiana, on any trading day after the date on which the Effective Time occurs, subject to applicable unclaimed property laws.

(d) The shares of GABC Common issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of GABC.

(e) No fractional shares of GABC Common shall be issued and, in lieu thereof, holders of shares of ACBP Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of ACBP Common held by such holder) shall be paid an amount in cash equal to the product of such fraction multiplied by the Final VWAP. As used in this Agreement, the term “Final VWAP” means the volume weighted average price per share of GABC Common, rounded to the nearest cent, during the period of 20 consecutive trading days in which such shares are traded on The Nasdaq Stock Market ending at the end of the day that is the third day immediately preceding the Closing Date. For this purpose, the Final VWAP shall be calculated using the default criteria for the function known as “Bloomberg VWAP” of the AQR function for GABC Common Stock on the automated quote and analytical system distributed by Bloomberg Financial LP.

(f) At the Effective Time, each share of ACBP Common, if any, held in the treasury of ACBP or by any direct or indirect subsidiary of ACBP (other than shares held in trust accounts for the benefit of others or in

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other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(g) At the Effective Time, all of the outstanding shares of ACBP Common, by virtue of the Holding Company Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of ACBP Common (“Certificates”) shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the cash payment and the certificates for the shares of GABC Common upon the surrender of such Certificate or Certificates to which such holder may be entitled in accordance with Section 1.07 or in the case of Dissenting Shares, the right to receive such consideration as may be determined to be due to a Dissenting Shareholder (as defined below) pursuant to the IBCL.

(h) If (i) GABC shall hereafter declare a stock dividend or other distribution of property or securities (other than a regular cash dividend) upon the GABC Common or shall subdivide, split up, reclassify or combine the GABC Common, and (ii) the record date for such transaction is prior to the date on which the Effective Time occurs, appropriate adjustment or adjustments will be made to the Exchange Ratio.

(i) If any holders of ACBP Common notify ACBP, before the vote is taken of ACBP’s shareholders on the question of approval of the Holding Company Merger, of their intent to demand payment for their shares of ACBP Common under IC 23-1-44 if the Holding Company Merger is effectuated and do not vote in favor of the Holding Company Merger (“Dissenting Shareholders”), then any shares of ACBP Common held by such Dissenting Shareholders (“Dissenting Shares”) shall not be converted as described in this Section 1.03 at the Effective Time but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due to such Dissenting Shareholders pursuant to the IBCL; provided, however, that each Dissenting Shareholder who does not, after the Effective Time, timely take all additional actions required by IC 23-1-44 in order to be eligible to demand payment with respect to such holder’s ACBP Common shall, as of the date of such failure to have taken such actions on a timely basis, be deemed to have voted in favor of the Holding Company Merger and accordingly no longer to be a Dissenting Shareholder, and such holder’s shares of ACBP Common shall thereupon no longer be deemed to be Dissenting Shares and shall be deemed to have been exchanged at the Effective Time into the right to receive (without interest) the Merger Consideration. Anything in this Section 1.03(i) or Section 6.01(i) to the contrary notwithstanding, (1) in no event shall any shares of ACBP Common owned of record or beneficially by Jack A. Strassweg or any of his affiliates (including without limitation Four S Properties, LLC) be considered Dissenting Shares for purposes of Section 6.01(i), regardless of whether such person or entity(ies) shall have properly taken any of the actions described in this Section 1.03(i), and (2) GABC shall not take any action, or permit any of its affiliates to take any action, that would cause GABC or any of its affiliates to be a Dissenting Shareholder or otherwise hold Dissenting Shares for purposes of this Section 1.03(i) or Section 6.01(i).

Section 1.04. The Holding Company Merger — Cancellation of Options and Warrants.  To the extent that, immediately prior to the Effective Time, there are (even though ACBP has represented and warranted pursuant to Section 2.01(e) that there are at the time of this Agreement no such rights, and that none will be created during the term of this Agreement) any outstanding stock options or warrants or other rights to purchase securities issued by ACBP (whether to employees or directors of Bank of Evansville or others) other than the Cancelled Rights that are described by Section 1.03(c) (such rights to purchase, other than the Cancelled Rights, are referred to herein as the “Unscheduled Purchase Rights”), such Unscheduled Purchase Rights shall as of the Effective Time be deemed to be cancelled (and any and all stock option plans or warrant purchase agreements or other arrangements under which such Unscheduled Purchase Rights shall have been issued shall at such time be deemed terminated), and ACBP shall not accept any purported notice of exercise of any such Unscheduled Purchase Right after the close of business on the Closing Date but shall promptly notify GABC of any such purported notice. GABC shall have no obligation to any employee, director, agent or other person claiming by or through ACBP or its predecessor in interest with respect to any claim arising in respect of any such Unscheduled Purchase Right (or plan or arrangement).

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Section 1.05. The Bank Merger.  Bank of Evansville and ACBP shall take all action necessary and appropriate, including entering into an agreement and plan of merger (the “Bank Merger Agreement” and collectively with the Holding Company Plan of Merger, the “Plans of Merger”) substantially in the form attached hereto as Appendix B, to cause Bank of Evansville to merge with and into German American (the “Bank Merger”) in accordance with all applicable laws and regulations, effective immediately after the Effective Time of the Holding Company Merger.

Section 1.06. The Closing.  Subject to Section 1.08, the closing of the Mergers (the “Closing”) shall take place on such date (and at such time and at such place) as is determined in accordance with Section 1.08.

Section 1.07. Exchange Procedures; Surrender of Certificates.

(a) On or before the Closing Date, GABC shall appoint a third party exchange agent reasonably satisfactory to ACBP for the surrender of Certificates formerly representing ACBP Common in exchange for the Merger Consideration following the Effective Time (such agent is referred to herein as the “Exchange Agent”). On the Closing Date, GABC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the ACBP shareholders, for exchange in accordance with this Agreement following the Effective Time, the Merger Consideration consisting of an omnibus certificate registered in the name of the Exchange Agent (in its agency capacity), dated the date of the Effective Time, for the maximum number of shares of GABC Common that holders of ACBP Common are entitled to receive after the Effective Time, and an amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Agreement after the Effective Time.

(b) Within five business days after the date on which the Effective Time occurs, the Exchange Agent shall provide to each record holder of any Certificate of Certificates whose shares were converted into the right to receive a pro rata portion of the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon the proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as GABC may reasonably specify) (each such letter the “Merger Letter of Transmittal”) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. As soon as reasonably practical but in no event more than five business days after surrender to the Exchange Agent of a Certificate(s), together with a Merger Letter of Transmittal duly executed and any other required documents, the Exchange Agent shall deliver to each of the holders of shares of ACBP Common (or representatives of such persons) at the Closing the applicable aggregate amount of Merger Consideration. No interest on the Merger Consideration payable or issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued or paid to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance or payment shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. GABC reserves the right in all cases to require that a surety bond on terms and in an amount satisfactory to GABC be provided to GABC at the expense of the ACBP shareholder in the event that such shareholder claims loss of a Certificate and requests that GABC waive the requirement for surrender of such Certificate.

(c) No dividends that are otherwise payable on shares of GABC Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of GABC Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of GABC Common shall be issued any dividends which shall have become payable with respect to such shares of GABC Common (without interest and less the amount of taxes, if any, which may have been imposed thereon), between the Effective Time and the time of such surrender, subject to applicable withholding requirements, if applicable.

Section 1.08. The Closing Date.  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned, and subject to the satisfaction (or waiver by the party entitled to the benefit thereof, where applicable) of the other closing conditions set forth in Article VI, the Closing shall take place on the business day that immediately precedes the last business day of the month during which each of the conditions in Section 6.01(c) and (e) and Section 6.02(c) and (e) are satisfied, or on such

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later or earlier date as ACBP and GABC may agree in writing (the “Closing Date”). The Closing shall take place remotely via the electronic exchange of documents and signatures on the Closing Date, unless the parties otherwise agree. The parties hereto acknowledge and agree that (i) all proceedings at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered, and (ii) the Closing shall be deemed to have taken place at the offices of GABC in Jasper, Indiana, at 10:00 A.M. Eastern Time, on the Closing Date, unless the parties shall mutually otherwise agree. The parties shall file the Holding Company Articles of Merger and the articles of merger for the Bank Merger (the “Bank Articles of Merger”) with the Indiana Secretary of State on the Closing Date and, unless GABC and ACBP otherwise mutually agree in writing, the Effective Time of the Holding Company Merger (as specified by the Holding Company Articles of Merger) shall be 12:01 A.M., Evansville, Indiana time, on the first calendar day of the month that follows the month in which the Closing has taken place, and the effective time of the Bank Merger (as specified by the Bank Articles of Merger) shall be immediately following the Effective Time of the Holding Company Merger.

Section 1.09. Actions At Closing.

(a) At the Closing, ACBP shall deliver to GABC:

(i) a certified copy of the articles of incorporation and bylaws of ACBP, as amended, and a certified copy of the articles of incorporation and bylaws of Bank of Evansville, as amended;

(ii) a certificate or certificates signed by the Chief Executive Officer of ACBP on behalf of ACBP stating, to the best of his knowledge and belief, after due inquiry, that (A) subject to the standard set forth in Section 1.10(c), the representations and warranties contained in Article II are true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date), and (B) ACBP and Bank of Evansville have performed and complied in all material respects, unless waived by GABC, with all of their obligations and agreements required to be performed hereunder prior to the Closing Date;

(iii) certified copies of all resolutions of ACBP’s Board of Directors and of its shareholders relating in any way to the Holding Company Merger, this Agreement or the other transactions contemplated hereby, including but not limited to those resolutions that evidence (to the reasonable satisfaction of counsel for GABC) the approval, ratification, adoption, or authorization by such Board of Directors and by such shareholders of this Agreement and the Holding Company Plan of Merger and authorizing the consummation of the Holding Company Merger and other transactions contemplated thereby, together with a certificate of the tellers or other official tabulating agent responsible for tabulating the votes cast for, against or abstain on each matter presented for action at each meeting of the holders of shares of ACBP Common (including each adjournment thereof) that certifies the numbers of shares cast for, against, or abstained with respect to each matter upon which a vote (other than a vote by voice vote) was taken and recorded;

(iv) a certified copy of all resolutions of the Board of Directors of Bank of Evansville and of its shareholder, relating in any way to the Bank Merger, this Agreement or the other transactions contemplated hereby, including but not limited to those resolutions that evidence (to the reasonable satisfaction of counsel for GABC) the approval, ratification, adoption, or authorization by such Board of Directors and by such shareholder of this Agreement and the Bank Plan of Merger and authorizing the consummation of the Bank Merger and other transactions contemplated thereby;

(v) a certificate of the Indiana Secretary of State, dated a recent date, stating that ACBP is duly organized and exists under the IBCL;

(vi) a certificate of the Indiana Secretary of State, dated a recent date, stating that Bank of Evansville is duly organized and exists under the IFIA;

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(vii) a certified list of the holders of ACBP Common of record (as of the close of business on the second trading day prior to the trading date on which the Closing Date occurs) showing, by holder and in the aggregate, the number of shares of ACBP of record as of such time;

(viii) a certified list of those holders of ACBP Common of record (as of the close of business on the second trading day prior to the trading date on which the Closing Date occurs) who are Dissenting Shareholders and the number of shares of ACBP Common as to which each of them are Dissenting Shareholders; and

(ix) a certificate of the Secretary of ACBP that ACBP (A) has not issued any shares of capital stock of ACBP since the time of certification of the certified list of holders described in (vii) above (and is not subject to any pending unresolved requests or demands to issue any such capital stock) and (B) has not received any communications, in writing or otherwise, from any holders of any ACBP Common of record (other than those listed on the certified list described in (viii) above) concerning claims or entitlements or possible claims or entitlements, or desires to become entitled, to exercise their statutory dissenters rights in respect of the Holding Company Merger as holders of ACBP Common.

(b) At the Closing, GABC shall deliver to ACBP:

(i) a certificate signed by the Chief Executive Officer of GABC on behalf of GABC stating, to the best of his knowledge and belief, after due inquiry, that (A) subject to the standard set forth in Section 1.10(d), the representations and warranties contained in Article III are true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date), and (B) GABC has performed and complied in all material respects, unless waived by ACBP, with all of its obligations and agreements required to be performed hereunder prior to the Closing Date;

(ii) a certified copy of the resolutions of GABC’s Board of Directors authorizing the execution of this Agreement and the Plan of Merger and the consummation of the Holding Company Merger;

(iii) A certified copy of the resolutions of German American’s Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Bank Merger; and

(iv) certificates of the Indiana Secretary of State, dated a recent date, stating that GABC and German American each exist under the IBCL and IFIA, respectively.

(c) At the Closing, GABC and ACBP shall execute and/or deliver to one another such other documents and instruments, and take such other actions as shall be necessary or appropriate to consummate the Mergers, including the execution and the presentation of executed Articles of Merger (including the Plan of Merger and/or Bank Plan of Merger with the blank provisions completed in accordance with the provisions of Article I of this Agreement) to the Indiana Secretary of State for filing under the IBCL and the IFIA, accompanied by the appropriate fees.

Section 1.10. Disclosure Schedules and Closing Condition Standards.

(a) On the date hereof, ACBP has delivered to GABC a schedule (the “ACBP Disclosure Schedule”) and GABC may have delivered to ACBP a schedule (the “GABC Disclosure Schedule”), each setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article II, in the case of ACBP and Bank of Evansville, or Article III, in the case of GABC and German American; provided, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty of a party shall not be deemed an admission by such party that such item represents a material exception or fact, event or circumstance or that such item would result in an ACBP Material Adverse Effect, in the case of ACBP and Bank of Evansville, or a GABC Material Adverse Effect, in the case of GABC and German American.

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(b) Each Disclosure Schedule shall be arranged in paragraphs corresponding to the Section numbers contained in Article II, in the case of ACBP and Bank of Evansville, or Article III, in the case of GABC and German American; provided, however, that any item or matter disclosed on any section of a party’s Disclosure Schedule shall be deemed to be disclosed for all purposes including on all other sections of such party’s Disclosure Schedule to the extent that it should have been disclosed on such other section of the Disclosure Schedule and to the extent that sufficient details are set forth so that the purpose for which disclosure is made is sufficiently clear.

(c) No representation or warranty of ACBP and Bank of Evansville contained in Article II shall be deemed untrue or incorrect as of the Closing Date, and ACBP and Bank of Evansville shall not be deemed to have breached a representation or warranty as of the Closing Date, as a consequence of the existence of any effect, change, event, fact, condition, occurrence or development occurring after the date of this Agreement, unless such effect, change, event, fact, condition, occurrence or development (individually or taken together with all other effects, changes, events, facts, conditions, occurrences or developments occurring after the date of this Agreement that are inconsistent with any representation or warranty contained in Article II) has had an ACBP Material Adverse Effect. As used herein, an “ACBP Material Adverse Effect” means any effect, change, event, fact, condition, occurrence or development that (i) is material and adverse to the financial position, results of operations or business of ACBP and its subsidiaries taken as a whole, or (ii) would impair the ability of ACBP or Bank of Evansville to perform their obligations under this Agreement or otherwise threaten or impede the consummation of the Merger and the other transactions contemplated by this Agreement, provided, however, that ACBP Material Adverse Effect shall not be deemed to include the impact of (1) changes in banking and similar laws or regulations of general applicability or interpretations thereof by courts or Governmental Authorities, (2) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (3) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken and expenses incurred in connection with the Merger, in each case in accordance with generally accepted accounting principles, (4) actions or omissions taken by ACBP or Bank of Evansville as required hereunder, (5) any action taken with the prior written consent of GABC (but only if and to the extent that the written consent of GABC includes an express consent to the disregarding of such action for purposes of the determination of an ACBP Material Adverse Effect), and (6) changes in general levels of interests rates or conditions or circumstances related to or that affect the United States economy, financial or securities markets or the banking industry generally (except to the extent that any of the changes described in clauses (1), (2) or (6) have a disproportionate adverse effect upon ACBP and Bank of Evansville as compared to comparable U.S. banking or financial services organizations).

(d) No representation or warranty of GABC and German American contained in Article III shall be deemed untrue or incorrect as of the Closing Date, and GABC and German American shall not be deemed to have breached a representation or warranty as of the Closing Date, as a consequence of the existence of any effect, change, event, fact, condition, occurrence or development occurring after the date of this Agreement unless such effect, change, event, fact, condition, occurrence or development (individually or taken together with all other effects, changes, events, facts, conditions, occurrences or developments occurring after the date of this Agreement that are inconsistent with any representation or warranty contained in Article III) has had a GABC Material Adverse Effect. As used herein, a “GABC Material Adverse Effect” means any effect, change, event, fact, condition, occurrence or development that (i) is material and adverse to the financial position, results of operations or business of GABC and its subsidiaries taken as a whole, or (ii) would impair the ability of GABC and German American to perform their obligations under this Agreement or otherwise threaten or impede the consummation of the Merger and the other transactions contemplated by this Agreement, provided, however, that GABC Material Adverse Effect shall not be deemed to include the impact of (1) changes in banking and similar laws or regulations of general applicability or interpretations thereof by courts or Governmental Authorities, (2) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (3) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken and expenses incurred in connection with the Merger, in each case in accordance with generally accepted accounting principles, (4) actions or omissions taken by GABC or German American as required hereunder, (5) any action taken with the prior written consent of ACBP (but only if and to the extent that the written

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consent of ACBP includes an express consent to the disregarding of such action for purposes of the determination of a GABC Material Adverse Effect) and (6) changes in general levels of interests rates or conditions or circumstances related to or that affect the United States economy, financial or securities markets or the banking industry generally (except to the extent that any of the changes described in clauses (1), (2) or (6) have a disproportionate adverse effect upon GABC and German American as compared to comparable U.S. banking or financial services organizations).

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF
ACBP AND BANK OF EVANSVILLE

ACBP and Bank of Evansville hereby jointly and severally make the following representations and warranties to GABC and German American:

Section 2.01. Organization and Capital Stock.

(a) ACBP is a corporation duly organized and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

(b) Bank of Evansville is a corporation duly organized and validly existing under the IFIA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the issued and outstanding capital stock of Bank of Evansville is owned by ACBP, free and clear of all pledges, security interests, hypothecations, encumbrances and other liens except for the pledge and security interest in such stock under ACBP’s parent-company line of credit that is described by Note 6 of the Notes to Consolidated Financial Statements of ACBP as of December 31, 2009 and 2008 and for the years then ended (the “Line of Credit”).

(c) ACBP has authorized capital stock of 3,000,000 shares, all of which are within a single class of common stock, of which, as of the date of this Agreement, 2,177,850 shares are issued and outstanding. All such shares of ACBP Common are duly and validly issued and outstanding, fully paid and non-assessable. None of the outstanding shares of ACBP Common has been issued in violation of any preemptive rights of the current or past shareholders of ACBP (or its predecessor) or in violation of any applicable federal or state securities laws or regulations.

(d) Bank of Evansville has authorized capital stock of 100,000 shares of common stock, $0.01 par value, 100,000 of which shares are issued and outstanding (“Bank of Evansville Common”). All of such shares of Bank of Evansville Common are duly and validly issued and outstanding, are fully paid and nonassessable. None of the outstanding shares of Bank of Evansville Common has been issued in violation of any preemptive rights of the current or past shareholders of Bank of Evansville or in violation of any applicable federal or state securities laws or regulations.

(e) There are no shares of capital stock or other equity securities of ACBP or Bank of Evansville authorized, issued or outstanding (except as set forth in this Section 2.01) and, except for outstanding stock options or warrants issued by ACBP (or its predecessor) to employees or directors or founding shareholders of Bank of Evansville with respect to the right to purchase shares of ACBP Common in the amounts and at the exercise prices set forth in Section 2.01 of the ACBP Disclosure Schedule, there are no outstanding options, warrants, rights to subscribe for, calls, puts, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of ACBP or Bank of Evansville, or contracts, commitments, understandings or arrangements by which ACBP or Bank of Evansville are or may be obligated to issue or to purchase shares of its capital stock or options, warrants or rights to purchase or acquire any shares of its capital stock.

(f) There are no securities issued by the two business trusts organized by ACBP for the purpose of issuing trust preferred securities (the “Trusts”), except as specified by Section 2.01(f) of the ACBP Disclosure Schedule. Section 2.01(f) lists the holders of record of all outstanding securities issued by the Trusts. Other than as set forth in the documents for the trust preferred securities described in Section 2.18 of the ACBP Disclosure Schedule, there are no outstanding options, warrants, rights to subscribe for, calls, puts, or

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commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, securities of the Trusts, or contracts, commitments, understandings or arrangements by which ACBP or Bank of Evansville or the Trusts are or may be obligated to issue or to purchase Trust securities or rights to purchase or acquire any Trust securities.

Section 2.02. Authorization; No Defaults.  The Boards of Directors of ACBP and Bank of Evansville, by all appropriate action, (a) have approved this Agreement and the Holding Company Merger or Bank Merger, as applicable and contemplated hereby, (b) have adopted the Plan of Merger with respect to the Holding Company Merger and the Bank Merger Agreement with respect to the Bank Merger, and (c) have authorized the execution of this Agreement on ACBP’s or Bank of Evansville’s behalf, as applicable, by their respective duly authorized officers and the performance by ACBP and Bank of Evansville of their respective obligations hereunder. Nothing in the Articles of Incorporation or Bylaws of ACBP, as amended, or the Articles of Incorporation or Bylaws of Bank of Evansville, as amended, or in any material agreement or instrument, or any decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which ACBP or Bank of Evansville is bound or subject, would prohibit ACBP or Bank of Evansville from consummating, or would be violated or breached by ACBP’s or Bank of Evansville’ consummation of, this Agreement, the Holding Company Merger or the Bank Merger and other transactions contemplated herein on the terms and conditions herein contained (subject to ACBP shareholder approval as noted below and the receipt of all regulatory and SEC approvals or filings contemplated hereby). This Agreement has been duly and validly executed and delivered by ACBP and Bank of Evansville and constitutes a legal, valid and binding obligation of ACBP and Bank of Evansville, enforceable against ACBP and Bank of Evansville in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles. No corporate acts or proceedings, other than those already taken and other than the approval of the holders of a majority of the outstanding shares of ACBP Common of the Merger as required by the merger provisions of the IBCL, are required by law to be taken by ACBP or Bank of Evansville to authorize the execution, delivery and performance of this Agreement. Except as set forth in Section 2.02 of the ACBP Disclosure Schedule, neither ACBP nor Bank of Evansville is, nor will be by reason of the consummation of the transactions contemplated herein, in material default under or in material violation of any provision of, nor will the consummation of the transactions contemplated herein afford any party a right to accelerate any indebtedness under, its certificate of incorporation, charter or bylaws, any material promissory note, indenture or other evidence of indebtedness or security therefor, or any material lease, contract, or other commitment or agreement to which it is a party or by which it or its property is bound.

Section 2.03. Subsidiaries.  Except as disclosed on Section 2.03 of the ACBP Disclosure Schedule, and except for the ownership by ACBP of all the capital stock of Bank of Evansville, to the knowledge of ACBP, neither ACBP nor Bank of Evansville has (or has had at any time in the last five years) any direct or indirect ownership interest in any corporation, partnership, limited liability company, joint venture or other business.

Section 2.04. Financial Information.

(a) ACBP has furnished to GABC the consolidated balance sheets of ACBP as of December 31, 2008 and 2009, and the related consolidated statements of income, changes of shareholders’ equity and cash flows for the three years ended December 31, 2009, together with the unqualified opinion thereon of BKD, LLP, independent certified public accountants. Such financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders’ equity and cash flows of ACBP in all material respects as of the dates and for the periods indicated.

(b) ACBP has furnished to GABC the (i) unaudited consolidated financial statements of ACBP as made publicly available on ACBP’s Internet website, and (ii) the call reports of Bank of Evansville as filed with the FRB, in each case for the quarters ended June 30, 2010 and March 31, 2010 (the “ACBP Interim Financial Information”). The unaudited ACBP consolidated financial statements included within the ACBP Interim Financial Information were prepared in accordance with generally accepted accounting principles applied on a

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consistent basis, and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders’ equity and cash flows of ACBP in all material respects as of the dates and for the periods indicated, subject, however, to normal recurring year-end adjustments, none of which are reasonably expected to be material, and except that such ACBP Interim Financial Statements do not contain all of the disclosures required by generally accepted accounting principles. The call reports of Bank of Evansville included within the ACBP Interim Financial Information (the “BOE Call Reports”) were prepared in accordance with the applicable regulatory instructions on a consistent basis with previous such reports, and fairly present the financial position and results of operations of Bank of Evansville in all material respects as of the dates and for the periods indicated, subject, however, to normal recurring year-end adjustments, none of which are reasonably expected to be material.

(c) Neither ACBP nor Bank of Evansville has any material liability, fixed or contingent, except to the extent set forth in the financial statements and call reports described in subsections (a) and (b) of this Section 2.04 (collectively, the “ACBP Financial Statements”) or incurred in the ordinary course of business since December 31, 2009. ACBP has never borrowed any amounts under its Line of Credit.

(d) ACBP does not engage in the lending business (except by and through Bank of Evansville) or any other business or activity other than that which is incident to its ownership of all the capital stock of Bank of Evansville and its other direct and indirect subsidiaries and all of the trust common securities of ACB Capital Trust I and ACB Capital Trust II, and to the knowledge of ACBP does not own any investment securities (except the securities issued by its subsidiaries named in this sentence).

Section 2.05. Absence of Changes.  Since December 31, 2009, there has not been any material adverse change in the financial condition, the results of operations or the business of ACBP or Bank of Evansville, taken as a whole.

Section 2.06. Absence of Agreements with Banking Authorities.  Except as set forth in Section 2.06 of the ACBP Disclosure Schedule, neither ACBP nor Bank of Evansville is subject to any order (other than orders applicable to bank holding companies or banks generally) and neither is a party to any agreement or memorandum of understanding with (or resolution of its Board of Directors adopted at the suggestion of) any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including without limitation, the Federal Deposit Insurance Corporation (“FDIC”), the FRB and the Indiana Department of Financial Institutions (“DFI”).

Section 2.07. Tax Matters.

(a) ACBP and Bank of Evansville has or will have timely filed all material Tax Returns that are required to be filed and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes that are due and payable by ACBP and Bank of Evansville (whether or not shown on any Tax Return) have been paid. All material Taxes that have accrued but are not yet due and payable are reflected as liabilities in the ACBP Financial Statements (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income). ACBP and Bank of Evansville has made available to GABC correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by ACBP or Bank of Evansville. There are no liens for Taxes upon the assets of ACBP or Bank of Evansville except liens for current Taxes not yet due and payable.

(b) Neither ACBP nor Bank of Evansville has requested any extension of time within which to file any Tax Return which request is currently pending or has been granted and is in effect and neither ACBP nor Bank of Evansville has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax audit, review or other assessment or deficiency that is still in effect.

(c) No claim has ever been made by a Tax Authority in a jurisdiction wherein ACBP or Bank of Evansville does not file Tax Returns that ACBP or Bank of Evansville is or may be subject to taxation by that jurisdiction. Neither ACBP nor Bank of Evansville has received in writing any notice that would cause them to expect any Tax Authority to assess any additional Taxes for any period for which Tax Returns have been filed.

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(d) ACBP and Bank of Evansville have made all withholding of all material amounts of Taxes required to be made under all applicable laws, including withholding with respect to sales and use Taxes and compensation paid to any employee, independent contractor or creditor or other third-party and the amounts withheld have been properly and timely paid over to the appropriate Tax Authorities.

(e) There is no Tax deficiency or claim assessed, proposed, pending or threatened in writing against ACBP or Bank of Evansville, except to the extent that adequate liabilities or reserves with respect thereto are accrued by ACBP in accordance with generally accepted accounting principles and included in the ACPB Financial Statements or (i) such deficiency or claim is being contested in good faith by appropriate proceedings, (ii) no such accrual is required by generally accepted accounting principles and (iii) the nature and amount of the disputed Tax is set forth in Section 2.07 of the ACBP Disclosure Schedule. ACBP and Bank of Evansville have disclosed on their federal income Tax Returns all positions taken that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(f) Neither ACBP nor Bank of Evansville has any requests for ruling pending with any Tax Authority. Neither ACBP nor Bank of Evansville has agreed to, or is required to make, any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method initiated by ACBP or Bank of Evansville and neither the IRS nor any other Tax Authority has proposed in writing any such adjustment or change in accounting method.

(g) All Tax sharing agreements or similar agreements with respect to or involving ACBP and Bank of Evansville shall be terminated as of the Closing Date and, after the Closing Date, ACBP and Bank of Evansville shall not be bound thereby or have any liability thereunder.

(h) Neither ACBP nor Bank of Evansville is a “United States Real Property Holding Corporation” within the meaning of Section 897(c) of the Code.

(i) Neither ACBP nor Bank of Evansville has made any payments, is obligated to make any payments, or is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local, or foreign Tax law).

(j) Neither ACBP nor Bank of Evansville has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a) of the Code in a distribution of stock pursuant to Section 355 of the Code, (i) in the two years prior to the date of this Agreement, or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in connection with the transactions contemplated under this Agreement.

(k) There are no excess loss accounts, deferred intercompany transactions, or other items of income, gain, loss, deduction or credit of ACBP or Bank of Evansville under the federal consolidated return regulations or other comparable or similar provisions of law that must be recognized or may be triggered as a result of the consummation of the transactions contemplated by this Agreement.

(l) The following capitalized terms are defined as follows:

(i) “Governmental Authority” shall mean any local, state, federal or foreign court, regulatory or administrative agency, department, commission or other governmental authority or instrumentality.

(ii) “Tax” or “Taxes” means and includes all federal, foreign, state, local or other income, net income, intangibles, tangible asset, alternative or add-on minimum, gross receipt, gains, capital stock, transfer, transactions, stock transfer, registration, payroll, value added, estimated, stamp, sales, use, ad valorem, franchise, profits, net worth, insurance, license, withholding, payroll, employment, unemployment, excise, severance, single business tax, processing, production, occupation, premium, property, real estate, occupancy, unclaimed property, environmental (including taxes under Section 59A of the Code), windfall profit, custom, duty and any other taxes, fees, imposts, levies, duties, impositions,

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assessments or charges of any kind whatsoever, together with any interest, penalties and additions imposed with respect to such amounts, imposed or charged by any Governmental Authority or Tax Authority.

(iii) “Tax Authority” means any national, federal, state, local or foreign governmental, regulatory or administrative authority, agency, department or arbitral body of any country or political subdivision thereof having responsibility for the imposition of any Tax.

(iv) “Tax Return” means and includes all returns, statements, declarations, estimates, reports, information returns, schedules, forms, exhibits and any other documents (including all affiliated, consolidated, combined or unitary versions of the same) including all related or supporting information filed or required to be filed with any Governmental Authority or Tax Authority, in connection with the determination, assessment, reporting, payment, collection, or administration of any Taxes, and including any amendment thereof.

Section 2.08. Absence of Litigation.  There is no material litigation, claim or other proceeding pending or, to the knowledge of ACBP, threatened, before any judicial, administrative or regulatory agency or tribunal, to which ACBP or Bank of Evansville is a party or to which any of their properties are subject.

Section 2.09. Employment Matters.

(a) Except as disclosed in Section 2.09(a) of the ACBP Disclosure Schedule, neither ACBP nor Bank of Evansville is a party to or bound by any material contract, arrangement or understanding (written or otherwise) for the employment, retention or engagement of any past or present officer, employee, or director which, by its terms, is not terminable by ACBP or Bank of Evansville, respectively, on thirty (30) days’ written notice or less without the payment of any amount by reason of such termination.

(b) ACBP and Bank of Evansville are and have been in material compliance with all applicable federal, state and local laws, regulations, ordinances and rulings respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and (i) neither ACBP nor Bank of Evansville is engaged in any unfair labor practice or other employment and/or wage-related policy, practice or action in violation of any federal, state or local law, regulation, ordinance or ruling, including without limitation those related to wages and hours under the Fair Labor Standards Act (FLSA); (ii) there is no unfair labor practice or employment-related complaint against ACBP or Bank of Evansville pending or, to the knowledge of ACBP, threatened before any state or federal court, the National Labor Relations Board, the Equal Employment Opportunity Commission (EEOC), the Indiana Civil Rights Commission (ICRC), the Indiana Department of Labor (or IOSHA) or any other federal, state or local administrative body relating to employment or employment-related policies, practices or conditions; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of ACBP, threatened against or directly affecting ACBP or Bank of Evansville; and (iv) neither ACBP nor Bank of Evansville has experienced any material work stoppage or other material labor difficulty during the past five years.

(c) Except as disclosed in Section 2.09(c) of the ACBP Disclosure Schedule, neither the execution nor the delivery of this Agreement, nor the consummation of any of the transactions contemplated hereby, will (i) result in any payment (including without limitation severance, unemployment compensation or golden parachute payment) becoming due to any director or employee of ACBP or Bank of Evansville from either of such entities, or (ii) increase any benefit otherwise payable under any of their employee plans. No amounts paid or payable by ACBP or Bank of Evansville to or with respect to any employee or former employee of ACBP of Bank of Evansville will fail to be deductible for federal income tax purposes by reason of Sections 162(m), 280G or 404 of the Code or that would give rise to a penalty or additional tax under Section 409A of the Code.

Section 2.10. Reports.  Since January 1, 2008, ACBP and Bank of Evansville have, to their knowledge, filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, if any, that were required to be filed with (i) the Securities and Exchange Commission (“SEC”), (ii) the FRB, (iii) the FDIC, (iv) the DFI, and (v) any other governmental authority with jurisdiction over ACBP or Bank of Evansville. As of their respective dates, each of such reports and documents, including the

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financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed.

Section 2.11. Investment Portfolio.  All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by Bank of Evansville, as reflected in the BOE Call Reports are carried on the books of Bank of Evansville in accordance with generally accepted accounting principles, consistently applied. Bank of Evansville does not engage in activities that would require that it establish a trading account under applicable regulatory guidelines and interpretations.

Section 2.12. Loan Portfolio.  All loans and discounts shown in the BOE Call Reports, or which were entered into after July 1, 2010, but before the Closing Date, were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of Bank of Evansville, in accordance in all material respects with Bank of Evansville’ lending policies and practices unless otherwise approved by Bank of Evansville’ Board of Directors, and are not subject to any material defenses, set offs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine. Bank of Evansville has in all material respects complied and will through the Closing Date continue to comply in all material respects with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan. Except as disclosed in Section 2.12 of the ACBP Disclosure Schedule, Bank of Evansville has not sold, purchased or entered into any loan participation arrangement except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. ACBP has no knowledge that any condition of property in which Bank of Evansville has an interest as collateral to secure a loan or that is held as an asset of any trust violates the Environmental Laws (defined in Section 2.15) in any material respect or obligates ACBP, or Bank of Evansville, or the owner or operator of such property to remedy, stabilize, neutralize or otherwise alter the environmental condition of such property.

Section 2.13. ERISA.

(a) Section 2.13(a) of the ACBP Disclosure Schedule lists all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and all retirement, stock, stock option, equity compensation, welfare benefit, savings, deferred compensation, incentive compensation, paid time off, severance pay, salary continuation, disability, fringe benefit and other employee benefit arrangements, plans, policies, or practices which ACBP, Bank of Evansville or any ERISA Affiliate (as hereinafter defined) maintains or participates, or to which any of them sponsors or contributes, on behalf of current or former employees, or with respect to which ACBP, Bank of Evansville or any ERISA Affiliate may have any liability or obligation on behalf of current or former employees or their dependents or beneficiaries (referred to individually as a “Plan” and collectively as the “Plans,” unless otherwise specifically provided herein). For purposes of this Section 2.13, the term “ERISA Affiliate” means any person, entity, any trade or business (whether or not incorporated) that is treated as a single employer with ACBP or Bank of Evansville under Section 414 of the Code.

(b) As applicable, with respect to each of the Plans, ACBP has delivered to GABC true and complete copies of (i) all Plan documents (including all amendments and modifications thereof) and in the case of an unwritten Plan, a written description thereof, and in either case all material related agreements that are currently in force including the trust agreement and amendments thereto, insurance contracts, administrative services agreements, and investment management agreements; (ii) the last three filed Form 5500 series and all schedules and financial statements attached thereto, if any, required under ERISA or the Code in connection with each such Plan; (iii) the current summary plan descriptions and all material modifications thereto, if any, required under ERISA in connection with each such Plan; (iv) the three most recent actuarial reports, financial statements and trustee reports; (v) copies of all private letter rulings and determination letters issued with respect to the Plans and filings, summaries of self-corrections or other corrections made under the Employee Plans Compliance Resolution System (as set forth in Revenue Procedure 2008-50, and any successor thereto)

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or the Voluntary Fiduciary Correction or the Delinquent Filer Voluntary Compliance programs with respect to the Plans within the past five years; (vi) all communications material to any employee or employees of ACBP or Bank of Evansville relating to any such Plan and any proposed Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to ACBP or the Bank of Evansville, (vii) all correspondence to or from any governmental agency relating to any such Plan, (viii) the current COBRA (as hereinafter defined) forms and related notices utilized by ACBP, Bank of Evansville or any ERISA Affiliate, (ix) all policies pertaining to fiduciary liability insurance covering ACBP, Bank of Evansville or any of their employees for each such Plan, (x) all non-discrimination or other testing performed under the Code with respect to each Plan for the three most recent plan years, (xi) if applicable, all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each such Plan for the three most recent plan years, (xii) the current privacy notices and business associate agreements entered into under the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”); and (xiii) the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Plan.

(c) ACBP, Bank of Evansville and all ERISA Affiliates have performed all material obligations required to be performed by them under any Plan. All Plans listed in Section 2.13(a) of the ACBP Disclosure Schedule comply in form and in operation in all material respects with all applicable requirements of law and regulation, including but not limited to the Code and ERISA. Except as disclosed in Section 2.13(c) of the ACBP Disclosure Schedule, each Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and which is intended to meet the qualification requirements of Section 401(a) of the Code has met such requirements at all times and has been and continues to be tax exempt under Section 501(a) of the Code, has been timely amended to comply with the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 and the Pension Protection Act of 2006, and has received a favorable determination letter from the Internal Revenue Service (IRS) or is entitled to rely on a favorable advisory or opinion letter issued by the IRS with respect to a master and prototype or volume submitter plan, and no circumstances exist which are reasonably likely to result in revocation of any such favorable determination, advisory or opinion letter. Except as disclosed in Section 2.13(c) of the ACBP Disclosure Schedule, neither ACBP nor Bank of Evansville (nor any ERISA Affiliate) has (i) become subject to any disallowance of deductions under Sections 419 or 419A of the Code; (ii) incurred any liability for excise tax under Sections 4972, 4975, or 4976 of the Code or any liability or penalty under ERISA that would have an ACBP Material Adverse Effect. No fiduciary (within the meaning of Section 3(21) of ERISA) of any Plan subject to Part 4 of Title I of ERISA has committed a breach of fiduciary duty with respect to such Plan that could reasonably be expected to subject ACBP, Bank of Evansville or any ERISA Affiliate to an ACBP Material Adverse Effect.

(d) Each Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to ACBP or Bank of Evansville (other than ordinary benefit claims and administration expenses), subject to applicable law. Except as disclosed in Section 2.13(d) of the ACBP Disclosure Schedule, neither ACBP nor Bank of Evansville has represented, promised or contracted to provide retiree medical or other retiree welfare benefits to any employee, former employee, director, consultant or other person, except to the extent required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

(e) Except as disclosed in Section 2.13(e) of the ACBP Disclosure Schedule, neither ACBP nor Bank of Evansville (nor any ERISA Affiliate) maintains or contributes to, or has ever established, maintained or contributed to during the past three years, any defined benefit plan (as defined in Section 3(35) of ERISA) and neither ACBP nor Bank of Evansville (nor any ERISA Affiliate) has any liability with respect to any defined benefit plan (as defined in Section 3(35) of ERISA).

(f) All contributions, premiums or payments required to be made with respect to any Plan by ACBP and Bank of Evansville have been made on or before their due dates or within the applicable grace period for payment without default.

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(g) Except as disclosed in Section 2.13(g) of the ACBP Disclosure Schedule, no Plan has ever acquired or held any “employer security” or “employer real property” (each as defined in Section 407(d) of ERISA).

(h) Neither ACBP nor Bank of Evansville (nor any ERISA Affiliate) has ever contributed to or is obligated to contribute under any “multiemployer plan” (as defined in Section 3(37) of ERISA). Neither ACBP nor Bank of Evansville (nor any ERISA Affiliate) has ever maintained, established, sponsored, participated in, or contributed to, any pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(i) Each Plan has been operated and administered in all material respects in accordance with all requirements of COBRA, HIPAA, the Family and Medical Leave Act of 1993, as amended, the Women’s Health and Cancer Rights Act of 1998, the Newborns’ and Mothers’ Health Protection Act of 1996 and any similar provisions of state law applicable to their employees, to the extent so required. To the extent required under HIPAA and the regulations issued thereunder, each Plan has been operated and administered in all material respects, prior to the Effective Time, in accordance with the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Except as disclosed in Section 2.13(i) of the ACBP Disclosure Schedule, the Mergers will not result in the payment, vesting or acceleration of any benefit under any Plan sponsored or contributed to by ACBP or Bank of Evansville.

(j) There are no pending or, to the knowledge of ACBP or Bank of Evansville, threatened, audits or investigations by any governmental agency involving the Plans, and there are no pending or, to the knowledge of ACBP and Bank of Evansville, threatened, claims (except for individual claims for benefits payable in the normal operation of the Plans), suits or proceedings involving any Plan, nor, to the knowledge of ACBP and Bank of Evansville, is there any reasonable basis for any such claim, suit or proceeding.

(k) Since January 1, 2010, there has been no amendment or announcement by ACBP or Bank of Evansville relating to, or change in employee participation or coverage under, any Plan which would increase materially the expense of maintaining such Plan above the level of the expense incurred therefor for the most recent fiscal year, except for increases directly resulting from an increase in the number of persons employed by ACBP or Bank of Evansville or promotions of existing employees in the ordinary course of business consistent with past practice, or as otherwise disclosed in Section 2.13(k) of the ACBP Disclosure Schedule.

(l) Except as disclosed in Section 2.13(l) of the ACBP Disclosure Schedule, neither ACBP nor Bank of Evansville has any liability or obligation to provide any gross-up of the tax imposed by Section 409A(a)(1)(B) of the Code.

Section 2.14. Title to Properties; Insurance.  ACBP and Bank of Evansville own good, marketable and indefeasible fee simple title to all real properties reflected on the ACBP Financial Statements as being owned by ACBP or Bank of Evansville (collectively, the “Fee Real Estate”), free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the ACBP Financial Statements and easements, rights-of-way, and other restrictions which would not materially interfere, prevent or frustrate the current or intended use of the Fee Real Estate and, in the case of Other Real Estate Owned, as such real estate is internally classified on the books of Bank of Evansville, rights of redemption under applicable law). All material leasehold interests used by ACBP and Bank of Evansville in their respective operations (collectively, the “Leased Real Estate” and, together with the Fee Real Estate, the “Real Estate”) are held pursuant to lease agreements (collectively, the “Leases”) which are valid and enforceable in accordance with their terms. All such Real Estate owned by ACBP or Bank of Evansville comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no litigation or condemnation proceedings pending or, to the knowledge of ACBP, threatened with respect to such Real Estate. ACBP and Bank of Evansville have valid title or other ownership or use rights under licenses to all material intangible personal or intellectual property used by ACBP and Bank of Evansville in their respective businesses free and clear of any claim, defense or right of any other person or entity that is material to ACBP’s and/or Bank of Evansville’ ownership or use rights to such property, subject only to rights of the licensor pursuant to applicable license agreements, which rights do not materially adversely interfere with the use or enjoyment of such property. All insurable properties owned or held by ACBP or Bank of Evansville are insured in such amounts, and against

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fire and other risks insured against by extended coverage and public liability insurance, as is customary with companies of the same size and in the same business.

Section 2.15. Environmental Matters.

(a) As used in this Agreement, “Environmental Laws” means all local, state and federal environmental laws and regulations in all jurisdictions in which ACBP or Bank of Evansville has done business or owned property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act and the Federal Toxic Substances Control Act.

(b) Except as disclosed in Section 2.15 of the ACBP Disclosure Schedule or in the environmental reports listed in Section 2.15 of the ACBP Disclosure Schedule, copies of which have been made available to GABC, or generated pursuant to Section 4.01(a)(xv), to the knowledge of ACBP, neither (i) the conduct by ACBP and Bank of Evansville of operations at any property, whether currently or previously owned or leased, nor (ii) any condition of any property currently or previously owned or leased by ACBP or Bank of Evansville, nor (iii) to the knowledge of ACBP or Bank of Evansville the condition of any property currently or previously held by them as a trust asset, violates or violated Environmental Laws in any material respect, and no condition or event has occurred with respect to any such property that, with notice or the passage of time, or both, would constitute a material violation of Environmental Laws or materially obligate (or potentially obligate) ACBP or Bank of Evansville to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property. Neither ACBP nor Bank of Evansville has received any written notice from any person or entity that ACBP or Bank of Evansville or the operation of any facilities or any property currently or previously owned or leased by either of them, or currently or previously held as a trust asset, are or were in violation of any Environmental Laws or that either of them is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

Section 2.16. Compliance with Law.  ACBP and Bank of Evansville each have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses as presently conducted and are in compliance in all material respects with all applicable laws and regulations. The offer and sale by ACBP of the ACBP Common that is issued and outstanding, and the continuing offer of ACBP Common pursuant to the options and warrants that are presently outstanding and the sales of ACBP Common pursuant to such options and warrants that have occurred and which may prior to the Closing Date have occurred, have been and will be either registered or qualified under the Securities Act of 1933, as amended, and the securities laws of all states or other jurisdictions that may be applicable, or have been or will be exempt from such registration and qualification requirements.

Section 2.17. Brokerage.  Except as set forth in the ACBP Disclosure Schedule and except for arrangements with Stifel, Nicolaus & Company, Inc., there are no claims, agreements, arrangements, or understandings (written or otherwise) for brokerage commissions, finders’ fees or similar compensation in connection with the Holding Company Merger and the Bank Merger payable by ACBP or Bank of Evansville.

Section 2.18. Material Contracts.  Except as set forth in Section 2.18 of the ACBP Disclosure Schedule, neither ACBP nor Bank of Evansville is a party to or bound by any oral or written (i) material agreement, contract or indenture under which it has borrowed or will borrow money (not including federal funds and money deposited, including without limitation, checking and savings accounts and certificates of deposit and borrowings from the FHLBB and the FRB); (ii) material guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and guarantees made in the ordinary course of business and letters of credit issued in the ordinary course of business; (iii) material contract, arrangement or understanding with any present or former officer, director or shareholder (except for deposit or loan agreements entered into in the ordinary course of business); (iv) material license, whether as licensor or licensee; (v) contract or commitment for the purchase of materials, supplies or other real or personal property in an amount in excess of $10,000 or for the performance of services over a period of more than thirty days and involving an amount in excess of $10,000; (vi) joint venture or partnership agreement or arrangement; (vii) material contract, arrangement or understanding with any present or former consultant, advisor,

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investment banker, broker, attorney or accountant; or (viii) material contract, agreement or other commitment not made in the ordinary course of business.

Section 2.19. Compliance with Americans with Disabilities Act.  (a) To the best of ACBP’s knowledge, ACBP and Bank of Evansville and their respective properties (including those held by either of them in a fiduciary capacity) are in compliance in all material respects with all applicable provisions of the Americans with Disabilities Act (the “ADA”), and (b) no action under the ADA against ACBP, Bank of Evansville or any of its properties has been initiated nor, to the best of ACBP’s knowledge, has been threatened or contemplated.

Section 2.20. Statements True and Correct.  To the best of the knowledge of ACBP, none of the information supplied or to be supplied by ACBP or Bank of Evansville for inclusion in any documents to be filed with the FRB, the DFI, the FDIC, the SEC, or any other regulatory authority in connection with the Mergers will, at the respective times such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

Section 2.21. ACBP’s Knowledge.  With respect to representations and warranties herein that are made or qualified as being made “to the knowledge of ACBP” or words of similar import, it is understood and agreed that matters within the knowledge of any of the directors or executive officers of ACBP or Bank of Evansville shall be considered to be within the knowledge of ACBP.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES
OF GABC AND GERMAN AMERICAN

GABC and German American hereby jointly and severally make the following representations and warranties to ACBP and Bank of Evansville:

Section 3.01. Organization and Capital Stock.

(a) GABC is a corporation duly incorporated and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

(b) German American is a corporation duly incorporated and validly existing under the IFIA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the capital stock of German American is owned by GABC.

(c) GABC has authorized capital stock of (i) 20,000,000 shares of GABC Common, no par value, of which, as of the date of this Agreement, 11,104,918 shares are issued and outstanding, and (ii) 500,000 shares of preferred stock, $10 par value per share, of which no shares are issued and outstanding. All of the issued and outstanding shares of GABC Common are duly and validly issued and outstanding, fully paid and non-assessable.

(d) The shares of GABC Common that are to be issued to the holders of ACBP Common pursuant to the Holding Company Merger have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and non-assessable.

Section 3.02. Authorization.  The Boards of Directors of GABC and German American have, by all appropriate action, approved this Agreement and the Mergers and authorized the execution hereof on GABC’s and German American’s behalf, as applicable, by their respective duly authorized officers and the performance by each such entity of its obligations hereunder. Nothing in the Articles of Incorporation or Bylaws of GABC or German American, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which either of them or any of their subsidiaries is bound or subject would prohibit GABC or German American from entering into and consummating this Agreement and the Mergers on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by GABC and German American and constitutes a legal, valid and binding obligation enforceable against them in accordance with its terms, except as enforceability

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may be limited by applicable bankruptcy, insolvency, reorganization, and similar laws of general applicability relating to or affecting creditors’ rights or by general equitable principles. No other corporate acts or proceedings are required by law to be taken by GABC or German American to authorize the execution, delivery and performance of this Agreement. Except for any requisite approvals of the FRB, FDIC and DFI, and the SEC’s order declaring effective GABC’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) with respect to the Holding Company Merger, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority is necessary for the execution and delivery of this Agreement or the consummation of the Mergers by GABC or German American. Neither GABC nor German American is, nor will be by reason of the consummation of the transactions contemplated herein, in material default under or in material violation of any provision of, nor will the consummation of the transactions contemplated herein afford any party a right to accelerate any indebtedness under, its articles of incorporation or bylaws, any material promissory note, indenture or other evidence of indebtedness or security therefor, or any material lease, contract, or other commitment or agreement to which it is a party or by which it or its property is bound.

Section 3.03. Subsidiaries.  Each of GABC’s subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted. All outstanding shares of capital stock of each of GABC’s subsidiaries that is a depository institution have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by GABC. The deposit accounts of each subsidiary of GABC that is a depository institution are insured by the FDIC to the fullest extent permitted by law.

Section 3.04. Financial Information.

(a) The consolidated balance sheet of GABC and its subsidiaries as of December 31, 2008 and 2009 and related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years ended December 31, 2009, together with the notes thereto, included in GABC’s Annual Report on Form 10-K for the annual period ended December 31, 2009 (the “10-K”) and the consolidated balance sheets of GABC as of March 31, 2010, and June 30, 2010 and related consolidated statements of income and cash flows included in GABC’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 (the “10-Qs”) (together, the financial statements included in the 10-K and the 10-Qs are referred to herein as the “GABC Financial Statements”) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as disclosed therein) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders’ equity and cash flows of GABC and its consolidated subsidiaries as of the dates and for the periods indicated.

(b) Except (i) as reflected in GABC’s balance sheet at June 30, 2010, or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to generally accepted accounting principles) or (ii) for liabilities incurred in the ordinary course of business since June 30, 2010 consistent with past practices or in connection with this Agreement or the transactions contemplated hereby, neither GABC nor any of its subsidiaries has any material liabilities or obligations of any nature.

(c) Crowe Horwath LLP is and has been (i) since September 24, 2003, a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), and (ii) throughout the periods covered by the GABC Financial Statements, “independent” with respect to GABC within the meaning of Regulation S-X.

Section 3.05. Absence of Changes.  Since December 31, 2009, there has not been any material adverse change in the consolidated financial condition or the consolidated results of operations or the business of GABC and its subsidiaries, taken as a whole.

Section 3.06. Reports.

(a) Since January 1, 2008, GABC and each of its subsidiaries have filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, (ii) the FRB, (iii) the FDIC, (iv) the DFI, (v) any applicable state securities or banking authorities, and (vi) any other governmental authority with jurisdiction over GABC or any of its subsidiaries.

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As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. As of its filing date, each such document filed by GABC with the SEC pursuant to the Securities Exchange Act of 1934 (the “1934 Act”) did not, and each such document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each such document filed by GABC with the SEC that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act of 1933, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b) GABC has established and maintains effective disclosure controls and procedures (as defined in Rule 13a-15 adopted under the 1934 Act).

Section 3.07. Absence of Litigation.  There is no material litigation, claim or other proceeding pending or, to the knowledge of GABC, threatened, before any judicial, administrative or regulatory agency or tribunal against GABC or any of its subsidiaries, or to which the property of GABC or any of its subsidiaries is subject, which is required to be disclosed in SEC reports under Item 103 of Regulation S-K, and which has not been so disclosed.

Section 3.08. Absence of Agreements with Banking Authorities.  Neither GABC nor any of its subsidiaries is subject to any order (other than orders applicable to bank holding companies or banks generally) or is a party to any agreement or memorandum of understanding with (or any resolution of its board of directors suggested by) any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including without limitation the FDIC, the DFI, and the FRB.

Section 3.09. Compliance with Law.  GABC and its subsidiaries have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses as presently conducted and are in compliance in all material respects with all applicable laws and regulations.

Section 3.10. Brokerage.  Except as set forth on the disclosure schedule that has been prepared by GABC and delivered by GABC to ACBP in connection with the execution and delivery of this Agreement (the “GABC Disclosure Schedule”), there are no claims, agreements, arrangements, or understandings (written or otherwise) for brokerage commissions, finders’ fees or similar compensation in connection with the Holding Company Merger or the Bank Merger payable by GABC and its subsidiaries or German American.

Section 3.11. Statements True and Correct.  To the best of the knowledge of GABC, none of the information supplied or to be supplied by GABC and its subsidiaries for inclusion in any documents to be filed with the FRB, the DFI, the FDIC, the SEC, or any other regulatory authority in connection with the Mergers will, at the respective times such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

Section 3.12. GABC’s Knowledge.  With respect to representations and warranties herein that are made or qualified as being made “to the knowledge of GABC” or words of similar import, it is understood and agreed that matters within the knowledge of any of the directors or executive officers of GABC or German American shall be considered to be within the knowledge of GABC.

Section 3.13. Internal Control Over Financial Reporting.  GABC and its subsidiaries maintain books of account that accurately and validly reflect all loans, mortgages, collateral, and other business transactions and maintain proper and adequate internal control over financial reporting as defined by Rule 13a-15(f) adopted under the 1934 Act.

Section 3.14. Financing.  GABC has available on hand, or will have at Closing, sufficient cash and cash equivalents to pay the aggregate cash portion of the Merger Consideration pursuant to Article I of this Agreement.

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Section 3.15. Special 2010 Cash Dividend.  GABC has informally discussed the terms and conditions of the Special 2010 Cash Dividend with officials of the FRB and the DFI on a preliminary basis, and (although GABC has been given no assurances in this regard) GABC has no reason to believe that the FRB, the DFI or any other regulatory authority will not grant any required approvals for (or will otherwise prohibit) the payment of the Special 2010 Cash Dividend by ACBP to its shareholders upon the terms and conditions described in Section 4.06 or Section 5.10, as applicable.

ARTICLE IV.

COVENANTS OF ACBP AND BANK OF EVANSVILLE

Section 4.01. Conduct of Business.

(a) From the date hereof until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or as required by any governmental authority or applicable law or regulation, ACBP and Bank of Evansville shall continue to carry on their respective businesses, and shall discharge or incur obligations and liabilities only in the ordinary course of business as heretofore conducted and, by way of amplification and not limitation with respect to such obligation, neither ACBP nor Bank of Evansville will, without the prior written consent of GABC, which consent may be withheld in GABC’s complete discretion:

(i) declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, except (in accordance with the applicable conditions herein specified for such declaration and payment) for the Special 2010 Cash Dividend; or

(ii) issue (or agree to issue) any common or other capital stock or trust preferred securities (except for the issuance of shares of ACBP Common pursuant to the payment and other terms of, and upon exercise by the holders of, those stock options and warrants described in Section 2.01 of the ACBP Disclosure Schedule or to directors of ACBP and Bank of Evansville in payment of their board fees as described in Section 4.01 of the ACBP Disclosure Schedule) or any options, warrants or other rights to subscribe for or purchase common or any other capital stock or trust preferred securities or any securities convertible into or exchangeable for any such instruments; or

(iii) directly or indirectly redeem, purchase or otherwise acquire (or agree to redeem, purchase or acquire) any of their own common or any other capital stock or trust preferred securities; or

(iv) effect a split, reverse split, reclassification, or other similar change in, or of, any common or other capital stock or otherwise reorganize or recapitalize; or

(v) change the Articles of Incorporation or Bylaws of ACBP or the Articles of Incorporation or Bylaws of Bank of Evansville; or

(vi) except as described in Section 4.01 of the ABCP Disclosure Schedule, pay or agree to pay, conditionally or otherwise, any bonus, additional compensation (other than ordinary and normal bonuses and salary increases consistent with past practices) or severance benefit or otherwise make any changes out of the ordinary course of business with respect to the fees or compensation payable or to become payable to consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees or, except as required by law or as contemplated by this Agreement, adopt or make any change in any Plan or other arrangement or payment made to, for or with any of such consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees; provided, however, that ACBP and Bank of Evansville may pay the fees, expenses and other compensation of consultants, advisors, investment bankers, brokers, attorneys and accountants when, if, and as earned in accordance with the terms of the contracts, arrangements or understandings of ACBP or Bank of Evansville specifically disclosed in Section 4.01 of the ABCP Disclosure Schedule, or

(vii) borrow or agree to borrow any funds (except borrowings that are (A) from sources other than the bank that has provided the Line of Credit and (B) either (1) in amounts that are not material or (2) in

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the ordinary course of business), or directly or indirectly guarantee or agree to guarantee any material obligations of others except in the ordinary course of business or pursuant to outstanding letters of credit; or

(viii) make or commit to make any new loan or issue or commit to issue any new letter of credit or any new or additional discretionary advance under any existing line of credit, or purchase or agree to purchase any interest in a loan participation, in aggregate principal amounts that would cause the credit extensions or commitments of Bank of Evansville to any one borrower (or group of affiliated borrowers) to exceed $250,000 without first providing GABC with ACBP’s customary loan underwriting analysis and consulting with and receiving the advance written consent of GABC, it being understood that “consulting with” in the context of this sentence means advising the employee of GABC who is specified by Section 5.03 (and in accordance with Section 5.03) sufficiently in advance of any proposed action to allow GABC a reasonable opportunity to respond; provided, however, that this Section 4.01(a)(viii) shall not be construed to restrict Bank of Evansville in renewing credit extensions made to existing credit relationships that are not (either at such time or on September 10, 2010) listed on Bank of Evansville’s internal watch list (or graded below its watch list category), provided that such renewals (A) are in the amounts not exceeding the amounts that are then outstanding under the credit extension that is being renewed (any increased or new credit made as part of or incident to such renewal to be subject to this Section 4.01(a)(viii) to that extent) and (B) do not represent renewals of credit decisions that are made after the date of this Agreement in violation of this Section 4.01(a)(viii) or that are otherwise made as part of a plan to evade this Section 4.01(a)(viii); or

(ix) other than U.S. Treasury obligations or asset-backed securities issued or guaranteed by United States governmental agencies or financial institution certificates of deposit insured by the FDIC, in either case having an average remaining life of five years or less (except that maturities may extend to seven years on variable-rate securities), purchase or otherwise acquire any investment security for their own accounts, or sell any investment security owned by either of them which is designated as held-to-maturity, or engage in any activity that would require the establishment of a trading account for investment securities; or

(x) increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; or

(xi) enter into or amend any material agreement, contract or commitment out of the ordinary course of business; or

(xii) except in the ordinary course of business, place on any of their assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

(xiii) except in the ordinary course of business, cancel, release, compromise or accelerate any material indebtedness owing to ACBP or Bank of Evansville, or any claims which either of them may possess, or voluntarily waive any material rights with respect thereto; or

(xiv) sell or otherwise dispose of any real property or any material amount of any personal property other than properties acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness to ACBP or Bank of Evansville; or

(xv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon, prepared by a reliable and qualified person or firm reasonably acceptable to GABC, which does not indicate the presence of material quantities of pollutants, contaminants or hazardous or toxic waste materials on the property; provided, however, that neither ACBP nor Bank of Evansville shall be required to obtain such a report with respect to single family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property might contain such materials or otherwise might be contaminated; or

(xvi) commit any act or fail to do any act which will cause a material breach of any material agreement, contract or commitment; or

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(xvii) violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on its business, financial condition, or earnings; or

(xviii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $10,000 individually or $50,000 in the aggregate for all such purchases, other than purchases of property made in the ordinary course of business in connection with loan collection activities or foreclosure sales in connection with any of ACBP’s or Bank of Evansville’ loans; or

(xix) issue certificate(s) for shares of ACBP Common to any ACBP shareholder (or replacement option agreements or warrant certificates to any holder of any Cancelled Right) in replacement of certificate(s) (or Cancelled Right documents) claimed to have been lost or destroyed without first obtaining from such shareholder(s) (or holder(s) of such Cancelled Rights), at the expense of such holder(s), a surety bond from a recognized insurance company in an amount that would indemnify ACBP (and its successors) against lost certificate(s) (or lost instruments evidencing Cancelled Rights) (but in an amount not less than 150% of the estimated per share value of the Merger Consideration under this Agreement, or estimated Cancellation Amount in relation to the lost Cancelled Right instrument), and obtaining a usual and customary affidavit of loss and indemnity agreement from such shareholder(s);

(xx) hold a special, regular or annual meeting (or take action by consent in lieu thereof) of the Board of Directors or the sole shareholder of Bank of Evansville for the purpose of appointing or electing any new member to the Board of Directors of ACBP or of Bank of Evansville (whether to fill a vacancy or otherwise) unless such new member is approved in advance in writing by GABC; or

(xxi) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to ACBP or Bank of Evansville, surrender right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to ACBP or Bank of Evansville, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax.

(b) ACBP shall promptly notify GABC in writing of the occurrence of any matter or event known to ACBP or Bank of Evansville that is, or is likely to become, materially adverse to the business, operations, properties, assets or condition (financial or otherwise) of ACBP and Bank of Evansville taken as a whole.

(c) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of GABC, ACBP shall neither permit nor authorize its directors, officers, employees, agents or representatives (or those of Bank of Evansville) to, directly or indirectly, initiate, solicit or encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to ACBP or Bank of Evansville or to which ACBP or Bank of Evansville may become a party (all such transactions are hereinafter referred to as “Acquisition Transactions”).

(d) ACBP shall promptly communicate to GABC the terms of any proposal, indication of interest, or offer which ACBP or Bank of Evansville may receive after the date of this Agreement with respect to an Acquisition Transaction. This subsection (d) shall not authorize ACBP or Bank of Evansville or any of their directors, officers, employees, agents or representatives, to initiate any discussions or negotiations with respect to an Acquisition Transaction with a third party or to furnish information to any third party or to cooperate in any way with the making of a proposal, indication of interest, or offer with respect to an Acquisition Proposal.

Section 4.02. Subsequent Discovery of Events or Conditions.  ACBP shall, in the event it or Bank of Evansville obtains knowledge of the occurrence of any event or condition which would have been materially inconsistent with any of its representations and warranties made to GABC and German American under Article II had such event or condition occurred or existed (or, as to events or conditions that occurred or came into existence in whole or in part prior to the date of this Agreement, been known to ACBP or Bank of

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Evansville) on or before the date of this Agreement, or which would be materially inconsistent with its past or expected future satisfaction of any of its agreements or covenants included in Article IV of this Agreement, give prompt notice thereof to GABC.

Section 4.03. Shareholder and Other Approvals; Cooperation.

(a) ACBP shall (regardless of whether or not its Board of Directors has recommended approval of the Merger, as required (subject to a fiduciary duty exception) by the following sentence of this Section 4.03) submit this Agreement to its shareholders for approval and adoption at a special meeting to be called and held in accordance with applicable law and the Articles of Incorporation and Bylaws of ACBP. Unless precluded by applicable fiduciary duties of ACBP’s Board of Directors under Indiana law as determined by the members thereof in good faith after consultation with legal counsel qualified to give sound advice as to such matters under Indiana law, the Board of Directors of ACBP shall recommend to ACBP’s shareholders that such shareholders approve and adopt this Agreement and the Plans of Merger and the Mergers contemplated hereby and thereby. ACBP shall use its best efforts to perform and fulfill all other conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and provisions hereof. ACBP shall furnish (or cause Bank of Evansville to furnish) to GABC in a timely manner all information, data and documents in the possession of ACBP or Bank of Evansville requested by GABC as may be required to obtain any necessary regulatory or other approvals of the Mergers (all of which shall be true, accurate and complete, to the best of the knowledge of their respective management) and shall otherwise cooperate fully with GABC to carry out the purpose and intent of this Agreement. ACBP shall not (a) knowingly take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Mergers from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action or inaction that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Mergers set forth in this Agreement not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Mergers except, in each case, as may be required by applicable law or regulation.

(b) Bank of Evansville shall submit the Bank Merger Agreement to ACBP, as its sole shareholder, for approval by unanimous written consent without a meeting in accordance with applicable law and the Articles of Incorporation and By-laws of Bank of Evansville at a date reasonably in advance of the Effective Time. The Board of Directors of Bank of Evansville shall recommend approval of the Bank Merger Agreement and the Bank Merger to ACBP, as the sole shareholder of Bank of Evansville, and ACBP, as sole shareholder of Bank of Evansville, shall approve the Bank Merger Agreement and the Bank Merger.

Section 4.04. SEC Registration Matters.  ACBP shall cooperate with GABC in the preparation and filing of the Registration Statement described by Section 5.01 and in the taking of any other action required to be taken under any applicable federal or state securities laws in connection with the Holding Company Merger and shall furnish all information concerning it and its management and directors and the holders of its capital stock as may be reasonably requested in connection with any such action.

Section 4.05. Access to Information.

(a) ACBP and Bank of Evansville shall permit GABC and its consultants reasonable access to their properties to perform any investigations, tests, surveys reasonably required by GABC and shall disclose and make available to GABC all books, documents, papers and records relating to their assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including general ledgers), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, material contracts and agreements, loan files, trust files, investments files, filings with any regulatory authority, accountants’ workpapers, litigation files, plans affecting employees, and any other business activities or prospects in which GABC may have an interest in light of the transactions contemplated by this Agreement.

(b) During the period from the date of this Agreement to the Effective Time or the date this Agreement is terminated pursuant to Article VII, ACBP will:

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(i) cause one or more of its or Bank of Evansville’ designated representatives to confer on a regular basis with the Chief Executive Officer of GABC, or any other person designated in a written notice given to ACBP by GABC pursuant to this Agreement, to report the general status of the ongoing operations of ACBP and Bank of Evansville;

(ii) promptly notify GABC of any material change in the normal course of the operation of its business or properties and of any regulatory complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving ACBP or Bank of Evansville, and will keep GABC fully informed of such events; and

(iii) deliver to GABC on a weekly basis a report of new and renewed loans made by Bank of Evansville.

(c) ACBP and Bank of Evansville (a) shall permit GABC (at its expense) to order such surveys, title reports, and title insurance policies (or endorsements on existing title insurance policies), and similar title and survey assurances as GABC may desire to order with respect to the real properties owned by ACBP or Bank of Evansville, for GABC’s reliance and benefit as insured or additional insured, prospective buyer, and/or recipient, and (b) shall promptly cooperate in causing such survey work, title reports, title insurance policies, endorsements, or similar assurances to be delivered to GABC when and as such cooperation is requested by GABC, including execution of any affidavits or other supporting documentation required by a title or survey company in this connection and consents to access to the properties by such third parties.

Section 4.06. Special 2010 Cash Dividend.  Bank of Evansville may pay a cash dividend to ACBP, for the purpose of funding the payment of a cash dividend to holders of ACBP Common on December 30, 2010, and ACBP may pay a cash dividend (in an amount not exceeding $2.00 per ACBP Common share then outstanding) to holders of ACBP Common on December 30, 2010, in accordance with this Section 4.06 (the “Special 2010 Cash Dividend”), if, but only if,

(a) the declaration and payment of such a Special 2010 Cash Dividend is approved in advance, to the extent required by applicable law, by all regulatory agencies (including the DFI, the FDIC, and the FRB) having supervisory jurisdiction over the Mergers and over the payment of dividends by Bank of Evansville and by ACBP (which approval may be in connection with, or as part of, the approval of the Mergers by the foregoing regulatory authorities), and

(b) such Special 2010 Cash Dividend is in fact paid on December 30, 2010 (via delivery by ACBP’s dividend-payment agent to either the United States Postal Service or to a nationally-recognized overnight courier, on December 30, 2010, before the applicable delivery “cut off” time of the receiving facility, of checks representing the amount of the Special 2010 Cash Dividend in next-day delivery envelopes, next day delivery requested without signature, fees and/or postage prepaid, to the record holders of ACBP Common as of the dividend record date (which record date shall be a date prior to December 30, 2010 as established by the Board of Directors of ACBP), and via wire transfer on December 30, 2010 to the appropriate depositary for shares held in “street name” by a custodian or depositary for shares held by beneficial owners through brokers and banks), after both

(i) the Closing of the Mergers and other transactions contemplated by this Agreement has been completed on December 30, 2010, and

(ii) there have been duly filed on December 30, 2010 with the Corporations Division of the Indiana Secretary of State both the Holding Company Articles of Merger and the Bank Articles of Merger (each specifying an Effective Time of each of the Mergers on January 1, 2011, as anticipated).

Section 4.07. Pre-Closing Cooperation in Anticipation of Post-Closing Mergers of Bank of Evansville Subsidiaries.  Bank of Evansville shall cooperate with German American in taking whatever regulatory and corporate actions may be reasonably necessary to facilitate the merger or other business combination of one or more of those entities that are the direct or indirect subsidiaries of Bank of Evansville with and into the similar entities that are direct or indirect subsidiaries of German American, provided that each such merger or other business combination is on terms that are expressly subject to the prior consummation and effectiveness of the Mergers.

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ARTICLE V.

COVENANTS OF GABC AND GERMAN AMERICAN

Section 5.01. Regulatory Approvals and Registration Statement.

(a) GABC shall file or cooperate with ACBP and Bank of Evansville in filing all regulatory applications required in order to consummate the Mergers, including all necessary applications or notices for the prior approvals of the FRB, the DFI and the FDIC. GABC shall use its best efforts to cause all such regulatory applications to be filed on or before October 11, 2010. GABC shall keep ACBP reasonably informed as to the status of such applications or notices and promptly send or deliver copies of such applications or notices, and of any supplementally filed materials, to counsel for ACBP.

(b) GABC shall file with the SEC the registration statement relating to the shares of GABC Common to be issued to the shareholders of ACBP pursuant to this Agreement (the “Registration Statement”), and shall use its best efforts to file such Registration Statement on or before November 1, 2010, and shall use its best efforts to cause it to become effective as soon as practicable. At the time the Registration Statement becomes effective, the form of the Registration Statement shall comply in all material respects with the provisions of the 1933 Act and the published rules and regulations thereunder, and shall (to the best of the knowledge of GABC) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading. At the time of the mailing thereof to the shareholders and at the time of any Shareholders Meeting, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall (to the best of the knowledge of GABC) not contain any untrue statement of a material fact or omit to state any material fact regarding GABC, German American or the Holding Company Merger necessary to make the statements therein not false or misleading. GABC shall promptly and properly prepare and file any other filings required under the 1934 Act relating to the Mergers, or otherwise required of it under the 1934 Act prior to the Effective Time.

Section 5.02. Subsequent Discovery of Events or Conditions.  GABC shall, in the event it obtains knowledge of the occurrence of any event or condition which would have been materially inconsistent with any of its representations and warranties made to ACBP under Article III had such event or condition occurred or existed (or, as to events or conditions that occurred or came into existence in whole or in part prior to the date of this Agreement, been known to GABC) on or before the date of this Agreement, or which would be materially inconsistent with its past or expected future satisfaction of any of its agreements or covenants included in Article V of this Agreement, give prompt notice thereof to ACBP.

Section 5.03. Consummation of Agreement.  GABC shall use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and conditions of this Agreement. GABC and German American shall use their best efforts to cause the conditions for payment of the Special 2010 Cash Dividend specified by Section 4.06 to be satisfied on or prior to December 30, 2010. GABC agrees that, subject to applicable law, the Special 2010 Cash Dividend, if paid as contemplated by Section 4.06 and/or Section 5.10, will be treated and reported by GABC for income tax purposes as income reportable in 2010. For purposes of the approvals required for loans, letters of credit and advances under Section 4.01(a)(viii) and loan workouts under Section 4.01(a)(xiii), GABC shall at all times designate an employee of GABC with decision-making authority who shall respond promptly to all requests for such approvals from ACBP or Bank of Evansville and shall promptly notify ACBP and Bank of Evansville of such designation and changes therein from time to time (it being acknowledged that GABC has designated Clay W. Ewing as the initial such employee).

Section 5.04. Preservation of Business.  GABC shall: (a) conduct its business substantially in the manner as is presently being conducted and in the ordinary course of business and not amend its articles of incorporation in any manner that requires the approval of shareholders of GABC under the IBCL; (b) file, and cause its subsidiaries to file, all required reports with applicable regulatory authorities; (c) comply with all laws, statutes, ordinances, rules or regulations applicable to it and to the conduct of its business, the noncompliance with which results or could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of GABC on a consolidated basis; and (d) comply in all

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material respects with each contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party by which it is or may be subject or bound, the breach of which could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of GABC on a consolidated basis. GABC shall promptly notify ACBP in writing of the occurrence of any matter or event known to GABC that is, or is likely to become, materially adverse to the businesses, operations, properties, assets or condition (financial or otherwise) of GABC and its subsidiaries on a consolidated basis.

Section 5.05. Representation on GABC and German American Boards of Directors.  GABC and German American shall cause two persons who are currently members of the ACBP Board of Directors (who shall be chosen by GABC after the opportunity for consultation regarding its choice having been afforded to ACBP) to be appointed to the boards of directors of GABC and German American, as soon as practicable after the Effective Time and subject to receipt of any necessary regulatory approvals. One of such persons shall be appointed to a vacancy on GABC’s Board of Directors to be created in the class of directors with terms expiring at the annual meeting of shareholders of GABC in 2012, and the other shall be appointed to a vacancy on GABC’s Board of Directors to be created in the class of directors with terms expiring at the annual meeting of shareholders of GABC in 2013.

Section 5.06. Employee Benefit Matters.

(a) GABC and German American may, in their sole discretion, terminate or continue any or all Plans; provided, however, that any termination or modification of a Plan (other than those agreements listed in Section 2.09(a) and Section 2.09(c) of the ACBP Disclosure Schedule) that is subject to Code Section 409A shall comply with the requirements of that Code Section 409A, such that, no interest, penalties, or additional tax will be imposed under Code Section 409A(a)(1)(B) resulting from the termination (excluding interest, penalties, or additional tax resulting solely from the operation of such plan prior to the termination thereof). Notwithstanding the foregoing, GABC and German American shall continue the medical, dental and vision plans of ACBP and Bank of Evansville until the later of January 31, 2011 or the Effective Time; provided, however, that GABC and German American may, in their sole discretion, continue any or all such plans for a longer period.

(b) GABC and German American shall provide compensation and benefits to the current employees of ACBP and its subsidiaries, including Bank of Evansville, that are generally comparable to those provided to GABC and German American’s similarly situated employees; provided, however, that this Section 5.06(b) shall not be construed to limit the ability of GABC or German American to terminate the employment of any ACBP or Bank of Evansville employee at any time. With respect to any employee benefit plan in which any employees of ACBP and/or Bank of Evansville are eligible to participate after the Closing Date (the “New GABC Plans”), GABC and German American shall: (i) subject to the approval of the stop-loss insurance provider to GABC and German American, waive all pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of ACBP and Bank of Evansville under any health and welfare New GABC Plans (except to the extent that such conditions and waiting periods exist under the Plans that covered such employees before the Closing Date and have not yet been met with respect to the employee) in which such employees may be eligible to participate after the Closing Date, (ii) if the Effective Time is on or after February 1, 2011 at 12:01 A.M Evansville, Indiana time, in determining any deductibles, coinsurance or maximum out-of-pocket limitations under the New GABC Plans for the plan year in which such employee first participates in the applicable New GABC Plan, give effect to amounts paid on or after February 1, 2011 by such employees under similar Plans maintained by ACBP and/or Bank of Evansville immediately prior to the Effective Time (provided that such amounts are in respect of the Plan year beginning February 1, 2011 of the applicable similar Plan), (iii) with respect to current employees of ACBP and Bank of Evansville on the Closing Date, recognize prior service with ACBP and Bank of Evansville that is accrued on or prior to the Closing Date for purposes of eligibility to participate and vesting credit (but not for benefit accrual purposes), (iv) with respect to current employees of ACBP and Bank of Evansville on the Closing Date, credit each such employee with the greater of: (A) the amount of the accrued but unused vacation time and sick time that such employee has earned under the applicable program of ACBP and Bank of Evansville during the year in which the Effective Time occurs; or (B) the amount of accrued but unused paid time off that such employee would have earned under the paid time off program or equivalent of GABC or German American had such employee been an employee of GABC or German
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American as of January 1 of the year in which the Effective Time occurs (taking into account any vacation or sick time used by such employee during such year), to the paid time off program or equivalent of GABC or German American in effect on the Closing Date; (v) with respect to each employee of ACBP and Bank of Evansville who receives a credit pursuant to the immediately preceding subdivision (iv), if such employee is terminated during the 2011 calendar year, such employee shall receive full payment of all credited and accrued but unused vacation time and sick time, or paid time off, whichever is applicable, at the employee’s regular rate of pay within thirty days following his or her date of termination (i.e., all limitations on the payment of accrued but unused paid time off, vacation time and sick time at the time of termination of employment under the paid time off program (or equivalent) of GABC or German American will not apply); and (vi) with respect to current employees of ACBP and Bank of Evansville on the Closing Date, credit each such employee with the number of accrued but unused sick days (not to exceed 65) that such employee earned under the sick time program of ACBP and Bank of Evansville through the last day of the year prior to the year in which the Effective Time occurs, to the extended illness bank program or equivalent of GABC or German American.

(c) GABC and German American shall either (i) maintain the Code Section 125 plan of ACBP and Bank of Evansville (the “ACBP 125 Plan”) for the remainder of the calendar year in which the Closing Date occurs, or (ii) terminate the ACBP 125 Plan as of or after the Closing Date and either allow the employees of ACBP and its subsidiaries, including Bank of Evansville, who become employees of GABC and/or German American as of the Closing Date to participate in GABC’s and/or German American’s Code Section 125 Plan or adopt a new Code Section 125 plan (either alternative referred to hereafter as the “GABC 125 Plan”) for such employees who were participating in the ACBP 125 Plans, and transfer the bookkeeping account value of flexible spending account balances that have not been forfeited, if any, including amounts deferred and claims paid in the year of the transfer, of such employees under the ACBP 125 Plans to the GABC 125 Plan.

Section 5.07. Directors and Officers Indemnification and Insurance.

(a) GABC and German American shall indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director and officer of ACBP and its subsidiaries, including Bank of Evansville (each, an “Indemnified Party”) following the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent (and subject to the making of the same findings as to eligibility for such indemnification) that such Indemnified Party would have been indemnified as a director, officer or employee of ACBP or any of its subsidiaries under Indiana law or ACBP’s or any such subsidiaries’ articles of incorporation, charter or bylaws as in effect as of the date of this Agreement.

(b) GABC and German American shall cause the persons serving as officers and directors of ACBP and its subsidiaries (including Bank of Evansville) immediately prior to the Closing to be covered for a period of six years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by ACBP (the “Existing Policy”) (provided that GABC and German American may substitute policies providing comparable or better coverage than the Existing Policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that GABC and German American shall not be required to pay annual premiums for the Existing Policy (or for any substitute policies) in excess of 200% of the annual premium for the current annual term of the Existing Policy (the “Maximum Amount”); and, provided further, however, that, if notwithstanding the use of reasonable best efforts to do so GABC and German American are unable to maintain or obtain the insurance called for by this Section 5.07(b), GABC and German American shall obtain as much comparable insurance as is available for the Maximum Amount.

(c) The provisions of this Section 5.07 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(d) In the event that either GABC or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or

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(ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of GABC shall assume the obligations set forth in this Section 5.07.

Section 5.08. Advisory Board of Directors.  For a period of not less than two years following the Effective Time, German American shall establish and maintain an advisory board of directors of German American for its Evansville banking market, and appoint five (5) current members of the Board of Directors of Bank of Evansville to serve on such advisory board. The advisory board shall meet on a regular basis and shall consult and confer with the Board of Directors of German American as to, among other things, transitional matters related to the Bank Merger and business development and community service in the Evansville banking market. The members of the advisory board shall receive compensation comparable to the compensation paid by GABC or German American to other advisory directors.

Section 5.09. Charitable Giving and Related Matters.  To the extent that the total pledges actually collected from employees of Bank of Evansville for the 2010 United Way Campaign (together with the corporate pledge made by Bank of Evansville) do not meet the corporate goal of $27,300, then GABC or German American shall contribute any shortfall to the 2010 United Way Campaign. GABC shall permit the Greater Evansville Affiliate of the Susan G. Komen Breast Cancer Foundation, Inc. to continue to occupy its current premises at 4424 Vogel Road, Evansville, Indiana, until at least April 6, 2013 upon the same terms and conditions as such tenant currently is occupying such premises.

Section 5.10. Funding for Special Cash Dividend.  If for any reason the potential Special 2010 Cash Dividend cannot be paid by ACBP (including approval by the regulatory authorities for payment from funds sourced from ACBP or its subsidiary, or lack of dividend funding from Bank of Evansville for such Special 2010 Cash Dividend) but the other conditions for payment of such Special 2010 Cash Dividend specified by Section 4.06 are otherwise satisfied as of the anticipated December 30, 2010, Closing Date, then GABC shall (subject to any regulatory objections from its regulatory authorities to doing so) advance the funds to ACBP that are necessary to fund ACBP’s payment of such dividend, if ACBP shall so request. ACBP shall be obligated to repay any amounts so advanced by GABC, with interest at the rate of 8% per annum, in a single installment of principal payable on the tenth anniversary of the date of such advance, and on other terms substantially the same as the terms of the subordinated debentures that were issued by GABC to the public in 2009 (provided that, should the FRB request any changes to such terms in order for such ACBP subordinated debenture to qualify as Tier 2 regulatory capital for ACBP, then the parties shall cooperate in responding to such requests by making such changes).

ARTICLE VI.

CONDITIONS PRECEDENT TO THE MERGER

Section 6.01. Conditions of GABC’s and German American’s Obligations.  The obligations of GABC and German American to effect the Mergers shall be subject to the satisfaction (or waiver by GABC and German American) prior to or on the Closing Date of the following conditions:

(a) The representations and warranties made by ACBP and Bank of Evansville in this Agreement shall have been (i) true and correct in all material respects on the date of this Agreement (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date), and (ii) true and correct in all material respects as of the Closing Date, with the same effect as though such representations and warranties had been made or given on and as of the Closing Date, except that (A) representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date, and (B) this condition shall be deemed to have been satisfied in the event that representations or warranties that are made inaccurate by events or circumstances arising after the date of this Agreement do not, individually or in the aggregate, constitute and could not reasonably be expected to result in an ACBP Material Adverse Effect as defined in Section 1.10(c).

(b) ACBP and Bank of Evansville shall have performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement.

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(c) The shareholders of ACBP shall have approved and adopted this Agreement and the Plan of Merger as required by applicable law and its Articles of Incorporation and Bylaws.

(d) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority, governmental agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers which makes the consummation of the Mergers illegal.

(e) All necessary regulatory approvals, consents, authorizations and other approvals required by law or stock market requirements for consummation of the Mergers shall have been obtained and shall remain in full force and effect, and all statutory or regulatory waiting periods in respect thereof shall have expired, and no such approvals shall contain any burdensome conditions, stipulations, restrictions or requirements which GABC reasonably determines in good faith would adversely affect the consolidated financial condition, earnings, business, properties or operations of GABC following the Effective Time.

(f) GABC shall have received all documents required to be received from ACBP or Bank of Evansville on or prior to the Closing Date, all in form and substance reasonably satisfactory to GABC.

(g) The Registration Statement shall be effective under the 1933 Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC.

(h) GABC shall have received from its tax counsel, Ice Miller LLP, an opinion to the effect that if the Mergers are consummated in accordance with the terms set forth in this Agreement, (i) the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of ACBP Common upon receipt of the Merger Consideration (except for the cash portion of the Merger Consideration, if any, and cash received in lieu of fractional shares); (iii) the basis of shares of GABC Common received by the shareholders of ACBP will be the same as the basis of shares of ACBP Common exchanged therefor, plus the gain recognized and less the cash received, if any; and (iv) the holding period of the shares of GABC Common received by the shareholders of ACBP will include the holding period of the shares of ACBP Common exchanged therefor provided such shares were held as capital assets as of the Effective Time.

(i) Holders of not more than ten percent (10%) of the number of shares of ACBP Common issued and outstanding as of the record date for determining shareholders entitled to vote on the Holding Company Merger shall have timely provided ACBP of notice of their intent to exercise dissenters’ rights under the IBCL and shall otherwise be deemed to be holders of Dissenting Shares under Section 1.03(i).

(j) ACBP shall have terminated the Line of Credit with the commercial bank that has extended the Line of Credit, and shall have provided evidence reasonably satisfactory to GABC that ACBP has obtained physical possession of the stock certificate(s) evidencing ownership of any capital stock or other securities issued by ACBP or Bank of Evansville in which such commercial bank had any possessory or other security interest as collateral security for such Line of Credit, and that all such security interests in such capital stock or other securities have been released by such commercial bank and terminated.

(k) Supplemental indentures with the indenture trustees for the issues of junior subordinated debentures issued by ACBP for the benefit of the Trusts have been executed and delivered in order to evidence GABC’s assumption of ACBP’s obligations in respect of such debentures and the related indentures and contracts, as described by Section 2.01(f) of the ACBP Disclosure Schedule.

Section 6.02. Conditions of ACBP’s and Bank of Evansville’s Obligations.  ACBP’s and Bank of Evansville’ obligations to effect the Mergers shall be subject to the satisfaction (or waiver by ACBP and Bank of Evansville) prior to or on the Closing Date of the following conditions:

(a) The representations and warranties made by GABC and German American in this Agreement shall have been (i) true and correct in all material respects on the date of this Agreement (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other

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date shall be true and correct in all material respects as of such date), and (ii) true and correct in all material respects as of the Closing Date, with the same effect as though such representations and warranties had been made or given on and as of the Closing Date, except that (A) representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date, and (B) this condition shall be deemed to have been satisfied in the event that representations or warranties that are made inaccurate by events or circumstances arising after the date of this Agreement do not, individually or in the aggregate, constitute and could not reasonably be expected to result in a GABC Material Adverse Effect as defined in Section 1.10(d).

(b) GABC and German American shall each have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement.

(c) The shareholders of ACBP shall have approved and adopted this Agreement and the Plan of Merger as required by applicable law and its Articles of Incorporation and Bylaws.

(d) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority, other governmental agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, enforced or deemed applicable to the Mergers which makes the consummation of the Mergers illegal.

(e) All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the Mergers shall have been obtained and all waiting periods required by law shall have expired.

(f) ACBP shall have received all documents required to be received from GABC or German American on or prior to the Closing Date, all in form and substance reasonably satisfactory to ACBP.

(g) The Registration Statement shall be effective under the 1933 Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC.

(h) ACBP and its Board of Directors (for the benefit of the ACBP shareholders) shall have received from tax counsel for GABC, Ice Miller LLP, an opinion reasonably satisfactory to ACBP to the effect that if the Mergers are consummated in accordance with the terms set forth in this Agreement, (i) the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of ACBP Common upon receipt of the Merger Consideration (except for the cash portion of the Merger Consideration, if any, and cash received in lieu of fractional shares); (iii) the basis of shares of GABC Common received by the shareholders of ACBP will be the same as the basis of shares of ACBP Common exchanged therefor, plus the gain recognized and less the cash received, if any; and (iv) the holding period of the shares of GABC Common received by the shareholders of ACBP will include the holding period of the shares of ACBP Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

(i) The shares of GABC Common to be issued in the Holding Company Merger shall (if and to the extent required by such Market) have been approved for listing on The Nasdaq Stock Market, subject to official notice of issuance.

ARTICLE VII.

TERMINATION OR ABANDONMENT

Section 7.01. Mutual Agreement.  This Agreement may be terminated by the mutual written agreement of ACBP and GABC, approved by their respective Boards of Directors, at any time prior to the filing of the Holding Company Articles of Merger with the Indiana Secretary of State, regardless of whether approval of this Agreement and the Mergers by the shareholders of ACBP shall have been previously obtained.

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Section 7.02. By Unilateral Action.  Either party may, in addition to any other remedies to which such party may be entitled, terminate this Agreement at any time prior to the Effective Time and abandon the Mergers, if such party’s Board of Directors determines that:

(a) either

(i) the other party has breached any representation or warranty contained herein and such breach would have caused the condition to Closing under Section 6.01(a) (in the case of a breach by ACBP and Bank of Evansville) or Section 6.02(a) (in the case of a breach by GABC and German American) to be unsatisfied, which breach cannot be cured, or has not been cured within thirty (30) days after the giving of written notice to such party of such breach; or

(ii) the other party has breached in any material respect any of its covenants or agreements contained herein, which breach cannot be cured, or has not been cured within thirty (30) days after the giving of written notice to the other party of such breach; or

(b) any of the conditions to the obligations of such party are not satisfied or waived on the Closing Date (other than as a result of any failure on the part of such party to comply with or perform any of its covenants or obligations set forth in this Agreement), immediately upon delivery of written notice thereof to the other party on the Closing Date.

Section 7.03. Shareholder Approval Denial.  If this Agreement and consummation of the Mergers is not approved by the vote of a majority of the ACBP Common outstanding on the record date for the meeting (including any adjournments) of ACBP Common shareholders at which the proposal for the approval of this Agreement and consummation of the Mergers is submitted to them for a vote, then either party (subject to Section 7.07(b)) may terminate this Agreement by giving written notice thereof to the other party.

Section 7.04. Termination Upon Adverse Regulatory Determination.  In connection with the filings that GABC, German American, ACBP and/or Bank of Evansville may be required to make in connection with the Mergers with banking and antitrust regulatory agencies (“Agencies”), each party shall use its best efforts to obtain all necessary approvals of, or clearances from, the Agencies, and shall cause its respective agents and advisors to cooperate and use their best efforts in connection therewith. GABC (or its subsidiaries) shall be responsible for making the required filings for the Mergers (except to the limited extent that the applicable law, regulations, or forms specify that ACBP or Bank of Evansville is the appropriate filing party) with the Agencies, and for discussing such filings with the Agencies and responding to comments thereon. If any required filing is disapproved by any of the Agencies, or any determination is made by any of the Agencies that either of the Mergers cannot be consummated except on terms and conditions that are materially adverse to GABC (an “Adverse Determination”), then GABC shall promptly advise ACBP of such Adverse Determination and GABC’s intended course of action with respect thereto. In the event that GABC in its sole discretion determines to seek a judicial or regulatory appeal or review (formal or informal) of the Adverse Determination, ACBP and Bank of Evansville (and their agents and advisors) shall continue to cooperate with such appeal and review procedure and use its best efforts to assist in connection with obtaining reversal or modification of such Adverse Determination. In the event that (i) GABC in its sole discretion elects not to seek an appeal or review of the Adverse Determination or elects in its sole discretion at any time after seeking such an appeal or review to discontinue that effort, or (ii) GABC seeks such an appeal or review but all avenues for such appeal or review are exhausted without the Adverse Determination having been vacated or overruled or modified in such a manner that the Adverse Determination is no longer materially adverse, then either GABC or ACBP may terminate this Agreement without obligation to the other on account of the Adverse Determination.

Section 7.05. Regulatory Enforcement Matters.  In the event that ACBP or Bank of Evansville, on the one hand, or GABC or German American, on the other hand, should become a party or subject to any cease and desist order imposed by any federal or state agency charged with the supervision or regulation of banks or their holding companies after the date of this Agreement, then the party that is not (and whose affiliate is not) subject to such regulatory enforcement may terminate this Agreement by giving written notice thereof to the other party.

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Section 7.06. Lapse of Time.  If the filing of the Holding Company Articles of Merger with respect to the Holding Company Merger with the Indiana Secretary of State does not occur on or prior to March 31, 2011 (other than as the proximate result of any failure on the part of the party giving notice pursuant to this Section 7.06 to comply with or perform any of its covenants or obligations set forth in this Agreement), then this Agreement may be terminated by the Board of Directors of either ACBP or GABC by giving written notice thereof to the other party.

Section 7.07. Effect of Termination.

(a) Upon termination, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of any party or their respective directors, officers, employees, agents and shareholders, except as provided in compliance with: (i) the obligations of the parties to pay their expenses pursuant to Section 8.02, and (ii) the obligations of the parties to pay certain termination fees under the circumstances described by subsection (b) of this Section 7.07; provided, however, that a termination under Section 7.02(a)(ii) shall not in any way release a breaching party from any liability for any Willful and Material Breach of this Agreement giving rise to such termination. “Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b) In the event that this Agreement is terminated (i) due to the failure of the Holding Company Merger to be approved by the requisite vote of shareholders of ACBP (whether due to the failure of ACBP (in breach of its obligations to do so under this Agreement) to cause the Holding Company Merger to be submitted to a vote of shareholders of ACBP, the failure of the ACBP Board to recommend the Holding Company Merger to shareholders of ACBP as contemplated by Section 4.03(a), or otherwise), following the submission after the date of this Agreement by any other person or entity not a party to this Agreement of an indication of interest to ACBP or Bank of Evansville contemplating a merger, consolidation, plan of stock exchange, sale of all or substantially all assets, or other business combination with ACBP or Bank of Evansville which is publicly disclosed to the shareholders of ACBP prior to the vote by such shareholders on the Holding Company Merger (each, a “Business Combination”), and (ii) ACBP or Bank of Evansville shall within 12 months following a termination of this Agreement as described in Section 7.03 accept a proposal for a Business Combination with any third party (including but not limited to the third party that submitted the indication of interest described above), then in addition to whatever legal rights or remedies GABC may be entitled to assert against any third party, ACBP shall, upon GABC’s demand and not later than the second business day after the making of such demand, pay to GABC a termination fee of One Million Five Hundred Thousand Dollars ($1,500,000). If ACBP should fail or refuse to pay any amount demanded by GABC pursuant to the preceding sentence and GABC recovers such disputed amount pursuant to a legal proceeding, ACBP shall, in addition thereto, pay to GABC all costs, charges, expenses (including without limitation the fees and expenses of counsel) and other amounts expended by GABC in connection with or arising out of such legal proceeding.

Section 7.08. Specific Performance.  The parties agree that money damages would not be a sufficient remedy for any breach of this Agreement by any party hereto. Therefore, prior to any termination of this Agreement pursuant to this Article VII, any party shall be entitled to specific performance and injunctive relief as a remedy for any such breach and to enforce compliance with the covenants of the parties set forth in this Agreement.

ARTICLE VIII.

MISCELLANEOUS

Section 8.01. Liabilities.  In the event that this Agreement is terminated or the Mergers abandoned pursuant to the provisions of Article VII hereof, no party and no officer, director or employee of any party hereto shall have any liability to any other party for costs, expenses, damages, termination fees, or otherwise except to the extent specifically set forth in Section 7.07.

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Section 8.02. Expenses.  ACBP shall pay all expenses of ACBP and Bank of Evansville and their shareholders, officers and directors incidental to the Mergers contemplated hereby, and GABC shall pay all expenses of GABC and its subsidiaries and their shareholders, officers and directors incidental to the Mergers contemplated hereby.

Section 8.03. Notices.  Any notice or other communication hereunder shall be in writing and shall be deemed to have been given or made (a) on the date of delivery, in the case of hand delivery, or (b) three (3) business days after deposit in the United States Registered or Certified Mail, with mailing receipt postmarked by the Postal Service to show date of mailing, postage prepaid, or (c) upon actual receipt if transmitted during business hours by facsimile (but only if receipt of a legible copy of such transmission is confirmed by the recipient); addressed (in any case) as follows:

(a)	If to GABC:
German American Bancorp, Inc. 711 Main Street Box 810 Jasper, Indiana 47546 Attn: Mark A. Schroeder, Chairman and Chief Executive Officer
with a copy to:
Mark Barnes Law PC 5717 Fall Creek Road Indianapolis, Indiana 46220 Attn: Mark B. Barnes, Esq.
(b)	If to ACBP: American Community Bancorp, Inc. 4424 Vogel Road Evansville, Indiana 47715 Attn: Michael Sutton, President and Chief Executive Officer
with a copy to:
Lewis, Rice & Fingersh L.C. 600 Washington Ave. St. Louis, Missouri. 63101 Attn: Tom W. Zook, Esq.

or to such other address as any party may from time to time designate by notice to the others.

Section 8.04. Non-survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 8.05. Representations Not Affected by Review.  The reliability and binding effect of any representation or warranty made by any party in this Agreement shall not be diminished or limited in any way by any review, or by the opportunity to conduct any review, by or on behalf of the intended beneficiary of the subject matter of the representation or warranty, whether before or after the date of this Agreement, unless and to the extent that the reviewing party and the other party expressly agree otherwise in writing.

Section 8.06. Press Releases.  GABC and ACBP shall use reasonable efforts (i) to develop a joint communications plan with respect to this Agreement and the transactions contemplated hereby, (ii) to ensure that all press releases and other public statements with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or

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rules of NASDAQ, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

Section 8.07. Entire Agreement.  Except for that certain three-page letter agreement prepared by ACBP’s financial advisor dated August 5, 2010 and addressed to GABC and accepted by GABC as of that date (the “NDA”), this Agreement constitutes the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings and agreements between the parties relating to the subject matter hereof.

Section 8.08. Headings and Captions.  The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

Section 8.09. Waiver, Amendment or Modification.  The conditions of this Agreement that may be waived may only be waived by written notice specifically waiving such condition addressed to the party claiming the benefit of the waiver. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto.

Section 8.10. Rules of Construction.  Unless the context otherwise requires (a) a term used herein has the meaning assigned to it, and (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles.

Section 8.11. Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

Section 8.12. Successors.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, estates, heirs, personal representatives, and executors. Except as provided in Section 5.07, there shall be no third party beneficiaries hereof.

Section 8.13. Governing Law; Assignment.  This Agreement shall be governed by the laws of the State of Indiana. This Agreement may not be assigned by any of the parties hereto.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

GERMAN AMERICAN BANCORP, INC.
By: /s/ Mark A. Schroeder Mark A. Schroeder Chairman and Chief Executive Officer

GERMAN AMERICAN BANCORP
By: /s/ Mark A. Schroeder Mark A. Schroeder Chairman and Chief Executive Officer

AMERICAN COMMUNITY BANCORP, INC.
By: /s/ Barney R. Maynard Name: Barney R. Maynard Its: Chairman of the Board of Directors

BANK OF EVANSVILLE
By: /s/ Michael S. Sutton Name: Michael S. Sutton Its: President & CEO

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APPENDIX A

PLAN OF MERGER

The following constitutes a Plan of Merger within the meaning of the Indiana Business Corporation Law (Indiana Code 23-1-40-1) (“IBCL”):

(1) The names of each corporation planning to merge (the “Merger”) are:

German American Bancorp, Inc., an Indiana corporation (the “Surviving Corporation”)

American Community Bancorp, Inc., an Indiana corporation (the “Merging Corporation”)

(2) The corporation surviving the Merger is German American Bancorp, Inc., the name of which is not changed pursuant to this Plan of Merger.

(3) This Plan of Merger has been adopted by the Boards of Directors of the Surviving Corporation and the Merging Corporation as part of that certain Agreement and Plan of Reorganization among them and certain of their subsidiaries dated October 4, 2010 (the “Reorganization Agreement”). As explicitly permitted by the Indiana Business Corporation Law (Indiana Code 23-1-18-19(n) and Indiana Code 23-1-40-1(c)), reference is hereby made to the Reorganization Agreement for the purpose of including the terms by which certain variable amounts not determinable at the time of adoption and approval of this Plan of Merger (as described below in italic type) will be determined. Pursuant to this Plan of Merger, the Surviving Corporation is hereby authorized to amend and update this Plan of Merger in order to specify such variable amounts (as so determined and reasonably approved by the Merging Corporation on the Closing Date of the Merger, as defined by the Reorganization Agreement) in the Plan of Merger (in lieu of the italic references) before it is filed with the Articles of Merger referenced.

(4) At the time of filing with the Indiana Secretary of State of appropriate Articles of Merger with respect to the Merger (the “Articles of Merger”) or at such later time as shall be specified by such Articles of Merger (the “Effective Time”), each of the shares of common stock, without par value, of the Merging Corporation (“Merging Corporation Shares”) that shall then be issued and outstanding (other than those Merging Corporation Shares that are held of record by a holder who has timely given notice of such holder’s intent to exercise dissenters’ rights under the IBCL, hereafter referred to as “Dissenting Shares,” and Merging Corporation Shares that are then held of record by the Surviving Corporation) shall be converted into the right to receive, without interest, the following consideration (“Merger Consideration”):

(a) a cash payment of $ [here insert the amount of the cash payment determined in accordance with Reorganization Agreement prior to the filing of this Plan of Merger with the Articles of Merger], and

(b) a number of newly-issued common shares of the Surviving Corporation (“Surviving Corporation Shares”) equal to  [here insert the Exchange Ratio determined in accordance with Reorganization Agreement prior to the filing of this Plan of Merger with the Articles of Merger].

Holders of Dissenting Shares shall be entitled to the rights provided by the IBCL. Merging Corporation Shares that are held of record by the Surviving Corporation immediately prior to the Effective Time shall be cancelled at the Effective Time and shall not be converted into the Merger Consideration.

(5) The shares of Surviving Corporation stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of Surviving Corporation stock.

(6) The Articles of Incorporation and the Bylaws of the Surviving Corporation (each as amended immediately prior to the effective time of the Merger) shall not change as a result of the Merger.

(7) No fractional shares of the Surviving Corporation Stock shall be issued in the Merger and, in lieu thereof, holders of shares of Merging Corporation Stock who would otherwise be entitled to a fractional share interest (after taking into account all shares of Merging Corporation Stock held by such holder) in stock of the Surviving Corporation shall be paid an amount in cash equal to the product of multiplying such fractional share by $. [Here insert the dollar amount determined in accordance with Section 1.03 of the Reorganization Agreement prior to the filing of this Plan of Merger with the Articles of Merger]

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(8) From time to time on and after the Effective Time, the last acting officers of the Merging Corporation, or the corresponding officers of the Surviving Corporation, may, in the name of the Surviving Corporation, execute and deliver all such proper deeds, assignments and other instruments and take or cause to be taken all such further or other actions as the Surviving Corporation, or its successors or assigns, may deem necessary or desirable in order to vest in, perfect or confirm to the Surviving Corporation and its successors and assigns, title to and possession of all of the property, rights, privileges, powers and franchises of the Merging Corporation and otherwise to carry out the intent and purposes of this Plan of Merger.

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APPENDIX B

AGREEMENT AND PLAN OF BANK MERGER

between

GERMAN AMERICAN BANCORP

and

BANK OF EVANSVILLE

THIS AGREEMENT AND PLAN OF BANK MERGER (this “Agreement”), made between GERMAN AMERICAN BANCORP (hereinafter referred to as “German American”), a banking corporation organized under the laws of the State of Indiana, being located at 711 Main Street, Jasper, County of Dubois, in the State of Indiana, and BANK OF EVANSVILLE a banking corporation organized under the laws of the State of Indiana, being located at 4424 Vogel Road, Evansville, County of Vanderburgh, in the State of Indiana, each acting pursuant to a resolution of its board of directors adopted by the vote of at least a majority of its directors, witnesses as follows:

SECTION 1.

Bank of Evansville shall be merged with and into German American under the charter of the latter (the “Merger”), subject to and effective in accordance with the terms and conditions of this Agreement. The Articles of Incorporation and Bylaws of German American, as in effect immediately prior to the effective time of the Merger, shall continue, unchanged, as the Articles of Incorporation and Bylaws of the surviving bank from and after the effective time of the Merger.

SECTION 2.

The name of the surviving bank shall be “German American Bancorp.”

SECTION 3.

The business of the surviving bank shall be that business that is authorized to be conducted by a banking corporation organized under the laws of the State of Indiana. The business of banking of the surviving bank shall be conducted by the surviving bank at its main office which shall be located at 711 Main Street, Jasper, Indiana, and at its legally-established branches.

SECTION 4.

The Merger shall have all of the effects provided by the Indiana Financial Institutions Act, as amended. All assets of Bank of Evansville as they exist at the effective time of the Merger shall pass to and vest in the surviving bank without any conveyance or other transfer. The surviving bank shall be responsible for all of the liabilities of every kind and description of Bank of Evansville existing as of the effective time of the Merger.

SECTION 5.

At the effective time of the Merger, the shares of capital stock of German American that were issued and outstanding immediately prior to the Merger shall continue to be issued and outstanding, and the shares of capital stock of Bank of Evansville that were issued and outstanding immediately prior to the Merger shall be canceled.

SECTION 6.

The members of the board of directors of German American immediately prior to the effective time of the Merger shall continue to serve as members of the Board of Directors of the surviving bank at and after the effective time of the Merger until the next annual meeting or until such time as their successors have been elected and have qualified. The officers of German American immediately prior to the effective time of the Merger shall continue to serve as officers of the surviving bank at and after the effective time of the Merger until they are removed or resign their offices.

SECTION 7.

This Agreement may be terminated by the mutual consent of the boards of directors of German American and Bank of Evansville at any time prior to the filing of the Articles of Merger with respect to the Merger with the Department of Financial Institutions of the State of Indiana and with the Secretary of State of the State of Indiana. Notwithstanding the foregoing, in the event that that certain Agreement and Plan of Reorganization dated October 4, 2010, by and among German American Bancorp, Inc., American Community Bancorp, Inc., German American Bancorp and Bank of Evansville (“Reorganization Agreement”) is terminated without the Holding Company Merger (as defined in the Reorganization Agreement) having become effective under the Indiana Business Corporation Law, then this Agreement shall also be terminated and shall be of no further force and effect.

SECTION 8.

This Agreement shall be approved by the sole shareholder of each of the merging banks as required by law. Subject to Section 9 of this Agreement, the Merger shall become effective at the time specified in the Articles of Merger filed with the Department of Financial Institutions of the State of Indiana and with the Secretary of State of the State of Indiana (the “Effective Time”).

SECTION 9.

Anything herein to the contrary notwithstanding, the obligations of the merging banks under this Agreement are subject to and expressly conditioned upon the consummation of the merger of German American Bancorp, Inc., and American Community Bancorp, Inc., as described in the Reorganization Agreement.

SECTION 10.

From time to time on and after the Effective Time, the last acting officers of Bank of Evansville or the corresponding officers, shareholder, or agents of German American may, in the name of the Surviving Bank, execute and deliver all such proper deeds, assignments and other instruments and take or cause to be taken all such further or other actions as the Surviving Bank, or its successors or assigns, may deem necessary or desirable in order to vest in, perfect or confirm to the Surviving Bank and its successors and assigns, title to and possession of all of the property, rights, privileges, powers and franchises of Bank of Evansville and otherwise to carry out the intent and purposes of this Agreement.

WITNESS, the signatures of said merging banks this  day of , 201, each set by its President or a Vice President and attested to by its Cashier or Secretary, pursuant to a resolution of its board of directors, acting by a majority of its members.

GERMAN AMERICAN BANCORP
Attest:
Secretary or Cashier	By:

BANK OF EVANSVILLE
Attest:
Secretary or Cashier	By: Michael Sutton President and Chief Executive Officer

STATE OF INDIANA	)
) ss:
COUNTY OF DUBOIS	)

On this  day of , 2010, before me, a notary public, personally came  as , and , as , of German American Bancorp and each in his or her capacity acknowledged this instrument to be the act and deed of the bank and the seal affixed to it to be its seal..

WITNESS my official seal and signature this day and year.

(Seal of Notary)
Notary Public
My commission expires

STATE OF INDIANA	)
) ss:
COUNTY OF VANDERBURGH	)

On this  day of , 2010, before me, a notary public, personally came , as , and , as , of Bank of Evansville, and each in his or her capacity acknowledged this instrument to be the act and deed of the bank and the seal affixed to it to be its seal..

WITNESS my official seal and signature this day and year.

(Seal of Notary)
Notary Public
My commission expires

APPENDIX C

Form of Cancellation Agreement for Cancelled Rights

CANCELLATION AGREEMENT AND RELEASE

This CANCELLATION AGREEMENT AND RELEASE (the “Agreement”) is made as of , 201, by and among AMERICAN COMMUNITY BANCORP, INC., an Indiana corporation (“ACBP”), GERMAN AMERICAN BANCORP, INC., an Indiana corporation (“GABC”) and , a  [description of Holder as either an “individual” or entity, trust, estate, etc., and residence or jurisdiction of organization to be inserted here] (“Holder”).

Recitals

WHEREAS, ACBP (or Bank of Evansville, N.A., a national banking association that was a predecessor in interest of ACBP) issued to Holder on or about  that certain “[here identify warrant or option by title of grant or other instrument]”, No.  [here insert designation of warrant or option by instrument number, if applicable, e.g. “W-1”] (the “Cancelled Right”), which Cancelled Right is currently exercisable for  shares (as adjusted for all events after date of issuance of the Cancelled Right through the date of this Agreement) of ACBP’s (or its predecessor’s) common stock (each, a “Subject Share” and together the “Subject Shares”) at a purchase or exercise price (also as so adjusted) of $ per Subject Share; and

WHEREAS, pursuant to that certain Agreement and Plan of Reorganization among the Company, GABC, and the banking subsidiaries of the Company and of GABC dated as of October 4, 2010 (“Reorganization Agreement”) and subject to satisfaction (or waiver where applicable) of all terms and conditions specified by such Merger Agreement, ACBP will be (or has been already) merged into GABC (the “Merger”); and

WHEREAS, the Reorganization Agreement (Section 1.03(c)) provides that certain unexercised rights (including the Holder’s Cancelled Right, and, collectively, the “Cancelled Rights”) to purchase shares of ACBP’s common stock (the “ACBP Stock”) shall be cancelled at the Effective Time of the Merger if such Cancelled Rights are not exercised prior to such Effective Time (a “Cancellation by Operation of Merger”), or are not cancelled at the Closing of the Merger pursuant to an optional surrender of such Cancelled Rights by the holders thereof before the Closing Date, with such Closing cancellation to be completed subject to and in accordance with Section 1.03(c) of the Merger Agreement (a “Cancellation at Closing”);

WHEREAS, the Reorganization Agreement provides that, in connection with the cancellation of the Cancelled Rights (either a Cancellation by Operation of Merger or a Cancellation at Closing), the holders of the Cancelled Rights (in order to obtain certain specified Cancellation Consideration) must execute and deliver to the Company a cancellation agreement in form and substance satisfactory to GABC and to surrender the original instruments evidencing the Cancelled Rights for cancellation;

WHEREAS, the undersigned Holder desires to induce GABC to pay to the Holder, in cancellation of the Holder’s Cancelled Right identified above, a cancellation payment by executing and delivering to ACBP and to GABC this Agreement and tendering the documentation identified hereby;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:

Agreement

1. Cancellation.  Subject to the terms and conditions of this Agreement and the Reorganization Agreement, GABC shall deliver to Holder or its order the amount of  Dollars ($) as the cancellation payment prescribed by the Reorganization Agreement (without interest) in respect of all of the Subject Shares covered by the Cancelled Right ($ per Subject Share) purchasable under the Cancelled Right (the “Cancellation Payment”), with no holdback or deduction (except for any applicable withholding requirements), with such Cancellation Payment to be paid either by Cancellation at Closing (an option that is available only through 5:00 P.M. Evansville time on the business day preceding the Closing Date of the Merger, as determined in accordance with the Reorganization Agreement) or by Cancellation by Operation of Merger [Holder to check desired cancellation option and related payment method]:

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•	Cancellation at Closing (this option is available only to Holders who have timely and completely submitted this Agreement and all required Cancellation Documentation (to the reasonable satisfaction of GABC) to ACBP before 5:00 P.M. Evansville time on the business day immediately prior to the Closing Date, as specified by the Reorganization Agreement).

Holder desires to complete the cancellation of the Cancelled Right as a Cancellation at Closing Transaction, and desires the Cancellation Payment to be paid via (choose one):

 wire transfer of funds effected by GABC on the Closing Date (as defined by the Reorganization Agreement) according to the wire instructions shown on the signature page hereof,

or

 GABC check made payable to Holder or its order and transmitted on the Closing Date (as defined by the Reorganization Agreement), by recognized overnight courier, next day delivery, shipper prepaid, to the address of the Holder specified below.

•	Cancellation by Operation of Merger.

Holder desires to accept the Cancellation Payment pursuant to Cancellation by Operation of Merger, and desires the Cancellation Payment to be paid via GABC check made payable to Holder or its order and transmitted on the first business day after the Effective Time of the Merger (as defined by the Reorganization Agreement), by recognized overnight courier, next day delivery, prepaid by the sender, to the address of the Holder specified below.

2. Surrender of Cancellation Documentation and Acceptance for Payment. Holder has tendered to ACBP and GABC, together with Holder’s signed copies of this Agreement in duplicate, for surrender to ACBP and GABC, or their agent, pursuant to this Agreement, the following [Holder to select applicable choice below]

 the original instrument or agreement evidencing the Cancelled Right that is the subject of this Agreement, endorsed in blank for transfer to GABC’s reasonable satisfaction; or

 an affidavit of loss and indemnity agreement with respect to the Cancelled Right that is the subject of this Agreement, in the form specified by GABC, together with a surety bond on terms and in an amount that GABC has advised the Holder is satisfactory to GABC.

The Holder further agrees to submit whatever other documentation that GABC may reasonably require as contemplated by Section 1.03(c) of the Reorganization Agreement. Together all documentation described by this Section 2 is sometimes referred to as the “Cancellation Documentation.” It shall be a condition of payment and delivery of the Cancellation Payment that GABC is reasonably satisfied that this Agreement has been properly executed and that the underlying certificate or agreement that evidences the Cancelled Right has been properly endorsed or is otherwise in proper form for transfer and cancellation. Upon determination by GABC that the documentation is acceptable, GABC shall pay the Cancellation Payment to the Holder or its order as specified by Section 1, whereupon ACBP and GABC are authorized by Holder to mark the face of the Cancelled Right as “cancelled” and such Cancelled Right (if not previously cancelled by operation of the Merger) shall be deemed cancelled.

3. Release.  In consideration of the Cancellation Payment, Holder hereby in complete cancellation, satisfaction and release of all claims of such holder in respect thereof releases and forever discharges:

•	ACBP, GABC and their predecessors (including Bank of Evansville, N.A., and Bank of Evansville), successors, subsidiaries, affiliates, assigns and each of them, and
•	each past, present, and future director, partner, subsidiary, division or entity or affiliated corporation, and each past, present or future employee, agent, representative, attorney, accountant, officer, director, stockholder, subscriber, of any of the foregoing, and
•	all persons acting by, through, under or in concert with any of the foregoing,

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of and from any and all claims, actions, causes of action, suits, debts, liens, demands, contracts, liabilities, agreements, costs, expenses, or losses of any type, whether known or unknown, fixed or contingent, which Holder had, now has, or may hereafter have, arising out of or resulting from the acquisition of the Cancelled Right, or the shares of stock of ACBP that were issuable upon exercise of the Cancelled Right, including but not limited to, (i) Holder’s claim to any equity interest in ACBP or GABC or any of their predecessors, successors, subsidiaries or affiliates (including any economic interest that is derivative of an equity interest), and (ii) any and all claims with respect to rights of notice under the Cancelled Right or applicable law.

4. Representations And Warranties Of Holder.  Holder (and the individual signing hereby on behalf of or as the Holder) hereby represents and warrants to the Company that:

a. Holder (and such signatory) has full right, power, legal capacity and authority to enter into this Agreement and the transactions contemplated hereby; that the execution, delivery and performance of this Agreement has been duly and validly approved and authorized by Holder; and that this Agreement constitutes a valid and legally binding obligation of Holder, enforceable in accordance with its terms.

b. Holder has good and valid title to, and owns all right, title and interest (legal and beneficial) in, the Cancelled Right being cancelled pursuant to this Agreement, free and clear of all assignments, pledges, security interests, hypothecations, encumbrances and other liens (“Liens”).

c. Upon payment by ACBP or GABC pursuant to this Agreement of the Cancellation Payment, the Cancelled Right shall be cancelled, free and clear of all Liens.

d. Holder had a fair opportunity prior to the Closing Date to review the proxy statement/prospectus mailed by ACBP to all holders of ACBP common stock on or about , 2010, and acknowledges that a copy of such document has been provided to Holder a reasonable time prior to Holder’s execution and delivery of this Agreement.

e. Holder had a fair opportunity, at Holder’s expense, to the extent that Holder has or had desired to do so, to consult with legal, financial and tax advisors of Holder’s choice concerning the legal, financial, and tax implications of signing and delivering this Agreement and receiving the Cancellation Payment in respect of the Cancelled Right (as distinguished from exercising the Cancelled Right prior to the Effective Time in accordance with its terms or taking any other action in respect of the Cancelled Right), and of signing and delivering this Agreement prior to the date that is the Closing Date of the Merger as part of a Cancellation at Closing (as distinguished from a Cancellation by Operation of Merger), and acknowledges that neither GABC nor ACBP has advised the Holder concerning any such implications.

5. This Agreement shall be governed by and construed under the laws of the State of Indiana.

6. This Agreement may be executed in one or more counterparts and delivered by facsimile, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

7. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given if delivered personally or by commercial messenger or courier service to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by advance notice to the other party.

8. Each party hereto shall bear its own expenses in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated hereby.

9. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the parties hereto.

10. This Agreement, the other agreements and the documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein. The section headings herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement

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11. Each of the parties shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may be reasonably required to effect the transactions contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, this Cancellation Agreement and Release has been executed by the undersigned as of the day and year first above written.

AMERICAN COMMUNITY BANCORP, INC.	GERMAN AMERICAN BANCORP, INC.
By:	By:
Name:	Name:
Title:	Title:

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HOLDER

NAME OF HOLDER:

(to be signed exactly as name of Holder appears on face of Cancelled Right, unless appropriate transfer documentation, accompanied by Medallion signature guarantees, is submitted to the satisfaction of GABC to evidence the authority of a different Holder to sign as such)

By:
Name:
Title:
Address:

Wire Transfer Instructions (wire transfers available for Cancellation at Closing only)

[Form W-9 signed by Holder also to be submitted]

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FIRST AMENDMENT OF AGREEMENT AND PLAN OF REORGANIZATION

THIS FIRST AMENDMENT OF AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) is made as of October 27, 2010, by and among AMERICAN COMMUNITY BANCORP, INC., an Indiana corporation (“ACBP”), BANK OF EVANSVILLE, an Indiana banking corporation (“Bank of Evansville”), GERMAN AMERICAN BANCORP, INC., an Indiana corporation (“GABC”), and GERMAN AMERICAN BANCORP, an Indiana banking corporation (“German American”).

This Amendment relates to that certain Agreement and Plan of Reorganization dated as of October 4, 2010, by and among the parties to this Amendment (the “Agreement”).

The sole purpose of this Amendment is to add, to the end of current subsection (a) of Section 5.07 of the Agreement (immediately before and in replacement of the ending period) the phrase “, provided, however, that in no event shall GABC or German American be obligated under this Section 5.07 to any Indemnified Party in the event, and to the extent, that performing its obligations under this Section 5.07 would violate applicable state or federal law, or regulations thereunder, including without limitation the regulations of the Federal Deposit Insurance Corporation presently found at 12 C.F.R. Section 359.”.

This Amendment does not otherwise amend or modify any provision of the Agreement, which continues in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

GERMAN AMERICAN BANCORP, INC.

By: /s/ Mark A. Schroeder

  Mark A. Schroeder
  Chairman and Chief Executive Officer

GERMAN AMERICAN BANCORP

By: /s/ Mark A. Schroeder

  Mark A. Schroeder
  Chairman and Chief Executive Officer

AMERICAN COMMUNITY BANCORP, INC.

By: /s/ Michael S. Sutton

  Name: Michael S. Sutton
  Its: President and CEO

BANK OF EVANSVILLE

By: /s/ Michael S. Sutton

  Name: Michael S. Sutton
  Its: President and CEO

Annex B

October 4, 2010

Board of Directors
American Community Bancorp, Inc.
4424 Vogel Road
Evansville, IN 47715

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus” or “we”) has been advised that American Community Bancorp, Inc. (“ACBP” or the “Company”) is considering entering into an Agreement and Plan of Reorganization (the “Merger Agreement”) with German American Bancorp, Inc. (“GABC”), pursuant to which ACBP will be merged with and into GABC with GABC continuing as the surviving corporation, and each issued and outstanding share (excluding any shares of ACBP Common (as defined in the Merger Agreement) held of record by GABC and/or Dissenting Shares (as defined in the Merger Agreement), the “Shares”) of Common Stock, no par value per share, of the Company (the “Company Common Stock”) will be converted into the right to receive (a) $2.00 in cash (the “Cash Consideration”); and (b) 0.725 shares of GABC Common (as defined in the Merger Agreement), no par value per share (the “Stock Consideration” and collectively with the Cash Consideration, the “Merger Consideration”), subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement (the “Merger”).

You have requested Stifel Nicolaus’ opinion, as investment bankers, as to the fairness, from a financial point of view, as of the date hereof, to the holders of Shares of Company Common Stock of the per Share Merger Consideration to be received by such holders of Shares from GABC in the Merger pursuant to the Merger Agreement (the “Opinion”).

In connection with our opinion, we have, among other things:

(i)	reviewed and analyzed a draft copy of the Merger Agreement dated October 2, 2010;
(ii)	reviewed and analyzed the audited consolidated financial statements of ACBP for the five years ended December 31, 2009 and the unaudited consolidated financial statements of ACBP for the quarter ended June 30, 2010;
(iii)	reviewed and analyzed the audited consolidated financial statements of GABC for the two years ended December 31, 2009 and the unaudited consolidated financial statements of GABC for the quarter ended June 30, 2010.
(iv)	reviewed and analyzed certain other publicly available information concerning ACBP and GABC;
(v)	held discussions with GABC’s senior management, including, without limitation, discussions regarding estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the Merger on GABC;

Stifel, Nicolaus & Company, Incorporated
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(vi)	reviewed certain non-publicly available information concerning ACBP, including, without limitation, internal financial analyses and forecasts prepared by its management and held discussions with ACBP’s senior management regarding recent developments and regulatory matters;
(vii)	participated in certain discussions and negotiations between representatives of ACBP and GABC;
(viii)	reviewed the reported prices and trading activity of the equity securities of ACBP and GABC;
(ix)	analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;
(x)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;
(xi)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and
(xii)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the banking industry generally.

In connection with our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel Nicolaus, by or on behalf of ACBP or GABC, or that was otherwise reviewed by Stifel Nicolaus and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by ACBP and GABC (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), we have assumed that the forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of ACBP and GABC, as applicable, as to the future operating and financial performance of ACBP and GABC, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic, market and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel Nicolaus has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. We have further relied upon the assurances by ACBP or GABC that they are unaware of any facts that would make their respective information incomplete or misleading.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either ACBP or GABC since the date of the last financial statements of each company made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the respective financial statements of ACBP and GABC are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of either ACBP’s or GABC’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of ACBP or GABC. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy. We relied on advice of ACBP’s counsel as to certain legal matters with respect to ACBP, the Merger Agreement and the Merger and other transactions and other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company or GABC. We

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have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

Our Opinion is limited to whether the per Share Merger Consideration is fair to the holders of Shares of Company Common Stock, from a financial point of view, as of the date hereof. Our Opinion does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Company’s Board of Directors (the “Board”) or the Company; (ii) the legal, tax or accounting consequences of the Merger on the Company or the holders of Company Common Stock including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; and (iv) the treatment of, or effect of the Merger on, ACBP’s Options and Warrants (each as defined in the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which GABC’s securities will trade following public announcement or consummation of the Merger.

Our Opinion is necessarily based on economic, market, monetary, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It is understood that subsequent developments may affect the conclusions reached in this Opinion and that Stifel Nicolaus does not have or assume any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger and is not to be relied upon by any shareholder of the Company or GABC or any other person or entity. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of ACBP or GABC as to how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any ACBP shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transaction or business strategy which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger.

Stifel Nicolaus, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to ACBP in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger. We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger. In addition, ACBP has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel Nicolaus and any party to the Merger. Stifel Nicolaus may seek to provide investment banking services to GABC or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel Nicolaus may trade ACBP or GABC’s securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Stifel Nicolaus’ Fairness Opinion Committee has approved the issuance of this opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent; except in accordance with the terms and conditions of Stifel Nicolaus’ engagement letter agreement with ACBP.

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Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the per Share Merger Consideration to be received by holders of Shares of Company Common Stock from GABC in the Merger pursuant to the Merger Agreement is fair to such holders of Shares of Company Common Stock, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

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Annex C

Dissenters’ Rights Provisions of the Indiana Business Corporation Law

Chapter 44 of Article 1 of Title 23 of the Indiana Code (IC)

Chapter 44. Dissenters’ Rights

IC 23-1-44-1 — “Corporation” defined

Sec. 1. As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

IC 23-1-44-2  — “Dissenter” defined

Sec. 2. As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.

IC 23-1-44-3 — “Fair value” defined

Sec. 3. As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

IC 23-1-44-4  — “Interest” defined

Sec. 4. As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

IC 23-1-44-4.5 — “Preferred shares” defined

Sec. 4.5. As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions.

IC 23-1-44-5 — “Record shareholder” defined

Sec. 5. As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

IC 23-1-44-6 — “Beneficial shareholder” defined

Sec. 6. As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

IC 23-1-44-7 — “Shareholder” defined

Sec. 7. As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder.

IC 23-1-44-8 — Right to dissent and obtain payment for shares

Sec. 8. (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation is a party if:

(A)	shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and
(B)	the shareholder is entitled to vote on the merger.
(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.
(3)	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.
(4)	The approval of a control share acquisition under IC 23-1-42.
(5)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.

(c) The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:

(1)	that are outstanding immediately before the effective date of the amendment; or
(2)	that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment;

does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.

(d) A shareholder:

(1)	who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or
(2)	who would be so entitled to dissent and obtain payment but for the provisions of subsection (b);

may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.

(e) Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:

(1)	The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.
(2)	The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

IC 23-1-44-9 — Dissenters’ rights of beneficial shareholder

Sec. 9. (a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1)	the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and
(2)	the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote.

IC 23-1-44-10 — Proposed action creating dissenters’ rights; notice

Sec. 10. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.

(b) If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter.

IC 23-1-44-11 — Proposed action creating dissenters’ rights; assertion of dissenters’ rights

Sec. 11. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1)	must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and
(2)	must not vote the shareholder’s shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.

IC 23-1-44-12 — Dissenters’ notice; contents

Sec. 12. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b) The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:

(1)	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
(2)	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
(3)	supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;
(4)	set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and
(5)	be accompanied by a copy of this chapter.

IC 23-1-44-13 — Demand for payment and deposit of shares by shareholder

Sec. 13. (a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b)(3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action.

IC 23-1-44-14 — Uncertificated shares; restriction on transfer; dissenters’ rights

Sec. 14. (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

IC 23-1-44-15 — Payment to dissenter

Sec. 15. (a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b) The payment must be accompanied by:

(1)	the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
(2)	a statement of the corporation’s estimate of the fair value of the shares; and
(3)	a statement of the dissenter’s right to demand payment under section 18 of this chapter.

IC 23-1-44-16 — Failure to take action; return of certificates; new action by corporation

Sec. 16. (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure.

IC 23-1-44-17 — Withholding payment by corporation; corporation’s estimate of fair value;
after-acquired shares

Sec. 17. (a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter.

IC 23-1-44-18 — Dissenters’ estimate of fair value; demand for payment; waiver

Sec. 18. (a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1)	the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;
(2)	the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or
(3)	the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares.

IC 23-1-44-19 — Court proceeding to determine fair value; judicial appraisal

Sec. 19. (a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1)	for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or
(2)	for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.

IC 23-1-44-20 — Costs; fees; attorney’s fees

Sec. 20. (a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or
(2)	against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Annex D

VOTING AGREEMENT

This VOTING AGREEMENT (“Agreement”) is made and entered into as of October 1, 2010, by and among GERMAN AMERICAN BANCORP, INC., an Indiana corporation (“German American”), and the undersigned securityholder(s) (the “Securityholder”, which term is used to describe all undersigned securityholders together if more than one) of American Community Bancorp, Inc., an Indiana corporation that is not a party to this Agreement (the “Company”). All capitalized terms herein not otherwise defined shall have the meaning ascribed to them in the Merger Agreement (as defined below).

Recitals

WHEREAS, pursuant to an Agreement and Plan of Reorganization that German American has confidentially advised the Securityholder is expected to be entered into on October 4, 2010 or as soon as practicable thereafter (the “Merger Agreement”), by and among German American, the Company, and their respective banking subsidiaries, the Company (a) will merge into German American, with German American continuing a the surviving corporation and all of the outstanding common stock of the Company (“Company Stock”) being exchanged for common stock of German American and a cash payment and (b) all of the outstanding stock options and warrants to purchase Company Stock that have been issued by the Company to founding shareholders, directors and employees (“Purchase Rights”) being cancelled for a payment approximating the in-the-money values of the Purchase Rights (the merger and the cancellation of Purchase Rights being sometimes referred to in this Agreement as the “Transaction”);

WHEREAS, the Securityholder is the beneficial owner of, or exercises control and direction over, the number of issued and outstanding shares of Company Stock, and a number of issued and outstanding Purchase Rights, as set forth on the signature page hereof;

WHEREAS, the Securityholder has had a fair opportunity to review the Merger Agreement (the September 30 draft of which has been provided by German American, with Company consent, to the Securityholder for the Securityholder’s advance confidential review, as contemplated by that certain confidentiality agreement between German American and the lead representative of the Securityholder that has been previously entered into) and to consult with legal, tax, financial and other advisers of the Securityholder’s choosing to the extent such Securityholder has desired to have such consultation(s); and

WHEREAS, as a material inducement for German American to enter into the Merger Agreement with the Company and thereby provide the benefits of the Transaction to the Securityholder, the Securityholder is willing (among other terms and conditions set forth in this Agreement) to (i) in accordance with the terms hereof, not transfer or otherwise dispose of any of such Securityholder’s shares of Company Stock or Purchase Rights, or any and all other shares or securities of the Company issued, issuable, exchanged or exchangeable, in respect of any Company Stock or Purchase Rights (the “Securities”), (ii) vote or use best efforts to cause to be voted Company Stock as set forth herein; and (iii) not take any action that would cause any of the Securities to be eligible for cash payments pursuant to a judicial appraisal of the fair value of those Securities under Chapter 44 of the Indiana Business Corporation Law (Indiana Code 23-1-44-1 et. seq.) (“Chapter 44 Rights”).

Agreement

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the Securityholder (jointly and severally, if more than one) agrees with German American as follows:

1. Transfer and Encumbrance.  The Securityholder agrees that the Securityholder will not take or permit any action to, directly or indirectly, (i) transfer, sell, assign, give, pledge (excluding any pledges already in effect to commercial lenders that secure the repayment of money borrowed), exchange, or otherwise dispose of or encumber the Securities (except as may be specifically required by court order, in which case the Securityholder shall give German American prior written notice and any such transferee shall agree to be bound by the terms and conditions of this Agreement) prior to the Expiration Date (as defined below), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date; (ii) deposit any of the

Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto, in each case, in a manner that conflicts or may conflict with the Securityholder’s obligations hereunder; or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer, exchange or other disposition of or transfer of any interest in or the voting of any of the Securities, in each case, in a manner that conflicts or may conflict with the Securityholder’s obligations hereunder. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) March 31, 2011, or (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

2. Agreement to Vote and Not to Exercise Chapter 44 Rights.  Prior to the Expiration Date, at every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Securityholder agrees to vote (or cause to be voted) the shares of Company Stock owned of record directly by such Securityholder, and, to the full extent legally permitted, cause holders of record of other shares of Company Stock over which the Securityholder has the sole or shared power to vote (or to direct the vote) to vote (and to provide evidence thereof within ten (10) days prior to the meeting) (such directly owned and other shares of Company Stock being referred to herein collectively as the “Shares”): (i) in favor of approval of the Transaction, the Merger Agreement and the transactions contemplated thereby and any matter that could reasonably be expected to facilitate the Transaction; (ii) in favor of any alternative structure as may be agreed upon by German American and the Company to effect the Transaction; provided that such alternative structure is on terms in the aggregate no less favorable to the Securityholder from a financial point of view than the terms of the Transaction set forth in the Merger Agreement (including, without limitation, with respect to the consideration to be received by the Securityholder); and (iii) against the consummation of any proposal looking toward the acquisition of control of the Company by any party not affiliated with German American, or any action, proposal, agreement or transaction (other than the Transaction, the Merger Agreement or the transactions contemplated thereby) that in any such case would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, which could reasonably result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled or which would be inconsistent with the Transaction or any other transaction contemplated by the Merger Agreement. Further, Securityholder shall cause all of such Shares not to become the subject of any communication to the Company that might reasonably be construed as asserting an intention by the Securityholder to exercise Chapter 44 Rights or a claim of such Chapter 44 Rights in respect of any such Shares. Prior to the Expiration Date, the Securityholder will not enter into any agreement or understanding with any Person to vote or to exercise Chapter 44 Rights. In addition, prior to the Expiration Date, the Securityholder agrees not to enter into any agreement, discussions or negotiations with any firm, entity, individual, or group (other than German American or any of its affiliates) with respect to an Acquisition Proposal or a potential Acquisition Proposal. This Agreement is intended to bind the Securityholder as a stockholder of the Company only with respect to the specific matters set forth herein. Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict the Securityholder from voting in his, her or its sole discretion on any matter other than those matters referred to in this Agreement.

3. No Opposition.  Prior to the Expiration Date, the Securityholder agrees not to take, or cause to be taken, any action in the Securityholder’s capacity as a holder of Securities of the Company that would, or would be reasonably likely to, have the purpose or effect of preventing the consummation of the Transaction and the transactions contemplated by the Merger Agreement. Prior to the Expiration Date, the Securityholder agrees to take, or cause to be taken in its capacity as a holder of Securities of the Company, all actions necessary to effect the Transaction and the transactions contemplated by the Merger Agreement.

4. New Securities.  The Securityholder hereby agrees that any shares of the capital stock or other securities of the Company that the Securityholder purchases or with respect to which the Securityholder otherwise acquires a right to acquire or other beneficial ownership (as such concept of beneficial ownership is interpreted for purposes of the beneficial ownership disclosure provisions of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission adopted thereunder) after the date of this Agreement and prior to the Expiration Date (the “New Securities”), and any and all other shares or securities of the Company issued, issuable, exchanged or exchangeable in respect of any New Securities, shall become subject to the terms and conditions of this Agreement to the same extent as if they constituted Securities.

5. Representations, Warranties and Covenants of Securityholder.  The Securityholder (and if more than one signatory exists for the Securityholder, all such signatories, jointly and severally) hereby represents and warrants to, and covenants with, German American that:

5.1. Ownership.  Except as may be noted on the signature page hereof, the person(s) or entity(ies) who or that has (have) signed this Agreement as the Securityholder have good and marketable title to, and is (are) the sole legal and beneficial owners of Securities in the numbers that are specified on the signature page hereof. As of the date hereof, such person(s) or entity(ies) does (do) not beneficially own any shares of the capital stock of the Company or other securities issued by the Company other than the Securityholder’s Securities that are so identified. No person acting on behalf of any such person(s) or entity(ies) has provided German American with any information concerning the nature of ownership of the numbers of Securities identified on the signature page hereto that is false or misleading in any respect material to German American.

5.2. Authorization; Binding Agreement.  The Securityholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby and has sole voting power and sole power of disposition, with respect to all of the Shares with no restrictions on its voting rights or rights of disposition pertaining thereto, except as specified by the signature page hereof. The Securityholder has duly executed and delivered this Agreement and, assuming its due authorization, execution and delivery by German American, this Agreement is a legal, valid and binding agreement of the Securityholder, enforceable against the Securityholder in accordance with its terms.

5.3. No Violation.  Except as may be provided in any pledges already in effect to commercial lenders (i.e. loans with German American and the Company) that secure the repayment of money borrowed, neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby and thereby will (i) violate, or cause a breach of or default (or an event which with notice or the lapse of time or both would become a default) under, any contract, agreement or understanding, or any judgment or any arbitration award, that is binding upon the Securityholder; or (ii) cause the acceleration of any obligation under or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an option or purchase right in favor of any third party, or any lien or encumbrance on any property or asset of the Securityholder pursuant to any provision of any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree to which the Securityholder is subject or by which the Securityholder or any of the Securityholder’s properties or assets are bound. No proceedings are pending which, if adversely determined, will have a material adverse effect on any ability to vote or dispose of any of the Securities.

5.4. Regulatory Approvals.  The Securityholder agrees that, so long as the Securityholder is required to vote the Securities in favor of the Transaction, the Securityholder shall, at German American’s or the Company’s cost, cooperate with all reasonable requests by German American or the Company in obtaining all governmental and regulatory approvals that are required (a) to permit German American to complete the Transaction as contemplated in the Merger Agreement and (b) for German American to have obtained (or to retain) the rights sought to be obtained by German American by this Agreement.

5.5. Public Disclosure.  The Securityholder agrees not to make any public disclosure or announcement of or pertaining to this Agreement, the Transaction, the Merger Agreement or the transactions contemplated thereby nor to disclose that any discussions or negotiations are taking place in connection therewith without the prior written consent of both German American and the Company, provided, however, that the Securityholder may make such disclosures if and to the extent that such are required in the written opinion of counsel for the Securityholder by applicable law, subject to prior consultation by the Securityholder or the Securityholder’s counsel concerning the proposed disclosure and the legal reasons therefor with counsel for German American and the Company.

6. Further Assurances.  The Securityholder hereby covenants and agrees to execute and deliver, or cause to be executed or delivered, such proxies, consents, waivers and other instruments, and undertake any and all further action, necessary or desirable, in the reasonable opinion of German American, to carry out the purpose and intent of this Agreement and to consummate the Transaction, the Merger Agreement and the transactions contemplated thereby.

7. Termination.  This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided, however, that nothing herein shall relieve any party from liability hereof for breaches of this Agreement prior to the Expiration Date.

8. Miscellaneous.

8.1. Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction (or deemed formally or informally by a governmental agency) to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. In the event that a governmental agency (including but not limited to the Board of Governors of the Federal Reserve System (the “FRB”)) expresses to German American any concern that this Agreement may be violative of law applicable to German American or the Securityholder, then German American shall so notify the Securityholder of such concern, and German American and the Securityholder shall cooperate with each other toward amending this Agreement in order to resolve such governmental agency’s concern(s).

8.2. Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other; provided, however, that German American may freely assign its rights to a direct or indirect wholly-owned subsidiary of German American without such prior written approval but no such assignment shall relieve German American of any of its obligations hereunder. Any purported assignment without such consent shall be void. No provision of this Agreement shall be for the benefit of any third party, except that the Company is an intended third-party beneficiary of the Securityholder’s agreements pursuant to this Agreement, and German American may provide a copy of this Agreement to the Company.

8.3. Amendment and Modification.  This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

8.4. Specific Performance; Injunctive Relief.  The parties hereto acknowledge that German American will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Securityholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to German American upon such violation, German American shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to German American at law or in equity.

8.5. Notices.  All notices that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered by hand, national or international overnight courier service, transmitted by telecopy or mailed by registered or certified mail, postage prepaid (effective when delivered by hand, or by telecopy or electronic message (if receipt of such telecopy or electronic message at or about the time of telecopy or electronic message is confirmed by the recipient of the telecopy or electronic message), one (1) business day after dispatch by overnight courier, and three (3) business days after dispatch by mail), as follows:

If to German American, to:

Mark A. Schroeder
Chairman and Chief Executive Officer
German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47546
Telecopy No.: (812) 482-0745

with a copy to:

Mark B. Barnes
Mark Barnes Law PC
5717 Fall Creek Road
Indianapolis, Indiana 46220
Telecopy No.: (317) 575-5570

If to any person who has signed this Agreement as Securityholder, to the address or facsimile number set forth beneath the Securityholder’s signature below.

8.6. Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Indiana without giving effect to any choice or conflict of law provision, rule or principle (whether of the State of Indiana or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Indiana.

8.7. Entire Agreement.  This Agreement contains the entire understanding of German American and Securityholder in respect of the subject matter hereof, and, except for any confidentiality agreements between German American and the Securityholder specifically referenced on the signature page hereof, supersedes all prior negotiations and understandings between the parties with respect to such subject matters.

8.8. Counterparts.  This Agreement may be executed (and delivered, in original form or by electronic mail or by facsimile transmission) in several counterparts, each of which shall be an original, but all of which together shall (when executed and delivered between or among two or more signatories) constitute one and the same agreement.

8.9. Effect of Headings.  The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

8.10. Jurisdiction.  The parties to this Agreement agree that any suit, action or proceeding arising out of, or with respect to, this Agreement, or any judgment entered by any court in respect thereof shall be brought in the courts located in Vanderburgh County Indiana or the U.S. District Court for the Southern District of Indiana — Evansville Division as the commencing party may elect, and the Securityholder hereby accepts the exclusive jurisdiction of those courts for the purpose of any suit, action or proceeding. In addition, the Securityholder hereby irrevocably waives, to the fullest extent permitted by law, any objection which the Securityholder may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any such court, and hereby further irrevocably waives any claim that any suit, action or proceedings brought in such court has been brought in an inconvenient forum.

8.11. No Limitation on Actions of the Securityholder as Director or Officer.  Notwithstanding anything to the contrary in this Agreement, in the event the Securityholder, or a representative of the Securityholder, is an officer or director of the Company, nothing in this Agreement is intended or shall be construed to require the Securityholder, or its representative, as the case may be, in such individual’s capacity as an officer or director of the Company, to act or fail to act in accordance with such individual’s fiduciary duties in such capacity.

8.12. Remedies Not Exclusive.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

8.13. Waiver of Jury Trial.  Deleted.

8.14. Disclosure.  The Securityholder hereby authorizes German American and the Company to disclose the identity of the Securityholder and the nature and amounts of its commitments, arrangements and understandings under this Agreement (and to file publicly a copy of this Agreement in that connection) in any reports or other filings or communications that either German American or the Company may be required to file under any applicable law (without seeking confidential treatment of such disclosure), including without limitation the laws popularly known as Bank Holding Company Act of 1956, the Bank Merger Act, the Securities Exchange Act of 1934, and the Securities Act of 1933 (each as amended), and including, without limitation, any report filed with the Securities and Exchange Commission on Form 8-K or any Schedule 13D or Schedule 13G, any Registration Statement filed by German American under the Securities Act of 1933, and any applications or notices seeking or concerning regulatory review and/or approval of the Transaction and/or this Agreement that may be filed with the FRB, the Federal Deposit Insurance Corporation and the Indiana Department of Financial Institutions.

8.15. Attorney Fees.  German American hereby agrees to pay any and all reasonable costs, expenses and attorneys fees of the Securityholder in connection with the review and execution of this Agreement, any future negotiation or consultation in connection with the merger contemplated by this Agreement, and/or in the event of any judicial proceeding arising out of or related to this Agreement or which requires the interpretation or construction of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the day and year first above written.

GERMAN AMERICAN BANCORP, INC.

By: /s/ Mark A. Schroeder Mark A. Schroeder, Chairman and Chief Executive Officer

[GERMAN AMERICAN SIGNATURE PAGE TO VOTING AGREEMENT]

SECURITYHOLDER

By: FOUR S PROPERTIES LLC Print Name of Securityholder and Representative Capacity of Signatory if Applicable: /s/ Jack A. Strassweg, Manager
By: Jack A. Strassweg Print Additional Name of Securityholder if Joint or Common or Group Owners and Representative Capacity of Signatory if Applicable: /s/ Jack A. Strassweg
By: Print Additional Name of Securityholder if Joint or Common or Group Owners and Representative Capacity of Signatory if Applicable:

Name and address for notice to all signatories above: 7721 Newburgh Rd Evansville IN 47715

Facsimile number for notices to all signatories above: 812 867 4778

Securities owned of record or beneficially in the aggregate by all signatories above as of the date hereof:

166,083 shares of Company Common, consisting of

•	166,083 shares owned of record and evidenced by stock certificate(s) issued by the Company in name(s) of signatory Securityholder(s) exactly as signed above
•	__________ shares owned of record by other accounts
•	__________ shares purchasable pursuant to Purchase Rights
•	__________ shares purchasable under Purchase Rights owned of record and evidenced by Purchase Rights agreements or certificates for Purchase Rights issued by the Company in name(s) of signatory Securityholder(s) exactly as signed above
•	__________ shares purchasable under Purchase Rights owned of record by other accounts

Identification of other agreements between German American and any of the signatory Securityholders that continue in effect with respect to the subject matter of the Transaction (if none, so state):

Confidentiality Agreement

Any additional disclosures that may constitute an exception to the Securityholder representations and warranties pursuant to Section 5 of this Agreement: Securityholder currently has commercial loans with German American and with the Company, both of which are secured by pledges of Securityholder’s Company Stock

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The Indiana Business Corporation Law (“IBCL”), the provisions of which govern German American, empowers an Indiana corporation to indemnify present and former directors, officers, employees or agents or any person who may have served at the request of the corporation as a director, officer, employee or agent of another corporation (“Eligible Persons”) against liability incurred in any proceeding, civil or criminal, in which the Eligible Person is made a party by reason of being or having been in any such capacity or arising out of his status as such, if the individual acted in good faith and reasonably believed that (a) the individual was acting in the best interests of the corporation, (b) if the challenged action was taken other than in the individual’s official capacity as an officer, director, employee or agent, the individual’s conduct was at least not opposed to the corporation’s best interests, or (c) if a criminal proceeding, either the individual had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful.

The IBCL further empowers a corporation to pay or reimburse the reasonable expenses incurred by an Eligible Person in connection with the defense of any such claim including counsel fees, and, unless limited by its Articles of Incorporation, the corporation is required to indemnify an Eligible Person against reasonable expenses if he or she is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an Eligible Person for reasonable expenses prior to final disposition of the matter. Unless a corporation’s Articles of Incorporation otherwise provide, an Eligible Person may apply for indemnification to a court which may order indemnification upon a determination that the Eligible Person is entitled to indemnification in view of all the relevant circumstances without regard to whether his or her actions satisfied the appropriate standard of conduct.

Before a corporation may indemnify any Eligible Person against liability or reasonable expenses under the IBCL, a quorum consisting of directors who are not parties to the proceeding must (1) determine that indemnification is permissible in the specific circumstances because an Eligible Person met the requisite standard of conduct, (2) authorize the corporation to indemnify the Eligible Person and (3) if appropriate, evaluate the reasonableness of expenses for which indemnification is sought. If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the board of directors or such a committee, or by the shareholders of the corporation.

In addition to the foregoing, the IBCL states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of the Articles of Incorporation, bylaws, resolution or other authorization adopted, after notice by a majority vote of all the voting shares then issued and outstanding. The IBCL also empowers an Indiana corporation to purchase and maintain insurance on behalf of any Eligible Person against any liability asserted against or incurred by him or her in any capacity as such, or arising out of his or her status as such, whether or not the corporation would have had the power to indemnify him or her against such liability.

The Restated Bylaws of German American contain provisions pursuant to which the officers and directors of German American are entitled to indemnification as a matter of right against expenses and liabilities incurred by them by reason of their having acted in such capacities if such person has been wholly successful in the defense of such claims or acted in good faith in what he or she reasonably believed to be in or not opposed to the best interests of German American. Such rights are not exclusive of any other rights of indemnification to which such persons may be entitled by contract or a matter of law.

German American maintains directors’ and officers’ liability insurance, the effect of which is to indemnify the directors and officers of German American and its subsidiaries against certain losses caused by errors, misleading statements, wrongful acts, omissions, neglect or breach of duty by them of any matter claimed against them in their capacities as directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling German American pursuant to the foregoing provisions, German

American has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

The merger agreement filed as Exhibit 2.1 to this Registration Statement provides for indemnification of the past and present officers and directors of American Community and its subsidiaries, for acts or omissions occurring at or prior to the completion of the merger, to the same extent as these individuals had rights of indemnification prior to the completion of the merger.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere or incorporated by reference in the registration statement.

ITEM 22. UNDERTAKINGS.
(a)	The undersigned registrant hereby undertakes:
(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent not more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.
(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in an initial distribution of securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)	(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jasper, State of Indiana, on November 15, 2010.

GERMAN AMERICAN BANCORP, INC.
By: /s/ Mark A. Schroeder Mark A. Schroeder Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated below on November 15, 2010.

Capacity
/s/ Mark A. Schroeder Mark A. Schroeder	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Bradley M. Rust Bradley M. Rust	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Douglas A. Bawel	Director
* Christina M. Ernst	Director
* Richard E. Forbes	Director
* U. Butch Klem	Director
* J. David Lett	Director
* Gene C. Mehne	Director
* Thomas W. Seger	Director
* Michael J. Voyles	Director
* By /s/ Mark A. Schroeder Mark A. Schroeder Attorney-in-Fact

Index to Exhibits

Number	Description
2.1	Agreement and Plan of Reorganization by and among the Registrant, American Community Bancorp, Inc., Bank of Evansville, and German American Bancorp, dated October 4, 2010, as amended by First Amendment of Agreement and Plan of Reorganization dated October 27, 2010, is included as Annex A to the proxy statement/prospectus included in this registration statement. Certain schedules have been omitted from the Agreement as included in the proxy statement, prospectus. The omitted information is considered immaterial from an investor’s perspective. The Registrant will furnish supplementally a copy of any of any omitted schedule to the SEC upon request from the SEC.
3.1	Restatement of the Articles of Incorporation of the Registrant is incorporated by reference from Exhibit 3 to the Registrant’s Current Report on 8-K filed May 22, 2006
3.2	Restated Bylaws of German American Bancorp, Inc., as amended and restated July 27, 2009. The copy of this exhibit filed as Exhibit 3 to the current report on Form 8-K of the Registrant filed July 31, 2009 is incorporated herein by reference
4.1	Specimen Certificate of the Registrant’s Common Shares is incorporated by reference from Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated October 20, 2010 and filed October 21, 2010
4.2	Terms of Common Shares and Preferred Shares of the Registrant (included in Restatement of Articles of Incorporation) are incorporated by reference from Exhibit 3 to the Registrant’s Current Report on 8-K filed May 22, 2006.
4.3	No long-term debt instrument issued by the Registrant exceeds 10% of consolidated total assets or is registered. In accordance with paragraph 4 (iii) of Item 601(b) of Regulation S-K, the Registrant will furnish the Securities and Exchange Commission copies of long-term debt instruments and related agreements upon request.
5.1	Opinion of Mark Barnes Law PC regarding the validity of the securities registered hereunder.*
8.1	Opinion of Ice Miller LLP regarding certain tax matters*
21.1	Subsidiaries of the Registrant is incorporated by reference from Exhibit 21 to the Registrant’s annual report on Form 10-K for its year ended December 31, 2009.
23.1	Consent of Crowe Horwath LLP
23.2	Consent of BKD LLP
23.3	Consent of Mark Barnes Law PC (included in Exhibit 5.1)
23.4	Consent of Ice Miller LLP (included in Exhibit 8.1)
24.1	Power of Attorney to file future amendments (set forth on the signature page of the Registration Statement filed October 21, 2010*).
99.1	Voting Agreement by and among Jack A. Strassweg, Four S Properties LLC, and the Registrant, dated as of October 1, 2010, is included as Annex D to the proxy statement/prospectus included in this registration statement.
99.2	Form of American Community Bancorp, Inc., proxy card
99.3	Consent of Stifel, Nicolaus & Company, Incorporated

*	Previously filed.